Form 20-F
period 2024-12-31
XCHG Ltd
filed 2025-04-23
CIK 1979887

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number: 001-42208

XCHG Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

No. 12 Shuang Yang Road, Da Xing District, Beijing

People’s Republic of China, 100023

(Address of principal executive offices)

Yifei Hou

Chief Executive Officer

Tel: +86 10-53399799

E-mail: simon@xcharge.com

No. 12 Shuang Yang Road, Da Xing District, Beijing,

People’s Republic of China, 100023

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing 40 Class A ordinary shares, par value US$0.00001 per share	XCH	The Nasdaq Global Market
Class A ordinary shares, par value US$0.00001 per share*

* Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

[None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 2,378,061,531 ordinary shares, comprised of 1,636,807,084 Class A ordinary shares, par value US$0.00001 per share, and 741,254,447 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒
				Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

Introduction

Except where the context otherwise indicates and for the purpose of this annual report only:

•
“ADSs” refers to American depositary shares, each of which represents 40 Class A ordinary shares;
•
“X-Charge Technology” refers to Beijing X-Charge Technology Co., Ltd.;
•
“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;
•
“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.00001 per share;
•
“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.00001 per share;
•
“euro,” “EUR” or “€” refers to the common currency of the European Economic and Monetary Union;
•
“Group” refers to XCHG Limited and its subsidiaries;
•
“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
•
“shares” or “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;
•
“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;
•
“users” refers to the end user of our products;
•
“XCharge Europe” refers to XCharge Europe GmbH; and
•
“XCHG Limited,” the “company,” “we,” “our,” “ours,” “us” or similar terms refer to XCHG Limited, a Cayman Islands company, which includes its subsidiaries in the context of describing our consolidated financial information, business operations and operating data.

Unless otherwise noted, all translations from euro to U.S. dollars, from U.S. dollars to euro, from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at EUR1.0351 to US$1.00 and RMB7.2993 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any amounts could have been, or could be, converted into another currency, as the case may be, at any particular rate, the rates stated below, or at all.

This annual report contains information and statistics relating to China’s economy and the EV charger industry derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us. The information in such sources may not be consistent with other information compiled in or outside China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

ii

Forward-Looking Information

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•
our goals and strategies;
•
our expected development and introduction, and market acceptance, of our products and services;
•
our future business development, financial condition and results of operations;
•
the expected growth in, and market size of, the global EV charger industry;
•
expected changes in our revenue, costs or expenditures;
•
our expectations regarding demand for and market acceptance of our brand, products and services;
•
our expectations regarding growth in our customers and level of engagement;
•
our ability to attract, retain and monetize our customer base;
•
our ability to continue to develop new technologies and/or upgrade our existing technologies;
•
our expectation regarding the use of proceeds from our initial public offering;
•
growth of and trends of competition in our industry;
•
government policies and regulations relating to our industry; and
•
general economic and business conditions of the markets in which we have businesses.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Holding Company Structure

We are a holding company with no material operations of our own. We conduct all of our operations through our subsidiaries. As a result, for our cash requirements, including any payment of dividends to our shareholders, we rely upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Regulations in local jurisdictions where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us. Specifically, our subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries in China have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiary’s discretion. In addition, the full amount of a dividend distributed by our German subsidiary to us is generally subject to (final) German withholding tax at an aggregate rate of 26.375%.

See “Item 4. Information on the Company—4.B. Business Overview—Regulation—PRC—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations on Dividend Distributions,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.”

The following diagram illustrates our corporate structure, including all of our significant subsidiaries, as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Transfer of Funds and Other Assets

Cash may be transferred among the XCHG Limited and our subsidiaries in the following manner: (i) funds may be transferred to our subsidiaries from the company as needed in the form of capital contributions or shareholder loans through intermediary holding companies, as the case may be; and (ii) dividends or other distributions may be paid by our subsidiaries to the company directly or through intermediary holding companies, as the case may be. Our operating subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. In the future, the company’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our subsidiaries. As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization.

We may engage in intra-group loans and transactions among the entities within our Group from time to time. In 2024, XCHG Limited did not provide loan to any of our subsidiaries for fund support. Other than the US$350 thousand loans to one of our subsidiaries for fund support in 2023, and the cash transfers within our Group in connection with our restructuring in 2023 for our initial public offering, as of the date of this annual report, XCHG Limited has not transferred any cash proceeds or other assets to any of our subsidiaries. Other than the restructuring, none of our subsidiaries have issued any dividends or distributions to their respective holding companies, including the company, nor have we issued any dividends or distributions to any investors of the company, as of the date of this annual report. As of December 31, 2024, there is no outstanding balance of loans between the company and another entity within the Group under applicable agreements. We do not expect to pay dividends in the foreseeable future. In the future, cash proceeds raised from financing activities may be transferred by us through intermediary holding companies to our subsidiaries via capital contributions and shareholder loans, as the case may be, to meet the capital needs of our business operations. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to certain restrictions on currency exchange or outbound capital flows. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered capital and capital reserve accounts are also restricted from distribution. For details, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—PRC—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations on Dividend Distributions,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. We also face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.”

Licenses and Approvals

Business Operation

As of the date of this annual report, we have obtained all material licenses and approvals from relevant regulatory authorities that are material to our operations in China. The following table sets forth a list of material licenses and approvals that our PRC subsidiaries are required to obtain to carry out our operations in China as of the date of this annual report and none of such licenses and approvals obtained had been denied or rescinded.

License	Entity Holding the License	Status
Import and Export Goods Customs Registration Certificate	X-Charge Technology	Obtained
Import and Export Goods Customs Filing record	Beijing Echarge Technology Co., Ltd.	Obtained

As of the date of this annual report, we and our subsidiaries have not received any requirement from Chinese authorities to obtain permissions or approvals from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC, to conduct our daily business operations in China. In addition, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. In connection with our prior initial public offering and Nasdaq listing status, we have submitted the relevant filing documents with the CSRC and the CSRC published the notification on our completion of the required filing procedures for our initial public offering on December 27, 2023. In addition, we are required to complete the filing with the CSRC for our future overseas securities offerings under the CSRC Filing Rules. For details of related risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—The approval, filing or other administrative requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with our future offerings under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.”

Securities Offering

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China, or the CAC and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022. The Revised Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

We currently do not, and do not expect to in the near future, possess over one million users’ personal information. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Revised Cybersecurity Review Measures, and we have not received any warnings or sanctions in such respect from any regulatory authorities. Based on applicable PRC laws and regulations and our communication with the relevant PRC authority, as advised by Fangda Partners, our PRC legal counsel, we do not believe that we and our subsidiaries are subject to the cybersecurity review by the CAC with respect to our initial public offering. However, we cannot assure you that the CAC would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Revised Cybersecurity Review Measures, or if other regulations promulgated in relation to the Revised Cybersecurity Review Measures are deemed to apply to us, our securities offerings in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all, which could materially and adversely affect our business, financial condition, results of operations and prospects.

CSRC Filing

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant guidelines on the application of Overseas Listing Trial Measures (collectively, the “CSRC Filing Rules”), effective on March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. Pursuant to Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. The “indirect overseas offering or listing” of PRC domestic companies refers to such securities offering or listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. We have submitted the relevant filing documents with the CSRC in connection with our initial public offering and the CSRC published the notification on our completion of the required filing procedures for our initial public offering on December 27, 2023.

The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules.

Furthermore, we may be required to obtain additional licenses, permits, filings, registrations or approvals for business operations and securities offerings in the future. If we are found to be in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings, registrations or approvals, the relevant regulatory authorities would take action in dealing with such violations or failures in accordance with applicable laws and regulations. In addition, if we had inadvertently concluded that such licenses, approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such licenses, approvals, permits, registrations or filings in the future, we may be unable to obtain such necessary licenses, approvals, permits, registrations or filings in a timely manner, or at all, and such licenses, approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation, our securities offerings and the value of our securities. For risks relating to licenses and approvals required for business operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks

Related to the ADSs—The approval, filing or other administrative requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with our future offerings under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.”

Implication of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm from a jurisdiction where the PCAOB is unable to conduct inspections and investigations for two consecutive years, the SEC will prohibit our ordinary shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in New York that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer after we file our annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. In the event of such prohibition, our securities could potentially be delisted by the Nasdaq.

If our ordinary shares and the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations, financial condition and prospects. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely our auditor. The prohibition from trading the ADSs, or the threat of their being prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. Unless otherwise indicated, all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

•
Risks associated with the management of our future growth. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We may not be able to manage our expected growth. If we fail to manage growth effectively, our business, results of operations, financial condition and prospects could be adversely affected.”
•
Risks associated with the adoption of and demand for EVs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for EVs.”
•
Risks associated with our limited operating history. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—Our limited operating history may make it difficult to predict our future prospects and the risks and challenges we may encounter in the rapidly evolving EV charger market.”
•
Risks associated with the rapid technological change in the EV charger market and our ability to develop new products and product innovations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—The EV charger market is characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and thus adversely affect our business, results of operations, financial condition and prospects.”
•
Risks associated with our future monetization strategies. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.”
•
Risks associated with the significant competition in the EV charger market. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We currently face competition from a number of companies and expect to face significant competition in the future as the EV charger market develops.”
•
Risks associated with our ability to increase sales of our products to our customers. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—Our future revenue growth will depend in significant part on our ability to increase sales of our products to our customers.”
•
Risks associated with our reliance on a limited number of suppliers and OEM of certain key components for our products. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We rely on a limited number of suppliers and OEMs of certain key components for our products, such as batteries. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect our business, results of operations, financial condition and prospects.”
•
Risks associated with our reliance on a limited number of customers for a substantial portion of our revenues. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We are dependent on a limited number of significant customers for a substantial portion of our revenues. The loss of any such customer, or a reduction in revenue generated from any such customer could have a material adverse effect on our business, results of operations, financial condition and prospects if they are not replaced by another large sales order.”
•
Risks associated with foreign currency fluctuations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We may be adversely affected by foreign currency fluctuations.”
•
Risks associated with our ability to effectively expand our sales and marketing capabilities. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.”
•
Risks associated with our ability to offer high-quality products and services. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—If we fail to offer high-quality products and services, or fail to maintain high availability of our products or services and strong user experience, our business and reputation will suffer.”

Risks Related to Regulations

Risks and uncertainties related to regulations include, but are not limited to, the following:

•
Uncertainties regarding the interpretation and enforcement of laws, rules and regulations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—There are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate. In addition, such laws, rules and regulations are continually evolving.”
•
Uncertainties regarding the changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—The PRC government may promulgate new laws and regulations that could impact our operations from time to time. Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. In addition, the PRC government has recently promulgated laws and regulations on securities offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and the value of our securities.”
•
Risks associated with the approval, filing or other administrative requirements of the China Securities Regulatory Commission or other PRC government authorities. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—The approval, filing or other administrative requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with our future offerings under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.”
•
Risks associated with the inability of PCAOB to conduct inspections over our former and current auditors. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—The audit report for the fiscal years ended December 31, 2022 and 2023, which is included in this annual report, is prepared by our former auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past.”
•
Risks associated with the potential prohibition from trading in the United States of the ADSs under the Holding Foreign Companies Accountable Act. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely our auditor. The prohibition from trading the ADSs, or the threat of their being prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.”

Risks Related to Our International Operations

We are also subject to risks and uncertainties related to our international operations include, but are not limited to, the following:

•
Risks associated with our international operations and supply chain. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our International Operations—We face risks associated with our international operations and supply chain, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.”
•
Risks associated with changes to trade policy, tariffs, and import/export regulations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our International Operations—Changes to trade policy, tariffs, and import/export regulations may adversely affect our business, results of operations, financial condition and prospects.”

Risks Related to the ADSs

In addition to the risks described above, we are subject to risks related to the ADSs, including, but are not limited to, the following:

•
Risks associated with the volatility of the trading price of the ADSs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.”

•
Risks associated with the additional costs incurred due to being a public company. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—We may incur additional costs as a result of being a public company.”
•
Risk associated with the limited experience of our management team. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Our management team has limited experience managing a public company.”
•
Risks associated with out dual-class share structure with different voting rights. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Our dual-class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”

Risks Related to Our Business

We may not be able to manage our expected growth. If we fail to manage growth effectively, our business, results of operations, financial condition and prospects could be adversely affected.

We have experienced continued growth in the past. For example, our revenue increased from US$29.4 million in 2022 to US$38.5 million in 2023, and further increased to US$42.2 million in 2024. The growth in our business has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational, and financial resources, as well as our infrastructure. We plan to continue to expand our operations in the future. Our success will depend in part on our ability to manage this growth effectively and execute our business plan. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls, as well as our reporting systems and procedures.

To manage our growth effectively, we shall continue to improve and expand our operational, financial, and administrative systems and procedures. We shall also continue to manage our employees, operations, finances, research and development, and capital investments efficiently. Our productivity and the quality of our products and services may be adversely affected if we do not integrate and train our new employees quickly and effectively or if we fail to appropriately coordinate across our executive, research and development, sales and marketing, and other general and administrative teams. As we continue to grow, we will incur additional expenses, and our growth may continue to place a strain on our resources, infrastructure, and ability to maintain the quality of our products and services. If we do not adapt to meet these evolving challenges, or if the current and future members of our management team do not effectively manage our growth, the quality of our products and services may suffer and our corporate culture may be harmed. Failure to manage our future growth effectively could have an adverse impact on our business, results of operations, financial condition and prospects.

Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for EVs.

Our growth is highly dependent upon the adoption of EVs both by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available EV models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Our revenues are driven in large part by EV drivers’ driving and charging behavior. Although demand for EVs has grown in recent years, there is no guarantee of continuing future demand. Direct current (“DC”) fast charging in particular may not develop as expected and may fail to attract projected market share of the EV charger market. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our growth would be reduced and our business, results of operations, financial condition and prospects would be harmed. The market for EVs could be affected by numerous factors, such as:

•
perceptions about EV features, quality, driver experience, safety, performance and cost;
•
perceptions about the limited range over which EVs may be driven on a single battery charge and about availability and access to sufficient EV chargers;
•
competition, including from other types of alternative fuel vehicles (such as hydrogen fuel cell vehicles), plug-in hybrid EVs and high fuel-economy internal combustion engine (“ICE”) vehicles;
•
increases in fuel efficiency in legacy ICE and hybrid vehicles;
•
volatility in the price of gasoline and diesel at the pump;
•
EV supply chain disruptions, including but not limited to availability of certain components (e.g., semiconductors), ability of EV manufacturers to ramp-up EV production, availability of batteries, and battery materials;

•
concerns regarding the stability of the electrical grid;
•
the decline of an EV battery’s ability to hold a charge over time;
•
availability of service for EVs;
•
consumers’ perception about the convenience, speed, and cost of EV charging;
•
government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV chargers or decarbonization generally;
•
relaxation of government mandates or quotas regarding the sale of EVs;
•
the number, price and variety of EV models available for purchase; and
•
concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales.

While many global OEMs and several new market entrants have announced plans for new EV models, the lineup of EV models with increasing fast charging needs expected to come to market over the next several years may not materialize in that time frame or may fail to attract sufficient customer demand. Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect our business, results of operations, financial condition and prospects.

Our limited operating history may make it difficult to predict our future prospects and the risks and challenges we may encounter in the rapidly evolving EV charger market.

Due to our limited operating history in the rapidly evolving EV charger market, we cannot assure you that we can accurately predict our future prospects. If products in our product roadmap, such as the new NZS and GridLink chargers, do not achieve projected sales in the future, our growth prospects may be negatively affected.

Estimates of future EV adoption in the world, the total addressable market, serviceable addressable market for our products and services, and the EV charger market in general are included in this annual report. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts relating to the size and expected growth of the target market, market demand, EV adoption across individual market verticals and use cases, capacity of automotive and battery OEMs and ability of charging infrastructure to address this demand and related pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for EV charger and future fast charging throughput or our market share capture are difficult to predict. The estimated addressable market may not materialize in the time frame of the projections included herein, if ever, and even if the markets meet the size estimates and growth estimates, our business could fail to grow at similar rates.

The EV charger market is characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and thus adversely affect our business, results of operations, financial condition and prospects.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology, continuing and increasing reliance on EV charging infrastructure and the use of our products and services. Our future success will depend in part upon our ability to develop and introduce a variety of new capabilities and innovations to our existing charging and energy storage solutions, as well as introduce a variety of new products and services to address the changing needs of the EV charger market.

As EV technologies change, we may need to upgrade or adapt our charging technologies and introduce new products and services in order to serve vehicles that have the latest technology, in particular battery technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected.

We cannot guarantee that any new products or services will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products or services that meet customer requirements could damage our relationships with customers and lead them to seek alternative products or services. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to use our competitors’ products or services.

If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses and our business, results of operations, financial condition and prospects will be adversely affected.

We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We have developed a diversified revenue model and plan to explore additional opportunities to monetize our customer base and technology by, for example, promoting a new monetization model for our NZS chargers. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth. Specifically, in order to increase the number of our customers and their levels of spending, we will need to address a number of challenges, including providing consistent quality products and services; continuing to innovate and stay ahead of our competitors; and improving the effectiveness and efficiency of our sales and marketing efforts. If we fail to address any of these challenges, we may not be successful in increasing the number of our customers and their expenditures with us, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

We currently face competition from a number of companies and expect to face significant competition in the future as the EV charger market develops.

The EV charger industry is relatively new, and the competitive landscape is still developing. Successfully penetrating large emerging EV markets, such as Europe and the United States, will require early engagement with customers to gain market share, and ongoing efforts to scale channels, teams and processes. Our potential entrance into additional markets may require establishing ourselves against existing competitors. In addition, there are multiple competitors in Europe and the United States that could begin selling and commissioning chargers of lower quality which, in turn, may cause poor driver experiences, hampering overall EV adoption or trust in EV charger manufacturers.

We believe that we are differentiated from current publicly listed EV charger competitors in that we offer charging and energy storage solutions. However, there are other means for charging EVs and the continued or future adoption of such other means could affect the demand for our products and services.

Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, even if our offerings are more effective and of higher quality than those of our competitors, current or potential customers may accept competitive solutions. If we fail to adapt to EV charger market conditions or continue to compete successfully with current charging providers or new competitors, our growth will be limited which would adversely affect our business, results of operations, financial condition and prospects.

Our future revenue growth will depend in significant part on our ability to increase sales of our products to our customers.

Our future revenue growth will depend in significant part on our ability to increase sales of our products to our customers. As we compete with a large and growing number of EV charger solution providers, we have invested in branding, sales and marketing to acquire and retain customers and increase their spending in our products. If we are unable to increase sales of our products, our revenue and profitability could be adversely affected.

We incurred selling and marketing expenses of US$3.5 million, US$6.4 million and US$10.3 million in 2022, 2023 and 2024, respectively. We expect to continue to invest to acquire new customers and increase sales to existing ones, but there is no assurance that we can attract new customers or that our existing customers will stay with us. Any failure to attract and retain customers in the future would adversely affect our business, results of operations, financial condition and prospects.

We rely on a limited number of suppliers and OEMs of certain key components for our products, such as batteries. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect our business, results of operations, financial condition and prospects.

We rely on a limited number of suppliers and OEMs to manufacture components for our products. This reliance on a limited number of suppliers and OEMs increases our risks, since we do not currently have proven reliable alternative or replacement suppliers and OEMs for certain components beyond these key parties, and in some cases replacing the suppliers or OEMs would require re-certification of the chargers by relevant regulatory authorities. A catastrophic loss of the use of one or more of our OEMs due to pandemics, including the COVID-19 pandemic, accident, fire, explosion, labor issues, extreme weather events, natural disasters, condemnation, cyberattacks, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on their production capabilities. In addition, unexpected failures, including as a result of power outages or similar disruptions outside of our control, could result in production delays or the loss of components or products in the equipment or machinery at the time of such failures. In the event of a supply shortage or major shipping disruption, we may not be able to increase capacity from other sources, or develop alternate or secondary sources, without incurring material additional costs and substantial delays. For more information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our International Operations—We face risks associated with our international operations and supply chain, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.” Thus, our business could be adversely affected if one or more of our suppliers is impacted by any supply shortages, price increases, or manufacturing, shipping or regulatory disruptions.

If we experience a significant increase in demand for our products, or if we need to replace an existing supplier or OEM, it may not be possible to supplement or replace them on acceptable terms or at all, which may undermine our ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify an OEM that has the capability and resources to produce batteries in sufficient volume. Identifying suitable suppliers and OEMs could be an extensive process that requires us to become satisfied with their component or sub-assembly specifications, quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical or environmental, social and governance practices. Accordingly, a loss of any significant suppliers or OEMs could have an adverse effect on our business, results of operations, financial condition and prospects.

We are dependent on a limited number of significant customers for a substantial portion of our revenues. The loss of any such customer, or a reduction in revenue generated from any such customer could have a material adverse effect on our business, results of operations, financial condition and prospects if they are not replaced by another large sales order.

We are, and may continue to be, dependent on a limited number of significant customers for a substantial portion of our revenue. For example, in 2022, 2023 and 2024, revenue generated from our largest customer accounted for 63%, 42% and 23% of our total revenues for the same periods, respectively. We cannot be certain that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate similar revenues in any future period. We may lose one or more of our significant customers due to various factors, including but not limited to increased competition, material changes in such customers’ operations, breach of contract or policy, and any deterioration in our relationship with such customers. The loss or reduction in revenues generated from significant customers, any reduction, delay or cancellation of orders from one or more of our significant customers, or a decision by one or more of our significant customers to select products or services provided by a competitor, would significantly and negatively impact our business, results of operations, financial condition and prospects. Additionally, the failure of our significant customers to pay their current or future outstanding balances would increase our operating expenses and reduce our cash flows.

We may be adversely affected by foreign currency fluctuations.

We routinely transact business in currencies other than the U.S. dollar. Additionally, we maintain a portion of our cash and investments in currencies other than the U.S. dollar and may, from time to time, experience losses resulting from fluctuations in the values of these foreign currencies, which could cause our reported net earnings to decrease, or could result in a negative impact to shareholders’ deficit. In addition, failure to manage foreign currency exposures could cause our results of operations to be more volatile. Adverse, unforeseen or rapidly shifting currency valuations in our key markets may magnify these risks over time.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We rely on our sales and marketing teams to obtain new customers and grow our business. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to sales and marketing activities does not generate a significant increase in revenue.

If we fail to offer high-quality products and services, or fail to maintain high availability of our products or services and strong user experience, our business and reputation will suffer.

We offer a portfolio of customizable and environment-friendly products and comprehensive services catering to different and evolving needs in the EV era. Rapid and high-quality customer services is important so customers can receive reliable charging for their EVs. The importance of high-quality products and services will increase as we seek to expand our business and pursue new customers and geographies. If we do not quickly resolve issues and provide high-quality products and services, our ability to retain customers or sell additional products and services to existing customers could suffer and our brand and reputation could be harmed.

If a safety issue occurs with our products, or similar products from another manufacturer, there could be adverse publicity around our products or the safety of EV chargers generally, which could adversely affect our business, results of operations, financial condition and prospects.

Manufacturers of EV chargers, including us, may be subject to claims that their products have malfunctioned and, as a result, persons were injured and/or property was damaged. For example, under certain circumstances, including improper charging, lithium-ion batteries have been observed to catch fire or vent smoke and flames. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could result in negative publicity and reputational harm, which could adversely affect our business, results of operations, financial condition and prospects.

Any delay in achieving our manufacturing expansion plans could impact revenue forecasts associated with these facilities.

We presently intend to establish new manufacturing facilities in the United States. Our ability to fund the completion of the project may depend on our ability to obtain enough cash flow from our operations, which may not materialize or be available at the needed levels, or other sources of funding, which may not be available at acceptable rates or at all. In addition, completion of the project could be delayed due to factors outside of our control, including equipment delivery delays and other shipping delays or interruptions, delays in customs processing, delays in obtaining regulatory approvals, work stoppages, imposition of new trade tariffs, implementation of new government policies and regulatory measures towards EV and EV charging industries, rising tension between the U.S. and China, unusual weather conditions and impacts of health pandemics. Any delays in completion of these projects could impact revenue forecasts associated with the expanded facilities and could adversely affect our business, results of operations, financial condition and prospects.

Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which could adversely affect our business, results of operations, financial condition and prospects.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and may occur on our systems. Any attempts by cyberattackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyberattacks. Even with the security measures implemented by us, such as managed security services that are designed to detect and protect against cyberattacks, and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyberattackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable us to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyberattack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect our business and financial results.

We face risks related to health pandemics, including the COVID-19 pandemic, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Health pandemics may have a material adverse effect on our business, results of operations, financial condition and prospects. For example, during the outbreak of COVID-19, the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers was disrupted and a decrease in vehicle sales, including EV sales, occurred in markets around the world, which resulted in the decrease in the accompanying demand for our chargers. The negative impact for EVs may in turn harm our business, results of operations, financial condition and prospects.

Nonetheless, in the event of a re-occurrence or outbreak of any health pandemics, and if we cannot effectively mitigate the risks posed by such health pandemics, our operations will be negatively impacted. Health pandemics could limit the ability of customers, suppliers, and utilities to perform, including third-party suppliers and OEMs’ ability to provide components used in chargers, which may have an adverse impact on our business.

We may need to raise additional funds, and these funds may not be available when needed or may be available only on unfavorable terms.

We may need to raise additional capital in the future to further scale our business and expand to additional markets. We may raise additional funds through the issuance of equity, equity-related or debt securities, through obtaining credit from government or financial institutions or through grant funding. We cannot be certain that additional funds or incentives will be available on favorable terms when required, or at all, or that we will be able to obtain additional funds under various existing and new state and local programs in the future. If we cannot raise additional funds when needed, our business, results of operations, financial condition and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. In addition, to the extent we raise funds through the sale of additional equity securities, our shareholders would experience additional dilution.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain insurance policies to safeguard against risks and unexpected events, such as social security insurance for our employees as required by PRC law. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business, results of operations, financial condition and prospects.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers, OEMs or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. Although our employees are not represented by a union, its labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs. The competition for skilled research and development, manufacturing, sales and other personnel is intense in the regions in which our operation covered. A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay, or both. Additionally, potential employees may seek remote work options that are unavailable for certain positions. If we are unable to hire and retain skilled research and development, manufacturing, sales and other personnel, our ability to execute our business plan, and our business, results of operations, financial condition and prospects, would suffer.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.

Our success depends, in part, on our continuing ability to identify, hire, attract, train and develop and retain highly qualified management, technical, engineering and sales personnel. The inability to do so effectively would adversely affect our business.

Competition for key employees can be intense, and the ability to attract, hire and retain them depends on our ability to provide competitive compensation, culture and benefits. We may not be able to attract, assimilate, develop or retain qualified management, technical, engineering and sales personnel in the future, and failure to do so could adversely affect our business, results of operations, financial condition and prospects, including the execution of our global business strategy.

Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV charger market and thus the demand for our products and services.

As regulatory initiatives have required an increase in the mileage capabilities of cars and consumption of renewable transportation fuels, such as ethanol and biodiesel, consumer acceptance of EVs and other alternative vehicles has been increasing. However, the EV fueling model is different from gasoline and other fuel models, requiring behavior changes and education of businesses, consumers, regulatory bodies, local utilities, and other stakeholders. Further developments in, and improvements in affordability of, alternative technologies, such as renewable diesel, biodiesel, ethanol, hydrogen fuel cells or compressed natural gas, proliferation of hybrid powertrains involving such alternative fuels, or improvements in the fuel economy of the internal combustion engine vehicles, whether as the result of regulation or otherwise, may materially and adversely affect demand for EVs and EV chargers in some market verticals. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. Local jurisdictions may also impose restrictions on urban driving due to congestion, which may prioritize and accelerate micromobility trends and slow EV adoption growth. If any of the above cause or contribute to automakers reducing the availability of EV models or cause or contribute to consumers or businesses to no longer purchase EVs or purchase fewer of them, it would harm the demand for our products and services, thus materially and adversely affect our business, results of operations, financial condition and prospects.

The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will issue with respect to our currently pending patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Our currently issued patents and any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future trademark registrations will be issued with respect to pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed.

Furthermore, effective patent, copyright, trademark, and trade secret protection may not be available in every country. In addition, the legal scope of protection of intellectual property rights in EV-related industries is uncertain and still evolving.

We may need to defend against intellectual property infringement or misappropriation claims or challenge the patents of our competitors, which may be time consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or successfully combat other legal demands by competitors or other third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation or arbitration will not occur, and such licenses and associated disputes could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon or misappropriated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. Further, we may be forced to challenge the patents of our competitors, either in conjunction with defending an infringement claim or separately, in order to protect our rights to sell our current and future products. If we were required to take one or more such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected. In addition, any litigation or other disputes, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management’s attention.

We expect to incur research and development costs and devote significant resources to our research and development efforts, which could significantly reduce our profitability.

Our future growth depends on penetrating new markets, adapting existing products to new customer requirements, and introducing new products that achieve market acceptance. In 2022, 2023 and 2024, we incurred research and development expenses of US$2.8 million, US$4.1 million and US$12.2 million, respectively. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. Further, our research and development program may not produce successful results, and products in our product roadmap may not achieve market acceptance, create additional revenue or become profitable.

Our technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

We may be subject to claims that chargers have malfunctioned and persons were injured or purported to be injured due to latent defects. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party suppliers or OEMs, such suppliers or OEMs may not assume responsibility for such malfunctions. Any of these events could adversely affect our brand reputation, and thus adversely affect our business, results of operations, financial condition and prospects.

Our software system may contain latent defects or errors. In addition, if our products and services, including any upgrades or updates, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result. Any defects or errors in product or service offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, results of operations, financial condition and prospects:

•
expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;
•
loss of existing or potential customers or partners;
•
interruptions or delays in sales;
•
equipment replacements and product recalls;
•
delayed or lost revenue;
•
delay or failure to attain market acceptance;
•
delay in the development or release of new functionality or improvements;
•
negative publicity and reputational harm;
•
exposure of confidential or proprietary information;
•
diversion of development and customer service resources;
•
breach of warranty claims;
•
legal claims under applicable laws, rules and regulations; and

•
expenses and risks of litigation.

We also face the risk that any contractual protections we seek to include in our agreements with customers are rejected, not implemented uniformly or may not fully or effectively protect from claims by customers, business partners or other third parties. In addition, any insurance coverage or indemnification obligations of suppliers for our benefit may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, results of operations, financial condition and prospects. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

Failure to comply with data protection laws and regulations may adversely affect our business.

National and local governments and agencies in the countries in which we operate and in which our customers operate have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, disclosure, and other processing of information regarding customers and other individuals, which could impact our ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security, and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe. The costs of compliance with, and other burdens imposed by, laws, regulations, standards, and other obligations relating to privacy, data protection, and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with suppliers that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of our solutions, reduce overall demand, lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. Moreover, if we or any of our employees fail or are believed to fail to adhere to appropriate practices regarding customers’ data, our reputation and brand may be damaged.

Additionally, existing laws, regulations, standards, and other obligations may be interpreted in new and differing manners in the future and may be inconsistent among jurisdictions. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for noncompliance, and limitations on data collection, use, disclosure, and transfer for us and our customers. The European Union and United States agreed to several framework agreements for data transferred from the European Union to the United States, but these framework agreements have been challenged and declared invalid by the Court of Justice of the European Union each time. Currently, there is no valid framework agreement for data transfers from the European Union to the United States, and vice versa, thereby creating additional legal risks for us. Additionally, the European Union adopted the GDPR in 2016, and it became effective in May 2018. The GDPR establishes requirements applicable to the handling of personal data and imposes penalties for noncompliance of up to the greater of €20 million or 4% of worldwide revenue. The costs of compliance with, and other burdens imposed by, the GDPR may limit the use and adoption of our products and services and could have an adverse impact on our business.

The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection, and information security that are applicable to the businesses of customers may adversely affect our ability and willingness to handle, store, use, transmit and otherwise process certain types of information, such as demographic and other personal information. In addition to government activity, privacy advocacy groups, the technology industry, and other industries have established or may establish various new, additional, or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that we will meet voluntary certifications or adhere to other standards established by them or third parties. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business.

Our results of operations and financial condition are likely to fluctuate in future periods, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of the ADSs.

Our financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control.

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

•
the timing and volume of new sales;
•
the timing of new charger rollouts;
•
weaker than anticipated demand for our products and services, whether due to changes in government incentives and policies or due to other conditions;

•
fluctuations in sales and marketing, business development or research and development expenses;
•
supply chain interruptions and manufacturing or delivery delays;
•
the timing and availability of new products and services relative to customers’ and investors’ expectations;
•
the impact of pandemics on our workforce, or those of our customers, suppliers, or business partners;
•
disruptions in sales, production, service or other business activities or our inability to attract and retain qualified personnel;
•
unanticipated changes in local or foreign government incentive programs, which can affect demand for EVs;
•
seasonal fluctuations in driving patterns.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of the ADSs.

Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect our after-tax profitability and financial results.

We are currently subject to income taxes in Europe, the United States and China. With the expansion of our business, we may also in the future become subject to income taxes in other foreign jurisdictions. Our effective income tax rate could be adversely affected by a number of factors, including changes in deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction and changes in our operating results before taxes. We plan to regularly assess these matters to determine the adequacy of our tax liabilities. If any of our assessments are ultimately determined to be incorrect, our business, results of operations, financial condition and prospects could be materially adversely affected.

Due to the complexity of multinational tax obligations and filings, we may have a heightened risk related to audits or examinations by taxing authorities in the jurisdictions in which we operate. Outcomes from these audits or examinations could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of our ADSs may be materially and adversely affected.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2024 included elsewhere in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the failure to establish formal policies and procedures on relevant general information technology controls (GITCs). For details, see “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address such weaknesses and deficiencies in our internal control over financial reporting. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

The EV charger market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset our operating cost. The reduction, modification or elimination of such benefits could adversely affect our financial results.

The governments in the jurisdictions in which we operate provide incentives to end users and purchasers of EV chargers in the form of rebates, tax credits, and other financial incentives, such as payments for regulatory credits. The EV charger market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EV chargers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. If we are not eligible for grants or other incentives under such programs, while our competitors are, it may adversely affect our competitiveness or results of operation.

We may grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profitability.

We adopted a series of share incentive plans, including the 2023 Share Incentive Plan, the 2023 Share Incentive Plan II and the 2025 Share Incentive Plan, for the purpose of granting share-based compensation awards to our key employees, directors, and other eligible persons. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to the 2023 Share Incentive Plan is 150,000,000, and all such share awards have been granted and have vested. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to the 2023 Share Incentive Plan II is 445,198,950, and 173,688,763 of such share awards have been granted as of March 31, 2025. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to the 2025 Share Incentive Plan, adopted in April 2025, is 445,198,950. See “Item 6. Directors, Senior Management and Employees—6. B. Compensation—Share Incentive Plans.” In addition, we may adopt additional share incentive plans in the future.

We believe the granting of share-based compensation awards is important to our ability to attract and retain key personnel and employees, and we may grant share-based compensation awards in the future. As a result, we may incur expenses associated with share-based compensation, which may have a material and adverse effect on our financial condition and results of operations. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees. In case we decide to reserve and issue additional shares under our share incentive plan, your interests in our company will be further diluted by such issuance.

We may face certain liquidity risks. We have recorded negative cash flows from operating activities historically and may experience liquidity problems in the future.

We have recorded negative cash flows from operating activities historically. In 2022, 2023 and 2024, we recorded positive cash flow of US$0.8 million, negative cash flow of US$5.6 million and negative cash flow of US$7.2 million, respectively, from operating activities. As of December 31, 2024, we had US$26.8 million in cash and cash equivalents. We cannot assure you that we will not experience cash outflows in the future, which may adversely affect our business, financial condition, results of operations and prospects.

We cannot assure you that we will not experience working capital deficiencies or accumulated deficits in the future, which could expose us to liquidity risks. If we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure, and our business, financial condition, results of operations and prospects will be adversely affected.

Risks Related to Regulations

There are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate. In addition, such laws, rules and regulations are continually evolving.

We are subject to differing and sometimes conflicting laws and regulations in the various jurisdictions in which we operate, and because the laws, rules and regulations often give the relevant regulator discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations also involve uncertainties. In addition, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. For example, as the EV charger industry is relatively new, laws and regulations in this industry are still evolving. Any failure or perceived inability to comply with current or future laws, regulations, standards, and other obligations, to the extent applicable to us, may lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance.

The PRC government may promulgate new laws and regulations that could impact our operations from time to time. Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. In addition, the PRC government has recently promulgated laws and regulations on securities offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and the value of our securities.

The PRC government has oversight and discretion over the conduct of our business and may intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, results of operations and prospects.

Our PRC operating subsidiaries are incorporated under and governed by the laws of the PRC. Our operations in the PRC are governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business, we cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations. For example, recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, strengthening supervision on overseas listings by China-based companies, adopting new measures to extend the scope of cybersecurity reviews and data security protection, and expanding the efforts in anti-monopoly enforcement.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies and other forms of guidance. As a result, we may not always be aware of any potential violation of these policies and rules. These uncertainties may adversely affect our contractual, property and procedural rights, which could adversely affect our business, financial condition, results of operations and prospects.

Furthermore, the PRC government has also recently promulgated laws and regulations on securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Moreover, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in additional costs and diversion of our resources and management’s attention.

The approval, filing or other administrative requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with our future offerings under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We are subject to certain CSRC filing requirements. On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation or the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective on September 8, 2006, which were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

The PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—PRC—Regulations Relating to Overseas Listing” for more details. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant guidelines on the application of Overseas Listing Trial Measures (collectively, the “CSRC Filing Rules”), effective on March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. Pursuant to Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. The “indirect overseas offering or listing” of PRC domestic companies refers to such securities offering or listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering or listing shall be determined as an indirect overseas offering or listing by a domestic company: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in PRC, or its main place(s) of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the guidelines on the application of Overseas Listing Trial Measures, where an issuer submits a confidential application for offering and listing to competent overseas regulators, such issuer may submit an explanation to the CSRC at the time of filing and apply for postponement of publication of the filing information, and such issuer shall notify the CSRC within three business days after the application documents for offering and listing are published overseas. We have submitted the relevant filing documents with the CSRC in connection with our initial public offering and the CSRC published the notification on our completion of the required filing procedures for our initial public offering on December 27, 2023.

The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. If we fail to obtain required approval or complete other review or filing procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operations in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on PRC companies seeking overseas offering or listing. In addition to the aforementioned filing procedures with the CSRC, if the CSRC or other PRC regulatory authorities subsequently determines that we need to obtain their approval or complete other administrative procedures for our future offerings, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete other required administrative procedures for our future offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such required administrative procedures for our future offerings, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and other penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to offer or continue to offer securities to investors.

We may become subject to cybersecurity review by the CAC in the future.

On December 28, 2021, the Cyberspace Administration of China, or the CAC and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022. The Revised Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

We currently do not, and do not expect to in the near future, possess over one million users’ personal information. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Revised Cybersecurity Review Measures, and we have not received any warnings or sanctions in such respect from any regulatory authorities. Based on applicable PRC laws and regulations and our communication with the relevant PRC authority, as advised by Fangda Partners, our PRC legal counsel, we do not believe that we and our subsidiaries are subject to the cybersecurity review by the CAC with respect to our initial public offering. However, we cannot assure you that the CAC would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Revised Cybersecurity Review Measures, or if other regulations promulgated in relation to the Revised Cybersecurity Review Measures are deemed to apply to us, our securities offerings in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The audit report for the fiscal years ended December 31, 2022 and 2023, which is included in this annual report, is prepared by our former auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past.

Our former auditor, the independent registered public accounting firm that issues the audit report for the fiscal years ended December 31, 2022 and 2023, which is included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such firms’ compliance with the applicable professional standards. Our former auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

On November 7, 2024, we engaged Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended December 31, 2024. For more details, see “Item 16F. Change in Registrant’s Certifying Accountant.” Marcum Asia is an accounting firm based in New York that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. If in the future, the PCAOB concludes that it is unable to inspect and investigate completely our auditor, we and our investors in the ADSs would be deprived of the benefits of such PCAOB inspections again. The inability of the PCAOB to conduct inspections of accounting firms registered with the PCAOB in China in the past makes it more difficult to evaluate the effectiveness of our former independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in the quality of work performed by our independent registered public accounting firm and the company’s financial statements.

The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely our auditor. The prohibition from trading the ADSs, or the threat of their being prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm from a jurisdiction where the PCAOB is unable to conduct inspections and investigations for two consecutive years, the SEC will prohibit our ordinary shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”). On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in New York that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer after we file our annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. In the event of such prohibition, our securities could potentially be delisted by the Nasdaq.

If our ordinary shares and the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

We receive a portion of revenue in Renminbi. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a considerable portion of our revenues in Renminbi. Under our current corporate structure, we mostly rely on dividend payments from our subsidiaries, including our PRC subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. We also face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In addition, pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. We and our executive officers and other employees, who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options, are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on their ability to exercise their stock options or remit proceeds gained from sale of their stock into the PRC.

We have requested shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands company and are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. In addition, concerning the uncertainty of the application of SAFE Circular 37, some of our current beneficial owners who are PRC residents may not be able to complete or update their SAFE registrations to address the changes of their offshore interest in a timely manner, or at all. Any failure or inability by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units vest, will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of the ADSs or shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which was amended on 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

We do not believe our company or any of our subsidiaries outside the PRC are PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company (or any of our subsidiaries outside China) is a PRC resident enterprise for enterprise income tax purposes, our company (or such subsidiaries) will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including ADS holders) that are non-resident enterprises. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or Class A ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including ADS holders) and any gain realized on the sale or other disposition of the ADSs or Class A ordinary shares by such shareholders (including ADS holders) may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

Risks Related to Our International Operations

We face risks associated with our international operations and supply chain, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.

We are and will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to expand on a global basis, and require significant management attention. These risks include:

•
difficulty in staffing and managing foreign operations;
•
difficulties in attracting customers and users in new jurisdictions;
•
the Europe, U.S., China and foreign government taxes, regulations, and permit requirements;

•
fluctuations in foreign currency exchange rates and interest rates;
•
the Europe, U.S., China and foreign government trade restrictions, tariffs, and price or exchange controls;
•
compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our services and products in certain international markets;
•
attract, recruit, and retain talents internationally;
•
the Europe, U.S., China and foreign labor laws, regulations, and restrictions;
•
the Europe, U.S., China and foreign laws, regulations, and restrictions related to constructions, environment protection, real properties, and intellectual properties;
•
changes in diplomatic and trade relationships;
•
political instability, natural disasters, war or events of terrorism; and
•
the strength of international economies

If we fail to successfully address these risks, our business, results of operations, financial condition and prospects could be materially harmed.

Changes to trade policy, tariffs, and import/export regulations may adversely affect our business, results of operations, financial condition and prospects.

Changes in global political, regulatory and economic conditions, or in laws and policies governing foreign trade, manufacturing, development, and investment in the territories or countries where we currently purchase components, seek to offer our solutions, or conduct our business, could adversely affect our business, results of operations, financial condition and prospects. The U.S. has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. For example, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. As of the date of this annual report, the United States imposed a total tariff rate of 145% on goods imported from China, and China imposed a retaliatory 125% tariff on goods imported from the United States. These policies have adversely affected the global economy and financial markets, such as significant declines in the global stock markets. We believe that such tariffs would not have a material imminent impact on our business operations, but as relevant policies are rapidly evolving, it may be difficult to evaluate their potential future impacts. Geopolitical conflicts like this may also lead to volatility in financial markets, fluctuations in currency exchange rates, increased procurement costs and declines in trading prices of our ordinary shares and the ADSs. In extreme cases, such conflicts could result in economic downturns that materially and adversely impact our operations.

Tensions in international trade and investment and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of key components necessary for our operations and our ability to continue to sell to global customers. For example, as the U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our suppliers or customers. As a result, our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us. Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the United States and China, which would have a material adverse effect on global economic conditions and the stability of global financial markets as well as our and our customers’ business, prospects, financial condition, and results of operations.

As we expand our operations to international markets, we may become subject to various restrictions under applicable export control laws and regulations. Changes in our solution offerings, technologies, or changes in export and import laws, may delay the introduction and growth of our business in international markets, prevent our customers with international operations from using our services or, in some cases, prevent the access or use of our services to and from certain countries, governments, persons, or entities altogether. Further, any change in export or import regulations or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technology targeted by such regulations could result in decreased use of our services or in our decreased ability to export or sell our services to existing or potential customers with international operations. Any decreased use of our services or products or limitation on our ability to export or sell our services or products would likely harm our business, results of operations, financial condition and prospects.

Our products are subject to numerous standards and regulations which may materially and adversely affect our business, results of operations, financial condition and prospects. The current lack of certainty and alignment in international standards and regulations may lead to multiple production variants of the same product, products failing customer testing, retrofit requirements for already fielded products, litigation with customers facing retrofit expenses, additional test and compliance expenses and further unexpected costs, and we may not be able to comply with new standards and regulations on a competitive timeline or at all.

Emerging industry standards for EV chargers, coupled with utilities and other large organizations mandating their own adoption of specifications that may not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction. Countries may also establish conflicting standards and regulations, increasing product development and compliance costs, delaying deliveries to customers and reducing profitability by introducing additional complexity and lack of standardization of production processes.

Further, should regulatory bodies later impose a standard that is not compatible with our infrastructure, we may incur significant costs to adapt our business model to the new regulatory standard, which may require significant time and, as a result, may have a material adverse effect on our business, results of operations, financial condition and prospects.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the annual report based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct the majority of our operations in markets such as Europe, North America and Asia. In addition, some of our senior executive officers reside within these jurisdictions for a significant portion of the time and some of them are nationals of such countries. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons outside the United States.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoing. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

Risks Related to the ADSs

The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Europe, the United States or China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•
variations in our revenues, earnings and cash flows;
•
announcements of new offerings, solutions and expansions by us or our competitors;
•
changes in financial estimates by securities analysts;
•
detrimental adverse publicity about us, our services, our directors, management or employees, or our industry in general;
•
announcements of new regulations, rules or policies relevant to our business;
•
additions or departures of key personnel;
•
announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•
potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may incur additional costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Nasdaq, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Our management team has limited experience managing a public company.

Most of the members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their new roles and responsibilities. As a public company, we are subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering, and such use may not produce income or increase the ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the ADS price. The net proceeds from our initial public offering may be placed in investments that do not produce income or that lose value.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, or no analysts publish reports on us at all, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of the listed companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs, and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

In addition, we conduct our business operations in multiple jurisdictions in addition to the United States. The SEC, the U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers. Additionally, our public shareholders may have limited rights and few practical remedies in the other jurisdictions where we operate, as shareholder claims that are common in the United States, including class action suits based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many other jurisdictions.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with limited liability with no business operations and substantially all of our assets are located outside the United States. Most of our current operations are conducted in Germany. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other owners or holders of the ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, and may lead to increased costs to bring a claim. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owner or holder of the ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Your rights to pursue claims under the deposit agreement are limited by the terms of the deposit agreement.

Under the deposit agreement governing the ADSs representing our Class A ordinary shares, any controversy, claim or cause of action brought by any party against us arising out of or relating to the Class A ordinary shares, the ADSs, the ADRs, or the breach hereof or thereof, if so elected by the claimant, shall be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The place of the arbitration shall be The City of New York, State of New York, United States of America. This provision applies to ADS holders who purchased the ADSs in our initial public offering and secondary transactions, and applies to claims under the U.S. federal security laws. However, a claimant could also elect not to submit its claim to arbitration and instead bring its claim in any court having jurisdiction of it. The deposit agreement does not give us the right to require anyone to submit any claim to arbitration.

Such arbitration provisions may lead to increased costs to bring a claim, limited access to information and other imbalances of resources between our company and shareholders, and may discourage claims or limit your ability to bring a claim in a judicial forum you find favorable. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the Securities Act and the Exchange Act. The state and federal courts sitting in New York generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provisions are generally enforceable under the U.S. federal laws and the laws of the State of New York, subject to certain exceptions, such as corruption, fraud or undue means. Therefore, we believe that the arbitration provision in the deposit agreement is enforceable under the U.S. federal laws and the laws of the State of New York.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying the ADSs.

As a holder of the ADSs, you do not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You are only able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying the ADSs in accordance with your instructions. If we request the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You are not able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel the ADSs and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to do so. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Under the deposit agreement, if no voting instruction from you is received, the depositary may give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings if we have timely provided the depositary with notice of meeting and related voting materials, the depositary does not receive voting instructions from you by the specified date with respect to a question to be voted upon, and we confirm to the depositary that (i) we wish to receive a proxy to vote uninstructed shares, (ii) we reasonably do not know of any substantial shareholder opposition to a particular question, and (iii) the particular question is not materially adverse to the interests of shareholders.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our dual-class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of March 31, 2025, Mr. Yifei Hou, our director and chief executive officer, and Mr. Rui Ding, our chairman and chief technology officer, beneficially owned all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 31.2% of our total issued and outstanding share capital and 81.9% of the aggregate voting power of our total issued and outstanding share capital. Mr. Yifei Hou, as a result of his sole voting power and the shared voting power resulting from arrangement under acting-in-concert agreement entered into in August 2023, beneficially owns all of our issued Class B ordinary shares. As a result, Mr. Yifei Hou has the ability to control the outcome of matters submitted to the shareholders for approval, and we are a “controlled company” within the meaning of the Nasdaq rules.

As a result of this dual-class share structure and the concentration of control, Mr. Yifei Hou and Mr. Rui Ding have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially owned approximately 74.0% of our outstanding ordinary shares as of March 31, 2025. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. It may also limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq rules because Mr. Yifei Hou controls a majority of our total voting power. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Our dual-class share structure with different voting rights, as well as the concentration of our share ownership among executive officers, directors and principal shareholders, may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.” For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, such as the requirement that a majority of our board of directors must be independent directors, and the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See “Item 3. Key Information—3.D. Risk

Factors—Risks Related to the ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains, and certain rents and royalties. Cash and cash equivalents are generally treated as passive assets. Goodwill generally is treated as an active asset to the extent associated with activities that generate active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill (determined in large part by reference to our market capitalization), we do not believe we were a PFIC for our 2024 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to our market capitalization, which has declined since our initial public offering, and which may continue to decline or be volatile). We currently hold a substantial amount of cash. While that continues to be the case, we may be or become a PFIC for any taxable year if our market capitalization declines or fluctuates. Accordingly, we cannot assure U.S. investors in the ADSs or Class A ordinary shares that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor owns the ADSs or Class A ordinary shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased taxes on gains and certain distributions as well as reporting requirements. U.S. investors should consult their tax advisers regarding our possible status as a PFIC. See “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Under certain attribution rules, our non-U.S. subsidiaries are expected to be treated as controlled foreign corporations for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to U.S. investors that own the ADSs or our Class A ordinary shares (directly or indirectly) and are treated as “Ten Percent Shareholders.”

Certain “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property and “global intangible low taxed income,” even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We are not expected to be a CFC. However, the determination of CFC status is complex and includes certain “downward attribution” rules pursuant to which our non-U.S. subsidiaries are expected to be treated as constructively controlled by our U.S. subsidiary and therefore our non-U.S. subsidiaries are expected to be treated as CFCs. We do not intend to provide information to Ten Percent Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to our or our subsidiaries’ operation. Prospective investors that may be or become Ten Percent Shareholders who directly or indirectly own the ADSs or our Class A ordinary shares should consult their tax advisers with respect to the potential adverse tax consequences of investing in us.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a regular basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) regularly scheduled executive sessions with only independent directors each year. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

XCHG Limited (formally known as Xevd Limited) was incorporated in the Cayman Islands on December 16, 2021.

We trace our history back to the founding of X-Charge Technology, a private limited liability company incorporated under the laws of PRC in 2015, which owned 100% equity interests in XCharge Europe prior to the consummation of the restructuring in 2023 for our initial public offering. XCharge Europe was established in 2018 under the laws of Germany. We currently conduct all of our businesses through our subsidiaries.

In September 2024, we completed an initial public offering in which we offered and sold an aggregate of 138,488,920 Class A ordinary shares in the form of ADSs (reflecting the partial exercise of the over-allotment option by the underwriter to purchase an additional 128,888 ADSs). On September 10, 2024, the ADSs commenced trading on Nasdaq under the symbol “XCH.”

Our principal executive offices are located at XCharge Europe GmbH, Heselstücken 18, 22453 Hamburg, Germany and No. 12 Shuang Yang Road, Da Xing District, Beijing, People’s Republic of China, 100023. Our telephone numbers at these addresses are +49 4057128593 and +86 10-53399799, respectively. Our registered office in Cayman Islands is at the offices of ICS Corporate Services (Cayman) Limited of Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our investor relations website at https://investors.xcharge.com/.

4.B. Business Overview

We offer comprehensive EV charging solutions which primarily include the DC fast chargers named the C6 series and the C7 series, the advanced battery-integrated DC fast chargers including Net Zero Series (“NZS”) and GridLink (designed specifically for the North American grid), as well as our accompanying services. Our integrated solution combining proprietary charging technology, energy storage technology and accompanying services significantly improves EV charging efficiency and unlocks the value of energy storage and management. We were a leading high power charger supplier in Europe by sales volume in 2024. As of the date of this annual report, we have begun the commercial deployment of our NZS solution in Europe, the Americas and Asia. Customers of NZS solutions include EV manufacturers, global energy players and charge point operators.

The increasing adoption of EV and renewable energy has brought fundamental changes to the demand and supply of electricity. Not only has electricity demand increased in aggregate, peak demand patterns have also changed. In addition, the intermittent nature of renewable energy generation has led to greater energy supply fluctuation. As a result, there is an imminent need for energy storage solutions to balance electricity demand and supply in order to increase energy utilization and reduce the pressure of grids.

As a pioneer in the EV charger industry, we believe EV charging is essentially an energy management business that uses innovative technologies and creative solutions to tackle energy problems. Leveraging our established fast charging technology, as well as our in-house proprietary energy storage system (“ESS”) technology, we have pioneered unique advanced battery-integrated EV charging solutions, including NZS and GridLink. NZS and GridLink chargers integrate DC fast chargers with lithium-ion batteries and our proprietary energy management system (“EMS”), storing power when it is generally more available (for example, during nighttime) and discharging power when the demand is high (for example, during daytime).

Our NZS and GridLink solutions enable fast charging at low power locations or vis-à-vis aged grid infrastructures (which typically are not compatible with fast charging equipment) with no significant site improvements or grid upgrades needed. With the unique “plug-and-play” design, our NZS and GridLink chargers are easy to install and highly deployable in locations where conventional fast chargers cannot be installed, for example national parks, parking lots or communities with insufficient power capacity. Therefore, we believe that our battery-integrated solutions are able to address a larger market, which cannot be reached by conventional fast chargers.

Our NZS and GridLink solutions are designed with a Battery-to-Grid (“B2G”) function. It enables energy to be purchased during off-peak hours at lower prices, and sold back to the grid during peak hours at higher prices, enabling operators to generate profit even if no vehicle is charging. With this unique feature, our customers can achieve a return even before considering the utilization of the EV charger itself. This increases the overall return on investment (“ROI”) for our customers. At the core of our NZS and GridLink solutions is our proprietary EMS, which automatically optimizes energy supply and usage across the grids, batteries and EVs.

As we pursue the digitalization of EV charging solutions, our proprietary software system aims to provide customers with comprehensive solutions catering to different and evolving needs in the EV era, as well as to offer superior user experience. Our software system features an intuitive user interface, where our customers can monitor and control every key detail of the charging network easily, including real-time safety monitoring, traffic settings, and data analysis. We offer upgrades to our software system over-the-air (“OTA”) to provide more functions and enhance user experience.

Our “charger-as-a-service” business model enables us to achieve highly visible revenue streams from repeated purchases from our blue-chip customers. Complementary to the initial sales of products, we generate recurring revenue from the accompanying services throughout the entire life cycle. As the number of installed chargers grows, we expect recurring revenue to account for an increasing portion of our total revenue. In addition, our NZS and GridLink solutions are expected to create new commercialization opportunities for us. For example, with the B2G function, NZS and GridLink chargers can sell energy back to the grid during peak hours.

We have formed key customer relationships and partnerships with EV manufacturers, global energy players, charge point operators and EV fleets. With our NZS and GridLink solutions, we can essentially penetrate the areas where conventional fast chargers cannot be installed given the grid constraint. This creates opportunities for us to extend our customer base to a broader group that cannot be reached by conventional fast chargers.

We have established global presence with offices, R&D centers and sales centers in Europe, the Americas and Asia. We currently deploy our solutions primarily in Europe while we also recognize revenue from other regions, including the United States, China, Brazil and Chile. As of December 31, 2024, our R&D team included 88 personnel based in Germany and China. For production, we primarily rely on OEMs to manufacture our products. By using OEMs, we are able to commercialize our products with quality assurance at a higher speed and lower upfront costs. It also gives us greater flexibility to adjust and scale up according to demand.

Our Solutions

Our EV charging solutions primarily include the DC fast chargers named the C6 series and the C7 series, the advanced battery-integrated DC fast chargers, including NZS and GridLink (designed specifically for the North American grid), as well as accompanying services.

Our products

We have established a portfolio of customizable DC fast chargers that offer high power output. Our chargers are easy to install and highly deployable, therefore are suitable for a variety of premises such as commercial centers, parking lots, hubs, fueling stations, parks, and even communities with insufficient power capacity. We support various payment methods such as apps, NFC, and credit cards. Moreover, our chargers are also easily accessible with QR codes, supporting plug-and-play feature without the need of downloading any apps. We also support offline authentication and thus our chargers can operate without internet connection.

The following table sets forth a summary of the key features of our charging products:

Model	Peak Output	Number of Charging Guns	Battery Storage	Bi-directional Charging
C6	200 kW	Two	\	\
C7	420 kW	Two	\	\
NZS	210 kW	Two	466 kWh	√
GridLink	194 kW / 300 kW (under testing and certification)	Two	430 kWh	√

DC fast chargers

We offer DC fast chargers with high output power that may reduce charging time and range anxiety for EV drivers as compared to regular alternating current (“AC”) chargers. Our DC fast chargers convert AC power from the electric grid into DC power before distributing the power to charge the EVs’ batteries, thereby reducing the charging time.

Our DC fast chargers primarily include the C6 series and the C7 series.

•
Our C6 series is a DC fast charger with customizable configuration options for the operators, where the output power can be selected step by step up to 200 kW. Its automatic output adjustment mechanism maximizes the overall operation efficiency and utilization. The C6 series is able to achieve up to 97% conversion rate by built-in power conversion module. Based on customers’ demands, we also offer customized exterior and user interface.

•
In May 2023, we launched our newest DC charger model, the C7 series. With its high charging power up to 420 kW, the C7 series is able to shorten the time users spend at the charging station. The C7 series features easy-to-use charging socket, integrated cable management, and intuitive touch display, and can be easily deployed and accessed in public parking lots.

In 2022, 2023 and 2024, we delivered 1,934, 1,688 and 1,963 DC fast chargers, respectively.

Net Zero Series (“NZS”) solution

In addition to the DC fast chargers, we introduced our advanced NZS solution in April 2022, which offers the synergy of energy storage and fast charging experience. NZS chargers are single-unit high-power chargers with a disruptive design and equipped with a liquid cooled lithium-ion battery that can store up to 233kWh of electricity per unit. Moreover, each NZS charger can be equipped with up to two storage units, which allows the maximum battery capacity at 466kWh. An intelligent software system, our proprietary EMS, is applied in the NZS solution, which automatically optimizes energy supply and usage across the grids, batteries and EVs. Our NZS chargers are featured with different charging modes to optimize the charging process. For example, in Max mode, the chargers will deliver the maximum amount of energy and recharge the power storage unit continuously, while in Eco mode, the storage unit will only recharge during off-peak hours. We also allow operators to choose their preference in charging and discharging the batteries according to the different circumstances in local grids. Using a 30kW/60kW power plug to connect the chargers with the grids, NZS chargers are easy to install and do not heavily rely on local infrastructure. The plug-and-play NZS chargers fit with most premises with a standard 30kW power plug, and can be easily relocated. The bi-directional charging feature and the B2G function enable energy to be purchased during off-peak hours at lower prices, and sold back to the grids during peak hours at higher prices, enabling operators to generate profit even if no vehicle is charging. NZS chargers enable 210kW output power and are able to support two vehicles charging at the same time.

As of the date of this annual report, we have begun the commercial deployment of our NZS solution in Europe, the Americas and Asia. Customers of NZS solutions include EV manufacturers, global energy players and charge point operators.

GridLink

Further to the NZS solution, we introduced GridLink charger in October 2024, a versatile battery-integrated DC fast charger engineered for 208Vac or 480Vac input voltage configurations with the maximum output up to 194kW. We are under final testing and certification for an advanced version of GridLink, whose maximum output can reach up to 300kW. Powered by self-developed battery modules and liquid-cooling technology, GridLink also features the capability for direct photovoltaic and renewable energy connection via DC/DC connection points and onboard maximum power point tracking (“MPPT”) functionality, achieving more energy independence and flexibility for operating parameters. Finally, GridLink can also provide energy back to the grid via B2G functionality, ensuring operation in blackout, brownout, and other challenging operating scenarios. This unit is designed for the needs and requests of the North American market.

Equipped with advanced safety features like real-time monitoring, fault detection, and automatic shutdown, ensuring protection and reliability
Proprietary cable management makes even the heaviest charging cables easy to handle
Flexible combination with up to 2x215kWh liquid-cooled lithium-ion battery packs (self-developed)
XCharge North America
55-inch touchscreen LCD display
XCHARGE
GridLink
Dynamic Load Balancing during simultaneous charging with Smart Scheduling
In-house developed liquid cooled modules – up to 120kW bidirectional power
Supports OCPP1.6, OCPP2.0.1, ISO15118 PnC function
Up to 300kW output with whisper silent noise levels
45a – 250a flexibility (480Vac)
91a - 208a flexibility (208Vac)

Our services

Complementary to the initial sales of products, we also offer accompanying services throughout the entire life cycle, including both software system upgrades and hardware maintenance. We start to charge our customers for the services after an inclusion period of one to three years following the sale.

For software, our self-developed software system aims to provide our customers with comprehensive solutions catering to the evolving needs of the EV industry. Our charger management enables customers to remotely connect, configure and monitor their chargers. It offers various functions such as condition monitoring, over-the-air system upgrades, and remote auto diagnosis. For NZS and GridLink solutions, we have developed our proprietary EMS, which automatically optimizes energy supply and usage across the grids, batteries and EVs. With a standard API connector, our software system can be easily integrated with customers’ existing IT systems. We also offer software updates for customers who use our software system.

For hardware, we provide repair and maintenance services for any hardware faults and errors. In addition, we provide customers with after-sales support services, including both online and field support, product training, preventative maintenance and part lifecycle management, helping to ensure smooth customer experience.

Our Key Technologies

Battery safety

We take battery safety seriously. We have developed a proprietary heat treatment technology to enhance heat dissipation, which greatly reduces the size and weight of the battery pack. We have also developed an overheat alert technology to detect and discover battery failure at the early stage, thereby enabling early intervention of thermal management. This technology greatly improves the operational safety of the battery.

Smart charging

We continue to provide our customers with highly intelligent EV charging solutions at both the charger level and the software level.

All of our chargers are designed with adaptive smart charging technology. Our chargers automatically allocate power in real-time according to the charging demand of various vehicles to optimize efficiency of operation. We have also developed intelligent charging functions according to different customer categories on our software system.

Energy Management System (“EMS”)

We have developed the advanced energy management system, or EMS, which encompasses various energy-related functions. For example, EMS supports the bi-directional charging functions such as battery-to-grid and vehicle-to-grid, making it possible to transmit energy both from grid to batteries or vehicles, as well as reverse transmission from vehicles or batteries to grid. The bi-directional charging function helps reduce the power demand for the grid in peak hours while providing economic energy strategy to customers. In addition, EMS features different energy management modes with different charging and discharging settings among which our customers can flexibly adjust, allowing them to optimize their strategy based on business needs.

Our Blue-Chip Customers

Our customers primarily include energy customers and charge point operators. We have also expanded our customer base to a broader group, including EV manufacturers and EV fleets. Specifically, as of the date of this annual report, we have begun the commercial deployment of our NZS solution in Europe, the Americas and Asia. Customers of NZS solutions include EV manufacturers, global energy players and charge point operators. Going forward, we expect to further enhance our corporation with existing and potential customers across different regions, thereby establishing a strong presence globally.

Solution Case Study—NZS

In February 2025, our NZS solution was deployed in partnership with a major utility provider in the Southeast United States. This deployment supports research on the integration of battery-backed EV charging to enhance grid resilience and optimize energy use. The NZS solution offers high maximum output with two charging ports, effectively reducing idle time and ensuring reliable access to fast charging. Moreover, its bi-directional energy storage capabilities provide not only vehicle charging but also emergency power support for surrounding buildings and additional grid stabilization during peak demand and outages. This project underscores our commitment to delivering sustainable and innovative EV charging solutions that address the evolving needs of utilities and municipalities. We continue to expand the commercialization of NZS solutions to empower more customers with resilient and efficient energy infrastructure.

Solution Case Study—C6 Series

We provided C6 DC fast chargers and our intelligent software system to support the electrification of a major car rental company’s fleet at multiple airport locations. A key advantage of this deployment is the ability of our chargers to seamlessly integrate with the existing infrastructure, thanks to their adaptive power capability and flexibility to operate on either 208V or 480V three-phase power. This adaptability simplifies installation and reduces costly electrical upgrades. When an EV is returned to the facility, the driver plugs in our charger, and our system automatically identifies the vehicle and its current battery level. By managing the charging needs of multiple vehicles simultaneously, our system dynamically prioritizes charging and distributes power efficiently across chargers. This deployment enables higher fleet utilization, reduces operational downtime, and supports the company’s sustainability goals by integrating clean energy solutions into its daily operations.

Sales and Marketing

Our solutions are sold in over 30 countries and regions across Europe, North America, Asia and other places across the world as of the date of this annual report. We currently have a field sales force that maintains business relationships with our customers and develops new sales opportunities through lead generation and marketing. We have established a professional direct sales team primarily based in Europe. We actively promote our latest research and development achievements to attract customers and generate more revenue. In addition, we participate in various industry conferences to display our sample products, which help us extend our customer reach. We typically entered into framework agreements with our customers which set forth the parties’ intent to cooperate. Pursuant to such framework agreements, customers place purchase orders to us from time to time, which set forth the details of the separately negotiated purchased amount and product specifications, based on which we prepare delivery.

Manufacturing and Supply Chain

We design our charging products in-house. For production, we primarily rely on OEMs to manufacture our products. For products manufactured by OEMs, we are primarily responsible for the procurement of hardware components, which will be installed at the OEMs. To maintain the high quality of our products, we have established a set of strict quality assurance standards for our OEMs, and have a quality assurance team on-site to oversee the entire manufacturing process. Our chargers shall undergo multiple tests, including security, electromagnetic compatibility, function and environmental tests, to prove safety and reliability of the charging equipment before deployment. We believe that our arrangement with OEMs is able to satisfy our current business needs. We also plan to construct a new manufacturing facility in Texas.

We emphasize quality control in all aspects of our operations. We devote significant resources to quality control of our products with a dedicated team. From product development, component sourcing to product assembly and delivery, we strictly control the quality of our products and components, so that our products meet our stringent internal standards as well as international and industry standards. In particular, we have attained certifications, such as EU-type examination certification, ISO certification and CE marking certification, for our charging products.

To optimize our supply chain management, we are exploring opportunities to enter into framework supply agreements with some key suppliers to strengthen our supply base. In line with our global expansion, we will also explore opportunities to engage additional suppliers to strengthen our supplier diversity. As of December 31, 2024, we have not experienced material disruptions in the sources and availability of raw materials.

Research and Development

We have invested a significant amount of time and expense into development of our charging technologies and products. Our R&D centers are located in Germany and China, and our R&D team consists of 88 people with background in engineering, software development, and design, among others, as of December 31, 2024. Our R&D focus remains on innovating and optimizing charging technology to maintain our competitive edge. We follow a market-oriented research and development approach to optimize our existing solutions and develop advanced solutions.

Intellectual Property

We rely on a combination of trademark, fair trade practice, intellectual property laws, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. As of December 31, 2024, we had 60 patents, 20 copyrights and 53 trademarks.

We also enter into confidentiality agreements with our employees, and we rigorously control access to our proprietary technology and information. As such, we believe the protection of our trademarks, copyrights, domain names, trade names, patents, trade secrets, know-how, and other proprietary rights is critical to our business. For risk factors relating to our intellectual properties, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.”

Environmental, Social and Governance (“ESG”) Initiatives

We believe that integrating corporate responsibility into our business model is essential for sustainable growth. As we continue to expand, we are dedicated to leveraging our products and services to provide public welfare resources to all. From the outset of our operations, we have taken proactive steps to promote environmental sustainability, social responsibility, and good governance, all of which are crucial to improving our corporate governance and benefiting society.

We recognize the importance of contributing to sustainable development for the benefit of our society and environment, and our products and services promote the use of environmentally friendly technology. We are subject to environmental laws and regulations which govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all applicable requirements under applicable environmental laws and regulations. Dedicated for sustainable development, we closely monitor carbon emissions in product manufacturing. Based on our calculation, the total carbon footprint of our C6 series charger during its life cycle is approximately 1,600 CO2e per unit.

We also encourage our employees and business partners to reduce their energy consumption and carbon footprint. We strive to minimize our operational impact on the environment and promote sustainability and environmental awareness at all levels of our organization. Our initiatives include strictly controlling paper use and air conditioning temperatures, arranging cost-effective transportation for business trips, and using environmentally friendly office supplies. Additionally, we incorporate environmental considerations as part of our supplier selection process.

Ensuring the safety and health of our employees is our top priority. We comply with all applicable workplace safety and occupational health laws and regulations. To ensure our employees’ safety and health, we have established multiple operational procedures and safety standards, which cover fire prevention and occupational health, among others.

At our company, we strongly believe that our employees are our most valuable asset, and we are committed to providing them with career advancement opportunities. We offer comprehensive training courses to all employees, including new hires and senior management. We offer our employees a comprehensive compensation package, including a base salary, bonuses, and various benefits. In addition, we value inclusion, diversity and equality in our human resource management policy, as well as continuously improving our support for the female community by providing equal work opportunities and management positions.

Competition

The European DC fast charger market is highly competitive and fragmented. XCHG Limited is one of the leading manufacturers by sales volume in the European DC fast charger market in 2024.

XCHG Limited is one of the earliest companies dedicated to the R&D of battery-integrated energy storage chargers. In April 2022, XCHG Limited successfully launched its self-developed product, the NZS charger, which is also one of the few battery-integrated energy storage chargers sold in the industry so far. Compared to competing models, the NZS charger offers superior performance of larger battery capacity, higher charging efficiency, greater tolerance to extreme environments, and longer service life. In addition, the NZS charger is one of the first EV charger products to provide bi-directional charging service in the world.

Regulations

This section sets forth a summary of the principal German laws and regulations and PRC laws and regulations relevant to our global operations.

Germany

General Product Safety Liability

Our products will have to comply with product-specific or general, non-specific product safety and product liability legislation and associated regulations.

The EU has passed a directive on general product safety that applies in the absence of specific provisions among the EU regulations governing the safety of the products concerned, or if legislation on the sector is insufficient. Under this directive, manufacturers and distributors may only market products that comply with a general requirement of consumer safety. A product is safe if it does not present any risk or only the minimum risks compatible with the product’s use considered to be acceptable and consistent with a high level of protection for the safety and health of persons. In addition to compliance with the safety requirement, manufacturers and distributors must provide consumers with the necessary information in order to assess a product’s inherent risks and take the necessary measures to avoid such threats (for example, withdraw products from the market, inform consumers and recall products). Strict liability applies for defective products throughout the EU in addition to any consumer protections at the national level.

In Germany, the EU requirements have been implemented via the Product Safety Act (Produktsicherheitsgesetz) and the Product Liability Act (Produkthaftungsgesetz), which are accompanied by the more general provisions under the tort law codified in the German Civil Code § 823 (Bürgerliches Gesetzbuch).

Reuse, Recycling and Recovery

Manufacturers of electrical equipment are obligated to assist customers with the disposal, recovery and recycling of certain underlying components of their products once they have reached their end-of-life/ disposal stage, according to the German Circular Economy Act (Kreislaufwirtschaftsgesetz) in conjunction with the Electrical and Electronic Equipment Act (Elektro-und Elektronikgerätegesetz).

An EU directive on batteries (the “Batteries Directive”) governs the recovery of batteries within the EU. The Batteries Directive requires manufacturers and distributors of batteries to bear a significant amount of the costs associated with proper collection and disposal of end-of-life batteries. As batteries are our major products, we may have to (potentially) incur additional costs and administrative burdens to comply with laws governing the recovery of batteries and other similar laws. The Batteries Directive, as well as an EU directive on the restrictions of the use of certain hazardous substances in electrical and electronic equipment, limit manufacturing options because they also contain prohibitions on the use of certain identified substances and materials.

Cross-border Import and Export of Products

Sales of our products may be subject to export control and sanction regulations, as well as trade policy measures, such as tariffs. We may be required to comply with export control regulations, trade and economic sanctions restrictions and embargoes imposed by multiple authorities, such as the EU and the United States. In addition, the EU, the United States and other applicable sanctions and embargo laws and regulations vary in their application (and may be inconsistent): they do not all apply to the same covered countries, persons, groups and/or entities, projects and/or activities, and such sanctions and embargo laws and regulations may be amended or strengthened from time to time.

Within our primary target market, the German internal market, the principle of free movement of goods applies. When importing good from, and exporting goods to, non-EU countries, we will have to comply with national and European foreign trade and customs regulations.

Data Protection and Privacy

The GDPR applies to the processing of personal data in the context of activities of establishments in the European Economic Area (“EEA”), regardless of whether the processing takes place in the EEA or not. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data. The GDPR also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities. It also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require so-called data protection impact assessments, at least in cases where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In Germany, operators of online platforms have to comply with the specific requirements of the German Tele Media Act (Telemediengesetz), which takes into consideration particular aspects of online communication. For example, the German Tele Media Act provides for additional information obligations which are stricter than the general requirements of the Data Protection Act (e.g., a requirement to include an imprint on websites and apps).

An EU directive on the processing of personal data and the protection of personal data in the electronic communications sector adopted in 2002 sets out rules to ensure security in the processing of personal data, the notification of personal data breaches and confidentiality of communications through public electronic communication services such as the internet and mobile telephony. Providers of such electronic communication services must, among others, ensure that personal data are accessed by authorized persons only, are protected from being destroyed, lost or accidentally altered and from other unlawful or unauthorized forms of processing and ensure the implementation of a security policy on the processing of personal data. The e-Privacy Directive also contains several provisions aimed at ensuring the confidentiality of electronic communications and sets forth strict (consent) requirements for the use of cookies and for unsolicited communication as part of direct marketing efforts. The e-Privacy Directive has been implemented in Germany by the German Telecommunications Act (Telekommunikationsgesetz). On January 10, 2017, the European Commission released a proposal for a regulation of the European Parliament and of the Council of the EU concerning the respect for private life and the protection of personal data in electronic communications (the e-Privacy Regulation), which would repeal the e-Privacy Directive. The proposal is still subject to legislative procedure and debate.

Antitrust Law

Competition and antitrust laws and regulations are designed to preserve free and open competition in the marketplace to enhance competitiveness and economic efficiency. Provisions on merger control, the prohibition of anticompetitive agreements, collusive behavior, the prohibition of abuse of a dominant position and the receipt of advantages in violation of state aid rules within the market are of particular relevance for manufacturers. National and supranational competition and antitrust authorities may initiate investigations and proceedings for alleged infringements of competition or antitrust laws, which may result in significant fines or other forms of liability or impose certain limitations or conditions regarding acquisitions and certain business practices.

Within the EU, compliance with applicable European and national competition laws is monitored by the European Commission and in some cases the national competition authorities. The EU’s antitrust rules are set out in Articles 101 and 102 of the Treaty on the Functioning of the European Union (“TFEU”). Article 101(1) of the TFEU prohibits anticompetitive agreements to the extent they are not otherwise exempted by Article 101(3) of the TFEU. Article 102 TFEU prohibits the abuse of a dominant position. Article 107 (1) TFEU prohibits the granting of state aid.

Class Actions to Enforce Regulations

In the EU and certain of its member states, there is or has been an increasing prevalence of legislation governing class actions and their use to enforce regulations. As a result of these developments, consumers have increasingly powerful legal mechanisms at their disposal to collectively sue manufacturers of consumer products.

In the EU, under the banner of “A New Deal for Consumers,” the European Commission is facilitating a trend towards the increasing availability and use of collective redress mechanisms in areas in which EU law grants rights, including in particular consumer protection rules and regulations. The European Commission made a non-binding recommendation for EU member states to adopt collective redress procedures in June 2013, subsequently consulted on progress in 2017 and published a report on the subject in January 2018. A proposal for a new directive regarding “better enforcement and modernization of EU consumer protection rules” has been put forward by the European Commission. EU member states have also been developing their own rules in this regard. In Germany, a law introducing a declaratory model action (Musterfeststellungsklage) came into force on November 1, 2018. With this new declaratory model action, certain persons are entitled to seek a legal declaration concerning factual or legal matters regarding consumer claims. Consumers can then opt in to be bound by a judgment (and under certain circumstances also a settlement) issued in the declaratory model proceedings.

PRC

Regulations Relating to Corporate Governance and Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law which was promulgated by the Standing Committee of the National People’s Congress in December 1993, with the most recent amendment adopted in December 2023. The revised Company Law came into effect in July 2024, and the revisions thereof include, among other things, strengthening the fiduciary duties of the directors, supervisors and senior management, optimizing the governance mechanism of PRC companies. The revised Company Law also stipulates that the subscribed capital contributions in a limited liability company shall be fully paid by the shareholder(s) within five years since the incorporation date of such company. The Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law promulgated by the State Council in July 2024 further specify some transitional arrangements for companies established prior to June 30, 2024. The PRC Company Law applies to both domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Rules, with effect from January 1, 2020 to ensure the effective implementation of the Foreign Investment Law. The Implementing Rules provide that foreign-invested enterprises that invest in the PRC shall be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules stipulate that the PRC implements a system of pre-entry national treatment plus negative list for the administration of foreign investment. “Pre-entry national treatment” means the treatment given to foreign investors and their investment at the market accessing stage being not less favorable than that given to domestic investors and their investment. “Negative list” means the special administrative measures stipulated by the State for foreign investment’s access to specific areas. Foreign investors shall not invest in any area where foreign investment is prohibited as set out in the negative list; foreign investors shall meet the conditions prescribed in the negative list before investing in any area where foreign investment is restricted. Thus, the PRC grants national treatment to foreign investment outside the negative list. The currently effective negative list is published by the National Development and Reform Commission and the Ministry of Commerce on April 8, 2024, which became effective on November 1, 2024.

Except for the regulations on market entry, the Foreign Investment Law and the Implementing Rules undertake to protect the investment, incomes and other legitimate rights and interests of foreign investors in China. The Foreign Investment Law and the Implementing Rules allow foreign investors’ profits, capital gains, intellectual property royalties and other gains to be freely remitted outward in accordance with the law. It also contains provisions aiming to promote foreign investment, including that the State’s policies supporting enterprise development are equally applicable to foreign-invested enterprises in accordance with the law.

In terms of foreign-invested enterprises established according to the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC or the Wholly Foreign-invested Enterprise Law of the PRC before the implementation of the Foreign Investment Law, the Foreign Investment Law provides that they may maintain their original organization forms within five years after the implementation of the Foreign Investment Law.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce and the State Administration for Market Regulation, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the Ministry of Commerce shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports, including initial reports, change reports, deregistration reports and annual reports.

Regulations Relating to Import and Export of Goods

Pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, on May 12, 1994 which came into effect on July 1, 1994 and amended on April 6, 2004 and November 7, 2016, respectively, foreign trade business operators engaging in the import or export of goods or technology must go through the record filing and registration formalities with the Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Commerce) or the agency entrusted by the Ministry of Commerce. According to the Foreign Trade Law of the PRC last amended and effective on December 30, 2022, foreign trade business operators engaging in the import and export of goods or technologies are not required to go through the aforementioned record filing and registration formalities any more from December 30, 2022.

Pursuant to the Customs Law of the PRC promulgated by the SCNPC on January 22, 1987 which came into effect on July 1, 1987 and last amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws. Where Customs declaration business is engaged in without being filed with the Customs, the Customs shall impose a fine against the party concerned. Pursuant to the Administrative Provisions of the Customs of the PRC on the Filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021 which came into effect from January 1, 2022, the consignees and consignors for imported or exported goods and the customs brokers engaged in customs declarations shall undergo recordation formalities at the relevant administration department of customs in accordance with the laws.

Regulations Relating to Product Quality and Consumers Protection

Pursuant to the PRC Product Quality Law, which was last amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

On May 28, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China, or the PRC Civil Code, which took effect on January 1, 2021. Under the PRC Civil Code, if a product is found to be defective and to compromise the personal and property security of others, the victim may require compensation to be made by the manufacturer or the seller of the product. Where any manufacturer or seller knowingly produces or sells defective products or fails to take effective remedial measures in accordance with the PRC Civil Code and thus causes death or serious damage to the health of another person, such person shall be entitled to claim punitive damages. If the transporter or storekeeper is responsible for the matter, the manufacturer or seller shall have the right to demand compensation for its losses.

Regulations Relating to Cybersecurity and Data Security

According to the Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and came into effect on June 1, 2017, network operators shall take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of networks, respond to cybersecurity incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. The Cybersecurity Law also stipulates that the China adopts classified system for cybersecurity protection, under which network operators are required to fulfill relevant obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and to prevent network data from being disclosed, stolen or tampered.

On July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system. On December 28, 2021, the Cyberspace Administration of China, or the CAC and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced the previous version. Pursuant to these measures, the purchase of network products and services by a critical information infrastructure operator or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provides that “critical information infrastructures” refer to any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage.

In addition, the competent governmental authorities shall notify the operators if such operators are determined as critical information infrastructure operators. On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, with effect from September 1, 2021. The Data Security Law establishes a data classification and hierarchical protection system depending on the importance of the data in economic and social development, and the damage caused to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022, a data processor shall declare security assessment for its outbound data transfer if: (i) where a data processor provides critical data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) any other circumstances prescribed by the CAC. Any failure to comply with such requirements may subject to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-Border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstance to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which further set forth the circumstances that are exempted from, and thresholds for, performing the security assessment or filing procedures for cross-border data transfer under these measures.

On September 24, 2024, the CAC promulgated the Regulations for the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations for the Administration of Network Data Security covers a wide range of internet data security issues, including the supervision and management of data security in the PRC, and apply to situations using networks to carry out data processing activities. The Regulations for the Administration of Network Data Security set out general guidelines covering subjects including protection of personal information, security of important data, security management of cross-border data transmission, obligations of internet platform operators, supervision and management, and legal liabilities of internet data security. The regulations also stipulate that data processors that engage in network data processing activities, which affect or may affect national security, shall conduct national security review in accordance with relevant laws and regulations.

Regulations Relating to Privacy Protection

The Civil Code of the PRC, issued by the National People’s Congress of the PRC on May 28, 2020 and effective from January 1, 2021, provides legal basis for privacy and personal information infringement claims under the Chinese civil laws.

Criminal Law of the PRC, as amended on December 26, 2020, prohibits institutions, companies and their employees from selling or otherwise infringement of a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.

According to the Cybersecurity Law, a network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.

According to the Personal Information Protection Law of the PRC, which was promulgated by the SCNPC on August 20, 2021 and came into effect on November 1, 2021, personal information shall be handled in accordance with the principles of lawfulness, legitimacy, necessity and good faith, and it is not allowed to handle personal information by misleading, fraud, coercion or otherwise. It creates a range of compliance obligations and sets forth specific requirements on protection of electronic and non-electronic information which is related to identified or identifiable natural persons. Under the Personal Information Protection Law of the PRC, in case of any personal any personal information processing, individual prior consent must be obtained except in other circumstances stipulated therein to the contrary. Further, any data processing activities in relation to sensitive personal information, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts, personal information of teenagers under fourteen years old and other personal information once leaked or illegally used might easily lead to the infringement of personal dignity or harm of personal and property safety, are only allowed provided such activities are purpose-specified, highly necessary and strictly protected. Personal information processors who use personal information on automated decision-making must ensure the transparency of decision-making and the fairness and impartiality of the results and may not impose unreasonable differential treatment in terms of transaction prices and other transaction conditions. In addition, cross-border personal information transmission is restricted unless certain requirements in the Personal Information Protection Law have been satisfied, including security review organized by the national cyberspace department and other conditions specified by the laws, regulations and the national cyberspace department.

Regulations on Construction Project, Environmental Protection, Work Safety and Fire Control

Regulations on Construction Project

Pursuant to the Administrative Measures for the Approval and Filing of Enterprise Investment Projects promulgated by National Development and Reform Commission on March 8, 2017, any fixed-asset investment project invested and constructed in China shall be subject to the approval or filing procedures with the relevant bureaus of the Development and Reform Committee of China.

Pursuant to the Urban and Rural Planning Law of the People’s Republic of China as promulgated in 2007 and last amended in 2019, a License for the Planning of Construction Projects from the municipal planning authority should be obtained by constructor.

The constructor shall apply for a Construction Work Commencement License from the relevant construction authority in accordance with the Construction Law of the People’s Republic of China, or the Construction Law, which was promulgated by the SCNPC in 1997 and last amended in 2019, and the Regulations on Administration regarding Permission for Commencement of Construction Works promulgated by the Ministry of Construction in 1999 and last amended in 2021 by Ministry of Housing and Urban-Rural Development. In addition, pursuant to the Construction Law and the Regulation on the Quality Management of Construction Projects promulgated by the State Council in 2000 and last amended in 2019, a construction project shall not be delivered before passing the acceptance examination.

Regulations on Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, and amended on April 24, 2014, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities. Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Pursuant to the Regulation on Urban Drainage and Sewage Treatment promulgated by the State Council on December 2, 2013 and effective from January 1, 2014, any entity engaged in industry, construction, catering, medical and other activities that discharge sewage into urban drainage facilities shall apply to the competent departments for urban drainage for a permit to discharge sewage into the drainage pipe network.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002 and last amended on June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

Regulations on Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, and last amended on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development which was last amended on August 21, 2023 and became effective on December 30, 2023,the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it may be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations Relating to Intellectual Property

Regulations on Copyright

Pursuant to the Copyright Law of the PRC, or the Copyright Law, which was promulgated by the SCNPC and last amended on November 11, 2020 with effect from June 1, 2021, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulations on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provide specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specify the liabilities of various entities for violations, including copyright holders, libraries and internet service providers. The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on February 20, 2002, regulate registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China are designated as the software registration authority. The Copyright Protection Center of China grants registration certificates to the computer software copyrights applicants which meet the relevant requirements.

Regulations on Trademark

Pursuant to the Trademark Law of the PRC, which was promulgated by the SCNPC and last amended on April 23, 2019 with effect from November 1, 2019, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of China National Intellectual Property Administration. Trademark registrants enjoy an exclusive right to use the trademark, which shall be protected by law. The initial effective term of a registered trademark is ten years and will be granted another ten-year effective term upon request after expiration of the first or any renewed ten-year term. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the SCNPC and last amended on October 17, 2020 with effect from June 1, 2021, after the grant of the patent right for an invention, utility model, or design, unless otherwise provided thereunder, no entity or individual may, without the authorization of the patent owner, infringe the patent. A patent is valid for a twenty-year term in the case of an invention, a fifteen-year term in the case of a design, and a ten-year term in the case of a utility model, starting from the application date.

Regulations on Domain Name

Pursuant to the Administrative Measures for Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 with effect from November 1, 2017, the registration of domain names adopts the “first to file, first to register” principle and the registrant shall complete the registration via the domain name registration service institutions.

Regulations Relating to Labor Protection

Pursuant to the Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994 and most recently amended on December 29, 2018, an employer shall establish a comprehensive management system to safeguard the rights of its employees, including developing and improving its labor safety and health system, stringently implementing national protocols and standards on labor safety and health, conducting labor safety and health education for workers, guarding against labor accidents and reducing occupational hazards. An employer must provide employees with the necessary labor protection equipment that comply with labor safety and health conditions stipulated under national regulations, as well as provide regular check-ups for workers that engage in operations with occupational hazards.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC, which were promulgated and became effective on September 18, 2008, regulate employer and employee relations and contain specific provisions on the terms of the labor contract. Labor contracts must be made in writing. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract.

Pursuant to the Social Insurance Law of the PRC, the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance, the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline, and may be subject to a late payment fine at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due and a fine equal to one to three times the outstanding amount.

According to the Regulations on the Administration of Housing Provident Fund, which were promulgated by the State Council and last amended on March 24, 2019, employers are required to contribute to housing provident funds for the benefit of their employees. According to the Regulations on the Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the noncompliance with the stipulated deadline, it may be made to a local court for compulsory enforcement. In addition, an enterprise that fails to undertake contribution registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees may be ordered to rectify the noncompliance within a stipulated deadline, where failing to rectify the noncompliance at the expiration of the time limit, it may be subject to a fine ranging from RMB10,000 or RMB50,000.

Regulations Relating to Tax

Regulations on Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC, which was promulgated by the SCNPC and last amended on December 29, 2018, and the Implementation Rules to the Enterprise Income Tax Law of the PRC, which were promulgated by the State Council and last amended on April 23, 2019, enterprises are classified as either resident enterprises or non-resident enterprises. The income tax rate for resident enterprises, including both domestic-invested and foreign-invested enterprises, shall typically be 25%. Non-resident enterprises which have not established agencies or offices in China, or which have established agencies or offices in China but whose income has no association with such agencies or offices shall pay enterprise income tax on its income deriving from inside China at the reduced rate of 10%.

According to the Circular of Printing the Administrative Measures for Recognition of High-Tech Enterprises amended by the Ministry of Science and Technology, Ministry of Finance and State Taxation Administration on January 29, 2016 and came into effect since January 1, 2016, upon the accreditation of the qualification of High-tech enterprises, such enterprises may apply for the entitlement of the preferential enterprise income tax treatment since the current year beginning from the valid period approved by the accreditation. A high and new technology enterprise is entitled to a favorable statutory tax rate of 15% and such enterprise should keep all statutory required relevant materials in case of future inspection. This qualification is reassessed by relevant government authorities every three years.

According to the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises which took effect on January 1, 2019, jointly issued by the Ministry of Finance and the State Taxation Administration, for the portion of annual taxable income which does not exceed RMB1,000,000, the annual taxable income shall be deducted to 25% and the income tax shall be calculated at the rate of 20%; for the portion of annual taxable income from RMB1,000,000 to RMB3,000,000, the taxable income shall be deducted to 50% and the income tax shall be calculated at the rate of 20%. The above-mentioned small and micro enterprises refer to those enterprises that are engaged in industries not restricted or prohibited by the state and meet certain conditions, including annual taxable income not exceeding RMB3,000,000, number of employees not exceeding 300, and total assets not exceeding RMB50,000,000. The implementation period for the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises was from January 1, 2019 to December 31, 2021. In 2021, the Ministry of Finance and State Taxation Administration issued the Notice on the Implementation of Preferential Income Tax for Small and Micro Enterprises and Individual Entrepreneurs, which provides a 50% reduction in corporate income tax for small and micro enterprises with annual taxable income not exceeding RMB1,000,000, on top of the preferential policies stipulated in the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises for the period from January 1, 2021 to December 31, 2022. In 2022, the Ministry of Finance and the State Taxation Administration issued the Notice on the Further Implementation of Preferential Income Tax for Small and Micro Enterprises, which provides a 50% reduction in corporate income tax for small and micro enterprises with annual taxable income from RMB1,000,000 to RMB3,000,000, on top of the preferential policies stipulated in the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises for the period from January 1, 2022 to December 31, 2024.

Regulations on Value-added Tax

According to the Provisional Regulations of the PRC on Value-added Tax (“VAT”) which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementation Rules for the Provisional Regulations the PRC on VAT, which were promulgated by the Ministry of Finance on December 25, 1993, and last amended on October 28, 2011, all taxpayers selling goods, providing processing, repair or replacement services, selling services, intangible properties or immovable properties within the China or importing goods to the China shall pay value-added tax.

The rate of VAT for sale of goods is 17% unless otherwise specified, such as the rate of VAT for sale of transportation is 11%. With the VAT reforms in the PRC, the rate of VAT has been changed several times. On April 4, 2018, the Ministry of Finance and the State Taxation Administration issued the Notice on Adjustment of VAT Rates, which took effect on May 1, 2018 and provides that the taxable goods previously subject to VAT rates of 17% and 11%, respectively, are subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026 and the Provisional Regulations on Value-added Tax will be abolished at the same time. According to the Value-Added Tax Law, the VAT rates applicable to general taxpayers are 13%, 9%, 6% and 0%, and the VAT rate for calculating and paying VAT using the simplified tax calculation method is 3%.

Regulations Relating to Foreign Exchange and Dividend Distribution

Regulations on Foreign Exchange

The fundamental regulation governing foreign exchange in China is the Foreign Exchange Administration Rules of the PRC or the Foreign Exchange Administration Rules, promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless a prior approval of the State Foreign Exchange Administration of the PRC, or the SAFE, or its local counterparts is obtained.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, which was promulgated by SAFE on January 26, 2017, a foreign-invested enterprise may pay dividends to its foreign direct investors through the financial institutions without the approval of SAFE; the bank shall check the relevant documents under the principle of authenticity.

According to the Circular on the Management of Foreign Exchange Control on Offshore Investment and Financing and Round Trip Investment by Domestic Residents through Special Purpose Vehicles, or the SAFE Circular 37, which was promulgated by SAFE on July 4, 2014 with effect from the same day, domestic residents shall register with the local branch of SAFE for foreign exchange registration of overseas investment before contributing the domestic and overseas lawful assets or interests into a special purpose vehicle, or the SPV, and to update such registration in the event of any change of basic information of the registered SPV or major changes in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions. The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and resident individual) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing”; “Round Trip Investment” refers to “the direct investment activities carried out by a domestic resident directly or indirectly via a SPV, i.e., establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests.”

On February 13, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Circular 13, which came into effect on June 1, 2015. According to the SAFE Circular 13, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of a local branch of SAFE. The SAFE Circular 13 simplifies some procedures relating to foreign exchange for direct investments. On March 30, 2015, SAFE promulgated the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which came into effect from June 1, 2015. According to the SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement or the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local branch of SAFE (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. Furthermore, the SAFE Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which came into effect on the same day. Pursuant to the SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. The SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. The SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws.

On October 23, 2019, SAFE issued the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which came into effect on the same day. The SAFE Circular 28 allows all foreign-invested enterprises to make equity investment in the PRC using their capital, with genuine investment projects and subject to compliance with the negative list. On December 4, 2023, SAFE issued the Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including institutions and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the accountholder. On December 4, 2023, SAFE issued the Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including institutions and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the accountholder. As of the date of this annual report, the interpretation and implementation of these notices in practice are still subject to uncertainties.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures.

Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers.

In addition, the PRC agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts.

Regulations Relating to Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which took effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, requires offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

In July 2021, the PRC authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Overseas Listing Trial Measures, effective on March 31, 2023. According to the Overseas Listing Trial Measures, companies in mainland China that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering or listing conducted by such issuer will be deemed as an indirect overseas offering or listing by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in PRC, or its main place(s) of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the guidelines on the application of Overseas Listing Trial Measures, where an issuer submits a confidential application for offering and listing to competent overseas regulators, such issuer may submit an explanation to the CSRC at the time of filing and apply for postponement of publication of the filing information, and such issuer shall notify the CSRC within three business days after the application documents for offering and listing are published overseas. Furthermore, the Overseas Listing Trial Measures provide that an overseas listing or offering by a PRC domestic company is explicitly prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security upon reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to conduct the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to conduct the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

On February 24, 2023, the CSRC and several other Chinese authorities promulgated the Revised Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings or listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering or listing. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures.

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including all of our significant subsidiaries, as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Transfer of Funds and Other Assets

See “Item 3. Key Information—Transfer of Funds and Other Assets.”

4.D. Property, Plant and Equipment

Our principal executive offices are located in Germany and the PRC. Our sales center is located in Germany and our R&D centers are located in Germany and the PRC. As of December 31, 2024, we leased our premises in Germany, the PRC and the United States with an aggregate floor area of approximately 2,669 square meters under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In addition, we plan to construct a manufacturing plant in the United States to support localized production. The construction is expected to commence in or around 2026, with the completion date yet to be determined. The total estimated expenditure for the project is expected to range between US$5 to US$7.5 million, with no amounts paid as of now. The construction will be financed through proceeds from our initial public offering and other sources of funding. Upon completion, the facility is expected to significantly enhance our production capacity to meet growing market demand in the United States. It would also provide an opportunity to serve local customers more effectively by offering products tailored to regional preferences. By bringing production closer to key markets, we aim to improve operational efficiency and increase responsiveness. This initiative is part of our ongoing evaluation of strategies to align operations with emerging market opportunities and strengthen our presence in the region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—Item 3.D. Risk Factors” and elsewhere in this annual report.

The following includes discussion of certain of our key performance metrics for the periods indicated. See “Introduction” in this annual report for the definition of these metrics and a description of how they are calculated.

5.A. Operating Results

Factors Affecting Our Performance

Our business and results of operations are affected by the macroeconomic factors, including but not limited to overall economic growth rates globally, the penetration rate of EV chargers, regulatory, tax and geopolitical environments, the stability of our supply chain as well as costs of raw materials and components. Changes in any of these general factors may affect the sales of our products as well as our results of operations and financial condition. Besides these general factors, we believe the following specific factors may have a more direct impact and may continue to affect our operation and financial performance.

Introduction and commercialization of new products and services

The introduction and commercialization of new products and services are important to our results of operations and financial condition. For example, the NZS and GridLink chargers are anticipated to serve as a critical cornerstone of our future financial performance, and the continued promotion of NZS and GridLink chargers is expected to exert a material impact on our financial performance. As of the date of this annual report, we have begun the commercial deployment of our NZS solution in Europe, the Americas and Asia. Customers of NZS solutions include EV manufacturers, global energy players and charge point operators. The release of innovative products, such as the NZS and GridLink chargers, is poised to provide us with entry to previously untapped markets and clienteles, thereby fostering potential growth in our future revenue streams.

Retention of existing customers and expansion of new customers

Our capacity to sustain good business relationships with existing customers and attract new customers is crucial to our financial performance. We have formed business relationships and partnerships with global energy players. We expect to further enhance our relationships with existing customers and attract new customers with our expansive sales and marketing efforts, as well as our innovative products, such as NZS and GridLink.

Diverse revenue sources and additional revenue streams

We have established multiple sources of revenue, which include the initial sales of products, and recurring revenue from accompanying services, including software system upgrades and hardware maintenance. As the number of installed chargers grows, we expect recurring revenue to account for an increasing portion of our total revenue. In addition, with the B2G function, our NZS and GridLink solutions are expected to create new revenue opportunities for us.

Operating efficiency

Our ability to attain operating efficiency, while scaling up our business, is critical to achieving profitability. We shall prioritize the optimization of our hiring plans and marketing activities to ensure long-term success without incurring excessive operating expenses that may have an adverse impact on our overall financial performance and profitability. Maintaining reasonable operating expenses is key to our success, and we shall continually strive to find the most efficient and cost-effective means of achieving our goals.

Foreign currency exchange fluctuation

Our operations involve transactions denominated in different currencies. Consequently, fluctuations in foreign exchange rates could impact our financial performance. To achieve sustained financial success, managing foreign exchange risk is paramount for us. We shall remain vigilant in monitoring currency fluctuations and developing sound strategies to minimize the impact of such fluctuations on our operations.

Key Components of Results of Operations

Revenues

We derive our revenues from two sources, namely (i) product revenues; and (ii) service revenues. In 2022, 2023 and 2024, our revenues amounted to US$29.4 million, US$38.5 million and US$42.2 million, respectively. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Revenues	(in thousands, except for percentages)
Product revenues	28,745	97.7	38,052	98.8	41,507	98.3
Service revenues	679	2.3	460	1.2	697	1.7
Total	29,424	100.0	38,512	100.0	42,204	100.0

Product revenues. We generate revenues from the sales of our products. We typically recognize the revenue at a point in time when the products are accepted by customers. In 2022, 2023 and 2024, our product revenues amounted to US$28.7 million, US$38.1 million and US$41.5 million, respectively, representing 97.7%, 98.8% and 98.3% of our total revenues in the same periods, respectively. We anticipate that our revenue generated from product revenues will continue to increase in absolute amount.

Service revenues. Complementary to the initial sales of products, we also offer accompanying services throughout the entire life cycle, including both software system upgrades and hardware maintenance. We start to charge our customers for the services after an inclusion period of one to three years following the sale. We typically recognize the revenue over the period of such services on a straight-line basis. In 2022, 2023 and 2024, most of our products sold were still within the inclusion period of one to three years following the sale. Our service revenues amounted to US$0.7 million, US$0.5 million and US$0.7 million in 2022, 2023 and 2024, respectively, representing 2.3%, 1.2% and 1.7% of our total revenues in the same periods, respectively. As the number of installed chargers grows, we expect recurring service revenues to account for an increasing portion of our total revenues in the long run.

See “Item 4. Information on the Company—4.B. Business Overview—Our Solutions” for details about how we generate our revenues.

Cost of Revenues

Our cost of revenues consists of the costs and expenses that are directly related to providing our products and services to our customers. These costs and expenses include (i) cost of products sold, (ii) shipping costs, (iii) share based compensation, and (iv) others. In 2022, 2023 and 2024, our cost of revenues amounted to US$18.7 million, US$20.9 million and US$21.0 million, respectively, representing 63.6%, 54.4% and 49.7% of our revenues in the same periods, respectively. The following table sets forth our cost of revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Cost of revenues	(in thousands, except for percentages)
Cost of products sold	16,723	56.8	18,143	47.1	18,038	42.7
Shipping costs	1,257	4.3	964	2.5	855	2.0
Share based compensation	—	—	—	—	549	1.3
Others(1)	739	2.5	1,831	4.8	1,539	3.7
Total	18,719	63.6	20,938	54.4	20,981	49.7

Note:

(1)
Primarily consist of warranty costs, write-downs of inventories and other costs.

We expect our cost of revenues to increase in absolute amount in line with our expansion of business and customer base growth, and to decrease as a percentage of our revenues in the long run through economies of scale and improvement of operating efficiency.

Gross Profit

Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin. In 2022, 2023 and 2024, our gross profit was US$10.7 million, US$17.6 million and US$21.2 million, respectively, and our gross margin was 36.4%, 45.6% and 50.3%, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses. In 2022, 2023 and 2024, our operating expenses amounted to US$9.1 million, US$24.5 million and US$33.3 million, respectively, representing 30.9%, 63.7% and 78.9% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Operating expenses	(in thousands, except for percentages)
Selling and marketing expenses	3,516	11.9	6,433	16.7	10,343	24.5
Research and development expenses	2,816	9.6	4,061	10.6	12,159	28.8
General and administrative expenses	2,745	9.3	14,025	36.4	10,790	25.6
Total	9,077	30.9	24,519	63.7	33,292	78.9

Selling and marketing expenses. Selling and marketing expenses consist of (i) staff cost in relation to selling and marketing activities, (ii) share based compensation, and (iii) other selling and marketing expenses. In 2022, 2023 and 2024, our selling and marketing expenses amounted to US$3.5 million, US$6.4 million and US$10.3 million, respectively, representing 11.9%, 16.7% and 24.5% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our selling and marketing expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Selling and marketing expenses	(in thousands, except for percentages)
Staff cost	2,887	9.8	4,329	11.2	5,658	13.4
Share based compensation	—	—	—	—	1,767	4.2
Others(1)	629	2.1	2,104	5.5	2,918	6.9
Total	3,516	11.9	6,433	16.7	10,343	24.5

Note:

(1)
Primarily consist of advertising costs and promotion expenses, business entertainment expenses, traveling expenses, rental and depreciation in relation to selling and marketing functions, and other expenses.

Research and development expenses. Research and development expenses consist of (i) outsourcing development expense, (ii) staff cost in relation to research and development activities, (iii) share based compensation, and (iv) other research and development expenses. In 2022, 2023 and 2024, our research and development expenses amounted to US$2.8 million, US$4.1 million and US$12.2 million, respectively, representing 9.6%, 10.6% and 28.8% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our research and development expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Research and development expenses	(in thousands, except for percentages)
Outsourcing development expense	—	—	—	—	5,593	13.2
Staff cost	2,201	7.5	3,147	8.2	3,460	8.2
Share based compensation	—	—	—	—	2,308	5.5
Others(1)	615	2.1	914	2.4	798	1.9
Total	2,816	9.6	4,061	10.6	12,159	28.8

Note:

(1)
Primarily consist of certification expenses, testing expenses, and other expenses.

General and administrative expenses. Our general and administrative expenses consist of (i) professional expenses paid to professional consultants, (ii) staff cost in relation to general and administrative activities, (iii) share based compensation, (iv) foreign currency exchange loss (gain) resulting from the exchange difference in remeasuring foreign currencies to the functional currency as of the relevant dates, (v) losses of credit impairment, (vi) issuance cost of the convertible debts, and (vii) other general corporate expenses. In 2022, 2023 and 2024, our general and administrative expenses amounted to US$2.7 million, US$14.0 million and US$10.8 million, respectively, representing 9.3%, 36.4% and 25.6% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our general and administrative expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
General and administrative expenses	(in thousands, except for percentages)
Professional expenses	855	2.9	2,989	7.8	3,628	8.6
Staff cost	1,446	4.9	2,097	5.4	2,435	5.8
Share based compensation	—	—	7,457	19.4	2,406	5.7
Foreign currency exchange loss (gain)	(339)	(1.2)	(481)	(1.2)	620	1.5
Losses of credit impairment	335	1.1	192	0.5	44	0.1
Issuance cost of the convertible debts	—	—	429	1.1	—	—
Other general corporate expenses	448	1.6	1,342	3.5	1,657	3.9
Total	2,745	9.3	14,025	36.4	10,790	25.6

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC

Our subsidiaries in China are companies incorporated under PRC laws and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to VAT at a rate of 6% on the services we provide and 13% on goods sold. Our PRC subsidiaries are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands company, we may receive dividends from our PRC subsidiary through Xcharge HK Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Xcharge HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiary, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If XCHG Limited or any of our subsidiaries outside China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Germany

Our subsidiary in Germany is subject to German corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total tax rate of 15.825%.

In addition, our German subsidiary is subject to trade tax (Gewerbesteuer) with respect to our taxable trade profit (Gewerbeertrag) from permanent establishments of our German subsidiary in Germany (inländische gewerbesteuerliche Betriebsstätten). Trade tax is generally based on the taxable income as determined for corporate income tax purposes taking into account, however, certain add-backs and deductions. The trade tax rate depends on the local municipalities in which we maintain our permanent establishments. Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations (i.e., EU or non-EU corporations) are effectively 95% exempt from trade tax only if we hold at least 15% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period.

The interest expenses of our German subsidiary are subject to the “interest barrier” (Zinsschranke) rules. When calculating taxable income of our German subsidiary, the interest barrier rules generally prevent our German subsidiary from deducting certain net interest expenses (including certain similar expenses) from our taxable income (i.e., the excess of interest expenses over interest income for a given fiscal year) to the extent such interest expenses exceed 30% of the current taxable EBITDA of the respective entity (taxable earnings adjusted for interest expense, interest income and certain depreciation/amortization and other reductions) if the net interest expense of our German subsidiary is equal to, or exceeds, €3 million (Freigrenze) and no other exceptions apply. Interest expenses that are not deductible in a given year may be carried forward to our subsequent fiscal years (interest carryforward) and will increase the interest expense in those subsequent years. EBITDA amounts that could not be utilized may, under certain conditions, be carried forward into future fiscal years. If such EBITDA carryforward is not used within five fiscal years it will be forfeited. An EBITDA carryforward that arose in an earlier year must be used before a carryforward that arose in a later year is used. For the purpose of trade tax, however, the deductibility of interest expenses is further restricted to the extent that the sum of interest expenses plus certain other trade tax add back items exceeds €200,000.00. In such cases, 25% of the interest expenses, to the extent they were deducted for corporate income tax purposes, are added back for purposes of the determination of the trade tax base.

Tax-loss carryforwards can be fully offset against taxable income for corporate income tax and trade tax purposes up to an amount of €1 million of such income. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 70% of the amount exceeding the threshold may be offset against tax-loss carryforwards. The remaining 30% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax up to an amount of €1 million. Unused tax-loss carryforwards may be generally carried forward indefinitely and used in subsequent assessment periods to be offset against future taxable income in accordance with this rule. Alternatively, tax losses can be carried back to previous years under certain conditions.

If more than 50% of the subscribed capital or voting rights in a corporation are directly or indirectly transferred to an acquirer (including parties related to the acquirer) within five years or if comparable circumstances (including a capital increase of the subscribed capital to the extent that it causes a change of the interest ratio in the capital of the corporation), all tax loss carryforwards and interest carryforwards are generally forfeited. A group of acquirers with aligned interests is also considered to be an acquirer for these purposes. In addition, any current annual losses incurred prior to the acquisition will not be deductible. The forfeiture of tax loss carryforward pursuant to the preceding rules does not apply to share transfers if the acquirer directly or indirectly holds a participation of 100% in the transferring entity, (ii) the transferor indirectly or directly holds a participation of 100% in the receiving entity, or (iii) the same individual or legal entity or commercial partnership directly or indirectly holds a participation of 100% in the transferring and the receiving entity.

Furthermore, tax loss carryforwards, unused current losses and interest carryforwards taxable in Germany will not expire to the extent that they are covered by built in gains taxable in Germany at the time of such acquisition.

The full amount of a dividend distributed by our German subsidiary to us is generally subject to (final) German withholding tax at an aggregate rate of 26.375%. In case a tax treaty applies, the German withholding tax may not exceed the tax rate applicable to the treaty on the gross amount of the dividends received by us. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag) over the maximum rate of withholding tax permitted by an applicable tax treaty can be refunded to us, provided that the requirements under the applicable treaty are fulfilled. Further, such refund is subject to the German anti-avoidance treaty shopping rules. However, if and to the extent our German subsidiary pays dividends sourced out of a tax recognized contribution account (steuerliches Einlagekonto), such dividends may not be subject to withholding tax (including the solidarity surcharge).

United States

Under the current U.S. federal corporate income tax law, our subsidiary in the United States is subject to 21% income tax on its taxable income generated from operations in the United States. Our subsidiary in the United States did not have any taxable income for all periods presented.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	29,424	100.0	38,512	100.0	42,204	100.0
Cost of revenues	(18,719)	(63.6)	(20,938)	(54.4)	(20,981)	(49.7)
Gross profit	10,705	36.4	17,574	45.6	21,223	50.3
Operating expenses:
Selling and marketing expenses	(3,516)	(11.9)	(6,433)	(16.7)	(10,343)	(24.5)
Research and development expenses	(2,816)	(9.6)	(4,061)	(10.6)	(12,159)	(28.8)
General and administrative expenses	(2,745)	(9.3)	(14,025)	(36.4)	(10,790)	(25.6)
Total operating expenses	(9,077)	(30.9)	(24,519)	(63.7)	(33,292)	(78.9)
Operating income (loss)	1,655	5.6	(6,518)	(16.9)	(12,031)	(28.5)
Income (loss) before income taxes	1,598	5.4	(8,084)	(21.0)	(11,941)	(28.3)
Net income (loss)	1,610	5.5	(8,084)	(21.0)	(11,941)	(28.3)
Comprehensive income (loss)	4,193	14.3	(7,040)	(18.3)	(11,789)	(27.9)

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Revenues

Our revenues increased by 9.6% from US$38.5 million in 2023 to US$42.2 million in 2024, primarily driven by the increase in revenues generated from sales of products.

Product revenues

Our revenues generated from sales of products increased by 9.1% from US$38.1 million in 2023 to US$41.5 million in 2024, mainly driven by the increase in the sales revenue from DC chargers.

Service revenues

Our revenues generated from services were US$0.5 million and US$0.7 million in 2023 and 2024, respectively.

Cost of Revenues

Our cost of revenues increased by 0.2% from US$20.9 million in 2023 to US$21.0 million in 2024, growing at a much slower pace than our revenues, primarily benefiting from economies of scale and our enhanced cost control measures.

Gross Profit

As a result of the foregoing, our gross profit increased by 20.8% from US$17.6 million in 2023 to US$21.2 million in 2024, which grew much faster than our business growth. Our overall gross margin increased from 45.6% in 2023 to 50.3% in 2024, benefiting from economies of scale and our enhanced cost control measures.

Operating Expenses

Our operating expenses increased by 35.8% from US$24.5 million in 2023 to US$33.3 million in 2024, primarily reflecting the increases in our selling and marketing expenses, research and development expenses and general and administrative expenses.

Selling and marketing expenses

Our selling and marketing expenses increased by 60.8% from US$6.4 million in 2023 to US$10.3 million in 2024. The increase was mainly attributable to (i) the increase in share based compensation of US$1.8 million for key selling and marketing employees, and (ii) the increase in staff cost of US$1.3 million, primarily due to the increased bonus resulting from improved selling performance and the growth of the team. Our selling and marketing expenses as percentages of total revenues increased from 16.7% in 2023 to 24.5% in 2024, reflecting our enhanced efforts in selling and marketing to press ahead with our global expansion.

Research and development expenses

Our research and development expenses increased by 199.4% from US$4.1 million in 2023 to US$12.2 million in 2024. The increase was mainly attributable to (i) the increase in outsourcing development expense of US$5.6 million to develop advanced charging system, and (ii) the increase in share based compensation of US$2.3 million for key research and development employees. Our research and development expenses as percentages of total revenue increased from 10.6% in 2023 to 28.8% in 2024, which was primarily driven by our enhanced investment in research and development.

General and administrative expenses

Our general and administrative expenses decreased by 23.1% from US$14.0 million in 2023 to US$10.8 million in 2024, mainly attributable to (i) the decrease in share based compensation of US$5.1 million for directors, executives, certain employees and non-employee consultants, and (ii) the increase in foreign currency exchange loss of US$1.1 million, primarily due to the depreciation of the Euro relative to the RMB in 2024. Our general and administrative expenses as percentages of total revenues decreased from 36.4% in 2023 to 25.6% in 2024, mainly resulting from the decrease in the absolute amount in general and administrative expenses due to the aforementioned reasons.

Changes in Fair Value of Financial Instruments

Our changes in fair value of financial instruments decreased by 94.0% from US$1.5 million in 2023 to US$87.8 thousand in 2024, mainly due to the extinguishment of convertible debts.

Interest Expenses

We recorded interest expenses of US$0.2 million and US$0.2 million in 2023 and 2024, respectively.

Interest Income

We recorded interest income of US$0.2 million in 2024, as compared to US$0.1 million in 2023.

Income Tax Expense

We recorded nil income tax expense in 2023 and 2024, respectively.

Net Income (Loss)

As a result of the foregoing, we recorded net loss of US$11.9 million in 2024, as compared to net loss of US$8.1 million in 2023.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022” beginning on page 78 of our prospectus filed with the Securities and Exchange Commission on September 10, 2024 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-276802) incorporated by reference into this annual report.

Non-GAAP Financial Measures

We consider adjusted net income (loss), a non-GAAP financial measure as a supplemental measure to review and assess our operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Net Income (Loss)

We define adjusted net income (loss) as net income (loss) excluding share-based compensation, changes in fair value of financial instruments and gain on extinguishment of convertible debts.

The following table reconciles our adjusted net income (loss) for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income (loss):

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Net income (loss)	1,610	(8,084)	(11,941)
Add:
Share-based compensation	—	7,457	7,031
Changes in fair value of financial instruments	191	1,472	88
Gain on extinguishment of convertible debts	—	—	(233)
Adjusted net income (loss)	1,801	845	(5,055)

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing activities and operating activities. As of December 31, 2024, we had US$26.8 million in cash and cash equivalents. Our cash and cash equivalents are primarily denominated in Renminbi, Euros and US dollars, which amounted to US$12.0 million, US$4.7 million and US$10.1 million as of December 31, 2024, respectively. As of December 31, 2024, all of our cash and cash equivalents denominated in Renminbi are located in the PRC, while our cash and cash equivalents denominated in Euros and US dollars located in the PRC amounted to US$1.8 million and US$1.1 million, respectively, and those held outside the PRC amounted to US$2.9 million and US$9.0 million, respectively. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. For details, see “Item

3. Key Information—3.D. Risk Factors—Risks Related to Regulations—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” We do not believe that such restrictions on foreign exchange would have a material impact on the net assets and liquidity of our company or any of our subsidiaries. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We are evaluating strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements. However, we may be unable to access future equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The following table presents our consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Net cash provided by (used in) operating activities	849	(5,576)	(7,202)
Net cash provided by (used in) investing activities	1,222	2,266	(534)
Net cash provided by financing activities	2,278	10,743	19,150
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(507)	(411)	(333)
Net increase in cash, cash equivalents and restricted cash	3,842	7,022	11,081
Cash, cash equivalents and restricted cash at the beginning of the year	4,828	8,670	15,693
Cash, cash equivalents and restricted cash at the end of the year	8,670	15,693	26,774

Operating activities

Net cash used in operating activities was US$7.2 million in 2024. The difference between our net loss of US$11.9 million and the net cash used in operating activities was mainly due to (i) share-based compensation expenses of US$7.0 million in relation to the 171,995,643 shares we granted in December 2024 under the 2023 Share Plan II, (ii) an increase in accounts payable of US$2.4 million, primarily attributable to our efforts in obtaining longer credit terms from suppliers and our business growth in general, and (iii) an increase in contract liabilities of US$2.0 million, primarily attributable to our business growth in general; partially offset by (i) an increase in prepayments and other current assets of US$4.7 million, primarily attributable to prepayment to service vendors, (ii) an increase in amounts due from related parties of US$1.3 million, and (iii) inventories of US$1.3 million, primarily attributable to the increased demand of our products.

Net cash used in operating activities was US$5.6 million in 2023. The difference between our net loss of US$8.0 million and the net cash used in operating activities was mainly due to (i) share-based compensation expenses of US$7.5 million in relation to the 150,000,000 shares we granted in August 2023 under the 2023 Share Plan, (ii) a loss in changes in fair value of financial instruments of US$1.5 million, mainly due to the issuance of convertible debts to certain investors in 2023 and the changes in fair value of these convertible debts, and (iii) an increase in accrued expenses and other current liabilities of US$1.6 million, primarily attributable to the increase in accrued payroll and social insurance due to the growth of the team and the increase in accrued service expenses to professional parties; partially offset by (i) an increase in accounts receivable of US$5.1 million, primarily attributable to our business growth in general, and (ii) a decrease in contract liabilities of US$1.5 million, primarily attributable to the satisfaction of our performance obligation under such contract liabilities in the ordinary course of business.

Net cash provided by operating activities was US$0.8 million in 2022. The difference between our net income of US$1.6 million and the net cash provided by operating activities was mainly due to (i) an increase in accounts receivable of US$3.6 million, primarily attributable to our business growth in general, (ii) an increase in inventories of US$3.4 million, primarily attributable to the increased demand of our products, and (iii) an increase in prepayments and other current assets of US$0.4 million, primarily attributable to the development of new products that require prepayments and our business growth in general; partially offset by (i) an increase in accounts payable of US$4.1 million, primarily attributable to our efforts in obtaining longer credit terms from suppliers and our business growth in general, (ii) an increase in accrued expenses and other current liabilities of US$1.5 million, primarily attributable to the increase in accrued payroll and social insurance and in other taxes payable due to the growth of the team, and (iii) an increase in contract liabilities of US$1.2 million, primarily attributable to the increase in the number of our customers and our business growth in general.

Investing activities

Net cash used in investing activities was US$0.5 million in 2024, which was primarily attributable to cash paid for purchase of property and equipment and intangible assets.

Net cash provided by investing activities was US$2.3 million in 2023, which was primarily attributable to proceeds from collection of loans to a related party of a preference shareholder of US$2.9 million, partially offset by cash paid for purchase of property and equipment and intangible assets of US$0.5 million.

Net cash provided by investing activities was US$1.2 million in 2022, which was primarily attributable to proceeds from collection of the loan to a related party of a preference shareholder of US$1.4 million.

Financing activities

Net cash provided by financing activities was US$19.1 million in 2024, which was primarily attributable to (i) proceeds from sale of ordinary shares through public offering of US$19.1 million, (ii) proceeds from short-term bank borrowings of US$8.5 million, and (iii) cash received from the convertible debt holders of Beijing X-Charge Technology in connection with the conversion of convertible debts of US$7.0 million; partially offset by (i) repayment of short-term bank borrowings of US$7.3 million, (ii) cash paid to convertible debts holders of Beijing X-Charge Technology in connection with the conversion of convertible debts of US$7.0 million, and (iii) payments of initial public offering costs of US$1.9 million.

Net cash provided by financing activities was US$10.7 million in 2023, which was primarily attributable to (i) proceeds from issuance of the convertible debts of US$11.1 million, and (ii) proceeds from short-term bank borrowings of US$6.3 million; partially offset by (i) repayment of short-term bank borrowings of US$4.6 million, and (ii) payments of initial public offering cost of US$1.5 million.

Net cash provided by financing activities in 2022 was US$2.3 million, which was attributable to proceeds from short-term bank borrowings of US$6.4 million; partially offset by repayment of short-term bank borrowings of US$3.8 million.

In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10.0 million (US$1.4 million). In October 2020, in connection with the loan agreement, X-Charge Technology issued warrants to an affiliate of SPD Silicon Valley Bank to purchase 0.542% of X-Charge Technology’s equity interest at an exercise price at RMB2.0 million (US$0.3 million) in aggregate or purchase 8,786,150 ordinary shares of the company at the option of the holder of such warrants on a fully diluted basis. The warrant are exercisable upon issuance and expires in October 2027. The warrants have not been exercised as of December 31, 2024. See Note 11 to the Consolidated Financial Statements appended to this annual report for details.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 primarily include our operating lease commitments, capital expenditures, and working capital requirements.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements.

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Period Less Than
	Total	1 Year	1-3 Years
	(US$ in thousands)
Operating lease commitments(1)	1,882	359	1,523

Note:

(1)
Represents obligations under lease agreements for our office premises.

Our capital expenditures are incurred primarily in connection with purchase and improvement in property and equipment. We recorded capital expenditures of US$214 thousand, US$526 thousand and US$614 thousand in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

In addition, on June 20, 2023, X-Charge Technology entered into a convertible loan investment agreement with Shell Ventures Company Limited (“Shell Ventures”), where Shell Ventures provided X-Charge Technology a convertible loan in a total principal amount of RMB15,000,000 with a simple interest computed at a rate of 10% per annum. Pursuant to the adjustment agreement on the convertible loan investment with Shell Ventures on May 27, 2024, since we completed the initial public offering in September 2024 and the proceeds from such offering are no less than US$20 million, we shall repay the loan principal and applicable interest to Shell Ventures on March 9, 2025, 180 days after the consummation of a qualified IPO (as defined in the Investors’ Right Agreement). As of March 31, 2025, such loan has not been repaid. In the event of a default on repayment, the overdue principal amount shall accrue interest at a simple 12% per annum from the date of default.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Holding Company Structure

See “Item 3. Key Information—Holding Company Structure.”

5.C. Research and Development, Patents and Licenses, etc.

We have developed a plethora of proprietary technologies that differentiate us from our peers. For example, we have developed the advanced energy management system, or EMS, which encompasses the full range of energy-related functions, including energy storage and B2G technology, integrating energy generation, conversion and bi-directional utilization in one system. In addition, EMS intelligently adapts to different charging scenarios and automatically adjusts the charging and discharging settings. We have obtained and maintained intellectual property protection for our products and technologies, which we believe is fundamental to our long-term success. Our R&D focus remains on innovating and optimizing charging technology to maintain our competitive edge. We follow a market-oriented research and development approach to optimize our existing solutions and develop advanced solutions. See “Item 4. Information on the Company—4.B. Business Overview—Research and Development” and “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

Fair value of our ordinary shares

Prior to the initial public offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purpose:

•
determining the fair value of our ordinary shares at the date of issuance of redeemable preference shares as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any;
•
determining the fair value of our financial liability at the issuance date and each period end.

•
determining the fair value of our share awards to our directors, executive officers and certain employees at the grant date.
•
determining the fair value of our convertible debts at the issuance date and each period end.

In determining the fair value of our ordinary shares, we applied the income approach based on our discounted future cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our future financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The option-pricing method was used to allocate equity value of our company to ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

The major assumptions used in calculating the fair value of our ordinary shares include:

•
Discount rate: The discount rate was based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, macroeconomic risk, comparative industry risk, market risk premium, geographic risk, company size and non-systemic risk factors.
•
Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies engaged in EV charger businesses were selected for reference as our guideline companies.
•
Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on our projected earnings and cash flows. Our revenues growth rates, as well as major milestones that we have achieved, have jointly contributed to the increase in the fair value of our ordinary shares from 2022 to 2023. However, the determination of the fair value of our ordinary shares requires complex and subjective judgments to be made, which will not be necessary once the ADSs begin trading.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yifei Hou	37	Chief Executive Officer, Interim Chief Financial Officer and Director
Aatish V Patel	29	President
Alexander Jacob Urist	32	Vice President
Rui Ding	38	Chairman, Chief Technology Officer
Rodney James Huey	81	Independent Director
Alberto Méndez Rebollo	47	Independent Director

Yifei Hou has served as our director and chief executive officer since May 2015. As of the date of this annual report, Mr. Hou also serves as the interim CFO, interim principal financial / accounting officer and will supervise the review of the upcoming unaudited financial results. From June 2014 to September 2015, Mr. Hou served as project manager at Tesla APAC. Mr. Hou graduated from the University of Toronto and received his bachelor’s degree there.

Aatish V Patel joined our company in May 2022 and currently serves as our president responsible for our business operation and management in the United States. Prior to joining our company, Mr. Patel worked as an operations program manager at Desktop Metal from October 2021 to April 2022. From September 2021 to October 2021, Mr. Patel worked as a supply chain consultant at Deloitte. Prior to that, Mr. Patel worked at Formlabs Inc from October 2019 to August 2021, during which period he worked as a global sourcing engineer. From August 2018 to September 2019, Mr. Patel worked as a project engineer at Fellowes Brands. Mr. Patel holds a bachelor of science degree in mechanical engineering from New York University and a master of liberal arts degree in management from Harvard University.

Alexander Jacob Urist joined our company in May 2022 and currently serves as our vice president responsible for our business development in the United States. Prior to joining our company, Mr. Urist worked as the head of business development at SupChina Inc. from September 2018 to May 2022. From October 2016 to September 2018, Mr. Urist worked as an associate in business development at Magellan Research Group. Prior to that, Mr. Urist worked at Ascension Capital Group from May 2015 to July 2016, during which period he worked as a director in transactions. Mr. Urist holds a bachelor of arts degree in mandarin and economics from Kenyon College.

Rui Ding has served as our director and our chief technology officer since May 2015. From November 2013 to September 2015, Mr. Ding served as project manager at Tesla APAC. Mr. Ding graduated from Beijing Jiaotong University and received his bachelor’s degree there.

Rodney James Huey has served as our director since September 2024. Mr. Huey has served as chairman of FutureProof Financial Group Limited since 2019, and chairman of Actcelerate International Group Ltd (NSX: ACT) since 2017. Mr. Huey obtained his Bachelor’s degree of Science with Honours, and specialisation in Financial Services, from University of Manchester (U.K.).

Alberto Méndez Rebollo has served as our director since September 2024. Mr. Rebollo has served as chief executive officer of Plexigrid since 2022 and served as chief procurement officer of Vattenfall from 2015 to 2022. Mr. Rebollo also served as chair and board member in several subsidiaries of Vattenfall AB from 2010 to 2021. Mr. Rebollo obtained his bachelor’s degree from University of Oviedo.

6.B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of US$0.5 million in cash to our executive officers, and we paid an aggregate of US$0.05 million cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For equity incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2023 Share Incentive Plan

We adopted the 2023 Share Incentive Plan, or the 2023 Share Plan, in June 2023. The purposes of the 2023 Share Plan are to attract and retain the services of talented personnel considered essential to our success by providing additional incentives to our key employees, directors and other eligible persons, and promote the success of the Group as a whole.

Under the 2023 Share Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 150,000,000. All share awards for an aggregate of 150,000,000 ordinary shares have been granted and have vested pursuant to the 2023 Share Plan.

The following paragraphs summarize the terms of the 2023 Share Plan:

Plan Administration. The 2023 Share Plan shall be administered by the board of directors of the company (the “Board”) or a person appointed by the Board.

Types of Awards. The 2023 Share Plan permits the awards of restricted share units.

Eligibility. Persons eligible to participate in the 2023 Share Plan include (i) full-time employees of the company, its parents, subsidiaries and any person in or of which the company or a subsidiary holds a substantial economic interest or possesses the power to direct the management policies directly or indirectly (the “Group Member”), who are senior management or key employees as determined by the administrator of the 2023 Share Plan; and (ii) directors and any person (other than an employee or a director) who is engaged by a Group Member to render consulting or advisory services to a Group Member, such as consultants.

Term of Awards. Each award under the 2023 Share Plan shall be evidenced by award agreements that set forth the conditions and limitations for each award which may include the grant of awards, vesting schedule, termination, vesting procedures, and other terms of the awards.

Duration, Amendment and Termination. The 2023 Share Plan shall remain in effect for a term of ten (10) years from the effective date. The Board may at any time terminate, amend or modify the 2023 Share Plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required, and (b) shareholder approval is required for any amendment to the 2023 Share Plan that (i) increases the number of shares available under the 2023 Share Plan (other than any adjustment related to changes in capital structure), (ii) results in a material increase in benefits or a change in eligibility requirements. Except as provided in the 2023 Share Plan or any award agreements, no amendment, modification, suspension or termination of the 2023 Share Plan shall, without the consent of the grantee, impair any rights or obligations under any award theretofore granted.

Transfer Restrictions. Unless otherwise determined by the administrator and so provided in the applicable award agreements, no awards and any interest therein may be sold, pledged, assigned, transferred or disposed of in any manner other than by will or the laws of descent and distribution, or pursuant to domestic relations order, and shall not be subject to execution, attachment or similar process. In the event that the administrator in its sole and absolute discretion makes an award transferable, the transferability shall be subject to all requirements under the applicable laws or stock exchange rules.

2023 Share Incentive Plan II

We adopted the 2023 Share Incentive Plan II, or the 2023 Share Plan II, in August 2023. The purposes and the terms of the 2023 Share Plan II are substantially the same as those of the 2023 Share Plan.

Under the 2023 Share Plan II, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 445,198,950. As of March 31, 2025, 173,688,763 of the share awards for the 445,198,950 ordinary shares have been granted pursuant to the 2023 Share Plan II.

2025 Share Incentive Plan

We adopted the 2025 Share Incentive Plan, or the 2025 Share Plan, in April 2025. The purposes and the terms of the 2025 Share Plan are substantially the same as those of the 2023 Share Plan and the 2023 Share Plan II.

Under the 2025 Share Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 445,198,950.

The following table summarizes, as of March 31, 2025, the number of ordinary shares underlying share awards granted to our directors and executive officers.

	Class A Ordinary Shares Underlying Share Awards Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Yifei Hou	60,186,532	N/A(1)	August 2023	N/A
Aatish V Patel	*	N/A(1)	December 2024	N/A
Alexander Jacob Urist	*	N/A(1)	December 2024	N/A
Rui Ding	24,867,415	N/A(1)	August 2023	N/A
Alberto Méndez Rebollo	*	N/A(1)	October 2023	N/A

* Less than 1% of our total outstanding shares

(1)
No exercise price with respect to restricted share units held by such individual(s).

6.C. Board Practices

Board of Directors

Our board of directors consists of four directors, including two independent directors, namely Rodney James Huey and Alberto Méndez Rebollo. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Mr. Yifei Hou controls a majority of our total voting power, and as such, we are a “controlled company” as defined under the Nasdaq rules. For so long as we remain a controlled company under that definition, we are also permitted to elect to rely on certain exemptions from corporate governance rules. Currently, we do not utilize the exemptions available for controlled companies, but rely on the exemption available for foreign private issuers to follow our home country governance practices instead. We rely on the “home country practice” exemptions from the requirement that a majority of our board of directors must be independent directors, and the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Rodney James Huey, Alberto Méndez Rebollo and Yifei Hou, and is chaired by Rodney James Huey. We have determined that Rodney James Huey and Alberto Méndez Rebollo satisfy the requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Rodney James Huey qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•
the appointment, compensation, retention, termination, and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company (subject, if applicable, to shareholder ratification);
•
pre-approving the audit services and non-audit services (including the fees and terms thereof) to be provided by the company’s independent auditor pursuant to pre-approval policies and procedures established by the committee;
•
discussing with the independent auditor its responsibilities under generally accepted auditing standards, reviewing and approving the planned scope and timing of the independent auditor’s annual audit plan(s) and discussing significant findings from the audit and any problems or difficulties encountered, including any restrictions on the scope of the auditor’s activities or on access to requested information, and any significant disagreements with management;
•
evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions with respect to the independent auditor to the full board on at least an annual basis;
•
establishing policies for the company’s hiring of current or former employees of the independent auditor;
•
at least annually, evaluating the performance, responsibilities, budget and staffing of the company’s internal audit function and reviewing and approving the internal audit plan;
•
at least annually, evaluating the performance of the senior officer or officers responsible for the internal audit function of the company, and making recommendations to the board and management regarding the responsibilities, retention or termination of such officer or officers;
•
establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;
•
at least annually, evaluating its own performance and report to the board on such evaluation;
•
reviewing and assessing the adequacy of the charter of the committee on an annual basis and recommending any proposed changes to the board; and
•
reviewing and approving all related-party transactions (as defined in Item 7 of Form 20-F), including, but not limited to, transactions between the company, on the one hand, and enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company, on the other hand.

Compensation Committee. Our compensation committee consists of Yifei Hou, Rui Ding and Alberto Méndez Rebollo and is chaired by Yifei Hou. We have determined that Alberto Méndez Rebollo satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•
reviewing and approving the compensation of the chief executive officer and each of the company’s other executive officers;
•
in consultation with the company’s chief executive officer, periodically reviewing the company’s management succession planning, including policies for chief executive officer selection and succession in the event of the incapacitation, retirement or removal of the chief executive officer, and evaluations of, and development plans for, any potential successors to the chief executive officer;
•
reviewing and evaluating the company’s executive compensation and benefits policies generally (subject, if applicable, to shareholder approval), including the review and recommendation of any incentive-compensation and equity-based plans of the company that are subject to board approval;
•
reporting to the board periodically;
•
at least annually, evaluating its own performance and reporting to the board on such evaluation;
•
reviewing and assessing the adequacy of the charter of the committee on an annual basis and periodically recommending any proposed changes to the board for approval; and
•
reviewing and assessing risks arising from the company’s employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on the company.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yifei Hou, Rui Ding and Alberto Méndez Rebollo, and is chaired by Alberto Mendez Rebollo. We have determined that Alberto Méndez Rebollo satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•
overseeing searches for and identifying qualified individuals for membership on the board;
•
recommending to the board criteria for board and board committee membership and recommending individuals for membership on the board and its committees;
•
at least annually, leading the board in a self-evaluation to determine whether it and its committees are functioning effectively;
•
at least annually, reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to the board;
•
reviewing and approving compensation (including equity-based compensation) for the company’s directors;
•
overseeing an orientation and continuing education program for directors;
•
reporting to the board periodically;
•
at least annually, evaluating its own performance and reporting to the board on such evaluation; and
•
periodically reviewing and assessing the adequacy of the charter of the committee and recommending any proposed changes to the board for approval.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our memorandum and articles of association, the functions and powers of our board of directors include, among others, (i) directing the business and affairs of the company; (ii) adopting the corporate governance policies or initiatives of the company and determining on various corporate governance related matters; (iii) appointing any natural person or corporation to hold office in the company; (iv) exercising all the powers of the company to borrow money; (v) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings; and (iv) declaring dividends. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) is prohibited by any applicable law or rules of the Nasdaq from being a director; (iii) is found to be or becomes of unsound mind; or (vi) is removed from office pursuant to any other provisions of our memorandum and articles of association, as amended and restated from time to time.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D. Employees

We had a total of 184 employees as of December 31, 2024. Our employees are primarily located in Germany, the United States and China. The following table sets forth the numbers of our employees categorized by function:

Function	Number of Employees
Research and development	88
Sales and delivery	28
Manufacturing	30
After-sales	15
General and administrative	23
Total	184

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We enter into standard labor contracts and confidentiality agreements with our employees. We have not experienced any significant labor disputes. None of our employees are represented by labor unions.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025, by:

•
each of our directors and executive officers; and
•
each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 2,378,061,531 ordinary shares outstanding as of March 31, 2025, including (i) 1,636,807,084 Class A ordinary shares, and (ii) 741,254,447 Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2025
	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		Aggregate Voting Power
	Number	%**	Number	%**	Number	%**	%***
Directors and Executive Officers:†
Yifei Hou(1)	—	—	741,254,447	100.0%	741,254,447	31.2%	81.9%
Aatish V Patel	*	*	—	—	—	—	—
Alexander Jacob Urist	*	*	—	—	—	—	—
Rui Ding(2)	—	—	444,837,415	60.0%	444,837,415	18.7%	49.2%
Rodney James Huey	—	—	—	—	—	—	—
Alberto Méndez Rebollo	*	*	—	—	*	*	*
All directors and executive officers as a group	*	*	741,254,447	100.0%	753,614,530	31.7%	82.0%
Principal Shareholders:
Entities affiliated with Yifei Hou(1)	—	—	741,254,447	100.0%	741,254,447	31.2%	81.9%
Entities affiliated with Rui Ding(2)	—	—	444,837,415	60.0%	444,837,415	18.7%	49.2%
Beijing Foreign Economic and Trade Development Guidance Fund L.P.(3)	260,180,400	15.9%	—	—	260,180,400	10.9%	2.9%
GGV Entities (4)	259,035,600	15.8%	—	—	259,035,600	10.9%	2.9%
Shell Ventures Company Limited(5)	198,442,800	12.1%	—	—	198,442,800	8.3%	2.2%
Zhen Partners Fund IV L.P.(6)	159,225,900	9.7%	—	—	159,225,900	6.7%	1.8%
Wuxi Shenqi Leye Private Equity Funds Partnership L.P.(7)	126,135,217	7.7%	—	—	126,135,217	5.3%	1.4%

* Less than 1% of our total outstanding shares.

** For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,378,061,531, being the number of ordinary shares outstanding (consisting of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares) as of March 31, 2025, and (ii) the number of ordinary shares underlying the share options held by such person or group that are exercisable within 60 days after the date of this annual report.

*** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† The business address of Rui Ding and Yifei Hou is No.12 Shuang Yang Road, Da Xing District, Beijing, China. The business address of Aatish V Patel and Alexander Jacob Urist is XCharge Energy USA Inc, 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640. The business address of Rodney James Huey is Apt 507, 147 Ross Street, Forest Lodge, NSW 2037, Australia. The business address of Alberto Méndez Rebollo is Hässelby Strandväg 38, 16565, Stockholm, Sweden.

(1)
Represents (i) 236,230,500 Class B ordinary shares held by Future EV Limited, a limited liability company incorporated in British Virgin Islands, in which (1) Future Charge Limited, a wholly owned company of Mr. Yifei Hou, owns 1% of the equity interests, and (2) Blooming Star Developments Limited, a company in which Mr. Yifei Hou beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests; (ii) 60,186,532 Class B ordinary shares held by Future Charge Limited, a wholly owned company of Mr. Yifei Hou; (iii) 419,970,000 Class B ordinary shares held by Next EV Limited, a limited liability company incorporated in British Virgin Island, in which (1) Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests, and (2) Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests; and (iv) 24,867,415 Class B ordinary shares held by Next Charge Limited, a wholly owned company of Mr. Rui Ding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited entered into an acting-in-concert agreement in August 2023, pursuant to which the parties agreed to act in concert, as shareholders of XCHG Limited, in relation to all matters that require the decisions of the shareholders of XCHG Limited. If the parties are unable to reach a unanimous consent in relation to the matters that require action in concert, a decision that is made by Future EV Limited shall be deemed as a decision that is unanimously passed by the parties and shall be binding on the parties. The registered address of each of Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 419,970,000 Class B ordinary shares held by Next EV Limited, a limited liability company incorporated in British Virgin Island, in which (1) Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests, and (2) Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests; and (ii) 24,867,415 Class B ordinary shares held by Next Charge Limited, a wholly owned company of Mr. Rui Ding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. The registered address of each of Next EV Limited and Next Charge Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(3)
Represents 260,180,400 Class A ordinary shares held by Beijing Foreign Economic and Trade Development Guidance Fund L.P., a limited partnership incorporated in the PRC, which is controlled by Beijing Liuhe Fund Management Co., Ltd., its general partner. Beijing Liuhe Fund Management Co., Ltd. is ultimately wholly owned by Beijing Municipal People’s Government. The registered address of Beijing Foreign Economic and Trade Development Guidance Fund L.P. is Room 1505, Building A, 23 Baijiazhuang Dongli, Chaoyang District, Beijing, China.
(4)
Represents (i) 248,331,650 Class A ordinary shares held by GGV Discovery I, L.P. and (ii) 10,703,950 Class A ordinary shares held by GGV Capital VI Entrepreneurs Fund L.P. GGV Discovery I L.L.C. serves as the General Partner of GGV Discovery I, L.P. GGV Capital VI Entrepreneurs Fund L.L.C. serves as the General Partner of GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Discovery I L.L.C. and GGV Capital VI Entrepreneurs Fund L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung have shared power to direct the voting and disposition of the shares owned by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P., and may be deemed to have indirect beneficial ownership of the shares held by GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of us directly. The registered address of GGV Discovery I, L.P. and GGV Capital VI Entrepreneurs Fund L.P. is GGV Capital, 3000 Sand Hill Road, Suite 4-230, Menlo Park, California 94025, United States of America.
(5)
Represents 198,442,800 Class A ordinary shares held by Shell Ventures Company Limited, a limited liability company incorporated in the PRC, which is ultimately wholly owned by Shell plc, a public limited company, organized in England and Wales. The registered address of Shell Ventures Company Limited is 8th Floor, Building 1, No. 818, Shenchang Road, Minhang District, Shanghai, China.
(6)
Represents 159,225,900 Class A ordinary shares held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Xu Xiao Ping, Wang Qiang, Anna Fang and Dai Yu Sen have shared voting power over Zhen Partners Management (TTGP) IV, Ltd. The registered address of Zhen Partners Fund IV L.P. is P.O. Box 10008, Willow House, Cricket Square. Grand Cayman KY1-1001, Cayman Islands.
(7)
Represents 126,135,217 Class A ordinary shares held by Wuxi Shenqi Leye Private Equity Funds Partnership L.P., a limited partnership incorporated in the PRC, which is controlled by Wuxi Shenqi Yongcheng Private Equity Funds Partnership L.P., its general partner. Wuxi Shenqi Yongcheng Private Equity Funds Partnership L.P. is ultimately controlled by Ning Yang. The registered address of Wuxi Shenqi Leye Private Equity Funds Partnership L.P. is Room 1922-2, North, No. 5 Zhizhi Road, Huishan Economic Development Zone, Wuxi, China.

As of March 31, 2025, to our knowledge, 138,488,920 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Other Related Parties

Transactions with Mr. Yifei Hou

Mr. Yifei Hou is one of our founders and shareholders. We provide Mr. Yifei Hou interest free advances from time to time for fund support. In 2023, we provided an interest-free advance of RMB2.9 million (US$0.4 million) to Mr. Yifei Hou, which was fully collected by the end of April 2024.

As of December 31, 2022, 2023 and 2024, there were no amounts due to Mr. Yifei Hou. As of December 31, 2022, 2023 and 2024, the balance of amounts due from Mr. Yifei Hou was nil, US$0.4 million and nil, respectively.

Transactions with Mr. Rui Ding

Mr. Rui Ding is one of our founders and shareholders. We and Mr. Rui Ding provide each other interest free advances from time to time for fund support. In 2022, we provided an interest-free advance of RMB1.7 million (US$0.2 million) to Mr. Rui Ding, which was fully collected in September 2023. In 2023, we provided an interest-free advance of RMB1.9 million (US$0.3 million) to Mr. Ding Rui, which was collected in January 2024.

As of December 31, 2022, 2023 and 2024, there were no amounts due to Mr. Rui Ding. As of December 31, 2022, 2023 and 2024, the balance of amounts due from Mr. Rui Ding was US$0.2 million, US$0.3 million and nil, respectively.

Transactions with Other Members of Management

We provide other members of management interest free advances from time to time for fund support. In 2023, we provided two other members of management an interest-free advance of RMB0.2 million (US$27 thousand), which was fully collected in September 2023. As of December 31, 2022, 2023 and 2024, there were no amounts due to or due from such members of management.

Transactions with Zhichong Technology (Shenzhen) Co., Ltd

We purchased inventories of US$0.1 million, US$71 thousand and US$0.4 million from Zhichong Technology (Shenzhen) Co., Ltd., of which we own 49% equity interest, in 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, the amounts due to Zhichong Technology (Shenzhen) Co., Ltd was nil, nil and US$0.1 million, respectively. As of December 31, 2022, 2023 and 2024, the balance of amounts due from Zhichong Technology (Shenzhen) Co., Ltd was US$68 thousand, US$85 thousand and nil, respectively.

Transactions with Beijing Puyan Enterprise Management Co., Ltd

As a related party of one of our shareholders, Beijing Puyan Enterprise Management Co., Ltd is a related party of our company. On March 22, 2021, we provided a two-year loan to Beijing Puyan Enterprise Management Co., Ltd in the amount of RMB30.3 million (US$4.2 million) bearing interest at a rate of 3.85% per annum.

Proceeds from repayment of loans to Beijing Puyan Enterprise Management Co., Ltd. were US$1.4 million, US$2.9 million and US$55 thousand in 2022, 2023 and 2024, respectively; and interest income from Beijing Puyan Enterprise Management Co., Ltd. was US$0.2 million, US$7 thousand and US$2 thousand in 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, there were no amounts due to Beijing Puyan Enterprise Management Co., Ltd. As of December 31, 2022, 2023 and 2024, the balance of amounts due from Beijing Puyan Enterprise Management Co., Ltd was US$3.2 million, US$0.4 million and US$0.3 million, respectively.

Transactions with Beijing Zhichong New Energy Technology Co., Ltd

We sold products of US$65 thousand, US$0.4 million and US$1.7 million to Beijing Zhichong New Energy Technology Co., Ltd., of which we own 12% equity interest, in 2022, 2023 and 2024, respectively.

In October 2023, we provided a loan in the amount of RMB0.7 million (equivalent to US$95 thousand) to Beijing Zhichong New Energy Technology Co., Ltd. with a simple interest rate of 6% per annum. The principal and accrued interest shall be due within a year. Proceeds from repayment of the loan to Zhichong New Energy Technology Co., Ltd. was US$25 thousand in 2024.

As of December 31, 2022, 2023 and 2024, there were no amounts due to Beijing Zhichong New Energy Technology Co., Ltd. As of December 31, 2022, 2023 and 2024, the balance of amounts due from Beijing Zhichong New Energy Technology Co., Ltd was US$73 thousand, US$0.6 million and US$1.9 million, respectively.

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may be involved in disputes and legal or administrative proceedings in the ordinary course of our business from time to time. We are currently not a party to any material legal or administrative proceedings. However, litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind. We do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including net of the fees and expenses payable thereunder.

We are a company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. We rely on a combination of dividend payments from our subsidiaries in markets we operate. Regulations in local jurisdictions where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

See “Item 4. Information on the Company—4.B. Business Overview—Regulation—PRC—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations on Dividend Distributions,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.”

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Market under the symbol “XCH” since September 10, 2024. Each ADS represents 40 Class A ordinary shares, par value US$0.00001 per share.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Market under the symbol “XCH” since September 10, 2024. Each ADS represents 40 Class A ordinary shares, par value US$0.00001 per share.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands.

We incorporate by reference into this annual report our third amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-276802), as amended, filed initially with the Securities and Exchange Commission on July 29, 2024. Our board of directors adopted our third amended and restated memorandum and articles of association by a special resolution on July 22, 2024, which became effective immediately prior to completion of our initial public offering of ADSs representing Class A ordinary shares.

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of ICS Corporate Services (Cayman) Limited of Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands.

According to Clause 3 of our third amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares, with a par value of US$0.00001 each. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Classes of Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Conversion Rights

A Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holders of such ordinary shares becomes a beneficial owner of such ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Voting Rights

In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules of the Nasdaq.

Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman. Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, not less than a majority of the votes attaching to all paid up share capital of our company present in person or by proxy or, if a corporation or other nonnatural person, by its duly authorized representative. Advance notice of at least seven business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•
the instrument of transfer is in respect of only one class of shares;
•
the instrument of transfer is properly stamped, if required;
•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
•
the shares are free from any lien in favor of the company; and
•
a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may in their absolute discretion from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Issuance of Additional Shares

Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority of the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, special resolutions and the register of mortgages and charges).

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•
increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;
•
consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•
convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

•
sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum and articles of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and
•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•
the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm of (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
•
the date on which the name of any person was entered on the register as a member; and
•
the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. We have performed the procedure necessary to update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to United States corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•
the statutory provisions as to the due majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, or a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff in any action or proceedings to be brought in respect of a wrong committed against us, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or a derivative action in the name of, a company to challenge the following acts in the following circumstances:

•
a company acts or proposes to act illegally or ultra vires;
•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•
those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provides that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, losses, damages and expenses incurred or sustained by such directors or officers by reason of any act done or omitted in or about the execution of their duty in their respective offices, other than by reason of such person’s own fraud or dishonesty. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation.

A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care) and these authorities are likely to be followed in the Cayman Islands.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Subject to Listing Rules of the Nasdaq and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed by an ordinary resolution. In addition, a director’s office shall be vacated if the director (i) gives notice in writing to the company that he or she resigns the office of director; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is prohibited by any applicable law or rules of the Nasdaq from being a director; (iv) is found to be or becomes of unsound mind; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See also “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution.”

10.E. Taxation

The following summary of Cayman Islands, Germany, PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, Germany, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. To the extent that the discussion relates to matters of German tax law, it represents the opinion of GÖRG Partnerschaft von Rechtsanwälten mbB, our counsel as to German law. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our counsel as to PRC law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A ordinary shares or the ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or the ADSs, as the case may be, nor will gains derived from the disposal of our Class A ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our Class A ordinary shares or the ADSs or on an instrument of transfer in respect of our Class A ordinary shares or the ADSs.

German Tax Considerations

As we expect and intend to have our place of management outside of Germany, we expect that we will not be subject to German unlimited income taxation. However, because our tax residency depends on future facts regarding the location in which we are managed and controlled, there may be uncertainty as to whether we will actually qualify as a corporation not subject to German unlimited income taxation. On the basis that our place of management will be outside of Germany, no tax should be payable by us in respect of the issue of our Class A ordinary shares or the ADSs or on an instrument of transfer in respect of our Class A ordinary shares or the ADSs under German tax law. If we maintain our place of management outside of Germany, we will not be required to withhold amounts in respect of German taxes on dividends paid on our Class A ordinary shares and the ADSs.

This section does not set forth all German tax aspects that may be relevant for the holders of our Class A ordinary shares or the ADSs. This section is based on the German tax law applicable as of the date of this annual report. It should be noted that the law may change following the date of this annual report and that such changes may have retroactive effect. The tax information presented in this section is not a substitute for tax advice. Prospective holders of Class A ordinary shares or the ADSs should consult their own tax advisors regarding the tax consequences of the purchase, ownership, disposition, exercise, donation or inheritance of ordinary shares or warrants in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.

PRC Tax Considerations

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law. Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” According to the Notice Regarding the

Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of “De Facto Management Bodies” issued by the SAT in 2009, an enterprise established outside of the PRC will be regarded as a PRC resident enterprise by virtue of having a “de facto management body” in PRC and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We do not believe our company or any of our subsidiaries outside the PRC are PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” Therefore, there can be no assurance that the PRC government will ultimately take a view that is consistent with ours. If we were to be considered a PRC tax resident enterprise, then dividends that we pay and gains realized on the sale or other disposition of the ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (which in the case of dividends may be withheld at source), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

United States Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or Class A ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•
certain financial institutions;
•
insurance companies;
•
regulated investment companies;
•
dealers or traders in securities that use a mark-to-market method of tax accounting;
•
persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•
partnerships or other entities classified as partnerships for U.S. federal income tax purposes and partners or investors therein;
•
tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•
persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•
persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value; or
•
persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

•
a citizen or individual resident of the United States;
•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

This discussion does not address any state, local or non-U.S. tax considerations, or any federal taxes (such as estate or gift taxes) other than income taxes. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Because the ADSs are listed on the Nasdaq, subject to applicable limitations, dividends paid to certain noncorporate U.S. Holders of ADSs may be taxable at a preferential rate. Noncorporate U.S. Holders should consult their tax advisers regarding the availability of this preferential tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of receipt by the depositary (in the case of ADSs) or the U.S. Holder (in the case of Class A ordinary shares). The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate of exchange in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Foreign currency gain or loss generally will be treated as U.S.-source gain or loss.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Tax Considerations,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if the U.S. Holder is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The U.S. Internal Revenue Service (the “IRS”) released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable non-U.S. income taxes, including PRC taxes, in computing its taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below. A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by noncorporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—PRC Tax Considerations,” if we are deemed to be a “resident enterprise” under PRC tax law, any gain on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on disposition gains. Certain Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares unless the U.S. Holder is eligible for the benefits of the Treaty and elects to apply them. As discussed above under “—Taxation of Distributions,” the IRS released notices that provide relief from certain of their provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on disposition gains. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition.

The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC or other non-U.S. tax on disposition gains in their particular circumstances, including the Treaty’s resourcing rules, any reporting requirements with respect to a Treaty-based return position and any applicable limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains, and certain rents and royalties. Cash and cash equivalents are generally treated as passive assets. Goodwill generally is treated as an active asset to the extent associated with activities that generate active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill (determined in large part by reference to our market capitalization), we do not believe we were a PFIC for our 2024 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to our market capitalization, which has declined since our initial public offering, and which may continue to decline or be volatile). We currently hold a substantial amount of cash. While that continues to be the case, we may be or become a PFIC for any taxable year if our market capitalization declines or fluctuates. Accordingly, we cannot assure U.S. Holders of the ADSs or Class A ordinary shares that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year and any entity in which we own equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions directly.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns the ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class A ordinary shares will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If, however, we are a PFIC for any taxable year but cease to be a PFIC for subsequent taxable years, the U.S. Holder may make a timely “deemed sale” election which will allow the U.S. Holder to eliminate the continuing PFIC status, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making this election.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on the Nasdaq, a U.S. Holder of ADSs may make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs is traded on the Nasdaq on at least 15 days during each calendar quarter. If a U.S. Holder of ADSs makes the mark-to-market election, for each taxable year that we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of such U.S. Holder’s taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such U.S. Holder’s taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances in the case that we are a PFIC for any taxable year. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs. There is no provision in the Code, Treasury regulations, or other official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFICs the shares of which are not regularly traded on a qualified exchange. As a result, even if a U.S. Holder makes a mark-to-market election with respect to its ADSs, the U.S. Holder could nevertheless be subject to the PFIC rules described above regarding its indirect interest in any Lower-tier PFIC. In addition, because our Class A ordinary shares are not publicly traded, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs generally will not be eligible to make a mark-to-market election with respect to such shares.

If we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain noncorporate U.S. Holders will not apply.

We do not intend to provide the information necessary for U.S. Holders to make a “qualified electing fund” election, which, if available, could materially affect the tax consequences of the ownership and disposition of the ADSs or Class A ordinary shares if we are a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make this election.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder generally will be required to file annual reports on IRS Form 8621 with respect to us and any Lower-tier PFIC, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale of ADSs and Class A ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding (currently at a rate of 24%), unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes that status if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on IRS Form W-9. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. Certain U.S. Holders who are individuals (or one of certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which the ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of ADSs and Class A ordinary shares.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-276802), as amended, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on Form F-6 (File No. 333-276812) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency translation and foreign currency risks

Our reporting currency is United States Dollars (“US$”). The functional currency of our company and our subsidiaries incorporated in United States, HK S.A.R. and British Virgin Islands is US$. The functional currency of our subsidiary incorporated in Germany is euro (“EUR”), and the functional currency of our PRC subsidiaries is Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive income (loss).

The financial statements of our German subsidiary and PRC subsidiaries are translated from their functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in shareholders’ deficit.

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables of prepayments and other current assets, and amounts due from related parties.

We place our cash and cash equivalents and restricted cash in various commercial banks in the PRC, Germany and the United States. We believe that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.

We conduct credit evaluations on our customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, we will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on floating rate borrowings, and the risks due to changes in interest rates is not material. We have not used any derivative financial instruments to manage our interest risk exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of the ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of the ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of the ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying the ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of the ADSs directly from investors depositing shares or surrendering the ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.

The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-276802) as amended (the “IPO Registration Statement”), which registered 133,333,400 Class A ordinary shares represented by 3,333,335 ADSs issued and sold by us, and the underwriters’ exercise of their option to purchase from us 128,888 additional ADSs representing 5,155,520 Class A ordinary shares, at a public offering price of US$6.20 per ADS. The registration statement was declared effective by the SEC on September 9, 2024, for our initial public offering, which closed in September 2024. US Tiger Securities, Inc. was the underwriter.

We received net proceeds of US$15.0 million from our initial public offering in September 2024 and the underwriters’ exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$6.5 million, which included US$1.5 million for underwriting discounts and commissions and US$5.0 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2024, we used approximately US$10.8 million of the net proceeds received from the initial public offering for research and development of products, global market expansion and professional expenses for the initial public offering.

There is no material change in the use of proceeds as described in our registration statement on Form F-1. We intend to use the remainder of the net proceeds from our initial public offering for the purposes as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the failure to establish formal policies and procedures on relevant general information technology controls (GITCs). Specifically, (a) with respect to logical access controls, the provisioning and periodic review controls for user accounts within the financial management system were not adequately designed and operated to ensure that access granted was commensurate with users’ roles and responsibilities, and administrator-level access was assigned to business personnel; and (b) the financial management system utilizes multiple Software-as-a-Service (“SaaS”) providers across different countries, and certain SaaS providers in some countries are unable to provide SOC 1 reports, which are used by management to evaluate the effectiveness of relevant IT general controls.

To remediate the first identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows:

•
hire additional financial reporting and accounting staff with adequate experience and knowledge with U.S. GAAP and SEC reporting requirements to address complex U.S. GAAP technical accounting issues, strengthen the financial reporting function, and set up an internal control framework to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements;
•
implement regular U.S. GAAP and SEC financial reporting training programs for the financial reporting and accounting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements; and
•
develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

To remediate the second identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows:

•
add personnel and allocate resources as necessary to support the increasing complexity of our general information technology environment;
•
formalize policies and procedures on relevant GITCs;
•
enhance control over the authorization of accounts, and improve the segregation of duties in accounts across incompatible IT layers/functions; and
•
reassess and select SAAS service providers for the financial management system in different countries to improve the ability of the management to assess the effectiveness of the GITCs.

We intend to remediate the material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of these measures, however, may not fully remediate the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that the material weaknesses has been fully remediated. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of our ADSs may be materially and adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

Other than those remediation steps described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Rodney James Huey, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Global Market. Rodney James Huey satisfies the “independence” requirements of Section 5605(a)(2) of the Listing Rules of the Nasdaq Global Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024, and posted a copy of our code of business conduct and ethics on our website at https://investors.xcharge.com/. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP and Marcum Asia CPAs LLP, our independent registered public accounting firms, for the periods indicated, respectively.

	Year Ended December 31,
	2023	2024
	US$	US$
	(in thousands)
Services
Audit Fees(1)	987	227
Audit-Related Fees(2)	—	—
Tax Fees(3)	56	—
All Other Fees(4)	—	—
Total	1,043	227

(1)
Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)
Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditors, which were not included under Audit Fees above.
(3)
Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advices.
(4)
All Other Fees. All other fees mean fees incurred from professional services related to non-audit services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP and Marcum Asia CPAs LLP, our independent registered public accounting firms, including audit services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We incorporate by reference into this annual report the Form 6-K (File Number 001-42208) filed with the Securities and Exchange Commission on November 12, 2024.

ITEM 16G. CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) regularly scheduled executive sessions with only independent directors each year. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

We have also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for regularly conducting data protection impact assessments on information systems, monitoring the information about the security vulnerabilities of our systems, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing data security emergency response plans and adopting remedial measures, and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment. In addition, our cybersecurity team provides training to all key employees for product development regularly.

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The board is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our director of software department, who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our director of software department and dedicated personnel are experienced information systems security professionals and information security managers with years of experience. The management regularly updates the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which could adversely affect our business, results of operations, financial condition and prospects.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of XCHG Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

2.3*	Deposit Agreement, dated September 9, 2024, by and between the Registrant, the depositary and owners and holders of the American Depositary Shares issued thereunder
2.4*	Description of Securities
4.1

The Equity Incentive Plan (The 2023 Share Incentive Plan) (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.2

The Equity Incentive Plan (The 2023 Share Incentive Plan II) (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.3*	The Equity Incentive Plan (The 2025 Share Incentive Plan)
4.4

Form of Indemnification Agreement with each of the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.5

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.6

Investors’ Rights Agreement (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.7†

Convertible Note Purchase Agreement (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.8†

English translation of Convertible Loan Investment Agreement (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.9

Warrant Subscription Agreement (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.10†

English translation of Adjustment Agreement on the Convertible Loan Investment (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

4.11†

Warrant Termination Agreement (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

8.1*	Principal Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fangda Partners
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of GORG Partnerschaft von Rechtsanwalten mbB
16.1

Letter of KPMG Huazhen LLP dated November 12, 2024 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 12, 2024)

97.1*	Compensation Recoupment Policy of the Registrant
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

† Certain information in this exhibit has been redacted in accordance with Regulation S-K Item 601(a)(6).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XCHG Limited

By:	/s/ Yifei Hou
	Name:	Yifei Hou
	Title:	Chief Executive Officer and Interim Chief Financial Officer

Date: April 23, 2025

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

XCHG LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

XCHG Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of XCHG Limited (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive income (loss), changes in shareholders’ (deficit) equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York, New York

April 23, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

XCHG Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of XCHG Limited and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ deficit and cash flows for the years ended December 31, 2022 and 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2023, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(a) to the consolidated financial statements, the redeemable preferred shareholders have rights to request the Company to redeem all of the redeemable preference shares if the Company has not consummated a qualified initial public offering or qualified share sale by September 30, 2024, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2023 to 2024.

Beijing, China

June 10, 2024

XCHG LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2023	2024
	Note	US$	US$
ASSETS
Current assets
Cash and cash equivalents		15,660,786	26,773,902
Restricted cash		32,024	—
Accounts receivable, net	3	12,495,375	11,241,534
Amounts due from related parties	18	1,671,220	2,215,672
Inventories, net	4	6,656,708	7,682,052
Prepayments and other current assets	5	3,228,984	6,497,363
Total current assets		39,745,097	54,410,523
Non‑current assets
Property and equipment, net	6	576,376	969,207
Intangible assets, net		27,130	—
Long-term investments		105,892	104,335
Operating lease right-of-use assets, net	7	505,417	1,653,733
Total non‑current assets		1,214,815	2,727,275
Total assets		40,959,912	57,137,798
LIABILITIES
Current liabilities
Short-term borrowings	8	5,560,027	8,811,599
Accounts payable		5,750,157	7,666,956
Contract liabilities		1,332,132	3,229,431
Operating lease liabilities—current	7	294,028	303,851
Convertible debts	9	12,516,331	—
Financial liability	11	247,265	189,279
Amounts due to a related party	18	—	125,748
Accrued expenses and other current liabilities	10	5,027,620	5,860,907
Total current liabilities		30,727,560	26,187,771
Non‑current liabilities
Operating lease liabilities—non-current	7	172,070	1,274,314
Other non-current liabilities		79,964	166,829
Total non‑current liabilities		252,034	1,441,143
Total liabilities		30,979,594	27,628,914
COMMITMENTS AND CONTINGENCIES

The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2023	2024
	Note	US$	US$
Mezzanine equity
Series Angel preference shares (US$0.00001 par value; 37,500,000 shares authorized, issued and outstanding, with liquidation preference of US$1,200,107 as of December 31, 2023; None authorized, issued and outstanding as of December 31, 2024)	13	1,176,340	—
Series Angel redeemable preference shares (US$0.00001 par value; 37,500,000 shares authorized, issued and outstanding, with redemption value of US$1,200,107 and liquidation preference of US$1,200,107 as of December 31, 2023; None authorized, issued and outstanding as of December 31, 2024)	13	1,176,340	—
Series A redeemable preference shares (US$0.00001 par value; 300,000,000 shares authorized, issued and outstanding, with redemption value of US$8,043,015 and liquidation preference of US$7,500,000 of December 31, 2023; None authorized, issued and outstanding as of December 31, 2024)	13	8,043,015	—
Series A+ redeemable preference shares (US$0.00001 par value; 118,971,900 shares authorized, issued and outstanding, with redemption value of US$3,732,918 and liquidation preference of US$3,720,623 as of December 31, 2023; None authorized, issued and outstanding as of December 31, 2024)	13	3,795,370	—
Series B redeemable preference shares (US$0.00001 par value; 602,372,700 shares authorized, issued and outstanding, with redemption value of US$23,253,627 and liquidation preference of US$19,286,070 as of December 31, 2023; None authorized, issued and outstanding as of December 31, 2024)	13	25,825,948	—
Total mezzanine equity		40,017,013	—

The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2023	2024
	Note	US$	US$
SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (USD0.00001 par value, 3,728,605,400 shares authorized, 806,200,500 shares issued and outstanding as of December 31, 2023; None authorized, issued and outstanding as of December 31, 2024)	14	8,062	—
Class A ordinary shares (USD0.00001 par value; None authorized, issued and outstanding as of December 31, 2023; 4,258,745,553 shares authorized, 1,636,807,084 shares issued and outstanding December 31, 2024)	14	—	16,368
Class B ordinary shares (USD0.00001 par value; None authorized, issued and outstanding as of December 31, 2023; 741,254,447 shares authorized, issued and outstanding as of December 31, 2024)	14	—	7,413
Series Seed preference shares (US$0.00001 par value; 175,050,000 shares authorized, issued and outstanding as of December 31, 2023; None authorized, issued and outstanding as of December 31, 2024)	14	2,000,000	—
Additional paid - in capital		6,563,764	79,883,038
Accumulated other comprehensive income		1,824,365	1,975,487
Accumulated deficit		(40,432,886)	(52,373,422)
Total shareholders’ (deficit) equity		(30,036,695)	29,508,884
Total liabilities, mezzanine equity and shareholders’ (deficit) equity		40,959,912	57,137,798

The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Years Ended December 31,
		2022	2023	2024
	Note	US$	US$	US$
Revenues (including sales to a related party of US$64,549, US$406,373 and US$1,690,196 for the years ended December 31, 2022, 2023 and 2024, respectively)		29,423,540	38,511,652	42,203,660
Cost of revenues (including purchase from a related party of US$117,676, US$70,698 and US$428,046 for the years ended December 31, 2022, 2023 and 2024, respectively)		(18,718,951)	(20,937,827)	(20,980,718)
Gross profit		10,704,589	17,573,825	21,222,942
Operating expenses:
Selling and marketing expenses		(3,515,712)	(6,433,317)	(10,342,509)
Research and development expenses		(2,816,116)	(4,061,037)	(12,159,086)
General and administrative expenses		(2,745,618)	(14,025,391)	(10,790,437)
Total operating expenses		(9,077,446)	(24,519,745)	(33,292,032)
Government grants		27,838	428,066	38,167
Operating income (loss)		1,654,981	(6,517,854)	(12,030,923)
Changes in fair value of financial instruments	12	(190,557)	(1,472,118)	(87,836)
Gain on extinguishment of convertible debts	12	—	—	233,216
Interest expenses		(66,959)	(194,500)	(212,732)
Interest income		200,882	100,832	157,739
Income (loss) before income taxes		1,598,347	(8,083,640)	(11,940,536)
Income tax benefit	16	11,612	—	—
Net income (loss)		1,609,959	(8,083,640)	(11,940,536)
Accretion of redeemable preference shares to redemption value	13	(1,528,789)	(2,377,429)	(1,162,826)
Undistributed earnings attributable to redeemable preferred shareholders and Series Seed preferred shareholders of the Company		(53,538)	—	—
Net income (loss) attributable to ordinary shareholders		27,632	(10,461,069)	(13,103,362)
Net income (loss)		1,609,959	(8,083,640)	(11,940,536)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		2,582,996	1,043,513	151,122
Comprehensive income (loss)		4,192,955	(7,040,127)	(11,789,414)

Earnings (loss) per ordinary share–Basic and diluted	17	—	(0.01)	—
Loss per Class A and Class B ordinary share–Basic and diluted	17	—	—	(0.01)

Weighted average number of ordinary shares– Basic and diluted	17	656,200,500	713,323,788	—
Weighted average number of Class A and Class B ordinary shares – Basic and diluted	17	—	—	1,287,213,767

The accompanying notes are an integral part of these consolidated financial statements

XCHG LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

			Series Seed	Additional	Accumulated other		Total
	Ordinary Shares		preference shares	paid-in capital	comprehensive income (loss)	Accumulated deficit	Shareholders’ deficit
	Number	Amounts	Amounts	Amounts	Amounts	Amounts	Amounts
Balance as of January 1, 2022	656,200,500	6,562	2,000,000	—	(1,802,144)	(30,914,600)	(30,710,182)
Net income	—	—	—	—	—	1,609,959	1,609,959
Accretion of redeemable preference shares to redemption value	—	—	—	—	—	(1,528,789)	(1,528,789)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	2,582,996	—	2,582,996
Balance as of December 31, 2022	656,200,500	6,562	2,000,000	—	780,852	(30,833,430)	(28,046,016)
Cumulative effect of adoption of ASC 326	—	—	—	—	—	(29,923)	(29,923)
Balance as of January 1, 2023	656,200,500	6,562	2,000,000	—	780,852	(30,863,353)	(28,075,939)
Net loss	—	—	—	—	—	(8,083,640)	(8,083,640)
Issuance of unvested shares	150,000,000	1,500	—	7,455,300	—	—	7,456,800
Accretion of redeemable preference shares to redemption value	—	—	—	(891,536)	—	(1,485,893)	(2,377,429)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	1,043,513	—	1,043,513
Balance as of December 31, 2023	806,200,500	8,062	2,000,000	6,563,764	1,824,365	(40,432,886)	(30,036,695)

XCHG LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Ordinary shares						Series Seed		Accumulated other		Total
	Class A Ordinary Shares		Class B Ordinary Shares		Ordinary Shares		preference shares	Additional paid-in	comprehensive income (loss)	Accumulated deficit	Shareholders' (deficit) equity
	Number	Amounts	Number	Amounts	Number	Amounts	Amounts	capital	Amounts	Amounts	Amounts
Balance as of December 31, 2023	—	—	—	—	806,200,500	8,062	2,000,000	6,563,764	1,824,365	(40,432,886)	(30,036,695)
Net loss	—	—	—	—	—	—	—	—	—	(11,940,536)	(11,940,536)
Accretion of redeemable preference shares to redemption value	—	—	—	—	—	—	—	(1,162,826)	—	—	(1,162,826)
Conversion of preference shares immediately prior to the completion of IPO	1,433,372,111	14,334	—	—	—	—	(2,000,000)	52,683,042	—	—	50,697,376
Re-designation of ordinary shares into class A and class B Ordinary shares immediately prior to the completion of IPO	64,946,053	649	741,254,447	7,413	(806,200,500)	(8,062)	—	—	—	—	—
Share issuance upon initial public offering and followed offering, net of issuance costs of US$4,264,457	138,488,920	1,385	—	—	—		—	14,825,495	—	—	14,826,880
Share-based compensation	—	—	—	—	—	—	—	6,973,563	—	—	6,973,563
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	151,122	—	151,122
Balance as of December 31, 2024	1,636,807,084	16,368	741,254,447	7,413	—	—	—	79,883,038	1,975,487	(52,373,422)	29,508,884

The accompanying notes are an integral part of these consolidated financial statements

XCHG LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Operating activities:
Net income (loss)	1,609,959	(8,083,640)	(11,940,536)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Allowance for credit losses	322,873	185,283	127,263
Share-based compensation	—	7,456,800	7,030,846
Write-down of inventories	—	155,600	43,190
Depreciation and amortization	138,051	202,884	232,918
Reduction in the carrying amount of right-of-use assets	272,080	318,393	421,214
Loss on disposal of property and equipment	7,828	2,044	—
Amortization of loan discount related to short-term bank borrowings	(72,484)	—	—
Changes in fair value of financial instruments	190,557	1,472,118	87,836
Gain on extinguishment of convertible debts	—	—	(233,216)
Unrealized foreign currency transaction loss (gain)	(423,154)	(205,823)	218,085
Changes in operating assets and liabilities:
Accounts receivable	(3,597,098)	(5,062,424)	668,143
Amounts due from related parties	(256,478)	(469,422)	(1,330,296)
Inventories	(3,376,876)	(663,491)	(1,260,086)
Prepayments and other current assets	(409,862)	167,284	(4,706,046)
Accounts payable	4,087,093	(859,571)	2,415,557
Contract liabilities	1,172,753	(1,533,075)	1,955,497
Amounts due to a related party	—	—	126,926
Operating lease liabilities	(269,692)	(345,391)	(458,338)
Accrued expenses and other current liabilities	1,460,767	1,615,056	(689,051)
Other non-current liabilities	(7,618)	71,864	88,526
Net cash provided by (used in) operating activities	848,699	(5,575,511)	(7,201,568)
Investing activities:
Issuance of a loan to a related party	—	(94,738)	—
Proceeds from collection of the loan to a related party	—	—	25,071
Issuance of a loan to a related party of a shareholder	—	—	(1,404)
Proceeds from collection of the loan to a related party of a shareholder	1,435,833	2,886,378	56,333
Cash paid for purchase of property and equipment and intangible assets	(213,673)	(525,915)	(613,657)
Net cash provided by (used in) investing activities	1,222,160	2,265,725	(533,657)
Financing activities:
Proceeds from short-term bank borrowings	6,401,765	6,298,822	8,522,049
Repayment of short-term bank borrowings	(3,758,890)	(4,649,967)	(7,263,737)
Interest free advances to the Founders and executive officers	(244,092)	(704,543)	—
Proceeds from collection of advances to the Founders and executive officers	—	271,575	675,939
Proceeds from sale of ordinary shares through public offering	—	—	19,091,338
Cash paid to the existing equity holders of X-Charge Technology in connection with the restructuring	—	(32,947,273)	—
Cash received from the existing equity holders of X-Charge Technology in connection with the restructuring	—	32,947,273	—
Cash paid to convertible debts holders of Beijing X-Charge Technology in connection with the conversion of convertible debts	—	—	(7,020,816)
Cash received from the convertible debt holders of Beijing X-Charge Technology in connection with the conversion of convertible debts	—	—	7,020,816
Payments of initial public offering (“IPO”) cost	(120,610)	(1,525,934)	(1,875,977)
Proceeds from issuance of the convertible debts	—	11,053,172	—
Net cash provided by financing activities	2,278,173	10,743,125	19,149,612
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(506,594)	(410,966)	(333,295)
Net increase in cash, cash equivalents and restricted cash	3,842,438	7,022,373	11,081,092
Cash, cash equivalents and restricted cash at the beginning of the year	4,827,999	8,670,437	15,692,810
Cash, cash equivalents and restricted cash at the end of the year	8,670,437	15,692,810	26,773,902
Supplemental cash flow information:
Interest paid	119,279	76,901	212,732
Income taxes paid	—	—	82,557
Non-cash investing and financing activities:
Accrual of IPO cost	198,113	—	1,168,175
Consideration payable in connection with long-term investments	107,687	—	—

Conversion of convertible debts into series B+ convertible redeemable preferred shares	—	—	9,651,560
Extinguishment of convertible debts	—	—	2,720,155
Conversion of convertible preferred shares to Class A ordinary shares	—	—	52,697,376
Deferred offering costs charged against additional paid-in capital	—	—	4,264,457

The accompanying notes are an integral part of these consolidated financial statement

XCHG LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
DESCRIPTION OF BUSINESS AND ORGANIZATION
(a)
Organization and principal activities

XCHG Limited (“the Company”, “XCHG”), together with its subsidiaries (collectively, the “the Group”), is principally engaged in designing, manufacturing and selling of Electric Vehicle (“EV”) chargers under the brand name of “X-Charge” (collectively referred to as the “X-Charge Business”). The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”), the Europe and the United States.

(b)
Restructuring

Beijing X-Charge Technology Co., Ltd. (“X-Charge Technology”) was established in 2015 under the laws of PRC by Mr. Ding Rui and Mr. Hou Yifei (the “Founders”) to be engaged in the X-Charge business. In preparation for the Company’s initial public offering, the Group has completed certain corporate reorganization transactions (the “Restructuring”) as described below, through a series of intermediary holding companies to acquire 100% of the equity interest in X-Charge Technology, and issue new shares of the Company to the beneficial owners of X-Charge Technology (“Existing Equity holders”) or their affiliates, such that an offshore shareholding structure was established.

On December 16, 2021, the Company was incorporated in the Cayman Islands. The Company is an investment company with no substantial assets and liabilities immediately prior to the Restructuring and has no operations. In December 2021, the Company established Xcar Limited, a wholly-owned subsidiary in British Virgin Islands (“BVI”), which in turn, established Xcharge HK Limited, a wholly-owned subsidiary in Hong Kong in January 2022. On June 29, 2023, Xcharge HK Limited obtained control over X-Charge Technology and become an intermediate offshore holding company of X-Charge Technology.

The Restructuring principally involved the following steps:

i.
In June 2023, the Founders canceled their respective equity interests in X-Charge Technology in exchange for ordinary shares of XCHG Limited. Immediately after the completion of the Restructuring, Next EV Limited, an affiliate of Mr. Ding Rui, held 419,970,000 ordinary shares of XCHG Limited, and Future EV Limited, an affiliate of Mr. Hou Yifei, held 236,230,500 ordinary shares of XCHG Limited.
ii.
In June 2023, Beijing X-charge Management Consulting Centre (Limited Partnership) canceled its 7.2199% equity interests in X-Charge Technology, which served as share-based awards for future grants to employees. Prior to the Restructuring, X-Charge Technology did not grant any such share-based awards. In June 2023, XCHG Limited adopted a share incentive plan, or the 2023 Share Plan, under which the maximum number of ordinary shares, which may be issued, accounts for 7.2199% of share capital of XCHG Limited (or 150,000,000 ordinary shares) on a fully diluted basis, assuming all ordinary shares under the share incentive plan are outstanding.
iii.
Depending on the applicability of certain PRC foreign exchange regulatory procedures and requirements, the existing preference equity holders of X-Charge Technology canceled their respective equity interests in X-Charge Technology in exchange for either cash proceeds equal to their original investment in X-Charge Technology or preference shares of XCHG Limited;
(a)
With respect to certain existing preference equity holders of X-Charge Technology who are required to complete certain PRC foreign exchange regulatory procedures before they are permitted to acquire preference shares of XCHG Limited, X-Charge Technology transferred cash to these Existing Equity holders of X-Charge Technology in an amount equal to their original investment in X-Charge Technology in exchange for their equity interests in X-Charge Technology. In connection with the transfer, XCHG Limited also issued warrants to such Existing Equity holders of X-Charge Technology (or their affiliates) to purchase preference shares of XCHG Limited. The warrant arrangements were contemplated solely to facilitate the completion of the Restructuring. Specifically, these Existing Equity holders were required to complete certain PRC foreign exchange regulatory procedures (which were administrative in nature and completed on June 30, 2023) before they or their affiliates were permitted to acquire preference shares of XCHG Limited. The warrants, in substance, served the purpose of ensuring they will continue to retain substantially the same equity holder rights during the interim period, if any, until they exercised the warrants to acquire preference shares of XCHG Limited. The exercise price of the warrants held by each of such Existing Equity holders (or their affiliates) equals their respective cash proceeds received from the cancellation of equity interests in X-Charge Technology.

On June 30, 2023, XCHG Limited granted the warrants to such Existing Equity holders (or their affiliates) of X-Charge Technology who are required to complete certain PRC foreign exchange regulatory procedures. On the same date, all of such warrant holders exercised their warrants in full and accordingly because the relevant PRC foreign exchange regulatory procedures were completed on the same date, and XCHG Limited issued such number of preference shares to such warrant holders.

(b)
With respect to the existing preference equity holders of X-Charge Technology who are not required to complete such PRC foreign exchange regulatory procedures, on June 30, 2023, XCHG Limited issued preference shares to them or their affiliates, as consideration in exchange for the respective equity interests that they held in X-Charge Technology.

On June 30, 2023, the Company issued Series Angel, Series A, Series A+ and Series B redeemable preference shares to redeemable preferred equity holders of X-Charge Technology and issued Series Seed preference shares to Series Seed preferred equity holders of X-Charge Technology in exchange for the respective equity interests that they held in X-Charge Technology. Collectively, all the Series Angel, Series A, Series A+ and Series B redeemable preference shares are referred to as the “Preference Shares”. The terms of the Preference Shares and Series Seed preference shares of the Company substantially mirror those of the preferred equity of X-Charge Technology.

Upon the consummation of the Restructuring on June 30, 2023, all Existing Equity holders of X-Charge Technology obtained an equity interest of XCHG Limited in proportion to their respective equity ownership in X-Charge Technology immediately prior to the Restructuring and the Company became the ultimate holding company of X-Charge Technology. The issuance and the exercise of the warrants on June 30, 2023 (with no ability of the warrant holder to do anything other than exercise immediately), because of the lack of substance, does not have any accounting consequences.

Because the equity interests in X-Charge Technology before the Restructuring were the same as the shareholding percentages of XCHG Limited after the Restructuring, and the rights of each equity interest holder of X-Charge Technology before the Restructuring were substantially identical with the rights of each shareholder of XCHG Limited immediately after the Restructuring, the establishment of the corporate structure of XCHG Limited is treated as and accounted for as a recapitalization of X-Charge Technology that lacks economic substance, and the consolidated financial statements of XCHG were prepared as if the corporate structure of XCHG Limited after the Restructuring had been in existence since the beginning of the periods presented. That is, the consolidated financial statements of XCHG include the results of the operations and the statement of financial position of X-Charge Technology as of the beginning of the earliest period presented. XCHG’s consolidated financial position as of December 31, 2023 and 2024, and its results of operations for each of the years in the three-year period ended December 31, 2024 represent the continuation of the consolidated financial statements of X-Charge Technology, except for the capital structure and per share information of the Company, which is retrospectively adjusted from the earliest period in the consolidated financial statements presented to reflect the legal capital structure of XCHG. Accordingly, the effect of the ordinary shares, the Preference Shares and Series Seed preference shares issued by the Company pursuant to the Restructuring have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statement.

(c)
Initial public offering (“IPO”)

On September 11, 2024, the Company completed its IPO on the NASDAQ Stock Market. In the offering, 3,333,335 American depositary shares (“ADSs”), representing 133,333,400 Class A Ordinary Shares, were issued and sold to the public at a price of US$6.2 per ADS. On September 13, 2024, an additional 128,888 ADSs were issued and sold to the underwriter at a price of US$6.2 per ADS through the partial exercise of the over-allotment option as stipulated in the Underwriting Agreement. The net proceeds to the Company from the IPO and the partial exercise of the over-allotment option, after deducting commissions and offering expenses, were approximately US$19.1 million.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC assuming the Group will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, if the Company had not consummated a Qualified IPO or Qualified share sale by September 30, 2024, which are out of the control of the Company, the redeemable preferred shareholders would have rights to request the Company to redeem all of the redeemable preference shares. The aggregate redemption amount by September 30, 2024 for all redeemable preference shares outstanding as of December 31, 2023 would be US$39.0 million. As a result, substantial doubt about the Company’s ability to continue as a going concern existed before the Company completed a Qualified IPO on September 11, 2024.

The Group had been evaluating strategies to obtain additional funding for future operations. These strategies included, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt and the redemption dates of redeemable preference shares. However, the Group might be unable to access to future equity or debt financing when needed. As such, there could be no assurance that the Group would be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The consolidated financial statements for the years ended December 31, 2022 and 2023 do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern. The Company has completed a Qualified IPO on September 11, 2024 and all redeemable preferred shares were converted into Class A ordinary shares. The net proceeds to the Company from the IPO and the partial exercise of the over-allotment option, after deducting commissions and offering expenses, were approximately US$19.1 million. The Group has cash and cash equivalents of US$26.8 million and working capital of US$28.2 million as of December 31, 2024. The Group’s available cash and working capital will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. As a result, no substantial doubt about the Company’s ability to continue as a going concern existed as of December 31, 2024.

(b)
Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances among the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

(c)
Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Accounting estimates include, but not limited to, allowance for doubtful accounts, write downs for excess and obsolete inventories, the realization of deferred income tax assets and the fair value of ordinary shares, redeemable preference shares, convertible debts and share-based compensation awards. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)
Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non‑income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(e)
Cash and cash equivalents

Cash and cash equivalents consisted of cash on hand, cash at bank, bank check and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:

	As of December 31,
	2023	2024
	US$	US$
Financial institutions in the mainland of the PRC
—Denominated in RMB	10,388,623	11,977,938
—Denominated in USD	1,310,999	1,117,452
—Denominated in EUR	3,070,557	1,776,869
Total cash and cash equivalents balances held at mainland PRC financial institutions	14,770,179	14,872,259
Financial institution in Germany
—Denominated in EUR	660,248	2,882,073
Total cash balances held at a Germany financial institution	660,248	2,882,073
Financial institutions in the USA
—Denominated in USD	230,180	9,018,804
Total cash balances held at a USA financial institution	230,180	9,018,804
Total cash and cash equivalents balances held at financial institutions	15,660,607	26,773,136

(f)
Restricted cash

Restricted cash is cash deposited with a bank in conjunction with certain contract liabilities. Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective until the Group fulfills the delivery obligations or returns to these customers. Restricted cash is classified as current assets on the Group’s consolidated balance sheets, as the balance is expected to be released to cash within the next 12 months from December 31, 2023, and there was no restricted cash as of December 31, 2024. The Group’s restricted cash are denominated in EUR and are deposited at a financial institution in Germany.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2023	2024
	US$	US$
Cash and cash equivalents	15,660,786	26,773,902
Restricted cash	32,024	—
Total cash, cash equivalents and restricted cash	15,692,810	26,773,902

(g)
Accounts receivable, net

Accounts receivable primarily consists of receivables from customers, which are recognized and carried at the original invoice amount less an allowance for credit losses.

Prior to the adoption of ASC 326, Financial Instruments - Credit Loss, the Group establishes an allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific customers. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The Group adopted ASC 326, Financial Instruments - Credit Loss on January 1, 2023 using the modified retrospective approach. Upon adoption of ASC 326 starting from January 1, 2023, the provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Group uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Group’s control. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers. The effect of the adoption on the cumulative deficit as of January 1, 2023 was US$29,923.

(h)
Inventories

Inventories, consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the weighted average cost method. Cost of finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. Inventory that is sold to third parties is included within cost of revenues. Inventory that is installed on the operator properties where the Company retains ownership is transferred to property and equipment at the carrying value of the inventory. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value.

(i)
Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

The estimated useful lives are as follows:

Machinery and equipment	5 years
EV Chargers	5 years
Office and electronic equipment	3 ~ 5 years
Software	10 years
Leasehold improvements	shorter of 5 years or lease term
Vehicle	5 years

The Group constructs certain of its property and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such property and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation commences when the asset is ready for its intended use. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(j)
Intangible assets, net

Intangible asset mainly represents acquired licenses, which are amortized on a straight-line basis over the estimated useful life of 3 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Amortization expenses were US$25,083, US$29,597 and US$26,981 for the years ended December 31, 2022, 2023 and 2024, respectively.

(k)
Leases

The Group adopts ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) for all periods presented. The Group elects the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group as a lessee recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. Lease expense is recorded on a straight-line basis over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options.

The Group elects not to separate non-lease components from lease components, therefore, accounts for lease component and non-lease components as a single lease component.

(l)
Long-term investments

The Group’s long-term investments are consisted of equity investments without readily determinable fair value. The Group adopted Accounting Standards Codification (“ASC”) Topic 321, Investments-Equity Securities (“ASC 321”) to accounting of equity investment. Pursuant to ASC 321, the Group uses the measurement alternative to measure the investment at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investment of the same issuer. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. As of December 31, 2023 and 2024, the Group evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies' financial performance and near-term prospects. Based on the evaluation, the Group’s long-term investments are not impaired.

(m)
Impairment of long-lived assets

Long-lived assets such as property and equipment, intangible assets and operating lease right-of-use assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset groups by comparing the carrying value of the assets or asset groups with an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset groups and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset groups, the Group recognizes an impairment loss based on the excess of the carrying value of the assets or asset groups over the fair value of the assets or asset groups. No impairment of long-lived assets or asset groups was recognized for the years ended December 31, 2022, 2023 and 2024.

(n)
Value added taxes

The Company’s PRC subsidiaries and German subsidiary are subject to value added tax (“VAT”). Revenues from sales of products are generally subject to VAT at the rate of 13% for PRC subsidiaries and 19% for German subsidiary, respectively. Revenues from services are generally subject to VAT at the rate of 6% for PRC subsidiaries. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(o)
Financial liability

Financial liability, consisting of warrants to purchase redeemable equity interest of X-Charge Technology, is recorded on the consolidated balance sheets at fair value. Changes in fair values was included in the changes in fair value of financial instruments on the consolidated statements of comprehensive income (loss).

(p)
Fair value measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables included in prepayments and other current assets, short-term bank borrowings, accounts payable, financial liability, convertible debts and other payables included in accrued expenses and other current liabilities. Financial liability and convertible debts were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy, see Note 12. The carrying amounts of other short-term financial assets and liabilities approximate their fair values because of the short maturity of these instruments.

(q)
Revenue recognition

The Group generates substantially all of its revenues from sales of electric vehicles (“EV”) chargers to the Group’s PRC domestic and overseas customers. The Group also generates its revenues from provision of EV chargers related support services.

The Group adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented.

The Group recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, it recognizes revenue at a point in time when the performance obligation is satisfied.

Product

In the sales of EV chargers, the Group’s performance obligation is to deliver the promised EV chargers, including both the hardware and embedded software, to the customers. The software embedded in the EV chargers is not considered distinct as it is integral to the functionality of the EV chargers. The Group recognizes revenue from the sales of EV chargers at a point in time when they are accepted by customers. Generally, the customers are required to pay the transaction price, which is fixed amount as stated in the contracts, within one to six months after they receive the EV chargers.

The Group also provides a standard warranty covering one to three years to all the customers under which the Group is required to fix defects of the hardware and the embedded software. The Group considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the products and therefore, the Group does not identify the standard warranty as a separate performance obligation. The estimated warranty costs are recognized as a liability when the Group transfers control of the EV chargers to the customers.

Service

The Group also provides software upgrades and updates services and optional platform services to the customers who purchases EV chargers from the Group. The software upgrades and updates service consist of unspecified future software updates and upgrades upon the customer's request. The optional platform services enable the customers to remotely connect, configure and monitor their EV chargers.

The software upgrades and updates service, the optional platform services and the EV chargers are accounted for as three separate performance obligations because they are capable of being distinct and there is no significant integration, inter-relation or interdependence among these three promises. The Group allocates the transaction price to the software upgrades and updates service, the optional platform services and the EV chargers based on their relative stand-alone selling prices if they are sold together. The stand-alone selling prices are estimated using expected cost plus a margin approach for performance obligations in a bundled transaction if the Company does not have standalone sales of such performance obligations.

The Group recognizes the revenues from the software upgrades and updates service and the optional platform services over the contractual service period, which is generally one to two years, on a straight-line basis as the customer simultaneously receives and consumes the benefits provided by the Group as the Group performs and the Group’s efforts are expended evenly throughout the period.

The Group also provides optional maintenance service and extended warranty service to the customers. Revenue from the optional maintenance service, which generally takes one to two days to complete, is recognized at a point in time when the service is completed. Revenue from the extended warranty service is recognized over the warranty period on a straight-line basis.

Contract Balances

The Group recognizes a receivable when it has an unconditional right to receive consideration from a customer. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

The Group recognizes a contract liability when the customer pays the consideration before the Group recognizes the related revenue or when the Group has an unconditional right to receive the consideration before the Group recognizes the related revenue, and in such case a corresponding receivable will be recognized.

Changes in the Group’s contract liabilities are presented as follows for the years ended December 31, 2023 and 2024:

Contract liabilities as of January 1, 2023	2,809,664
Cash received in advance, excluding VAT	9,253,967
Revenue recognized from opening balance of contract liabilities	(2,686,142)
Revenue recognized from contract liabilities arising during 2023	(7,877,827)
Foreign currency translation	(167,530)
Contract liabilities as of December 31, 2023	1,332,132
Cash received in advance, excluding VAT	13,769,113
Revenue recognized from opening balance of contract liabilities	(1,021,831)
Revenue recognized from contract liabilities arising during 2024	(10,791,785)
Foreign currency translation	(58,198)
Contract liabilities as of December 31, 2024	3,229,431

(r)
Warranties

The Group provides standard warranties for general repairs of defects that exist at the time of sale of EV chargers. The Group accrues the estimated costs of warranties at the time when revenue is recognized. The specific terms and conditions of those warranties vary among different types of EV Chargers. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available each period.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued expenses and other current liabilities while the remaining balance is included within other non-current liabilities on the consolidated balance sheets.

(s)
Cost of Revenues

Cost of revenues mainly consists of the cost of products sold, shipping costs, warranty costs and write-downs of inventories.

(t)
Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) staff cost, rental and depreciation related to selling and marketing functions, (ii) advertising expenses and (iii) other selling and marketing expenses. Advertising expenses are expensed as incurred. The advertising expenses were US$162,895, US$797,823 and US$1,023,352 for the years ended December 31, 2022, 2023 and 2024, respectively.

(u)
General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) foreign currency exchange gain (loss), (iii) professional expenses and (iv) other general corporate expenses.

(v)
Research and Development Expenses

Research and development expenses mainly consist of (i) staff cost, rental and depreciation related to research and development personnel, and (ii) research and development materials. Research and development expenses are expensed as incurred.

Costs incurred for the preliminary project stage of internal use software are expensed when incurred in research and development expenses. Costs incurred during the application development stage are capitalized when certain criteria of ASC 350-40 are met. Costs incurred during the post-implementation-operation stage are also expensed as incurred. As the period qualified for capitalization has historically been very short and the development costs incurred during this period have been insignificant, development costs of internal use software to date have been expensed when incurred.

(w)
Government Grants

Government grants generally consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities.

Government grants are recognized when there are reasonable assurances that the Group will comply with the conditions attach to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Group with no future related costs or obligation are recognized in the Group’s consolidated statements of comprehensive income (loss) when the grants become receivable.

US$27,838, US$428,066 and US$38,167 were recognized in government grants for the years ended December 31, 2022, 2023 and 2024, respectively. The deferred government subsidies included in liabilities were nil as of both December 31, 2023 and 2024.

(x)
Share-based compensation

The Company grants unvested shares and restricted shares units (“RSU”) of the Company to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation.

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for shares and restricted shares granted with only service conditions that have a graded vesting schedule, using the straight-line vesting method, over the vesting period, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(y)
Employee Benefits

The Company’s subsidiaries in the PRC and Germany participate in respective government mandated, multiemployer, defined contribution plans, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Both German Company Pension Scheme Act and the PRC labor laws require the local entities to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the basic compensation of qualified employees, respectively. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of revenues and operating expenses in the accompanying consolidated statements of comprehensive income (loss) amounted to US$1.4 million US$1.6 million and US$2.18 million for the years ended December 31, 2022, 2023 and 2024, respectively.

(z)
Income Taxes

Current income taxes are recorded in accordance with the laws of the relevant tax jurisdictions.

Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

(aa)
Foreign currency translation and foreign currency risks

The Group’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its subsidiaries incorporated in United States, HK S.A.R. and British Virgin Islands is US$, The functional currency of the Company’s subsidiary incorporated in Germany is Euro (“EUR”), and the functional currency of the Company’s PRC subsidiaries is Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive income (loss).

The financial statements of the Company’s German subsidiary and the PRC subsidiaries are translated from their functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in shareholders’ (deficit) equity.

(bb)
Concentration of risk

Concentration of customers and suppliers

Customers from whom individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2022, 2023 and 2024 are as follows.

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Customer A	*	*	*	*	9,622,477	23%
Customer B	18,645,058	63%	16,325,786	42%	6,397,733	15%
Customer C	*	*	*	*	5,482,894	13%
Customer D	*	*	4,627,547	12%	*	*

Suppliers from whom individually represent greater than 10% of total purchases of the Group for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Supplier A	4,553,156	24%	5,780,414	23%	4,918,960	26%
Supplier B	3,658,940	19%	2,434,481	10%	2,377,647	12%
Supplier C	*	*	7,050,112	28%	1,839,392	10%
Supplier D	2,429,852	13%	*	*	*	*

Customers accounting for 10% or more of accounts receivable, net are as follows:

	As of December 31,
	2023		2024
	US$	%	US$	%
Customer E	*	*	1,713,707	15%
Customer A	1,774,914	14%	1,569,321	14%
Customer F	*	*	1,498,250	13%
Customer G	*	*	1,399,828	12%
Customer B	6,321,755	50%	1,338,451	12%

Customers accounting for 10% or more of contract liabilities are as follows:

	As of December 31,
	2023		2024
	US$	%	US$	%
Customer H	*	*	320,308	10%
Customer C	546,932	41%	*	*

Suppliers accounting for 10% or more of accounts payable are as follows:

	As of December 31,
	2023		2024
	US$	%	US$	%
Supplier A	1,382,875	25%	2,747,890	36%
Supplier B	549,591	10%	1,425,008	19%
Supplier C	560,945	10%	*	*

Suppliers accounting for 10% or more of prepayments are as follows:

	As of December 31,
	2023		2024
	US$	%	US$	%
Supplier E	*	*	3,463,506	66%
Supplier F	*	*	1,000,000	19%
Supplier C	*	*	605,744	12%

* The amount was less than 10% of total sales, total purchases or total balance.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables of prepayments and other current assets, and amounts due from related parties.

The Group places its cash and cash equivalents and restricted cash in various commercial banks in the PRC, United States and German. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.

The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on floating rate borrowings, and the risks due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage its interest risk exposure.

(cc)
Earnings (loss) per share

Earnings (loss) per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share when the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis. The Company’s redeemable preference shares and Series Seed preference shares are considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net loss is not allocated to other participating securities as they are not obligated to share the loss based on their contractual terms.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable preference shares, Series Seed preference shares and the exercise of the financial instruments.

(dd)
Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Chief Executive Officer is the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment. The Group has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

The Group’s long-lived assets are primarily located in and derived from the PRC, and the amount of long-lived assets attributable to any other individual country is not material. Therefore, no geographical segments are presented.

(ee)
Statutory Reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2022, 2023 and 2024, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries as these PRC companies were in a position of accumulated losses as determined under PRC GAAP. As of December 31, 2023 and 2024, there was no statutory surplus fund and discretionary surplus fund by the Company’s PRC subsidiaries, as these PRC companies were in accumulated losses as determined under PRC GAAP.

(ff)
Recent Accounting Pronouncements

Newly adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. The Group adopted this accounting guidance for the year ended December 31, 2024, and applied it retrospectively to all prior periods presented in the consolidated financial statements. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

3.
ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Accounts receivable	13,031,789	11,891,930
Allowance for expected credit losses	(536,414)	(650,396)
Accounts Receivable, net	12,495,375	11,241,534

The movements of the allowance for doubtful accounts were as follows:

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Balance at the beginning of the year	(271,599)	(322,873)	(536,414)
Adoption of ASU 2016-13	—	(29,923)	—
Provision for doubtful receivables	(322,873)	—	—
Provision for expected credit losses	—	(301,601)	(180,174)
Write off	248,634	—	—
Reversal of expected credit losses	—	116,318	52,911
Foreign currency translation	22,965	1,665	13,281
Balance at the end of the year	(322,873)	(536,414)	(650,396)

As of December 31, 2023, accounts receivable, net includes certain accounts receivables that were pledged for short-term bank borrowings form SPD Silicon Valley Bank, and the loans was fully repaid in April 19, 2024 (see Note 8).

4.
INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Raw materials	3,106,711	4,225,936
Finished goods	3,549,997	3,456,116
Inventories	6,656,708	7,682,052

Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to nil, US$0.16 million and US$0.04 million were recorded as cost of revenues for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, work-in-progress included in raw materials were amounted to US$1,321,802.

5.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Advances to suppliers	363,614	748,672
Deductible input VAT	966,413	395,398
Deferred IPO cost(a)	1,637,278	-
Receivables from third party payment platforms	63,509	53,419
Prepayment to service vendors(b)	—	4,463,506
Receivables from underwriter(c)	—	427,172
Others(d)	198,170	409,196
Prepayments and Other Current Assets	3,228,984	6,497,363

a. Direct cost incurred by the Group attributable to its IPO of ordinary shares in the United States were deferred and recorded deferred IPO cost as of December 31, 2023 and offset against the gross proceeds received from the IPO during 2024.

b. Prepayment to service vendors primarily consist of advance payments for outsourcing core hardware development and market promotion services.

c. Receivables from underwriter mainly represents unused advance payments made to underwriter for subsequent disbursement to legal advisors. As of the reporting date, the balance has been fully collected.

d. Others mainly include staff advances and deposits.

As of December 31, 2023, prepayments and other current assets includes certain other receivables that were pledged for bank borrowings form SPD Silicon Valley Bank, and the loans was fully repaid on April 19, 2024. (see Note 8).

6.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Machinery and equipment	344,630	345,721
EV Chargers	376,225	737,191
Office and electronic equipment	498,067	540,133
Software	18,621	18,347
Leasehold improvement	603,977	633,569
Vehicle	78,681	78,681
Constructions in progress	—	165,327
Property and Equipment	1,920,201	2,518,969
Less: Accumulated depreciation	(1,343,825)	(1,549,762)
Property and Equipment, net	576,376	969,207

Depreciation expense on property and equipment was allocated to the following expense items:

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Cost of revenues	57,607	73,829	36,026
Selling and marketing expenses	7,486	13,295	76,649
Research and development expenses	14,588	11,024	35,171
General and administrative expenses	33,287	75,139	58,091
Total depreciation expense	112,968	173,287	205,937

7.
OPERATING LEASE

The following table summarizes the classification of right-of-use assets and lease liabilities in the Group’s consolidated balance sheets:

	As of December 31,
	2023	2024
	US$	US$
Right-of-use assets	505,417	1,653,733
Lease liabilities-current	(294,028)	(303,851)
Lease liabilities-non-current	(172,070)	(1,274,314)
Total lease liabilities	(466,098)	(1,578,165)

Weighted-average remaining lease term	1.75 years	9.44 years
Weighted-average discount rate	4.17%	3.92%

For the years ended December 31, 2022, 2023 and 2024, total operating lease costs and short-term lease cost recorded in cost of revenues, selling and marketing expenses, research and development expenses, general and administrative expenses were US$0.31 million, US$0.33 million and US$0.48 million, respectively.

Supplemental cash flow information related to operating leases were as follows:

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	269,684	312,939	531,250
Right-of-use assets obtained in exchange for operating lease liabilities	695,591	325,049	1,647,011

The following table presents the maturity of the Group’s lease liabilities as of December 31, 2024:

As of December 31, 2024
US$
2025	358,928
2026	256,714
2027	127,627
2028	127,627
2029	140,389
Thereafter	870,414
Total operating lease payments	1,881,699
Less: imputed interest	(303,534)
Present value	1,578,165

8.
SHORT-TERM BORROWINGS

	As of December 31,
	2023	2024
	US$	US$
Short-term bank borrowings (i)	5,560,027	6,724,904
Loans from investor C (ii)	—	2,086,695
Short-term borrowings	5,560,027	8,811,599
(i)
Short-term bank borrowings

Short-term bank borrowings consist of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank borrowings as of December 31, 2023 and 2024 were 3.56% and 3.42%, respectively. As of December 31, 2023 and 2024, the repayments of all short-term bank borrowings are guaranteed by the Founders or third parties except for one loan from Bank of Beijing that started on December 30, 2024. As of December 31, 2024, the Company had outstanding short-term bank loan balances payable to the following financial institutions:

Lender	Interest Rate	Maturity Date	RMB	US$
Bank of Beijing Fuyu Sub-branch	3.45% and 3.10%	June 28, 2025 and December 27, 2025	20,000,000	2,782,260
Bank of China Beijing Guomao Sub-branch	2.30%	March 29, 2025 and May 30, 2025	10,000,000	1,391,130
China Merchants Bank Beijing Dayuncun Sub-branch	3.40%	From March 8, 2025 to May 9, 2025	13,341,298	1,855,949
Bank of Nanjing Beijing Branch	4.50%	January 24, 2025	5,000,000	695,565
Total Short-term borrowings			48,341,298	6,724,904

In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10 million (equivalent to US$1.4 million). In connection with the short-term bank borrowings from SPD Silicon Valley Bank, as of December 31, 2023, accounts receivables and other receivables included in prepayments and other current assets of X-Charge Technology in the amount of RMB10 million (equivalent to US$1.4 million) were pledged to secure bank borrowings from SPD Silicon Valley Bank. The short-term bank borrowings from SPD Silicon Valley Bank were fully repaid on April 19, 2024.

In connection with the short-term bank borrowings from SPD Silicon Valley Bank, X-Charge Technology also granted warrants to an affiliate of SPD Silicon Valley Bank. The warrants entitled the affiliate of SPD Silicon Valley Bank to purchase 0.542% of X-Charge Technology’s equity interest (see Note 11).

At initial recognition, the Company recorded the warrants as liability at its estimated fair value in the amount of RMB0.33 million (equivalent to US$0.05 million), the remaining proceeds of RMB9.67 million (equivalent to US$1.4 million) were allocated to the short-term borrowings. The difference in the amount of RMB0.33 million (equivalent to US$0.05 million) between RMB9.67 million (equivalent to US$1.4 million) allocated to the short-term bank borrowings and the principal amount of the loan in the amount of RMB10 million (equivalent to US$1.4 million) was treated as a discount on the loan, which was amortized over the term of this loan to interest expense using an effective interest rate of 3.4%.

In January 2023, X-Charge Technology entered into a four-year credit facility with Development Bank of Singapore to borrow up to RMB20 million (equivalent to US$2.8 million). In connection with the short-term bank borrowings from Development Bank of Singapore, as of December 31, 2023, accounts receivables of X-Charge Technology in the amount of RMB4.4 million (equivalent to US$0.6 million) were pledged to secure bank borrowings from Development Bank of Singapore. The short-term bank borrowings from Development Bank of Singapore were fully repaid on April 29, 2024.

(ii)
Loans from investor C

On May 27, 2024, the Company and X-Charge Technology entered into an adjustment agreement on the convertible loan investment with investor C, pursuant to which all parties agreed that X-Charge Technology shall repay the loan principal in the amount of RMB15 million (equivalent to US$2.1 million) and applicable interest to investor C upon 180 days after the consummation of a qualified IPO (see Note 9).

On March 10, 2025, the loan and applicable interest from investor C became due, and X-Charge Technology failed to repay on time. As a result, X-Charge Technology is required to accrue interest on the overdue principal amount at a simple 12% per annum from the date of default until full repayment is made. Management is currently arranging repayment and expects to fully settle the outstanding amount by the end of April 2025 (see Note 9).

9.
CONVERTIBLE DEBTS

Convertible Notes

In July 2023, the Company issued convertible notes with aggregate principal of US$2 million with simple interest of 10% per annum to investor A in exchange for US$2 million in cash. The principal and accrued interest shall be due and payable on the last day of nine months following the closing date on July 7, 2023. Pursuant to the convertible notes agreement, investor A has the right to convert the entire outstanding principal of the convertible notes into Series B+ preference shares in XCHG Limited before maturity date, at a conversion price of RMB0.3964 per share, the share number shall be calculated at the principal of US$2 million and at the exchange rate by the People’s Bank of China on the fifth business day before the date of the conversion. Accrued interests shall be repaid upon conversion.

Convertible Loan

In July 2023, X-Charge Technology borrowed convertible loans from investor B and investor C with an aggregated principal amount of RMB50 million (equivalent to US$7 million) and RMB15 million (equivalent to US$2.1 million), respectively, at a simple interest of 10% per annum. The principal and accrued interest shall be due and payable on the last day of nine months following the closing date on July 7, 2023. Pursuant to the convertible loan agreement, investor B and investor C have the right to convert the entire outstanding principal of the convertible loan into Series B+ preference shares in XCHG Limited before maturity date, provided certain conditions are met, among which, 1) the convertible loan in an amount of RMB30 million held by investor B can be convertible into 84,104,289 Series B+ preference shares of the Company, at a conversion price of RMB0.3567 per share, 2) the convertible loan in an amount of RMB20 million held by investor B can be convertible into 42,030,928 Series B+ preference shares at a conversion price of RMB0.4758 per share, or, in the event of the Company has new round of financing before or at the same time of the conversion, the latest class of preference shares issued by the Company, at a conversion price determined at the lower price of (i) RMB0.4758, or (ii) 90% of the share price of new round of financing of the Company, and 3) the convertible loan in an amount of RMB15 million held the investor C can be convertible into 37,840,565 Series B+ preference shares of the Company. Accrued interests shall be repaid upon conversion.

Collectively, the convertible notes and the convertible loan are referred to as the “convertible debts”.

In connection with the issuance of convertible debts, in August 2023, the Company granted warrants at nil consideration to each investor, pursuant to which the investors have the right to purchase Series B+ preference shares at an exercise price the same as the conversion price of the convertible debts corresponding to such warrants. The warrants are exercisable from the issuance date and expires on the maturity date of the convertible debts. The investors shall each have the right to choose either to exercise the warrants or the conversion options, but not both. Upon the exercise of the warrant, the investors will be released from all of its liabilities, obligations and rights under the convertible debts contract; Upon the conversion, the corresponding warrants will be terminated accordingly.

Before conversion, the three investors are entitled to certain rights of the Series B+ preference shareholders, including liquidation preference rights and voting rights.

Contingent redemption feature

The outstanding principal and any accrued but unpaid interest at 10% will become due and payable in full upon the occurrence of any of events of default.

Liquidation preference

Upon the occurrence of a liquidation event or deemed liquidation event as defined in the Amended and Restated Memorandum of Association, the investors shall each have the right to choose either to require the Group to repay loan principal and interest, or request distribution under the liquidation preference. If investors choose to request distribution, the Company shall repay the convertible debts together with accrued but unpaid interest at a simple 8% per annum from July 17, 2023 for the investor A and from July 7, 2023 for investor B and investor C, after such liquidation amounts have been paid in full, all of the remaining assets and funds of the Company legally available for distribution to shareholders and investor A, investor B and investor C shall be ratably distributed among all shareholders and investor A, investor B and investor C on a as converted basis and pari passu basis in proportion to the number of shares held by each shareholder/investor.

Voting rights

Each investor is entitled to the number of votes corresponding to the number of ordinary shares on an as-converted basis (as if the conversion). Each investor shall be entitled to vote on all matters on which the members of ordinary shares shall be entitled to vote.

Accounting for the convertible debts

The warrants and the convertible debts are treated as one hybrid instrument since they were entered into in conjunction with each other and were neither legally detachable nor separately exercisable. The Group evaluated based on the terms and features of the entire arrangements and concluded that the nature of the host contract was debt. The Group further concluded that the embedded conversion features did not need to be bifurcated pursuant to ASC 815 because the embedded conversion features are underlying preference shares of a private company and could not be publicly traded or readily convertible into cash. The Group made a one-time irrevocable policy election at convertible debts’ inception to elect the fair value option under ASC 825 and measure the convertible debts at fair value. The fair value option election is made on an instrument-by-instrument basis. Subsequently, the component of fair value changes relating to the instrument specific credit risk of the convertible debts is minimal. Fair value changes are recognized in changes in fair value of financial instruments in the consolidated statement of comprehensive income (loss).

Conversion of the convertible debts

On January 11, 2024, US$2 million convertible notes held by investor A and RMB50 million convertible loans held by investor B were converted into 35,842,294 and 126,135,217 Series B+ redeemable preference shares of the Company, respectively, at a conversion price of RMB0.3964 per share.

Upon the conversion of the convertible debts, the Company recognized the fair value of Series B+ redeemable preference shares and derecognized the carrying value of the convertible debts. Accrued interests of US$0.46 million for the period from the closing date of issuance of convertible debts in July 2023 through the conversion date on January 11, 2024 were unsettled as of conversion date, which were included in accrued expenses and other current liabilities on the consolidated balance sheets as of conversion date and December 31, 2024.

Extinguishment of the convertible debts

On April 7, 2024, RMB15 million convertible loans held by investor C and applicable interest became due. On May 27, 2024, the Company and X-Charge Technology entered into an adjustment agreement on the convertible loan investment with investor C, pursuant to which all parties agreed that X-Charge Technology shall repay the loan principal and applicable interest to this investor (i) upon 180 days after the consummation of a qualified IPO, if this offering is completed on or before September 30, 2024 and the proceeds from such offering are no less than US$20 million; or (ii) on October 15, 2024 or any other date as mutually agreed by all parties in writing, if the conditions prescribed in (i) are not met on or before September 30, 2024. In the event of a default on repayment, the overdue principal amount shall accrue interest at a simple 12% per annum from the date of default.

Following the adjustment agreement with investor C, the Company recognized RMB15 million (equivalent to US$2.09 million) in loan principal as short-term borrowings, RMB1.13 million (equivalent to US$0.16 million) in applicable interest as accrued expenses and other current liabilities, and RMB1.66 million (equivalent to US$0.23 million) gain on the extinguishment of the convertible debts, while derecognizing the carrying value of the convertible debts. The warrants granted in connection with the issuance of convertible debts are terminated upon the extinguishment of the associated convertible debts.

On September 11, 2024, the Company successfully completed its IPO and gross proceeds are greater than US$20 million. Consequently, the loan principal and applicable interest would be repaid upon 180 days after the completion of the qualified IPO. If repayment is overdue, the outstanding principal amount shall bear interest at a simple 12% per annum from the date of default until full repayment is made.

10.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Accrued payroll and social insurance	2,938,675	2,310,507
Cash collected on behalf of the customers(a)	251,734	77,408
Other taxes payable	698,275	662,974
Accrued IPO cost	—	1,167,185
Accrued service expenses	872,257	789,427
Interest payable to investors	—	612,443
Others(b)	266,679	240,963
Accrued Expenses and Other Current Liabilities	5,027,620	5,860,907

a. The Group collects the EV charging considerations from end users on behalf of certain customers and pays to these customers on a regular basis.

b. Others as of December 31, 2023 mainly included accrued warranty and others as of December 31, 2024 mainly included accrued warranty and other payable.

11.
FINANCIAL LIABILITY

In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10 million (equivalent to US$1.4 million). In October 2020, in connection with the loan agreement, X-Charge Technology issued warrants to Shengwei Venture Capital Management (Shanghai) Co., Ltd (“Shengwei”), an affiliate of SPD Silicon Valley Bank, to purchase 0.542% of X-Charge Technology’s equity interest at an exercise price at RMB2 million (equivalent to US$0.3 million) in aggregate or purchase 8,786,150 ordinary shares of the Company at the option of Shengwei on a fully diluted basis. The warrants are exercisable upon issuance and expires in October 2027. The warrants have not been exercised as of December 31, 2023 and 2024.

During the exercisable period and when the warrants are exercised, Shengwei is entitled to require X-Charge Technology to repurchase all equity interest at the price of fair market value.

In accordance with ASC 480, the Company classified the warrants as financial liability as the warrants embody an obligation to repurchase the X-Charge Technology’s equity interest which may require settlement by transferring assets. The Group recorded the financial liability on the consolidated balance sheet at its estimated fair value and subsequently, at each reporting date, recorded changes in estimated fair value included in the changes in fair value of financial instruments on the consolidated statement of comprehensive income (loss).

12.
FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2024:

	As of December 31, 2023
US$	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
Financial liability	—	—	247,265	247,265
Convertible debts	—	—	12,516,331	12,516,331

	As of December 31, 2024
US$	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
Financial liability	—	—	189,279	189,279

The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the years ended December 31, 2022, 2023 and 2024:

		For the Year Ended December 31, 2022
			Gain or Losses
US$	January 1, 2022	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	December 31, 2022
Liabilities:
Financial liability	63,924	—	190,557	—	(12,088)	242,393

		For the Year Ended December 31, 2023
			Gain or Losses
US$	January 1, 2023	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	December 31, 2023
Liabilities:
Financial liability	242,393	—	8,959	—	(4,087)	247,265
Convertible debts	—	11,053,172	1,463,159	—	—	12,516,331

		For the Year Ended December 31, 2024
			Gain or Losses
US$	January 1, 2024	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Conversion of convertible debts into preference shares	Conversion of convertible debts into short-term borrowing (see Note 8)	Accrued interests (see Note10)	Foreign Currency Translation Adjustment	December 31, 2024
Liabilities:
Financial liability	247,265	—	(54,859)	—	—	—	—	(3,127)	189,279
Convertible debts	12,516,331	—	(90,521)	—	(9,651,560)	(2,086,695)	(612,443)	(75,112)	—

For the financial liability that does not have a quoted market rate, the Group measured its fair value using the option-pricing model with the assistance of an independent third-party valuation firm. The Group estimated the fair value of the convertible debts by the sum of the fair value of the straight bond determined by the discounted cash flows method and fair value of the conversion right determined by option pricing model with the assistance of an independent third-party valuation firm. These inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. If different estimates and assumptions had been used, the fair values of the preference shares and ordinary shares could be significantly different, and the fair value of the convertible debts may materially differ from the recognized amount.

The fair values of financial liability as of December 31, 2023 and 2024, are estimated with the following key assumptions:

	December 31,	December 31,
	2023	2024
Risk-free rate of return (per annum)	3.94%	4.27%
Volatility	57.37%	62.8%
Expected dividend yield	0.0%	0.0%
Expected term	3.8 years	2.8 years
Fair value of the Company’s ordinary shares	US$0.05 per share	US$0.05 per share

The fair values of convertible debts as of December 31, 2023 are estimated with the following key assumptions:

December 31,
2023
Risk-free rate of return (per annum)	2.25%
Volatility	39.73%
Expected dividend yield	0.0%
Expected term	0.1 years
Fair value of the Company’s ordinary shares	US$0.05 per share

The risk-free rate of return was based on the U.S. Treasury rate for the expected remaining life of the warrants. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s warrant liabilities. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract term to exercise the warrants. The fair value of the Company’s equity interest was estimated by management involving assumptions including discount rate, risk free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity and operating history and prospects.

13.
MEZZANINE EQUITY

Series Angel Preference Shares, Series Angel Redeemable Preference Shares, Series A Redeemable Preference Shares, Series A+ Redeemable Preference Shares, Series B Preference Shares and Series B+ redeemable preference shares (collectively “Preference Shares”)

In December 2017, the Company entered into an investment agreement with two investors, pursuant to which the investors purchased 300,000,000 Series A redeemable preference shares from the Company for the considerations of US$5 million. The issuance costs of Series A redeemable preference shares were US$0.3 million.

In February 2018, the investor of Series Angel shares (see Note 14) and two third party investors entered into equity transfer agreements, pursuant to which the investor of Series Angel shares sold 75,000,000 Series Angel shares of the Company on a fully-diluted basis to the two third party investors. Half of the Series Angel shares was immediately re-designated into Series Angel redeemable preference shares, whereas the remaining half was immediately re-designated into Series Angel preference shares with a deemed liquidation preference. The Company did not receive any proceeds from this transaction.

In April 2018, the Company entered into an investment agreement with certain investors, pursuant to which the investors purchased 118,971,900 Series A+ redeemable preference shares from the Company for an aggregate consideration of RMB25.7 million (equivalent to US$3.6 million). The issuance costs of Series A+ redeemable preference shares were RMB1.5 million (equivalent to US$0.21 million).

In April 2021, the Company entered into an investment agreement with two investors, pursuant to which the investors purchased 458,623,200 Series B redeemable preference shares from the Company for an aggregate consideration of RMB104.0 million (equivalent to US$14.4 million). The issuance costs of Series B redeemable preference shares were RMB1.2 million (equivalent to US$0.17 million).

In April 2021, the investor of Series Angel shares (see Note 14) and two third party investors entered into equity transfer agreements, pursuant to which the investor of Series Angel shares sold 88,196,700 shares of the Company to the third- party investors, all of which was immediately re-designated into Series B redeemable preference shares. The Company did not receive any proceeds from this transaction.

In September 2021, the investor of Series Angel shares (see Note 14) and a third-party investor entered into an equity transfer agreement. Pursuant to the agreement, the investor of Series Angel shares sold 55,552,800 shares of the Company to the third-party investor, all of which was immediately re-designated into Series B redeemable preference shares. The Company did not receive any proceeds from this transaction.

On January 11, 2024, the Company issued 161,977,511 Series B+ redeemable preference shares to two convertible debts holders who converted their convertible debts (see Note 9).

The rights, preferences and privileges of the Preference Shares are as follows:

Redemption Rights

Redeemable preference shares shall be redeemable, at any time after the earlier of the occurrence of the following event:

(i) The Company has not consummated a Qualified initial public offering (“IPO”) or Qualified share sale by September 30, 2024;

(ii) There is any material breach by either the Founders or the Company of any applicable laws and the transaction documents relating to these several rounds of equity financing, and such default fails to take remedy measures within thirty days after the receipt of the notice with respect to such remedy requirements from the shareholders;

The redemption preference from high priority to low priority is as follows in sequence: Series B+ redeemable preference shares, Series B redeemable preference shares, Series A+ redeemable preference shares, Series A redeemable preference shares and Series Angel redeemable preference shares.

The redemption prices for each owner of the redeemable preference shares are as follows:

1.
For Series B+ redeemable preference shares, the redemption price equal to one hundred percent (100%) of its issue price plus a simple eight percent (8%) per annum measured from the date the investors of convertible debts paid the principal to the Company and X-Charge Technology to actual payment date of the redemption, and the accumulated declared but unpaid dividends.
2.
For Series B redeemable preference shares, the redemption price equal to one hundred percent (100%) of its issue price plus a simple eight percent (8%) per annum measured from the date of receipt of the investment funds in full to actual payment date of the redemption, and the accumulated declared but unpaid dividends.
3.
For Series A+ redeemable preference shares, the redemption price equal to one hundred percent (100%) of its issue price plus the accumulated declared but unpaid dividends.
4.
For Series A redeemable preference shares, the redemption price equal to one hundred percent (100%) of its issue price plus a simple ten percent (10%) per annum return measured from the date of receipt of the investment funds to actual payment date of the redemption, and the accumulated declared but unpaid dividends.
5.
For Series Angel redeemable preference shares, the redemption price equal to RMB8,500,000 plus the accumulated declared but unpaid dividends.

Conversion Rights

The Preference Shares shall be convertible, at the option of the holder, at any time after the date of issuance of such Preference Shares according to a conversion ratio, subject to adjustments for dilution, into ordinary shares. The Preference Shares shall automatically be converted into ordinary shares at the then applicable conversion ratio upon the closing of an underwritten public offering of the ordinary shares of the Group after the prior written approval of the holders of Preference Shares.

Voting Rights

Each Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. The shareholders of Preference Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the shareholders of Preference Shares, Series Seed preference shares (see Note 14) and ordinary shares shall vote together as a single class.

Dividend Rights

The shareholders receive dividends on an as-if converted basis when dividends are declared. No dividends have been declared for the investors of the Preference Shares for the periods presented.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, or upon occurrence of a Deemed Liquidation Event as defined in the Investors’ Rights Agreement, either voluntary or involuntary, the amount of shareholders’ distributable property or total transfer price shall be allocated and distributed as follows: first, the Company shall pay to the Series B+ redeemable preferred shareholders the amount of money which is equal to the sum of 100% of the investment plus a simple eight percent (8%) per annum measured from the date the investors of convertible debts paid the principal to the Company and X-Charge Technology to actual payment date of the liquidation and the declared but unpaid dividends; second, the Company shall pay to the Series B redeemable preferred shareholders the amount of money which is equal to the sum of 100% of the investment and the declared but unpaid dividends; third, the Company shall pay to the Series A+ redeemable preferred shareholders the amount of money which is equal to the sum of 100% of their respective investment and the declared but unpaid dividends; forth, the Company shall pay to the Series A redeemable preferred shareholders the amount of money which is equal to the sum of 150% of their respective investment and the declared but unpaid dividends; fifth, the Company shall pay to the owners of Series Angel redeemable preference shares and Series Angel preference shares the amount of money which is equal to RMB8,500,000 and RMB8,500,000, respectively and the declared but unpaid dividends.

After such liquidation amounts have been paid in full, all of the remaining assets and funds of the Company legally available for distribution to shareholders shall be ratably distributed among all shareholders on a as converted basis and pari passu basis in proportion to the number of shares held by each shareholder.

Conversion immediately prior to IPO

On September 11, 2024, immediately prior to the completion of IPO, all of the Preferred Shares classified as mezzanine equity were automatically converted and re-designated into 1,358,372,111 Class A ordinary shares on a one-for-one basis.

Accounting of the Preference Shares

The Group classified Series Angel preference shares as mezzanine equity instead of permanent equity on the consolidated balance sheet because of the existence of a deemed liquidation preference, which was outside of the control of the Company.

The Group classified the redeemable preference shares as mezzanine equity on the consolidated balance sheets as they were contingently redeemable upon the occurrence of triggering events which were outside of the control of the Company.

The Group concluded the embedded redemption option of the Preference Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the shareholders in a position not substantially different from net settlement.

The Group also determined that there was no beneficial conversion feature attributable to the Preference Shares because the initial effective conversion prices of the Preference Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares and redeemable preference shares on the commitment dates was estimated by management with the assistance of an independent valuation firm.

The initial carrying amount of the Preference Shares was recorded at the fair value at the date of issuance, net of issuance cost. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Preference Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date for the Preference Shares.

The Company considered that the re-designation of Series Angel shares to Series B redeemable preference shares in April 2021 and September 2021, in substance, was the same as repurchase and cancellation of the Series Angel shares and simultaneously issuance of the Series B redeemable preference shares. Therefore the Group recorded 1) the difference in the amount of US$5.8 million between the fair value and the carrying amounts of the Series Angel shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) the difference in the amount of US$2.5 million between the fair value of the Series B redeemable preference shares and Series Angel shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted, representing a return to the preferred shareholders that should be treated similar to dividends paid on preferred shareholders.

On September 11, 2024, immediately prior to the completion of IPO, the existing carrying amount of the mezzanine equity instrument has been reclassified to permanent equity, and the difference between the carrying amount and the par value of ordinary share is recorded in additional paid-in capital.

The activities of the Preference Shares for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Series Angel preference shares	Series Angel redeemable preference shares	Series A redeemable preference shares	Series A+ redeemable preference shares	Series B redeemable preference shares	Series B+ redeemable preference shares	Total
	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount
	USD	USD	USD	USD	USD	USD	USD
Balance as of January 1, 2022	1,333,187	1,333,187	7,827,571	4,301,424	26,079,872	—	40,875,241
Accretion of redeemable preference shares	—	—	486,754	—	1,042,035	—	1,528,789
Foreign currency translation adjustment	(112,729)	(112,729)	(678,941)	(363,712)	(2,241,760)	—	(3,509,871)
Balance as of December 31, 2022	1,220,458	1,220,458	7,635,384	3,937,712	24,880,147	—	38,894,159
Accretion of redeemable preference shares	—	—	500,000	—	1,877,429	—	2,377,429
Foreign currency translation adjustment	(44,118)	(44,118)	(92,369)	(142,342)	(931,628)	—	(1,254,575)
Balance as of December 31, 2023	1,176,340	1,176,340	8,043,015	3,795,370	25,825,948	—	40,017,013
Accretion of redeemable preference shares	—	—	347,945	—	814,881	—	1,162,826
Issuance of Series B+ redeemable preference shares upon conversion of convertible debts	—	—	—	—	—	9,651,560	9,651,560
Conversion of preference shares to Class A ordinary shares immediately prior to the completion of IPO	(1,176,340)	(1,176,340)	(8,390,960)	(3,795,370)	(26,506,806)	(9,651,560)	(50,697,376)
Foreign currency translation adjustment	—	—	—	—	(134,023)	—	(134,023)
Balance as of December 31, 2024	—	—	—	—	—	—	—

14.
ORDINARY SHARES, SERIES ANGEL SHARES AND SERIES SEED PREFERENCE SHARES

Ordinary shares

In December 2021, XCHG Limited was incorporated with authorized share capital of US$50,000 divided into 500,000,000 shares with par value US$0.0001 each, the Company issued 499,999,999 ordinary shares to the Founders.

In April 2023, the shareholders of the Company agreed to increase the authorized shares to 5,000,000,000 shares with a par value of US$0.00001 each. As described in Note 1 (b), the Company issued ordinary shares in April 2023, issued Preference Shares and Series Seed preference shares in June 2023 to the ordinary shareholders and preferred shareholders of the Company in exchange for the respective equity interests that they held in X-Charge Technology. Upon the completion of the Restructuring in June 2023, authorized ordinary shares are 3,728,605,400, of which issued and outstanding shares were 656,200,500. The authorized, issued and outstanding Series Seed, Series Angel, Series A, Series A+ and Series B preference shares were 175,050,000, 75,000,000, 300,000,000, 118,971,900 and 602,372,700, respectively. All applicable share and per share amounts in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effects of the Restructuring.

On August 15, 2023, the Company granted 150,000,000 unvested shares to its directors, executive officers and certain employees under the 2023 Plan. All the unvested shares vested immediately on the date of grant. (see Note 15). The Company issued 150,000,000 ordinary shares to grantees on the date of grant in connection with aforementioned transaction.

Immediately prior to completion of IPO, all of the Preferred Shares and Series Seed Preference Shares were automatically converted and re-designated into 1,433,372,111 Class A ordinary shares at the conversion ratio of one-for-one.

Immediately prior to completion of IPO, all of the outstanding Ordinary Shares were automatically re-designated into 64,946,053 Class A Ordinary Shares and 741,254,447 Class B Ordinary Shares, respectively, on a one-for-one basis.

On September 11, 2024, the Company completed its IPO on the NASDAQ Stock Market. In the offering, 3,333,335 American depositary shares (“ADSs”), representing 133,333,400 Class A Ordinary Shares, were issued and sold to the public at a price of US$6.2 per ADS. On September 13, 2024, an additional 128,888 ADSs were issued and sold to the underwriter through the partial exercise of the over-allotment option as stipulated in the Underwriting Agreement. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were approximately US$19.1 million.

3,728,605,400 ordinary shares authorized, 806,200,500 ordinary shares were issued and outstanding as of December 31, 2023; 4,258,745,553 Class A ordinary shares authorized, 1,636,807,084 Class A ordinary shares issued and outstanding as of December 31, 2024, and 741,254,447 Class B ordinary shares authorized, issued and outstanding as of December 31, 2024.

Series Angel Shares and Series Seed Preference Shares

On November 19, 2015, the Company entered into an investment agreement with an angel investor, pursuant to which the investor purchased 218,749,500 Series Angel shares from the Company for an aggregated consideration of RMB7.0 million (equivalent as US$1.0 million). See Note 13 on subsequent redesignation of all Series Angel shares.

On February 20, 2017, the Company entered into an investment agreement with two investors, pursuant to which the investors purchased 175,050,000 Series Seed preference shares from the Company for an aggregated consideration of US$2 million.

The rights and privileges of Ordinary shares, Series Angel shares and Series Seed preference shares are as follows:

Conversion Rights

The Series Angel shares and Series Seed preference shares shall be convertible, at the option of the shareholder, at any time after the date of issuance of Series Angel shares and Series Seed preference shares according to a conversion ratio, subject to adjustments for dilution, into ordinary shares. Series Angel shares and Series Seed preference shares shall automatically be converted into ordinary shares at the then applicable conversion ratio upon the closing of an underwritten public offering of the ordinary shares of the Group after the prior written approval of the holders of Series Angel shares and Series Seed preference shares.

Voting Rights

Each Series Seed preferred share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. The shareholders of Series Seed preference shares shall vote separately as a class with respect to certain specified matters. Otherwise, the shareholders of the Preference Shares, Series Seed preference shares and ordinary shares shall vote together as a single class.

Dividend Rights

The shareholders receive dividends on an as-if converted basis when dividends are declared. No dividends have been declared for shareholders for the periods presented.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, or upon occurrence of a Deemed Liquidation Event as defined in the Investors’ Rights Agreement, either voluntary or involuntary, shareholders shall be entitled to receive an amount in the sequence of Series B redeemable preference shares, Series A+ redeemable preference shares, Series A redeemable preference shares, Series Angel redeemable preference shares and Series Angle preference shares. After such liquidation amounts have been paid in full, all of the remaining assets and funds of the Company legally available for distribution to shareholders shall be ratably distributed among all shareholders on a as converted basis and pari passu basis in proportion to the number of shares held by each shareholder.

Conversion immediately prior to IPO

On September 11, 2024, immediately prior to the completion of IPO, all of the Series Seed Preference Shares were automatically converted and re-designated into 75,000,000 Class A ordinary shares at the conversion ratio of one-for-one.

15.
SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based compensation granted by the Company were as follows:

	For the Ended December 31,
	2022	2023	2024
	USD	USD	USD
Cost of revenues	—	—	548,762
Selling and marketing expenses	—	—	1,767,234
Research and development expenses	—	—	2,308,520
General and administrative expenses	—	7,456,800	2,406,330
Total	—	7,456,800	7,030,846

(a)
2023 Share Incentive Plan

In June 2023, the Company adopted the 2023 Share Incentive Plan (the “2023 Plan”), under which the Company reserves 150,000,000 shares to motivate directors and employees of the Group. Shares granted to an employee under the 2023 Plan are generally subject to only service condition.

On August 15, 2023, the Company granted 150,000,000 unvested shares to its directors, executive officers and certain employees under the 2023 Plan. All the unvested shares vested immediately on the date of grant. Based on the fair value per share at grant date, the Company recognized US$7.5 million of share-based compensation expense related to these shares in August 2023.

The fair value of ordinary shares as at grant date is US$0.05 per share. In determining the fair value of ordinary shares, the Company applied the income approach based on its discounted future cash flow using its best estimate as at the grant date. The major assumptions used in calculating include discount rate, comparable companies, discount for lack of marketability and revenue growth rates.

(b)
2023 Share Incentive Plan II

On December 23, 2024, the Company adopted the 2023 Share Incentive Plan II (the “2023 Plan II”). Pursuant to the 2023 Plan II, restricted shares units were granted to its directors, certain employees and non-employee consultants of the Group as approved by the administrator appointed by the board of directors. Shares granted under the 2023 Plan II are generally subject to only service condition but with multiple vesting schedules.

The fair value of each restricted share units granted is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares units granted under the 2023 Plan II:

	Number of ADS Outstanding	Weighted Average Grant Date Fair Value (Per ADS)
		USD
Unvested as of December 31, 2023	—	—
Granted	4,299,891	2.04
Vested	(3,084,129)	2.04
Unvested as of December 31, 2024	1,215,762	2.04

For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized for the restricted shares units granted under the 2023 Plan II were nil, nil and US$7,030,846, respectively.

As of December 31, 2023 and 2024, there were nil and US$1,798,215 of unrecognized share-based compensation expenses related to the restricted share units granted under the 2023 Plan II. Such unrecognized expenses are expected to be recognized over a weighted-average period of nil and 0.96 years as of December 31, 2023 and 2024, respectively.

16.
INCOME TAX
(a)
Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

PRC

The Group’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) at the statutory income tax rate of 25%, unless otherwise specified. According to the CIT Law, entities that qualify as “high-and-new technology enterprises” (“HNTE”) are entitled to a preferential income tax rate of 15%. In 2020, X-Charge Technology received the approval from the tax authority that it qualified as an HNTE. The certificate entitled X-Charge Technology to the preferential income tax rate of 15% effective retroactively from January 1, 2020 to December 31, 2022, if all the criteria for HNTE status could be satisfied in the relevant year. The certificate of X-Charge Technology has been renewed in 2023 and remains in effect through October 25, 2026.

Germany

During 2022, 2023 and 2024, the subsidiary in Germany’s primary statutory tax rate was 32.275%, consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the corporate tax rate, and a trade tax rate of 16.45%.

United States

Under the current U.S. federal corporate income tax, the Company’s subsidiary in United States is subject to 21% income tax on its taxable income generated from operations in United States. The company’s subsidiaries have no taxable income for all periods presented.

The components of income (loss) before income taxes are as follows:

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
PRC	2,776,049	821,344	(1,460,541)
Germany.	(1,046,840)	997,619	(45,090)
Cayman.	—	(8,913,071)	(7,961,485)
United States	(130,862)	(989,532)	(2,473,420)
Total	1,598,347	(8,083,640)	(11,940,536)

Significant components of the provision for (benefit from) income taxes are as follows:

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Current income tax expense
PRC	1,255	—	—
United States	—	—	—
Germany	—	—	—
Total current	1,255	—	—
Deferred income tax benefit
PRC	(12,867)	—	—
United States	—	—	—
Germany	—	—	—
Total deferred	(12,867)	—	—
Total provision for income taxes	(11,612)	—	—

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the Years Ended December 31,
	2022	2023	2024
PRC Statutory income tax rate	25.0%	(25.0)%	(25.0)%
Increase (decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	(0.1)%	6.1%	19.6%
Preferential tax rate	(6.0)%	3.1%	0.4%
Research and development expenses bonus deduction	(39.7)%	(11.8)%	(4.3)%
Other non-deductible expenses	28.8%	24.4%	0.5%
Change in valuation allowance	(8.7)%	3.2%	12.5%
Effect of true-up on NOL	—	—	(3.7)%
Effective income tax rate	(0.7)%	0.0%	0.0%

The Group is headquartered in the PRC and the subsidiaries incorporated in the PRC functions as the Group’s primary business operation center. Therefore, the Group uses the PRC’s income tax rate as applicable statutory income tax rate.

(b)
Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2023	2024
	US$	US$
Allowance for credit losses	75,550	118,647
Operating lease liabilities	91,193	276,154
Net operating loss carry forwards	2,398,580	2,855,567
Share-based compensation	—	928,639
Others	59,206	268,714
Total deferred income tax assets	2,624,529	4,447,721
Less: Valuation allowance	(2,529,266)	(4,160,082)
Total deferred tax assets, net of valuation allowance	95,263	287,639
Intangible assets	(4,070)	—
Right-of-use assets	(91,193)	(287,639)
Deferred income tax liabilities	(95,263)	(287,639)
Net deferred income tax liabilities	—	—

As of December 31, 2024, the Group had net operating loss carry forwards of US$14.5 million attributable to the PRC subsidiaries. For HNTE, the loss carried forward will expire during the period from year 2028 to year 2034. For the other PRC companies, the loss carried forward will begin to expire in 2028. As of December 31, 2024, the Group had net operating loss carry forwards of US$0.3 million for both corporation tax and trade tax arising in Germany and US$2.9 million arising in United States. These loss carryforwards do not expire.

Tax loss carried forward by the PRC subsidiaries will expire, if unused, by the following period-end:

Year ending December 31,	US$
2028	4,167,597
2029	2,726,651
2030	2,818,368
2031	3,439,572
2032	—
Thereafter	1,315,719
Total	14,467,907

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2023 and 2024 was primarily provided for the deferred income tax assets of certain PRC subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Balance at the beginning of the year	2,188,999	2,295,587	2,529,266
Additions of valuation allowance	425,330	589,668	1,503,585
Reductions of valuation allowance	(193,629)	(330,665)	—
Foreign exchange translation adjustments	(125,113)	(25,324)	127,231
Balance at the end of the year	2,295,587	2,529,266	4,160,082

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the years from 2020 to 2024 are open to examination by the PRC tax authorities. The subsidiary in Germany is subject to the audit by federal, state, local and foreign income tax authorities. According to the statute of limitation, the German tax authorities may initiate additional audits of the tax years for 2020 through 2024. The subsidiary in United States is subject to US federal income tax examinations by the Internal Revenue Service ("IRS") for tax years ending December 31, 2022, 2023, and 2024. Under the Internal Revenue Code, the statute of limitations for the IRS to assess additional taxes generally expires three years from the later of the tax return filing date or its due date (including extensions). However, this period may be extended to six years in cases of substantial understatement of income (≥25% of gross income) or indefinitely in instances of fraud or failure to file a return.

(c)
Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

17.
EARNINGS (LOSS) PER SHARE

For the purpose of calculating earnings (loss) per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Restructuring as described in Note 1 took place at the beginning of the earliest period presented.

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Earnings (loss) per share—basic and diluted:
Numerator:
Net income (loss) attributable to the Company	1,609,959	(8,083,640)	(11,940,536)
Accretion of redeemable preference shares to redemption value	(1,528,789)	(2,377,429)	(1,162,826)
Undistributed earnings attributable to redeemable preferred shareholders and Series Seed preferred shareholders of the Company	(53,538)	—	—
Net income (loss) attributable to ordinary share of the Company —basic and diluted	27,632	(10,461,069)	—
Net loss attributable to Class A and Class B ordinary share of the Company —basic and diluted*	—	—	(13,103,362)
Denominator:
Weighted average number of ordinary shares outstanding	656,200,500	713,323,788	—
Weighted average number of Class A and Class B ordinary shares outstanding (a)	—	—	1,284,218,512
Weighted average number of vested restricted share units	—	—	2,995,255

Denominator used in computing earnings (loss) per share—basic and diluted	656,200,500	713,323,788	1,287,213,767 (b)
Earnings (loss) per ordinary share—basic and diluted (US$)	—	(0.01)	—
Earnings (loss) per Class A and Class B ordinary share—basic and diluted (US$)	—	—	(0.01)

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	As of December 31,
	2022	2023	2024
Redeemable preference shares	1,096,344,600	1,096,344,600	—
Series Seed preference shares	175,050,000	175,050,000	—
Financial liability	8,786,150	8,786,150	6,892,767 (c)
Convertible debts	—	199,710,898 (d)	—

a The Company has a dual-class share structure, with each Class A ordinary share carrying 1 vote and each Class B ordinary share carrying 10 votes. All share classes enjoy equal rights to dividends; therefore, the allocation of net profits is independent of voting rights.

b Vested but unregistered restricted share units are included in the denominator of basic earnings (loss) per share calculation once there were no further vesting conditions or contingencies associated with them, as they are not considered contingently issuable shares. Accordingly, the weighted average number of share of 2,995,255 are related to these restricted share units are included in the denominator for the computation of basic EPS for the year ended December 31, 2024.

c The warrants represent 0.2898% of the Company's equity interest, calculated on a fully diluted basis according to the warrant agreement.

d The conversion price used to calculate ordinary shares equivalents is RMB0.3964 per share. The exchange rate of RMB against US$ used was 7.0827, which was the exchange rate by the People’s Bank of China on December 31, 2023.

18.
RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has major transactions with:

(1)
Mr. Ding Rui, one of the Founders.
(2)
Zhichong Technology (Shenzhen) Co., Ltd (“Shenzhen Zhichong”), which is 49% owned by the Group.
(3)
Beijing Puyan Enterprise Management Co.,Ltd (“Beijing Puyan”), which is a related party of one of the Group’s shareholders.
(4)
Beijing Zhichong New Energy Technology Co., Ltd (“Zhichong New Energy”), which is 12% owned by the Group.
(5)
Mr. Hou Yifei, one of the Founders.

The Group mainly had the following transactions and balances with related parties:

(a)
Major transactions with related parties

		For the Years Ended December 31,
		2022	2023	2024
		US$	US$	US$
Issuance of loans to Beijing Puyan	(i)	—	—	1,404
Proceeds from repayment of loans to Beijing Puyan	(i)	1,435,833	2,886,378	54,762
Interest income from Beijing Puyan	(i)	173,376	6,709	1,571
Payment of interest free advance to Mr. Ding Rui	(ii)	244,092	270,823	—
Proceeds from collection of the advance to Mr. Ding Rui	(ii)	—	244,092	270,001
Purchase of materials from Shenzhen Zhichong	(iii)	117,676	70,698	428,046
Sell products to Zhichong New Energy	(iv)	64,549	406,373	1,690,196
Issuance of loans to Zhichong New Energy	(v)	—	94,738	—
Proceeds from repayment of loans to Zhichong New Energy	(v)	—	—	25,071
Interest free advances to two executive officers	(vi)	—	27,483	—
Proceeds from collection of advances to the two executive officers	(vi)	—	27,483	—
Interest free advance to Mr. Hou Yifei	(vii)	—	406,237	—
Proceeds from collection of the advance to Mr. Hou Yifei	(vii)	—	—	405,938

(b)
Balance of amounts due from related parties:

		As of December 31,
		2023	2024
		US$	US$
Beijing Puyan	(i)	354,777	298,254
Mr. Ding Rui	(ii)	271,487	—
Shenzhen Zhichong	(iii)	85,497	—
Zhichong New Energy	(iv)	551,286	1,917,418
Mr. Hou Yifei	(vii)	408,173	—
Total		1,671,220	2,215,672

(c)
Balance of amounts due to a related party

		As of December 31,
		2023	2024
		US$	US$
Shenzhen Zhichong	(iii)	—	125,748
Total		—	125,748

(i)
On March 22, 2021, the Board of Directors of X-Charge Technology approved a loan agreement between X-Charge Technology and Beijing Puyan, pursuant to which X-Charge Technology provided a two-year loan to Beijing Puyan in the amount of RMB30.3 million (equivalent to US$4.2 million) bearing interest at a rate of 3.85% per annum. The loans in the amount of RMB10 million (equivalent to US$1.4 million) was repaid by Beijing Puyan in December 2022, RMB20 million (equivalent to US$2.8 million) was repaid by Beijing Puyan in January 2023. RMB0.3 million (equivalent to US$55 thousand) was repaid by Beijing Puyan in January 2024 and July 2024. US$0.17 million, US$7 thousand and US$2 thousand interest income were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.
(ii)
In 2022, the Group provided interest-free advance in the amount of RMB1.7 million (equivalent to US$0.24 million) to Mr. Ding Rui for his personal use. The advance was fully collected by the Group in 2023.

In 2023, the Group provided interest-free advance in the amount of RMB1.9 million (equivalent to US$0.3 million) to Mr. Ding Rui for his personal use. The advance was fully collected by the Group in January 2024.

(iii)
The Group purchased certain types of EV chargers from Shenzhen Zhichong in the amount of US$0.12 million, US$71 thousand and US$0.4 million for the years ended December 31, 2022, 2023 and 2024, respectively. The outstanding balance of advances to Shenzhen Zhichong were US$85 thousand and nil as of December 31, 2023 and 2024, respectively, which were included in amounts due from related parties on the consolidated balance sheets. The Group received the EV chargers in the amount of US$85 thousand within two months subsequent to December 31, 2023. The outstanding balance of accounts payable to Shenzhen Zhichong were nil and US$0.1 million as of December 31, 2023 and 2024, respectively, which were included in amounts due to related party on the consolidated balance sheets.
(iv)
The Group sold certain types of EV chargers to Zhichong New Energy in the amount of US$65 thousand, US$0.4 million and US$1.7 million for the years ended December 31, 2022, 2023 and 2024, respectively. The outstanding balance of accounts receivable from Zhichong New Energy were US$457 thousand and US$1.9 million as of December 31, 2023 and 2024, respectively, which were included in amounts due from related parties on the consolidated balance sheets.
(v)
In October 2023, the Group provided a loan in the amount of RMB0.7 million (equivalent to US$0.1 million) to Zhichong New Energy with a simple interest rate of 6% per annum. The principal and accrued interest in the amount of RMB0.7 million (equivalent to US$0.1 million) shall be due within a year. In January 2024 and July 2024, total RMB0.2 million (equivalent to US$25 thousand) was repaid.
(vi)
In September 2023, the Group provided interest-free advances in the amount RMB0.2 million (equivalent to US$27 thousand) to other two executive officers for their personal use. The advances to the two executive officers were fully collected in September 2023.
(vii)
In 2023, the Group provided interest-free advance in the amount of RMB2.9 million (equivalent to US$0.4 million) to Mr. Hou Yifei for his personal use. As of December 31, 2024, all of the balance was collected.

19.
REVENUE INFORMATION

Revenues consisted of the following:

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Product revenues	28,744,806	38,052,093	41,506,620
Service revenues	678,734	459,559	697,040
Total revenues	29,423,540	38,511,652	42,203,660

The following summarizes the Group’s revenues from the following geographic areas (based on the locations of customers):

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Europe	18,180,788	30,211,836	19,411,490
PRC	4,256,382	4,750,919	6,067,038
Others*	6,986,370	3,548,897	16,725,132
Total revenues	29,423,540	38,511,652	42,203,660

*Others for the year ended December 31, 2024, primarily consisted of revenue of US$5,869,229 from customer in North America, US$8,736,141 from customer in South America, and US$2,119,762 from customers in various other unspecified countries.

The Group has elected the practical expedient in ASC 606-10-50-14(a) not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

20.
SUBSEQUENT EVENTS

On January 24, 2025, the Company granted 1,693,120 RSUs, representing 42,328 ADSs, to certain non-employee consultants pursuant to the 2023 Plan II. All of the RSUs vested immediately on the date of grant.

On April 11, 2025, the Company granted 57,533,280 RSUs, representing 1,438,332 ADSs, to certain non-employee consultants pursuant to the 2023 Plan II. All of the RSUs vested immediately on the date of grant.

On April 18, 2025, the Company adopted the 2025 Share Incentive Plan (the “2025 Plan”), under which the Company reserves 445,198,950 shares to motivate employees and non-employees. Shares granted to employees and non-employees under the 2025 Plan are generally subject to only service condition.

21.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of XCHG Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable convertible preference shares or guarantees of XCHG Limited, except for those which have been separately disclosed in the consolidated financial statements.

(a)
Condensed Balance Sheets

	As of December 31,	As of December 31,
	2023	2024
	US$	US$
ASSETS
Current assets
Cash	1,301,490	8,300,344
Amounts due from subsidiaries-current	17,239,775	8,162,028
Prepayments and other current assets	1,637,278	4,463,506
Total current assets	20,178,543	20,925,878
Non-current assets
Amounts due from subsidiaries-non-current	25,463,152	38,465,944
Total non-current assets	25,463,152	38,465,944
Total assets	45,641,695	59,391,822
LIABILITIES
Current liabilities
Convertible debts	12,516,331	—
Net liabilities in subsidiaries	13,966,796	18,194,078
Amounts due to a subsidiary	9,022,846	9,871,978
Accrued expenses and other current liabilities	155,404	1,816,882
Total current liabilities	35,661,377	29,882,938
Total liabilities	35,661,377	29,882,938
MEZZANINE EQUITY
Series Angel preference shares	1,176,340	—
Series Angel redeemable preference shares	1,176,340	—
Series A redeemable preference shares	8,043,015	—
Series A+ redeemable preference shares	3,795,370	—
Series B redeemable preference shares	25,825,948	—
Total mezzanine equity	40,017,013	—
SHAREHOLDERS’ (DEFICIT) EQUITY:
Ordinary shares	8,062	—
Class A ordinary shares	—	16,368
Class B ordinary shares	—	7,413
Series Seed preference shares	2,000,000	—
Additional paid-in capital	6,563,764	79,883,038
Accumulated other comprehensive income	1,824,365	1,975,487
Accumulated deficit	(40,432,886)	(52,373,422)
Total shareholders’ (deficit) equity	(30,036,695)	29,508,884
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	45,641,695	59,391,822

(b)
Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2023	2024
	US$	US$
Total operating expenses	(7,419,798)	(7,972,320)
Interest expense	(30,510)	(8,998)
Interest income	396	19,832
Share of profits (losses) in subsidiaries	829,431	(3,979,050)
Changes in fair value of convertible debts	(1,463,159)	—
Net loss	(8,083,640)	(11,940,536)
Accretion of redeemable convertible preferred shares to redemption value	(2,377,429)	(1,162,826)
Net loss attributable to ordinary shareholders of XCHG Limited	(10,461,069)	(13,103,362)

Net loss	(8,083,640)	(11,940,536)
Other comprehensive income	1,043,513	151,122
Total comprehensive loss	(7,040,127)	(11,789,414)

(c)
Condensed Statements of Cash Flows

	For the year ended December 31,
	2023	2024
	US$	US$
Net cash used in operating activities	(77,908)	(11,697,046)
Net cash (used in) provided by investing activities	(33,370,232)	365,100
Net cash provided by financing activities	34,749,595	18,330,800
Effect of foreign currency exchange rate changes on cash	35	—
Net increase in cash	1,301,490	6,998,854
Cash at the beginning of the year	—	1,301,490
Cash at the end of the year	1,301,490	8,300,344