Form 20-F
period 2025-12-31
XCHG Ltd
filed 2026-04-27
CIK 1979887

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc.
19121 Marketplace Avenue, Building 2-Suite 2-145
Kyle, TX 78640

(Address of principal executive offices)

Yifei Hou

Chief Executive Officer

Tel: +49 4057128593

E-mail: simon@xcharge.com

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

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

There were 2,901,565,362 ordinary shares, comprised of 2,160,310,915 Class A ordinary shares, par value US$0.00001 per share, and 741,254,447 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2025.

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
•
“XCharge North America” refers to XCharge Energy USA Inc.; and
•
“XCHG Limited,” the “company,” “we,” “our,” “ours,” “us” or similar terms refer to XCHG Limited, a Cayman Islands company, which includes its subsidiaries in the context of describing our consolidated financial information, business operations and operating data.

Unless otherwise noted, all translations from euro to U.S. dollars, from U.S. dollars to euro, from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at EUR1.1717 to US$1.00 and RMB7.0288 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any amounts could have been, or could be, converted into another currency, as the case may be, at any particular rate, the rates stated below, or at all.

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

ii

SPECIAL NOTE REGARDING Forward-Looking STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of the safe harbor provision of the United States Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission (the “SEC”) and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include information concerning possible or projected future results of our operations, including statements about potential acquisition or merger targets, strategies or plans; business strategies; prospects; future cash flows; financing plans; plans and objectives of management; any other statements regarding future cash needs, future operations, business plans and future financial results; and any other statements that are not historical facts. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential” and other words and terms of similar meaning or the negative of such terms.

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

Regulations in local jurisdictions where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us. Specifically, our subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, (“PRC GAAP”). Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries in China have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiary’s discretion. In addition, the full amount of a dividend distributed by our German subsidiary to us is generally subject to (final) German withholding tax at an aggregate rate of 26.375%.

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

Transfer of Funds and Other Assets

Cash may be transferred among XCHG Limited and our subsidiaries in the following manner: (i) funds may be transferred to our subsidiaries from the company as needed in the form of capital contributions or shareholder loans through intermediary holding companies, as the case may be; and (ii) dividends or other distributions may be paid by our subsidiaries to the company directly or through intermediary holding companies, as the case may be. Our operating subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. In the future, the company’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our subsidiaries. As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization.

We may engage in intra-group loans and transactions among the entities within our Group from time to time. Other than US$350,000 in loans to one of our subsidiaries for fund support in 2023, the cash transfers within our Group in connection with our restructuring in 2023 for our initial public offering and the US$400,000 loan to one of our subsidiaries in May 2025 and October 2025, respectively, as of the date of this annual report, XCHG Limited has not transferred any cash proceeds or other assets to any of our subsidiaries. Other than the restructuring in 2023, none of our subsidiaries have issued any dividends or distributions to their respective holding companies, including the company, nor have we issued any dividends or distributions to any investors of the company, as of the date of this annual report. As of December 31, 2025, there is US$564,425.04 outstanding balance of loans between the company and XCharge North America under applicable agreements to support its daily operations. We do not expect to pay dividends in the foreseeable future. In the future, cash proceeds raised from financing activities may be transferred by us through intermediary holding companies to our subsidiaries via capital contributions and shareholder loans, as the case may be, to meet the capital needs of our business operations. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to certain restrictions on currency exchange or outbound capital flows. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered capital and capital reserve accounts are also restricted from distribution. For details, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—PRC—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulations on Dividend Distributions,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. We also face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.”

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

As of the date of this annual report, we and our subsidiaries have not received any requirement from Chinese authorities to obtain permissions or approvals from the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) to conduct our daily business operations in China. In addition, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. In connection with our prior initial public offering and Nasdaq listing status, we have submitted the relevant filing documents with the CSRC and the CSRC published the notification on our completion of the required filing procedures for our initial public offering on December 27, 2023. In addition, we are required to complete the filing with the CSRC for our future overseas securities offerings under the CSRC Filing Rules. For details of related risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—The approval, filing or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.”

Securities Offering

Cybersecurity Review

On December 28, 2021, the CAC and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022. The Revised Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

We currently do not, and do not expect to in the near future, possess over one million users’ personal information. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Revised Cybersecurity Review Measures, and we have not received any warnings or sanctions in such respect from any regulatory authorities. Based on applicable PRC laws and regulations and our communication with the relevant PRC authority, as advised by Fangda Partners, our PRC legal counsel, we do not believe that we and our subsidiaries are subject to the cybersecurity review by the CAC with respect to our initial public offering. However, we cannot assure you that the CAC would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Revised Cybersecurity Review Measures, or if other regulations promulgated in relation to the Revised Cybersecurity Review Measures are deemed to apply to us, our securities offerings in the United States could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all, which could materially and adversely affect our business, financial condition, results of operations and prospects.

CSRC Filing

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), and five relevant guidelines on the application of Overseas Listing Trial Measures (collectively, the “CSRC Filing Rules”), effective on March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. Pursuant to Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. The “indirect overseas offering or listing” of PRC domestic companies refers to such securities offering or listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. We have submitted the relevant filing documents with the CSRC in connection with our initial public offering and the CSRC published the notification on our completion of the required filing procedures for our initial public offering on December 27, 2023.

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

Furthermore, we may be required to obtain additional licenses, permits, filings, registrations or approvals for business operations and securities offerings in the future. If we are found to be in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings, registrations or approvals, the relevant regulatory authorities would take action in dealing with such violations or failures in accordance with applicable laws and regulations. In addition, if we had inadvertently concluded that such licenses, approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such licenses, approvals, permits, registrations or filings in the future, we may be unable to obtain such necessary licenses, approvals, permits, registrations or filings in a timely manner, or at all, and such licenses, approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation, our securities offerings and the value of our securities. For risks relating to licenses and approvals required for business operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—The approval, filing or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.”

Implication of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023, which was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm from a jurisdiction where the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to conduct inspections and investigations for two consecutive years, the SEC will prohibit our ordinary shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer after we file our annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. In the event of such prohibition, our securities could potentially be delisted by the Nasdaq.

If our ordinary shares and the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations, financial condition and prospects. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—The ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect and investigate completely our auditor. The prohibition from trading the ADSs, or the threat of their being prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. Unless otherwise indicated, all the legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong.

Risks Related to Our Business

Risks and uncertainties related to our business, including but not limited to, the following:

•
We may not be able to manage our expected growth. If we fail to manage growth effectively, our business, results of operations, financial condition and prospects could be adversely affected.
•
Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for EVs.
•
Our limited operating history may make it difficult to predict our future prospects and the risks and challenges we may encounter in the rapidly evolving EV charger market.
•
The EV charger market is characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and thus adversely affect our business, results of operations, financial condition and prospects.
•
We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.
•
We currently face competition from a number of companies and expect to face significant competition in the future as the EV charger market develops.
•
Our future revenue growth will depend in significant part on our ability to increase sales of our products to our customers.
•
We rely on a limited number of suppliers and OEMs of certain key components for our products, such as batteries. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect our business, results of operations, financial condition and prospects.
•
We are dependent on a limited number of significant customers for a substantial portion of our revenues. The loss of any such customer, or a reduction in revenue generated from any such customer could have a material adverse effect on our business, results of operations, financial condition and prospects if they are not replaced by another large sales order.
•
We may be adversely affected by foreign currency fluctuations.
•
Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.
•
If we fail to offer high-quality products and services, or fail to maintain high availability of our products or services and strong user experience, our business and reputation will suffer.

Risks Related to Regulations

Risks and uncertainties related to regulations, including but not limited to, the following:

•
There are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate. In addition, such laws, rules and regulations are continually evolving.
•
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
•
The approval, filing or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

•
The audit report for the fiscal year ended December 31, 2023, which is included in this annual report, is prepared by our former auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past.
•
The ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect and investigate completely our auditor. The prohibition from trading the ADSs, or the threat of their being prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.

Risks Related to Our International Operations

We are also subject to risks and uncertainties related to our international operations including, but not limited to, the following:

•
We face risks associated with our international operations and supply chain, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.
•
Changes to trade policy, tariffs, and import/export regulations may adversely affect our business, results of operations, financial condition and prospects.

Risks Related to the ADSs

In addition to the risks described above, we are subject to risks related to the ADSs, including but not limited to, the following:

•
The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.
•
We may incur additional costs as a result of being a public company.
•
Our management team has limited experience managing a public company.
•
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

We have experienced continued growth in the past. For example, our revenue increased from US$38.5 million in 2023 to US$42.2 million in 2024. Although our revenue decreased to US$25.1 million in 2025, the growth in our business has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational, and financial resources, as well as our infrastructure. We plan to continue to expand our operations in the future. Our success will depend in part on our ability to manage this growth effectively and execute our business plan. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls, as well as our reporting systems and procedures.

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

Our growth is highly dependent upon the adoption of EVs both by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available EV models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Our revenues are driven in large part by EV users’ driving and charging behavior. Although demand for EVs has grown in recent years, there is no guarantee of continuing future demand. Direct current (“DC”) fast charging in particular may not develop as expected and may fail to attract projected market share of the EV charger market. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our growth would be reduced and our business, results of operations, financial condition and prospects would be harmed. The market for EVs could be affected by numerous factors, such as:

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

While many global original equipment manufacturers (“OEMs”) and several new market entrants have announced plans for new EV models, the lineup of EV models with increasing fast charging needs expected to come to market over the next several years may not materialize in that time frame or may fail to attract sufficient customer demand. Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect our business, results of operations, financial condition and prospects.

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

Estimates of future EV adoption in the world, the total addressable market, serviceable addressable market for our products and services, and the EV charger market in general are included in this annual report. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts relating to the size and expected growth of the target market, market demand, EV adoption across individual market verticals and use cases, capacity of automotive and battery OEMs and ability of charging infrastructure to address this demand and related pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for EV charger and future fast charging throughput or our market share capture are difficult to predict. The estimated addressable market may not materialize in the timeframe that we expect, if ever, and even if the markets meet our size and growth estimates, our business could fail to grow at similar rates.

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

As EV technologies change, we may need to upgrade or adapt our charging technologies and introduce new products and services in order to serve vehicles that have the latest technology (particularly battery technology), which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our margins could be adversely affected in some periods and our existing products could become obsolete more quickly than expected.

We cannot guarantee that any new products or services we develop will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products or services that meet customer requirements could damage our relationships with customers and lead them to seek alternative products or services. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to use our competitors’ products or services.

If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue could decline, we may experience higher operating losses and our business, results of operations, financial condition and prospects could be adversely affected.

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

We incurred selling and marketing expenses of US$6.4 million, US$10.3 million and US$10.7 million in 2023, 2024 and 2025, respectively. We expect to continue to invest to acquire new customers and increase sales to existing ones, but there is no assurance that we can attract new customers or that our existing customers will stay with us. Any failure to attract and retain customers in the future would adversely affect our business, results of operations, financial condition and prospects.

We rely on a limited number of suppliers and OEMs of certain key components for our products, such as batteries. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect our business, results of operations, financial condition and prospects.

We rely on a limited number of suppliers and OEMs to manufacture components for our products, and we may be unable to source reliable alternative or replacement suppliers and OEMs for certain components. In some cases, replacing the suppliers or OEMs would require re-certification of the chargers by relevant regulatory authorities. A catastrophic disruption affecting one or more of our OEMs due to pandemics or epidemics, accidents, fire, explosion, labor issues, extreme weather events, natural disasters, condemnation, cyberattacks, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on their production capabilities. In addition, unexpected failures, including as a result of power outages or similar disruptions outside of our control, could result in production delays or the loss of components or products in the equipment or machinery at the time of such failures. In the event of a supply shortage or major shipping disruption, we may not be able to increase capacity from other sources, or develop alternate or secondary sources, without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our suppliers is impacted by any supply shortages, price increases, or manufacturing, shipping or regulatory disruptions. For more information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our International Operations—We face risks associated with our international operations and supply chain, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.”

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

We are, and may continue to be, dependent on a limited number of significant customers for a substantial portion of our revenue. For example, in 2023, 2024 and 2025, revenue generated from our largest customer accounted for 42%, 23% and 11% of our total revenues for the same periods, respectively. We cannot be certain that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate similar revenues in any future period. We may lose one or more of our significant customers due to various factors, including but not limited to increased competition, material changes in such customers’ operations, breach of contract or policy, or any deterioration in our relationship with such customers. The loss or reduction in revenues generated from significant customers, any reduction, delay or cancellation of orders from one or more of our significant customers, or a decision by one or more of our significant customers to select products or services provided by a competitor, would significantly and adversely impact our business, results of operations, financial condition and prospects. Additionally, the failure of our significant customers to pay their current or future outstanding balances would increase our operating expenses and reduce our cash flows.

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

Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We rely on our sales and marketing teams to obtain new customers and grow our business. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with the requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to sales and marketing activities does not generate a significant increase in revenue.

If we fail to offer high-quality products and services, or fail to maintain high availability of our products or services and strong user experience, our business and reputation will suffer.

We offer a portfolio of customizable and environment-friendly products and comprehensive services catering to different and evolving needs in the EV era. Rapid and high-quality customer service is important so customers can receive reliable charging for their EVs. The importance of high-quality products and services will increase as we seek to expand our business and pursue new customers and geographies. If we do not quickly resolve issues and provide high-quality products and services, our ability to retain customers or sell additional products and services to existing customers could suffer and our brand and reputation could be harmed.

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

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service against online networks have become more prevalent and may occur on our systems. Any attempts by cyberattackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyberattacks. Even with the security measures implemented by us, such as managed security services that are designed to detect and protect against cyberattacks, and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyberattackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventative actions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

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

We face risks related to health pandemics and epidemics, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Health pandemics or epidemics may have a material adverse effect on our business, results of operations, financial condition and prospects. For example, during the outbreak of COVID-19, the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers was disrupted and a decrease in vehicle sales, including EV sales, occurred in markets around the world, which resulted in the decrease in the accompanying demand for our chargers. Because demand for our charging solutions is closely tied to EV adoption and usage, any adverse impact on EVs may in turn harm our business, results of operations, financial condition and prospects.

Additionally, in the event of a re-occurrence or outbreak of a health pandemic or epidemic, if we cannot effectively mitigate the risks posed by such health pandemic or epidemic, our operations will be adversely impacted. Health pandemics or epidemics could limit the ability of customers, suppliers, and utilities to perform, including by limiting the ability of third-party suppliers and OEMs to provide components used in chargers, which may have an adverse impact on our business.

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

Our financial performance is affected by the availability of qualified personnel and the cost of labor. An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers, OEMs or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. Although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs. The competition for skilled research and development, manufacturing, sales and other personnel is intense in the regions in which we operate. A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay, or both. Additionally, potential employees may seek remote work options that are unavailable for certain positions. If we are unable to hire and retain skilled research and development, manufacturing, sales and other personnel, our ability to execute our business plan, and our business, results of operations, financial condition and prospects, would suffer.

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

Competition for key employees can be intense, and the ability to attract, hire and retain such key employees depends on our ability to provide competitive compensation, culture and benefits. We may not be able to attract, assimilate, develop or retain qualified management, technical, engineering and sales personnel in the future, and failure to do so could adversely affect our business, results of operations, financial condition and prospects, including the execution of our global business strategy.

Changes to fuel economy standards or the success of alternative fuels may adversely impact the EV charger market and thus the demand for our products and services.

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

Our future growth depends on penetrating new markets, adapting existing products to new customer requirements, and introducing new products that achieve market acceptance. In 2023, 2024 and 2025, we incurred research and development expenses of US$4.1 million, US$12.2 million and US$7.1 million, respectively. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. Further, our research and development program may not produce successful results, and products in our product roadmap may not achieve market acceptance, create additional revenue or become profitable.

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

We are currently subject to income taxes in Europe, the United States and China. With the expansion of our business, we may in the future become subject to income taxes in other foreign jurisdictions. Our effective income tax rate could be adversely affected by a number of factors, including changes in deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction and changes in our operating results before taxes. We plan to regularly assess these matters to determine the adequacy of our tax liabilities. If any of our assessments are ultimately determined to be incorrect, our business, results of operations, financial condition and prospects could be materially adversely affected.

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

In connection with the audit of our consolidated financial statements for the year ended December 31, 2025 included elsewhere in this annual report, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements. For details, see “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” Our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address such weaknesses and deficiencies in our internal control over financial reporting. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We have adopted a series of share incentive plans, including the 2023 Share Incentive Plan, the 2023 Share Incentive Plan II and the 2025 Share Incentive Plan (collectively, the “Prior Plans”) and the 2026 Share Incentive Plan (the “2026 Plan”), for the purpose of granting share-based compensation awards to our key employees, directors, and other eligible persons.

Effective as of March 9, 2026, we terminated the Prior Plans and ceased making awards thereunder. All awards previously granted under the Prior Plans remain outstanding and continue to be governed by their respective terms and applicable award agreements. As of that date, (i) 150,000,000 shares were authorized under the 2023 Share Incentive Plan, all of which had been granted and vested, (ii) 445,198,950 shares were authorized under the 2023 Share Incentive Plan II, of which 347,515,344 had been granted, 304,386,024 shares had vested, 6,454,200 shares had forfeited and 36,675,120 remained outstanding, and (iii) 445,198,950 shares were authorized under the 2025 Share Incentive Plan, of which 445,198,950 had been granted and vested.

On March 9, 2026, we adopted the 2026 Plan, pursuant to which the maximum aggregate number of ordinary shares we are authorized to issue is 1,492,028,626, and 1,600,000 of such share awards have been granted as of March 31, 2026. See “Item 6. Directors, Senior Management and Employees—6. B. Compensation—Share Incentive Plans.” In addition, we may adopt additional share incentive plans in the future.

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

We have recorded negative cash flows from operating activities historically. In 2023, 2024 and 2025, we recorded negative cash flow of US$5.6 million, negative cash flow of US$7.2 million and negative cash flow of US$7.5 million, respectively, from operating activities. As of December 31, 2025, we had US$11.4 million in cash and cash equivalents. We cannot assure you that we will not experience cash outflows in the future, which may adversely affect our business, financial condition, results of operations and prospects.

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

The approval, filing or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We are subject to certain CSRC filing requirements. On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation or the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange (“SAFE”) jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), effective on September 8, 2006, which were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

The PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—PRC—Regulations Relating to Overseas Listing” for more details. On February 17, 2023, the CSRC promulgated the CSRC Filing Rules, effective on March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. Pursuant to Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. The “indirect overseas offering or listing” of PRC domestic companies refers to such securities offering or listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering or listing shall be determined as an indirect overseas offering or listing by a domestic company: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in PRC, or its main place(s) of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the guidelines on the application of Overseas Listing Trial Measures, where an issuer submits a confidential application for offering and listing to competent overseas regulators, such issuer may submit an explanation to the CSRC at the time of filing and apply for postponement of publication of the filing information, and such issuer shall notify the CSRC within three business days after the application documents for offering and listing are published overseas. We have submitted the relevant filing documents with the CSRC in connection with our initial public offering and the CSRC published the notification on our completion of the required filing procedures for our initial public offering on December 27, 2023.

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

On December 28, 2021, the CAC and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022. The Revised Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

We currently do not, and do not expect to in the near future, possess over one million users’ personal information. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Revised Cybersecurity Review Measures, and we have not received any warnings or sanctions in such respect from any regulatory authorities. Based on applicable PRC laws and regulations and our communication with the relevant PRC authority, as advised by Fangda Partners, our PRC legal counsel, we do not believe that we and our subsidiaries are subject to the cybersecurity review by the CAC with respect to our initial public offering. However, we cannot assure you that the CAC would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Revised Cybersecurity Review Measures, or if other regulations promulgated in relation to the Revised Cybersecurity Review Measures are deemed to apply to us, our securities offerings in the United States could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The audit report for the fiscal year ended December 31, 2023, which is included in this annual report, is prepared by our former auditor, which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past.

Our former auditor, the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2023, which is included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such firms’ compliance with the applicable professional standards. Our former auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

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

The ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect and investigate completely our auditor. The prohibition from trading the ADSs, or the threat of their being prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.

Pursuant to the HFCAA, which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm from a jurisdiction where the PCAOB is unable to conduct inspections and investigations for two consecutive years, the SEC will prohibit our ordinary shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 16, 2021, the PCAOB issued the 2021 Determinations, pursuant to which it notified the SEC of its determination. On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is an accounting firm based in New York that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’

Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In addition, pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. We and our executive officers and other employees, who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options, are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on their ability to exercise their stock options or remit proceeds gained from sale of their stock into the PRC.

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

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which was amended in 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

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
•
the European, U.S., Chinese and foreign government taxes, regulations, and permit requirements;

•
fluctuations in foreign currency exchange rates and interest rates;
•
the European, U.S., Chinese and foreign government trade restrictions, tariffs, and price or exchange controls;
•
compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our services and products in certain international markets;
•
attract, recruit, and retain talents internationally;
•
the European, U.S., Chinese and foreign labor laws, regulations, and restrictions;
•
the European, U.S., Chinese and foreign laws, regulations, and restrictions related to constructions, environment protection, real properties, and intellectual properties;
•
changes in diplomatic and trade relationships;
•
political instability, natural disasters, war or events of terrorism; and
•
the strength of international economies.

If we fail to successfully address these risks, our business, results of operations, financial condition and prospects could be materially harmed.

Changes to trade policy, tariffs, and import/export regulations may adversely affect our business, results of operations, financial condition and prospects.

Changes in global political, regulatory and economic conditions, or in laws and policies governing foreign trade, manufacturing, development, and investment in the territories or countries where we currently purchase components, seek to offer our solutions, or conduct our business, could adversely affect our business, results of operations, financial condition and prospects. The United States has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. For example, in April 2025, the United States imposed a 10% tariff on most countries, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. As of the date of this annual report, the United States and China have imposed significant tariffs on goods imported from one another, and tariff rates remain subject to change. These policies have contributed to volatility and uncertainty in the global economy and financial markets. We do not believe that such tariffs have had a material impact on our business operations to date, but as relevant policies are rapidly evolving, their potential future impact remains uncertain. Additionally, such geopolitical conflicts may also lead to fluctuations in currency exchange rates, increased procurement costs and declines in trading prices of our ordinary shares and the ADSs. In extreme cases, such conflicts could result in economic downturns that materially and adversely impact our operations.

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

The SEC, the U.S. Department of Justice (the “U.S. DOJ”) and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoing. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the company as a whole.

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

In addition, we conduct our business operations in multiple jurisdictions in addition to the United States. The SEC, the U.S. DOJ and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers. Additionally, our public shareholders may have limited rights and few practical remedies in the other jurisdictions where we operate, as shareholder claims that are common in the United States, including class action suits based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many other jurisdictions.

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

As of March 31, 2026, Mr. Yifei Hou, our director and chief executive officer, and Mr. Rui Ding, our chairman and chief technology officer, beneficially owned all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 22.73% of our total issued and outstanding share capital and 74.63% of the aggregate voting power of our total issued and outstanding share capital. Mr. Yifei Hou, as a result of his sole voting power and the shared voting power resulting from arrangement under acting-in-concert agreement entered into in August 2023, beneficially owns all of our issued Class B ordinary shares. As a result, Mr. Yifei Hou has the ability to control the outcome of matters submitted to the shareholders for approval, and we are a “controlled company” within the meaning of the Nasdaq rules.

As a result of this dual-class share structure and the concentration of control, Mr. Yifei Hou and Mr. Rui Ding have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our executive officers, directors, and principal shareholders and their affiliated entities together beneficially owned approximately 90.28% of the voting power of our outstanding ordinary shares as of March 31, 2026. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. It may also limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill (determined in large part by reference to our market capitalization), we do not believe we were a PFIC for our 2025 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to our market capitalization, which has declined since our initial public offering, and which may continue to decline or be volatile). We currently hold a substantial amount of cash. While that continues to be the case, we may be or become a PFIC for any taxable year if our market capitalization declines or fluctuates. Accordingly, we cannot assure U.S. Holders (as defined below in “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations) in the ADSs or Class A ordinary shares that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder owns the ADSs or Class A ordinary shares, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased taxes on gains and certain distributions as well as reporting requirements. U.S. Holders should consult their tax advisers regarding our possible status as a PFIC. See “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

There could be adverse U.S. federal income tax consequences to certain U.S. investors that own at least 10% of the ADSs or our Class A ordinary shares (directly or indirectly).

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

We are not expected to be a CFC. However, the determination of CFC status is complex and includes certain stock attribution rules under U.S. tax laws in effect for certain taxable years that begin before January 1, 2026 (the “Downward Attribution Rules”), pursuant to which our non-U.S. subsidiaries would be expected to be treated as constructively controlled by our U.S. subsidiary and therefore treated as CFCs for such taxable years. The Downward Attribution Rules were amended as part of the One Big Beautiful Bill Act (the “OBBBA”) that was enacted on July 4, 2025. Effective for taxable years of foreign corporations beginning after December 31, 2025, the OBBBA amendments generally prohibit downward attribution from a foreign person, such as the Company, to its non-U.S. subsidiaries for purposes of determining United States shareholder and controlled foreign corporation status. Consequently, the Company’s non-U.S. subsidiaries generally are not expected to be treated as controlled foreign corporations for taxable years beginning after December 31, 2025 solely as a result of the Company’s ownership of U.S. subsidiaries.

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

As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; (iii) an audit committee composed of at least three members; (iv) regularly scheduled executive sessions with only independent directors each year and (v) shareholder approval for the adoption of and any material amendment to equity incentive plans. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

XCHG Limited (formerly known as Xevd Limited) was incorporated in the Cayman Islands on December 16, 2021.

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

Our principal executive offices are located at XCharge Europe GmbH, Heselstücken 18, 22453 Hamburg, Germany and XCharge Energy USA Inc, 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640. Our telephone numbers at these addresses are +49 4057128593 and +1 5122149159, respectively. Our registered office in Cayman Islands is at the offices of ICS Corporate Services (Cayman) Limited of Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands.

For a discussion of our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—5.B Liquidity and Capital Resources.”

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

4.B. Business Overview

We offer comprehensive EV charging solutions which primarily include the DC fast chargers named the C6 series and the C7 series, the advanced battery-integrated DC fast chargers including Net Zero Series (“NZS”) and GridLink (designed specifically for the North American grid), as well as our accompanying services. Our integrated solution combining proprietary charging technology, energy storage technology and accompanying services significantly improves EV charging efficiency and unlocks the value of energy storage and management. We were a leading high power charger supplier in Europe by sales volume in 2025. As of the date of this annual report, we have begun the commercial deployment of our NZS solution in Europe and Asia. Customers of NZS solutions include EV manufacturers, global energy players and charge point operators. We have also begun the commercial deployment of our GridLink solution in Europe and the United States.

The increasing adoption of EV and renewable energy has brought fundamental changes to the demand and supply of electricity. Not only has electricity demand increased in aggregate, but peak demand patterns have also changed. In addition, the intermittent nature of renewable energy generation has led to greater energy supply fluctuation. As a result, there is an imminent need for energy storage solutions to balance electricity demand and supply in order to increase energy utilization and reduce the pressure of grids.

As a pioneer in the EV charger industry, we believe EV charging is essentially an energy management business that uses innovative technologies and creative solutions to tackle energy problems. Leveraging our established fast charging technology, as well as our in-house proprietary energy storage system (“ESS”) technology, we have pioneered unique advanced battery-integrated EV charging solutions, including NZS and GridLink. NZS and GridLink chargers integrate DC fast chargers with lithium-ion batteries and our proprietary energy management system, storing power when it is generally more available (for example, during nighttime) and discharging power when the demand is high (for example, during daytime).

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

Our NZS and GridLink solutions are designed with a Battery-to-Grid (“B2G”) function. It enables energy to be purchased during off-peak hours at lower prices, and sold back to the grid during peak hours at higher prices, enabling operators to generate profit even if no vehicle is charging. With this important feature, our customers can achieve a return even before considering the utilization of the EV charger itself. This increases the overall return on investment for our customers. At the core of our NZS and GridLink solutions is our proprietary EMS, which automatically optimizes energy supply and usage across the grids, batteries and EVs.

As we pursue the digitalization of EV charging solutions, our proprietary software system aims to provide customers with comprehensive solutions catering to different and evolving needs in the EV era, as well as to offer superior user experience. Our software system features an intuitive user interface, where our customers can monitor and control every key detail of the charging network easily, including real-time safety monitoring, traffic settings, and data analysis. We offer upgrades to our software system over-the-air to provide more functions and enhance user experience.

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

We have established global presence with offices, research and development (“R&D”) centers and sales centers in Europe, the Americas and Asia. We currently deploy our solutions primarily in Europe while we also recognize revenue from other regions, including the United States, China, Brazil and Chile. As of December 31, 2025, our R&D team included 85 personnel based in the United States, Germany and China. For production, we primarily rely on OEMs to manufacture our products. By using OEMs, we are able to commercialize our products with quality assurance at a higher speed and lower upfront costs. It also gives us greater flexibility to adjust and scale up according to demand.

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

The following table sets forth a summary of the key features of our charging products:

Model	Peak Output	Number of Charging Guns	Battery Storage	Bi-directional Charging
C6	200 kW	Two	\	\
C7	480 kW	Two	\	\
NZS	210 kW	Two	466 kWh	√
GridLink	194 kW / 300 kW (under testing and certification)	Two	430 kWh	√

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

In 2023, 2024 and 2025, we delivered 1,688, 1,963 and 797 DC fast chargers, respectively.

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

As of the date of this annual report, we have begun the commercial deployment of our NZS solution in Europe and Asia. Customers of NZS solutions include EV manufacturers, global energy players and charge point operators.

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

Energy Management System (“EMS”)

We have developed the advanced EMS, which encompasses various energy-related functions. For example, EMS supports the bi-directional charging functions such as battery-to-grid and vehicle-to-grid, making it possible to transmit energy both from grid to batteries or vehicles, as well as reverse transmission from vehicles or batteries to grid. The bi-directional charging function helps reduce the power demand for the grid in peak hours while providing economic energy strategy to customers. In addition, EMS features different energy management modes with different charging and discharging settings among which our customers can flexibly adjust, allowing them to optimize their strategy based on business needs.

Our Blue-Chip Customers

Our customers primarily include energy customers and charge point operators. We have also expanded our customer base to a broader group, including EV manufacturers and EV fleets. Specifically, as of the date of this annual report, we have begun the commercial deployment of our NZS solution in Europe and Asia. Customers of NZS solutions include EV manufacturers, global energy players and charge point operators. We have also begun the commercial deployment of our GridLink solution in the United States and Europe. Going forward, we expect to further enhance our cooperation with existing and potential customers across different regions, thereby establishing a strong presence globally.

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

Sales and Marketing

Our solutions are sold in over 30 countries and regions across Europe, North America, Asia, Africa, Australia, and South America as of the date of this annual report. We currently have a field sales force that maintains business relationships with our customers and develops new sales opportunities through lead generation and marketing. We have established a professional direct sales team primarily based in Europe and the Americas. We actively promote our latest research and development achievements to attract customers and generate more revenue. In addition, we participate in various industry conferences to display our sample products, which help us extend our customer reach. We typically enter into framework agreements with our customers which set forth the parties’ intent to cooperate. Pursuant to such framework agreements, customers place purchase orders to us from time to time, which set forth the details of the separately negotiated purchased amount and product specifications, based on which we prepare delivery.

Manufacturing and Supply Chain

We design our charging products in-house. For production, we primarily rely on OEMs to manufacture our products. For products manufactured by OEMs, we are primarily responsible for the procurement of hardware components, which will be installed at the OEMs. To maintain the high quality of our products, we have established a set of strict quality assurance standards for our OEMs, and have a quality assurance team on-site to oversee the entire manufacturing process. Our chargers shall undergo multiple tests, including security, electromagnetic compatibility, function and environmental tests, to prove safety and reliability of the charging equipment before deployment. We believe that our arrangement with OEMs is able to satisfy our current business needs. In addition, we are expanding our facility capabilities to further support R&D activities for battery energy storage systems (“BESS”) and direct current fast charging (“DCFC”) applications.

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

To optimize our supply chain management, we are exploring opportunities to enter into framework supply agreements with some key suppliers to strengthen our supply base. In line with our global expansion, we will also explore opportunities to engage additional suppliers to strengthen our supplier diversity. As of December 31, 2025, we have not experienced material disruptions in the sources and availability of raw materials.

Research and Development

We have invested a significant amount of time and expense into development of our charging technologies and products. Our R&D centers are located in Germany and China, and our R&D team consists of 85 people with background in engineering, software development, and design, among others, as of December 31, 2025. Our R&D focus remains on innovating and optimizing charging technology to maintain our competitive edge. We follow a market-oriented research and development approach to optimize our existing solutions and develop advanced solutions.

Intellectual Property

We rely on a combination of trademark, fair trade practice, intellectual property laws, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. As of December 31, 2025, we had 70 patents, 20 copyrights and 51 trademarks.

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

We recognize the importance of contributing to sustainable development for the benefit of our society and environment, and our products and services promote the use of environmentally friendly technology. We are subject to environmental laws and regulations which govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all applicable requirements under applicable environmental laws and regulations. Dedicated for sustainable development, we closely monitor carbon emissions in product manufacturing. Based on our calculation, the total carbon footprint of our C6 series charger during its life cycle is approximately 11 tCO2e per unit.

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

Competition

The European DC fast charger market is highly competitive and fragmented. XCHG Limited is one of the leading manufacturers by sales volume in the European DC fast charger market in 2025.

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

Within our primary target market, the German internal market, the principle of free movement of goods applies. When importing goods from, and exporting goods to, non-EU countries, we will have to comply with national and European foreign trade and customs regulations.

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

Within the EU, compliance with applicable European and national competition laws is monitored by the European Commission and in some cases the national competition authorities. German national competition law is primarily codified in the German Act against Unfair Competition (Gesetz gegen den unlauteren Wettbewerb). The EU’s antitrust rules are set out in Articles 101 and 102 of the Treaty on the Functioning of the European Union (“TFEU”). Article 101(1) of the TFEU prohibits anticompetitive agreements to the extent they are not otherwise exempted by Article 101(3) of the TFEU. Article 102 TFEU prohibits the abuse of a dominant position. Article 107 (1) TFEU prohibits the granting of state aid.

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

PRC

Regulations Relating to Corporate Governance and Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law which was promulgated by the Standing Committee of the National People’s Congress in December 1993, with the most recent amendment adopted in December 2023. The revised Company Law came into effect in July 2024, and the revisions thereof include, among other things, strengthening the fiduciary duties of the directors, supervisors and senior management, optimizing the governance mechanism of PRC companies. The revised Company Law also stipulates that the subscribed capital contributions in a limited liability company shall be fully paid by the shareholder(s) within five years since the incorporation date of such company. The Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law promulgated by the State Council in July 2024 further specify some transitional arrangements for companies established prior to June 30, 2024. The PRC Company Law applies to both domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law of the PRC (the “ PRC Foreign Investment Law”), which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investment” refers to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the PRC Foreign Investment Law of the PRC (the “Implementing Rules”) with effect from January 1, 2020 to ensure the effective implementation of the PRC Foreign Investment Law. The Implementing Rules provide that foreign-invested enterprises that invest in the PRC shall be governed by the PRC Foreign Investment Law and the Implementing Rules.

The PRC Foreign Investment Law and the Implementing Rules stipulate that the PRC implements a system of pre-entry national treatment plus negative list for the administration of foreign investment. “Pre-entry national treatment” means the treatment given to foreign investors and their investment at the market accessing stage being not less favorable than that given to domestic investors and their investment. “Negative list” means the special administrative measures stipulated by the State for foreign investment’s access to specific areas. Foreign investors shall not invest in any area where foreign investment is prohibited as set out in the negative list; foreign investors shall meet the conditions prescribed in the negative list before investing in any area where foreign investment is restricted. Thus, the PRC grants national treatment to foreign investment outside the negative list. The currently effective negative list is published by the National Development and Reform Commission and the Ministry of Commerce on April 8, 2024, which became effective on November 1, 2024.

Pursuant to the PRC Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce and the State Administration for Market Regulation, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the Ministry of Commerce shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports, including initial reports, change reports, deregistration reports and annual reports.

Regulations Relating to Import and Export of Goods

Pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on May 12, 1994 which came into effect on July 1, 1994 and amended on April 6, 2004 and November 7, 2016, respectively, foreign trade business operators engaging in the import or export of goods or technology must go through the record filing and registration formalities with the Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Commerce) or the agency entrusted by the Ministry of Commerce. According to the Foreign Trade Law of the PRC amended and effective on December 30, 2022 and last amended on December 27, 2025 which came into effect on March 1, 2026, foreign trade business operators engaging in the import and export of goods or technologies are not required to go through the aforementioned record filing and registration formalities any more from December 30, 2022.

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

On May 28, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China (the “PRC Civil Code”), which took effect on January 1, 2021. Under the PRC Civil Code, if a product is found to be defective and to compromise the personal and property security of others, the victim may require compensation to be made by the manufacturer or the seller of the product. Where any manufacturer or seller knowingly produces or sells defective products or fails to take effective remedial measures in accordance with the PRC Civil Code and thus causes death or serious damage to the health of another person, such person shall be entitled to claim punitive damages. If the transporter or storekeeper is responsible for the matter, the manufacturer or seller shall have the right to demand compensation for its losses.

Regulations Relating to Cybersecurity and Data Security

According to the Cybersecurity Law of the PRC (the “PRC Cybersecurity Law”), promulgated by the SCNPC on November 7, 2016 and which came into effect on June 1, 2017 and last amended on October 28 , 2025 and took effect on January 1, 2026, network operators shall take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of networks, respond to cybersecurity incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. The PRC Cybersecurity Law also stipulates that China adopts classified system for cybersecurity protection, under which network operators are required to fulfill relevant obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and to prevent network data from being disclosed, stolen or tampered.

On July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system. On December 28, 2021, the CAC and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced the previous version. Pursuant to these measures, the purchase of network products and services by a critical information infrastructure operator or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

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

In addition, the competent governmental authorities shall notify the operators if such operators are determined as critical information infrastructure operators. On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “PRC Data Security Law”) with effect from September 1, 2021. The PRC Data Security Law establishes a data classification and hierarchical protection system depending on the importance of the data in economic and social development, and the damage caused to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022, a data processor shall declare security assessment for its outbound data transfer if: (i) where a data processor provides critical data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) any other circumstances prescribed by the CAC. Any failure to comply with such requirements may subject to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-Border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstance to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which further set forth the circumstances that are exempted from, and thresholds for, performing the security assessment or filing procedures for cross-border data transfer under these measures. Furthermore, on October 14, 2025, the CAC and the SAMR jointly promulgated the Measures for the Certification of the Outbound Transfer of Personal Information which took effect on January 1, 2026 and outlines the requirements for personal information processors to conduct cross-border transfer of personal information by obtaining certification for outbound transfer of personal information from qualified certification entities.

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

Criminal Law of the PRC, as amended on December 29, 2023 and took effect on March 1, 2024, prohibits institutions, companies and their employees from selling or otherwise infringement of a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.

According to the PRC Cybersecurity Law, a network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.

According to the Personal Information Protection Law of the PRC, which was promulgated by the SCNPC on August 20, 2021 and came into effect on November 1, 2021, personal information shall be handled in accordance with the principles of lawfulness, legitimacy, necessity and good faith, and it is not allowed to handle personal information by misleading, fraud, coercion or otherwise. It creates a range of compliance obligations and sets forth specific requirements on protection of electronic and non-electronic information which is related to identified or identifiable natural persons. Under the Personal Information Protection Law of the PRC, in case of any personal information processing, individual prior consent must be obtained except in other circumstances stipulated therein to the contrary. Further, any data processing activities in relation to sensitive personal information, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts, personal information of teenagers under fourteen years old and other personal information once leaked or illegally used might easily lead to the infringement of personal dignity or harm of personal and property safety, are only allowed provided such activities are purpose-specified, highly necessary and strictly protected. Personal information processors who use personal information on automated decision-making must ensure the transparency of decision-making and the fairness and impartiality of the results and may not impose unreasonable differential treatment in terms of transaction prices and other transaction conditions. In addition, cross-border personal information transmission is restricted unless certain requirements in the Personal Information Protection Law have been satisfied, including security review organized by the national cyberspace department and other conditions specified by the laws, regulations and the national cyberspace department.

Regulations on Construction Project, Environmental Protection, Work Safety and Fire Control

Regulations on Construction Project

Pursuant to the Administrative Measures for the Approval and Filing of Enterprise Investment Projects promulgated by National Development and Reform Commission on March 8, 2017 and last amended on March 23, 2023 which took effect on May 1, 2023, any fixed-asset investment project invested and constructed in China shall be subject to the approval or filing procedures with the relevant bureaus of the Development and Reform Committee of China.

Pursuant to the Urban and Rural Planning Law of the People’s Republic of China as promulgated in 2007 and last amended in 2019, a License for the Planning of Construction Projects from the municipal planning authority should be obtained by constructor.

The constructor shall apply for a Construction Work Commencement License from the relevant construction authority in accordance with the Construction Law of the People’s Republic of China (the “PRC Construction Law”), which was promulgated by the SCNPC in 1997 and last amended in 2019, and the Regulations on Administration regarding Permission for Commencement of Construction Works promulgated by the Ministry of Construction in 1999 and last amended in 2021 by Ministry of Housing and Urban-Rural Development. In addition, pursuant to the PRC Construction Law and the Regulation on the Quality Management of Construction Projects promulgated by the State Council in 2000 and last amended in 2019, a construction project shall not be delivered before passing the acceptance examination.

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

Regulations Relating to Intellectual Property

Regulations on Copyright

Pursuant to the Copyright Law of the PRC (the “PRC Copyright Law”), which was promulgated by the SCNPC and last amended on November 11, 2020 with effect from June 1, 2021, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. Under the PRC Copyright Law, the term of protection for copyrighted software is 50 years. The Regulations on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provide specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specify the liabilities of various entities for violations, including copyright holders, libraries and internet service providers. The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on February 20, 2002, regulate registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China are designated as the software registration authority. The Copyright Protection Center of China grants registration certificates to the computer software copyrights applicants which meet the relevant requirements.

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

Regulations Relating to Tax

Regulations on Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC, which was promulgated by the SCNPC and last amended on December 29, 2018, and the Implementation Rules to the Enterprise Income Tax Law of the PRC, which were promulgated by the State Council and last amended on December 6, 2024, enterprises are classified as either resident enterprises or non-resident enterprises. The income tax rate for resident enterprises, including both domestic-invested and foreign-invested enterprises, shall typically be 25%. Non-resident enterprises which have not established agencies or offices in China, or which have established agencies or offices in China but whose income has no association with such agencies or offices shall pay enterprise income tax on its income deriving from inside China at the reduced rate of 10%.

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

According to the Announcement on Relevant Tax and Fee Policies to Further Support the Development of Small and Micro Enterprises and Individual Entrepreneurs which took effect on January 1, 2023, jointly issued by the Ministry of Finance and the State Taxation Administration, for the small and micro enterprises, the annual taxable income shall be deducted to 25% and the income tax shall be calculated at the rate of 20%. The above-mentioned small and micro enterprises refer to those enterprises that are engaged in industries not restricted or prohibited by the state and meet certain conditions, including annual taxable income not exceeding RMB3,000,000, number of employees not exceeding 300, and total assets not exceeding RMB50,000,000. The implementation period of this tax preferential policy ends on December 31, 2027.

Regulations on Value-added Tax

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, and on December 25, 2025, the State Council promulgated the Regulations for the Implementation of the PRC Value-added Tax Law, both of which took effect on January 1, 2026. The PRC Value-Added Tax Law and the Regulations for the Implementation of the PRC Value-added Tax Law replaced the previous Provisional Regulations on Value-added Tax and their implementing rules. According to the Value-Added Tax Law, the VAT rates applicable to general taxpayers are 13%, 9%, 6% and 0%, and the VAT rate for calculating and paying VAT using the simplified tax calculation method is 3%.

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

According to the SAFE Circular 37, which was promulgated by SAFE on July 4, 2014 with effect from the same day, domestic residents shall register with the local branch of SAFE for foreign exchange registration of overseas investment before contributing the domestic and overseas lawful assets or interests into a special purpose vehicle (the “SPV”), and to update such registration in the event of any change of basic information of the registered SPV or major changes in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions. The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and resident individual) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing”; “Round Trip

Investment” refers to “the direct investment activities carried out by a domestic resident directly or indirectly via a SPV, i.e., establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests.”

On February 13, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “SAFE Circular 13”), which came into effect on June 1, 2015. According to the SAFE Circular 13, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of a local branch of SAFE. The SAFE Circular 13 simplifies some procedures relating to foreign exchange for direct investments. On March 30, 2015, SAFE promulgated the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”), which came into effect from June 1, 2015. According to the SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement or the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local branch of SAFE (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. Furthermore, the SAFE Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “SAFE Circular 16”), which came into effect on the same day. Pursuant to the SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. The SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. The SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws.

On October 23, 2019, SAFE issued the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (the “SAFE Circular 28”), which came into effect on the same day. The SAFE Circular 28 allows all foreign-invested enterprises to make equity investment in the PRC using their capital, with genuine investment projects and subject to compliance with the negative list. Following the SAFE Circular 28, SAFE, together with other competent PRC government authorities on relevant occasions, has successively issued a series of circulars and notices to deepen the reform of cross-border trade and investment foreign exchange management and promote facilitation. These policies mainly cover multiple aspects: permitting qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises in specified regions to borrow foreign debt on their own within a certain limit; restructuring asset realization account of capital accounts to the settlement account of capital accounts, enabling direct remittance of foreign exchange funds from an equity transfer received by a domestic equity transferor from domestic parties and overseas listing proceeds into such accounts with discretionary use by the accountholder; canceling registration requirements for domestic reinvestment by foreign-invested enterprises and narrowing the negative list for capital account income use; and regulating the overseas listing fund management of domestic enterprises, including registration requirements and fund use and remittance rules.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both domestic companies and foreign-invested companies, and the PRC Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies (the “Stock Option Rules”). Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Overseas Listing Trial Measures, effective on March 31, 2023. According to the Overseas Listing Trial Measures, companies in mainland China that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. The Overseas Listing Trial Measures also provide that PRC domestic companies that have already directly or indirectly offered and listed securities in overseas markets shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

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

Transfer of Funds and Other Assets

See “Item 3. Key Information—Transfer of Funds and Other Assets.”

4.D. Property, Plant and Equipment

Our principal executive offices are located in Germany and the United States. Our sales center is located in Germany and our R&D centers are located in Germany and the PRC. As of December 31, 2025, we leased our premises in Germany, the PRC and the United States with an aggregate floor area of approximately 4,276 square meters under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In addition, we plan to develop our U.S. Technical Headquarters to support the continued development of advanced capabilities across microgrid solutions, energy storage systems, and software platforms. This expansion is expected to begin in or around 2026, with the final scope and timeline to be determined, and will be financed through proceeds from our initial public offering and other funding sources. Upon completion, the expanded facility is expected to significantly enhance our engineering, product development, and software innovation capabilities, enabling us to better serve the evolving needs of the U.S. market. By strengthening our local technical infrastructure, we aim to accelerate innovation, improve system integration, and deliver more responsive, regionally optimized solutions. This initiative reflects our ongoing strategy to deepen our technological leadership and align with emerging opportunities in distributed energy and grid modernization.

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

Introduction and commercialization of new products and services

The introduction and commercialization of new products and services are important to our results of operations and financial condition. For example, the NZS and GridLink chargers are anticipated to serve as a critical cornerstone of our future financial performance, and the continued promotion of NZS and GridLink chargers is expected to exert a material impact on our financial performance. As of the date of this annual report, we have begun the commercial deployment of our NZS solution in Europe and Asia. We have also begun the commercial deployment of our GridLink solution in the United States and Europe. Customers of NZS solutions and GridLink solutions include EV manufacturers, global energy players and charge point operators. The release of innovative products, such as the NZS and GridLink chargers, is poised to provide us with entry to previously untapped markets and clienteles, thereby fostering potential growth in our future revenue streams.

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

Diverse revenue sources and additional revenue streams

We have established multiple sources of revenue, which include the initial sales of products, and recurring revenue from accompanying services, including software system upgrades and hardware maintenance. As the number of installed chargers grows, we expect recurring revenue to account for an increasing portion of our total revenue. In addition, with the B2G function, our NZS and GridLink solutions have already begun generating revenue and are expected to continue contributing increased revenue going forward.

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

Key Components of Results of Operations

Revenues

We derive our revenues from two sources, namely (i) product revenues; and (ii) service revenues. In 2023, 2024 and 2025, our revenues amounted to US$38.5 million, US$42.2 million and US$25.1 million, respectively. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Revenues	(in thousands, except for percentages)
Product revenues	38,052	98.8	41,507	98.3	24,026	95.7
Service revenues	460	1.2	697	1.7	1,074	4.3
Total	38,512	100.0	42,204	100.0	25,100	100.0

Product revenues. We generate revenues from the sales of our products. We typically recognize the revenue at a point in time when the products are accepted by customers. In 2023, 2024 and 2025, our product revenues amounted to US$38.1 million, US$41.5 million and US$24.0 million, respectively, representing 98.8%, 98.3% and 95.7% of our total revenues in the same periods, respectively. The year-over-year decrease in 2025 was mainly due to external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions, contributing to a softer order volume in 2025.

Service revenues. Complementary to the initial sales of products, we also offer accompanying services throughout the entire life cycle, including both software system upgrades and hardware maintenance. We start to charge our customers for the services after an inclusion period of one to three years following the sale. We typically recognize the revenue over the period of such services on a straight-line basis. In 2023, 2024 and 2025, most of our products sold were still within the inclusion period of one to three years following the sale. Our service revenues amounted to US$0.5 million, US$0.7 million and US$1.1 million in 2023, 2024 and 2025, respectively, representing 1.2%, 1.7% and 4.3% of our total revenues in the same periods, respectively. As the number of installed chargers grows, we expect recurring service revenues to account for an increasing portion of our total revenues in the long run.

See “Item 4. Information on the Company—4.B. Business Overview—Our Solutions” for details about how we generate our revenues.

Cost of Revenues

Our cost of revenues consists of the costs and expenses that are directly related to providing our products and services to our customers. These costs and expenses include (i) cost of products sold, (ii) shipping costs, (iii) share-based compensation, and (iv) others. In 2023, 2024 and 2025, our cost of revenues amounted to US$20.9 million, US$21.0 million and US$13.5 million, respectively, representing 54.4%, 49.7% and 53.8% of our revenues in the same periods, respectively. The following table sets forth our cost of revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Cost of revenues	(in thousands, except for percentages)
Cost of products sold	18,143	47.1	18,038	42.7	11,053	44.0
Shipping costs	964	2.5	855	2.0	864	3.4
Share-based compensation	—	—	549	1.3	28	0.1
Others(1)	1,831	4.8	1,539	3.7	1,558	6.3
Total	20,938	54.4	20,981	49.7	13,503	53.8

Note:

(1)
Primarily consist of warranty costs, write-downs of inventories and other costs.

We expect our cost of revenues to increase in absolute amount in line with our expansion of business and customer base growth, and to decrease as a percentage of our revenues in the long run through economies of scale and improvement of operating efficiency.

Gross Profit

Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin. In 2023, 2024 and 2025, our gross profit was US$17.6 million, US$21.2 million and US$11.6 million, respectively, and our gross margin was 45.6%, 50.3% and 46.2%, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses. In 2023, 2024 and 2025, our operating expenses amounted to US$24.5 million, US$33.3 million and US$44.3 million, respectively, representing 63.7%, 78.9% and 176.6% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Operating expenses	(in thousands, except for percentages)
Selling and marketing expenses	6,433	16.7	10,343	24.5	10,704	42.6
Research and development expenses	4,061	10.6	12,159	28.8	7,071	28.2
General and administrative expenses	14,025	36.4	10,790	25.6	26,559	105.8
Total	24,519	63.7	33,292	78.9	44,334	176.6

Selling and marketing expenses. Selling and marketing expenses consist of (i) staff cost in relation to selling and marketing activities, (ii) share-based compensation, and (iii) other selling and marketing expenses. In 2023, 2024 and 2025, our selling and marketing expenses amounted to US$6.4 million, US$10.3 million and US$10.7 million, respectively, representing 16.7%, 24.5% and 42.6% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our selling and marketing expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Selling and marketing expenses	(in thousands, except for percentages)
Staff cost	4,329	11.2	5,658	13.4	5,997	23.9
Share-based compensation	—	—	1,767	4.2	255	1.0
Others(1)	2,104	5.5	2,918	6.9	4,452	17.7
Total	6,433	16.7	10,343	24.5	10,704	42.6

Note:

(1)
Primarily consist of consulting service fees, advertising costs and promotion expenses, business entertainment expenses, traveling expenses, rental and depreciation in relation to selling and marketing functions, and other expenses. Consulting service fees mainly include a promotion service provided in 2025 amounting to US$1.8 million.

Research and development expenses. Research and development expenses consist of (i) staff cost in relation to research and development activities, (ii) outsourcing development expense, (iii) share-based compensation, and (iv) other research and development expenses. In 2023, 2024 and 2025, our research and development expenses amounted to US$4.1 million, US$12.2 million and US$7.1 million, respectively, representing 10.6%, 28.8% and 28.2% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our research and development expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Research and development expenses	(in thousands, except for percentages)
Staff cost	3,147	8.2	3,460	8.2	3,782	15.1
Outsourcing development expense	—	0.0	5,593	13.2	1,621	6.5
Share-based compensation	—	0.0	2,308	5.5	353	1.4
Others(1)	914	2.4	798	1.9	1,315	5.2
Total	4,061	10.6	12,159	28.8	7,071	28.2

Note:

(1)
Primarily consist of certification expenses, testing expenses, and other expenses.

General and administrative expenses. Our general and administrative expenses consist of (i) share-based compensation, (ii) staff cost in relation to general and administrative activities, (iii) professional expenses paid to professional consultants, (iv) foreign currency exchange loss (gain) resulting from the exchange difference in remeasuring foreign currencies to the functional currency as of the relevant dates, (v) losses of credit impairment, (vi) issuance cost of the convertible debts, and (vii) other general corporate expenses. In 2023, 2024 and 2025, our general and administrative expenses amounted to US$14.0 million, US$10.8 million and US$26.6 million, respectively, representing 36.4%, 25.6% and 105.8% of our revenues in the same periods, respectively. The following table sets forth a breakdown of our general and administrative expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
General and administrative expenses	(in thousands, except for percentages)
Share-based compensation	7,457	19.4	2,406	5.7	20,306	80.9
Staff cost	2,097	5.4	2,435	5.8	2,465	9.8
Professional expenses	2,989	7.8	3,628	8.6	2,342	9.3
Losses of credit impairment	192	0.5	44	0.1	821	3.3
Issuance cost of the convertible debts	429	1.1	—	—	—	—
Foreign currency exchange (gain) loss	(481)	(1.2)	620	1.5	(1,173)	(4.7)
Other general corporate expenses	1,342	3.5	1,657	3.9	1,798	7.2
Total	14,025	36.4	10,790	25.6	26,559	105.8

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC

Our subsidiaries in China are companies incorporated under PRC laws and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008 and last amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to VAT at a rate of 6% on the services we provide and 13% on goods sold. Our PRC subsidiaries are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands company, we may receive dividends from our PRC subsidiary through Xcharge HK Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits (“SAT Circular 35”), which became effective on

January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Xcharge HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiary, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If XCHG Limited or any of our subsidiaries outside China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Germany

Our subsidiary in Germany is subject to German corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total tax rate of 15.825%. The current German corporate income tax rate shall be gradually reduced from 2028 onwards, from the current 15% to 14% in 2028, 13% in 2029, 12% in 2030, 11% in 2031, and 10% from 2032 onwards (in each case plus 5.5% solidarity surcharge on such tax).

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

On July 4, 2025, OBBBA was enacted, significantly amending U.S. federal tax law, including changes to international tax provisions, expensing of research and experimental expenditures, depreciation, and interest deduction rules. The company does not expect the OBBBA to have a material impact on its effective tax rate.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	38,512	100.0	42,204	100.0	25,100	100.0
Cost of revenues	(20,938)	(54.4)	(20,981)	(49.7)	(13,503)	(53.8)
Gross profit	17,574	45.6	21,223	50.3	11,597	46.2
Operating expenses:
Selling and marketing expenses	(6,433)	(16.7)	(10,343)	(24.5)	(10,704)	(42.6)
Research and development expenses	(4,061)	(10.6)	(12,159)	(28.8)	(7,071)	(28.2)
General and administrative expenses	(14,025)	(36.4)	(10,790)	(25.6)	(26,559)	(105.8)
Total operating expenses	(24,519)	(63.7)	(33,292)	(78.9)	(44,334)	(176.6)
Operating loss	(6,518)	(16.9)	(12,031)	(28.5)	(32,616)	(129.9)
Loss before income taxes	(8,084)	(21.0)	(11,941)	(28.3)	(32,503)	(129.5)
Net loss	(8,084)	(21.0)	(11,941)	(28.3)	(32,503)	(129.5)
Comprehensive loss	(7,040)	(18.3)	(11,789)	(27.9)	(32,585)	(129.8)

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenues

Our revenues decreased by 40.5% from US$42.2 million in 2024 to US$25.1 million in 2025, primarily driven by external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions, contributing to a softer order volume in 2025.

Product revenues

Our revenues generated from sales of products decreased by 42.1% from US$41.5 million in 2024 to US$24.0 million in 2025, mainly driven by external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions, contributing to a softer order volume in 2025.

Service revenues

Our revenues generated from services were US$0.7 million and US$1.1 million in 2024 and 2025, respectively.

Cost of Revenues

Our cost of revenues decreased by 35.6% from US$21.0 million in 2024 to US$13.5 million in 2025. The year-over-year decrease was largely in line with the decrease in revenue.

Gross Profit

As a result of the foregoing, our gross profit decreased by 45.4% from US$21.2 million in 2024 to US$11.6 million in 2025. The year-over-year decrease in gross margin was mainly driven by the increased sales volume of relative spare parts, which have a lower margin than EV chargers.

Operating Expenses

Our operating expenses increased by 33.2% from US$33.3 million in 2024 to US$44.3 million in 2025, primarily reflecting the increases in our selling and marketing expenses and general and administrative expenses, partially offset by a decrease in research and development.

Selling and marketing expenses

Our selling and marketing expenses increased by 3.5% from US$10.3 million in 2024 to US$10.7 million in 2025. The increase was mainly attributable to the increase in expenses for product promotion, partially offset by share-based compensation. Our selling and marketing expenses as percentages of total revenues increased from 24.5% in 2024 to 42.6% in 2025, reflecting the increase in expenses for product promotion.

Research and development expenses

Our research and development expenses decreased by 41.8% from US$12.2 million in 2024 to US$7.1 million in 2025. The decrease was mainly attributable to (i) the decrease in outsourcing development expense of US$4.0 million for the advanced charging system due to the gradual completion of this project, and (ii) the decrease in share-based compensation of US$2.0 million for key research and development employees. Despite the decrease in absolute amount, our research and development expenses as percentages of total revenue remained relatively stable, moving from 28.8% in 2024 to 28.2% in 2025, which indicates that we have continued to maintain our strategic commitment to research and development activities amid changes in revenue scale.

General and administrative expenses

Our general and administrative expenses increased by 146.1% from US$10.8 million in 2024 to US$26.6 million in 2025, mainly attributable to the increase in share-based compensation of US$17.9 million for directors, executives, certain employees and non-employee consultants, partially offset by foreign currency exchange loss (gain) and professional expenses. Our general and administrative expenses as percentages of total revenues increased from 25.6% in 2024 to 105.8% in 2025, mainly resulting from the increase in the absolute amount in general and administrative expenses due to the aforementioned reasons.

Changes in Fair Value of Financial Instruments

Our changes in fair value of financial instruments changed from a loss of US$87.8 thousand in 2024 to a gain of US$127.9 thousand in 2025, mainly due to the decreased fair value of warrants.

Interest Expenses

We recorded interest expenses of US$0.2 million and US$0.2 million in 2024 and 2025, respectively.

Interest Income

We recorded interest income of US$0.2 million and US$0.2 million in 2024 and 2025, respectively.

Income Tax Expense

We recorded nil income tax expense in 2024 and 2025, respectively.

Net Loss

As a result of the foregoing, we recorded net loss of US$32.5 million in 2025, as compared to net loss of US$11.9 million in 2024.

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

Net Loss

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

The following table reconciles our adjusted net income (loss) for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income (loss):

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net loss	(8,084)	(11,941)	(32,503)
Add:
Share-based compensation	7,457	7,031	20,942
Changes in fair value of financial instruments	1,472	88	(128)
Gain on extinguishment of convertible debts	—	(233)	—
Adjusted net income (loss)	845	(5,055)	(11,689)

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from financing activities and operating activities. As of December 31, 2025, we had US$11.4 million in cash and cash equivalents. Our cash and cash equivalents are primarily denominated in Renminbi, Euros and US dollars, which amounted to US$1.8 million, US$3.4 million and US$6.2 million as of December 31, 2025, respectively. As of December 31, 2025, all of our cash and cash equivalents denominated in Renminbi are located in the PRC, while our cash and cash equivalents denominated in Euros and US dollars located in the PRC amounted to US$1.6 million and US$7.4 thousand, respectively, and those held outside the PRC amounted to US$1.8 million and US$6.1 million, respectively. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Regulations—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” We do not believe that such restrictions on foreign exchange would have a material impact on the net assets and liquidity of our company or any of our subsidiaries. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

On January 30, 2026, we entered into a sales agreement with A.G.P./Alliance Global Partners (the “Sales Agent”), pursuant to which we may offer and sell, from time to time, our American depositary shares, each representing 40 Class A ordinary shares. Any such offers and sales would be made pursuant to our effective shelf registration statement on Form F-3 and prospectus supplement, relating to the offer and sale of up to an aggregate of US$12,800,000 in ADSs (the “ATM Program”). Under the sales agreement, the Sales Agent may sell the ADSs by any method permitted by law deemed to be an “at-the-market offering,” and is required to use commercially reasonable efforts consistent with its normal trading and sales practices. We are not obligated to sell any ADSs under the agreement. We intend to use any proceeds from such sales for working capital and general corporate purposes, including financing our research and development, operations and capital expenditures. As of March 31, 2026, we have sold a nominal amount of ADSs under the ATM Program for gross proceeds of approximately $25,000.

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

The following table presents our consolidated cash flow data for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(5,576)	(7,202)	(7,527)
Net cash provided by (used in) investing activities	2,266	(534)	(1,499)
Net cash provided by (used in) financing activities	10,743	19,150	(4,327)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(411)	(333)	487
Net increase (decrease) in cash, cash equivalents and restricted cash	7,022	11,081	(12,866)
Cash, cash equivalents and restricted cash at the beginning of the year	8,670	15,693	26,774
Cash, cash equivalents and restricted cash at the end of the year	15,693	26,774	13,908

Operating activities

Net cash used in operating activities was US$7.5 million in 2025. The difference between our net loss of US$32.5 million and the net cash used in operating activities was mainly due to (i) share-based compensation expenses of US$20.9 million in relation to the 15,517,965 ADSs we granted in 2025 under the 2023 Share Plan II and 2025 Share Plan and the amortization of the shares we granted in December 2024 under the 2023 Share Plan II, (ii) a decrease in accounts receivable of US$4.7 million, primarily attributable to our measures to accelerate collection of payments, (iii) a decrease in prepayments and other assets of US$2.9 million, primarily attributable to less prepayments to vendors; partially offset by (i) a decrease in accounts payable of US$2.1 million, primarily attributable to faster payment to suppliers, and (ii) an increase in inventories of US$1.8 million, reflecting stockpiling in preparation for upcoming customer orders.

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

Investing activities

Net cash used in investing activities was US$1.5 million in 2025, which was primarily attributable to loans provided to third parties and cash paid for purchase of property and equipment and intangible assets.

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

Financing activities

Net cash provided by financing activities was US$4.3 million in 2025, which was primarily attributable to (i) repayment of short-term bank borrowings of US$6.8 million, (ii) payment for initial public offering (“IPO”) costs and follow-on financing of US$1.8 million; partially offset by proceeds from short-term bank borrowings of US$4.2 million.

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

In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10.0 million (US$1.4 million). In October 2020, in connection with the loan agreement, X-Charge Technology issued warrants to an affiliate of SPD Silicon Valley Bank to purchase 0.542% of X-Charge Technology’s equity interest at an exercise price at RMB2.0 million (US$0.3 million) in aggregate or purchase 8,786,150 ordinary shares of the company at the option of the holder of such warrants on a fully diluted basis. The warrants are exercisable upon issuance and expires in October 2027. The warrants have not been exercised as of

December 31, 2025. See Note 11 to the Consolidated Financial Statements appended to this annual report for details.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 primarily include our operating lease commitments, capital expenditures, and working capital requirements.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements.

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(US$ in thousands)
Operating lease commitments(1)	1,957	642	613	220	482

Note:

(1)
Represents obligations under lease agreements for our office premises.

Our capital expenditures are incurred primarily in connection with purchase and improvement in property and equipment. We recorded capital expenditures of US$526 thousand, US$614 thousand and US$677 thousand in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering and follow-on offering. We will continue to make capital expenditures to meet the expected growth of our business.

In addition, on June 20, 2023, X-Charge Technology entered into a convertible loan investment agreement with Shell Ventures Company Limited (“Shell Ventures”), where Shell Ventures provided X-Charge Technology a convertible loan in a total principal amount of RMB15,000,000 with a simple interest computed at a rate of 10% per annum. Pursuant to an adjustment agreement dated May 27, 2024, the loan was to become due and payable 180 days following the consummation of a qualified IPO (as defined in the Investors’ Rights Agreement). The Company’s IPO in September 2024, with proceeds of not less than US$20 million, constituted a qualified IPO, and accordingly the loan became due and payable on March 9, 2025. As of the date of this annual report, the loan has not been repaid and remains outstanding in the aggregate amount of RMB17.6 million (approximately US$2.5 million), including accrued interest. The outstanding principal amount has been accruing interest at a simple rate of 12% per annum since March 9, 2025 (the date of default) and will continue to do so until full repayment is made.

As detailed in Notes 8 and 9 to the consolidated financial statements appended to this annual report, on October 28, 2025, X-Charge Technology received a formal notice of arbitration from the China International Economic and Trade Arbitration Commission. The notice states that a claim was filed by Shell Ventures seeking repayment of the outstanding principal and interest totaling RMB16.71 million (equivalent to US$2.33 million), plus default interest accruing at an annual rate of 12% from March 10, 2025, as well as recovery of its legal fees and arbitration costs. The claim also demands joint and several liability from us, our German subsidiary, and our founders, Mr. Ding Rui and Mr. Hou Yifei. In connection with this matter, as of December 31, 2025, the Group had recognized a provision of RMB17.6 million (approximately US$2.5 million) for outstanding principal, accrued interest, and default interest accrued up to the balance sheet date, and had restricted cash of RMB16.9 million (approximately US$2.4 million) due to asset preservation measures on certain bank accounts. As of the date hereof, the arbitration is pending, and no hearing has been scheduled. The Group concluded that the ultimate outcome of this arbitration would not have a material adverse effect on the Group's results of operations, consolidated financial condition, or cash flows.

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

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Holding Company Structure

See “Item 3. Key Information—Holding Company Structure.”

5.C. Research and Development, Patents and Licenses, etc.

We have developed a plethora of proprietary technologies that differentiate us from our peers. For example, we have developed the advanced energy management system (“EMS”), which encompasses the full range of energy-related functions, including energy storage and B2G technology, integrating energy generation, conversion and bi-directional utilization in one system. In addition, EMS intelligently adapts to different charging scenarios and automatically adjusts the charging and discharging settings. We have obtained and maintained intellectual property protection for our products and technologies, which we believe is fundamental to our long-term success. Our R&D focus remains on innovating and optimizing charging technology to maintain our competitive edge. We follow a market-oriented research and development approach to optimize our existing solutions and develop advanced solutions. See “Item 4. Information on the Company—4.B. Business Overview—Research and Development,” “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property,” and “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations—Operating Expenses—Research and Development Expenses.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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
•
Discount for lack of marketability (“DLOM”): DLOM was quantified by the Finnerty’s Average-Strike put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on our projected earnings and cash flows. However, the determination of the fair value of our ordinary shares requires complex and subjective judgments to be made, which will not be necessary once the ADSs begin trading.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yifei Hou	38	Chief Executive Officer and Director
Joel Adalberto Gallo	53	Chief Financial Officer
Aatish V Patel	30	President
Alexander Jacob Urist	33	Vice President
Albina Iljasov	36	Head of Europe
Javier Lázaro	35	Head of Sales Europe
Rui Ding	39	Chairman, Chief Technology Officer
Rodney James Huey	82	Independent Director
Alberto Méndez Rebollo	48	Independent Director

Yifei Hou has served as our director and chief executive officer since May 2015. From June 2014 to September 2015, Mr. Hou served as project manager at Tesla APAC. Mr. Hou graduated from the University of Toronto with a bachelor’s degree.

Joel Adalberto Gallo has served as our chief financial officer since September 2025. Prior to joining our company, Mr. Gallo served as the chief financial officer of HD EDU from February 2023 to August 2025. Prior to that, he was the chief financial officer of CoinTiger from July 2022 to January 2023. Prior to that role, Mr. Gallo was the chief financial officer of ETAO International Group from March 2021 to May 2022, and the chief executive officer of Columbia China League Business Advisory Co. from November 2019 to February 2021. From April 2013 to October 2019, Mr. Gallo served as co-founder and principal of GLS Group LLC, responsible for providing management consulting services to financial sector firms. Mr. Gallo is an adjunct professor at New York University and Shanghai University of Finance and Economics. He received a B.A in finance from Binghamton University, a M.A. in international relations from Tufts University and an M.P.A. from Columbia University.

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

Alexander Jacob Urist joined our company in May 2022 and currently serves as our vice president responsible for the company’s marketing. Prior to joining our company, Mr. Urist worked as the head of business development at SupChina Inc. from September 2018 to May 2022. From October 2016 to September 2018, Mr. Urist worked as an associate in business development at Magellan Research Group. Prior to that, Mr. Urist worked at Ascension Capital Group from May 2015 to July 2016, during which period he worked as a director in transactions. Mr. Urist holds a bachelor of arts degree in mandarin and economics from Kenyon College.

Albina Iljasov joined our company in September 2021 and currently serves as our head of Europe, responsible for business operations and growth in the European market. Prior to this role, Ms. Iljasov served as head of sales and business development – Europe. Before joining our company, Ms. Iljasov worked as a business development manager for the DACH region at EVBox from February 2020 to September 2021. From May 2018 to February 2020, Ms. Iljasov worked in regional sales at E.ON Drive, the e-mobility unit of E.ON.

Javier Lázaro joined our company in 2021 and currently serves as our Head of Sales Europe, responsible for driving commercial strategy and business development across the European market. Prior to joining our company, Mr. Lázaro worked at EVBox from 2018 to 2021, during which period he served as Sales Manager for Southern Europe. From 2017 to 2018, Mr. Lázaro worked at Alstom, where he held the position of Bid Cost manager. Mr. Lázaro holds both a Bachelor of Science and a Master of Science degree in industrial engineering with a focus in economics and management from the Universidad Politécnica de Madrid.

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

6.B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of US$1.0 million in cash to our executive officers, and we paid an aggregate of US$0.2 million cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For equity incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

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

Share Incentive Plans

2023 Share Incentive Plan II

We adopted the 2023 Share Incentive Plan II (the “2023 Share Plan II”), in August 2023. The purposes and the terms of the 2023 Share Plan II were substantially the same as those of the 2023 Share Incentive Plan, as in effect prior to its termination effective as of March 9, 2026.

Under the 2023 Share Plan II, the maximum aggregate number of ordinary shares we were authorized to issue pursuant to equity awards granted thereunder is 445,198,950. As of March 9, 2026, 347,515,344 of the share awards for the 445,198,950 ordinary shares have been granted and 6,454,200 ordinary shares have been forfeited pursuant to the 2023 Share Plan II.

Effective as of March 9, 2026, we terminated the 2023 Share Plan II and ceased making awards thereunder. All awards previously granted under the 2023 Share Plan II remain outstanding and continue to be governed by its terms and applicable award agreements.

The following paragraphs summarize the terms of the 2023 Share Plan II, as in effect prior to its termination effective as of March 9, 2026:

Plan Administration. The 2023 Share Plan II was administered by the board of directors of the company (the “Board”) or a person appointed by the Board.

Types of Awards. The 2023 Share Plan II permitted the awards of restricted share units.

Eligibility. Persons eligible to participate in the 2023 Share Plan II included (i) full-time employees of the company, its parents, subsidiaries and any person in or of which the company or a subsidiary holds a substantial economic interest or possesses the power to direct the management policies directly or indirectly (the “Group Member”), who were senior management or key employees as determined by the administrator of the 2023 Share Plan II; and (ii) directors and any person (other than an employee or a director) who was engaged by a Group Member to render consulting or advisory services to a Group Member, such as consultants.

Term of Awards. Each award under the 2023 Share Plan II was evidenced by award agreements that set forth the conditions and limitations for each award which may include the grant of awards, vesting schedule, termination, vesting procedures, and other terms of the awards.

Duration, Amendment and Termination. The 2023 Share Plan II was to remain in effect for a term of ten (10) years from the effective date. The Board had the authority to terminate, amend or modify the 2023 Share Plan II; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required, and (b) shareholder approval was required for any amendment to the 2023 Share Plan II that (i) increased the number of shares available under the 2023 Share Plan II (other than any adjustment related to changes in capital structure), (ii) resulted in a material increase in benefits or a change in eligibility requirements. Except as provided in the 2023 Share Plan II or any award agreements, no amendment, modification, suspension or termination of the 2023 Share Plan II would, without the consent of the grantee, impair any rights or obligations under any award theretofore granted.

Transfer Restrictions. Unless otherwise determined by the administrator and so provided in the applicable award agreements, no awards and any interest therein could be sold, pledged, assigned, transferred or disposed of in any manner other than by will or the laws of descent and distribution, or pursuant to domestic relations order, and were not subject to execution, attachment or similar process. In the event that the administrator in its sole and absolute discretion made an award transferable, the transferability was subject to all requirements under the applicable laws or stock exchange rules.

Change in Control. Following a change in control, the Board may generally determine, (i) whether the remaining unvested awards could vest and the period within which such awards shall vest, (ii) to cancel and exchange such awards for an amount of cash equal to the amount that could have been attained upon the vesting of such award, or (iii) to have outstanding awards assumed, converted or replaced by the surviving or successor entity, with appropriate adjustments. If the value of an award that is terminated in connection with a change in control is zero or negative at the time of such change in control, the Board may terminate an award without payment of consideration.

Effective as of March 9, 2026, we terminated the 2023 Share Plan II and ceased making awards thereunder. All awards previously granted under the 2023 Share Plan II remain outstanding and continue to be governed by its terms and applicable award agreements.

2025 Share Incentive Plan

We adopted the 2025 Share Incentive Plan (the “2025 Share Plan”) in April 2025. The purposes and the terms of the 2025 Share Plan were substantially the same as those of the 2023 Share Plan II, as in effect prior to its termination effective as of March 9, 2026.

Under the 2025 Share Plan, the maximum aggregate number of ordinary shares we were authorized to issue pursuant to equity awards granted thereunder is 445,198,950. As of March 9, 2026, 445,198,950 of the share awards for the 445,198,950 ordinary shares have been granted pursuant to the 2025 Share Plan.

Effective as of March 9, 2026, we terminated the 2025 Share Plan and ceased making awards thereunder. All awards previously granted under the 2025 Share Plan remain outstanding and continue to be governed by its terms and applicable award agreements.

2026 Share Incentive Plan

We adopted the 2026 Share Incentive Plan II (the “2026 Share Plan”) in March 2026. The purposes and the terms of the 2026 Share Plan are substantially the same as those of the 2023 Share Plan II and the 2025 Share Plan, as in effect prior to their termination effective as of March 9, 2026.

Under the 2026 Share Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 1,492,028,626. As of March 31, 2026, 1,600,000 of the share awards for the 1,492,028,626 ordinary shares have been granted pursuant to the 2026 Share Plan.

The following table summarizes, as of December 31, 2025, the number of ordinary shares underlying RSUs granted during the year ended December 31, 2025 to our directors and executive officers.

	Class A Ordinary Shares Underlying Share Awards Granted	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Yifei Hou	335,962,107	N/A(1)	July 2025	N/A
Joel Adalberto Gallo	4,000,000	N/A(1)	August 2025	N/A
Aatish V Patel	20,775,960	N/A(1)	August 2025	N/A
Rui Ding	187,541,724	N/A(1)	July 2025	N/A

(1)
No exercise price with respect to restricted share units held by such individual(s).

6.C. Board Practices

Board of Directors

Our board of directors consists of four directors, including two independent directors, namely Rodney James Huey and Alberto Méndez Rebollo. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practices” for certain corporate governance matters. Mr. Yifei Hou controls a majority of our total voting power, and as such, we are a “controlled company” as defined under the Nasdaq rules. For so long as we remain a controlled company under that definition, we are also permitted to elect to rely on certain exemptions from corporate governance rules. Currently, we do not utilize the exemptions available for controlled companies, but rely on the exemption available for foreign private issuers to follow our home country governance practices instead. We rely on the “home country practice” exemptions from the requirement that a majority of our board of directors must be independent directors, the requirement that the audit committee be composed of at least three members and the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors.

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

Audit Committee. Our audit committee consists of Rodney James Huey and Alberto Méndez Rebollo, and is chaired by Rodney James Huey. We have determined that Rodney James Huey and Alberto Méndez Rebollo satisfy the requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Rodney James Huey qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yifei Hou, Rui Ding and Alberto Méndez Rebollo and is chaired by Yifei Hou. We have determined that Alberto Méndez Rebollo satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yifei Hou, Rui Ding and Alberto Méndez Rebollo, and is chaired by Alberto Mendez Rebollo. We have determined that Alberto Méndez Rebollo satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

6.D. Employees

We had a total of 177 employees as of December 31, 2025. Our employees are primarily located in Germany, the United States and China. The following table sets forth the numbers of our employees categorized by function:

Function	Number of Employees
Research and development	85
Sales and delivery	29
Manufacturing	29
After-sales	14
General and administrative	20
Total	177

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026, by:

•
each of our directors and executive officers; and
•
each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 3,261,147,362 ordinary shares outstanding as of March 31, 2026, including (i) 2,519,892,915 Class A ordinary shares issued and outstanding, which includes 340,000,000 Class A ordinary shares issued to the depositary as a reserve in relation to the ATM Program that are legally issued but are treated as escrowed shares; and (ii) 741,254,447 Class B ordinary shares. This amount excludes vested RSUs that were fully settleable and pending issuance. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes.

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

	Ordinary Shares Beneficially Owned as of March 31, 2026
	Class A Ordinary Shares†		Class B Ordinary Shares		Total Ordinary Shares		Aggregate Voting Power
	Number	%**	Number	%**	Number	%**	%***
Directors and Executive Officers:††
Yifei Hou(1)	335,962,107	13.3%	296,417,032	40.0%	632,379,139	19.4%	33.2%
Joel Adalberto Gallo	—	—	—	—	—	—	—
Aatish V Patel(2)	17,575,160	*	—	—	17,575,160	*	*
Alexander Jacob Urist	*	*	—	—	*	*	*
Albina Iljasov	*	*	—	—	*	*	*
Javier Lázaro	*	*	—	—	*	*	*
Rui Ding(3)	187,541,724	7.4%	444,837,415	60.0%	632,379,139	19.4%	46.7%
Rodney James Huey	—	—	—	—	—	—	—
Alberto Méndez Rebollo	2,127,283	*	—	—	2,127,283	*	*
All directors and executive officers as a group	551,315,514	21.9%	741,254,447	100.0%	1,292,569,961	39.6%	80.2%
Principal Shareholders:
Entities affiliated with Yifei Hou(1)	335,962,107	13.3%	296,417,032	40.0%	632,379,139	19.4%	33.2%
Entities affiliated with Rui Ding(3)	187,541,724	7.4%	444,837,415	60.0%	632,379,139	19.4%	46.7%
Beijing Foreign Economic and Trade Development Guidance Fund L.P.(4)	260,180,400	10.3%	—	—	260,180,400	8.0%	2.6%
GGV Entities (5)	259,035,600	10.3%	—	—	259,035,600	7.9%	2.6%
Shell Ventures Company Limited(6)	198,442,800	7.9%	—	—	198,442,800	6.1%	2.0%
Zhen Partners Fund IV L.P.(7)	159,225,900	6.3%	—	—	159,225,900	4.9%	1.6%
Wuxi Shenqi Leye Private Equity Funds Partnership L.P.(8)	126,135,217	5.0%	—	—	126,135,217	3.9%	1.3%

* Less than 1% of our total outstanding shares.

** For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,261,147,362, being the number of ordinary shares outstanding (consisting of 2,519,892,915 Class A ordinary shares, which includes 340,000,000 Class A ordinary shares issued to the depositary as a reserve in relation to the ATM Program that are legally issued but are treated as escrowed shares, and 741,254,447 Class B ordinary shares) as of March 31, 2026, and (ii) the number of ordinary shares underlying the share options held by such person or group that are exercisable within 60 days after the date of this annual report.

*** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† Some of the Class A ordinary shares reported in this table may be represented by ADSs.

†† The business address of Rui Ding and Yifei Hou is XCharge Europe GmbH, Heselstücken 18, 22453 Hamburg, Germany. The business address of Aatish V Patel and Alexander Jacob Urist is XCharge Energy USA Inc, 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640. The business address of Rodney James Huey is Apt 507, 147 Ross Street, Forest Lodge, NSW 2037, Australia. The business address of Alberto Méndez Rebollo is Hässelby Strandväg 38, 16565, Stockholm, Sweden.

(1)
Represents (i) 335,962,107 Class A ordinary shares held by Blooming Star Developments Limited, a company in which Mr. Yifei Hou beneficially owns 100% of the equity interests through the trust for which he acts as settlor and beneficiary, (ii) 236,230,500 Class B ordinary shares held by Future EV Limited, a limited liability company incorporated in British Virgin Islands, in which (1) Future Charge Limited, a wholly owned company of Mr. Yifei Hou, owns 1% of the equity interests, and (2) Blooming Star Developments Limited owns 99% of the equity interests; and (iii) 60,186,532 Class B ordinary shares held by Future Charge Limited, a wholly owned company of Mr. Yifei Hou. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited entered into an acting-in-concert agreement in August 2023 (the “Acting-in-Concert Agreement”), pursuant to which the parties agreed to act in concert, as shareholders of XCHG Limited, in relation to all matters that require the decisions of the shareholders of XCHG Limited. If the parties are unable to reach unanimous consent with respect to the matters that require action in concert, a decision made by Future EV Limited shall be deemed to be a decision unanimously passed by the parties and shall be binding on the parties. Mr. Yifei Hou disclaims beneficial ownership of any securities held by Next EV Limited and Next Charge Limited.The registered address of each of Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 6,232,800 Class A ordinary shares underlying vested RSUs that were fully settleable and pending issuance and (ii) 283,599 ADSs representing 11,342,360 Class A ordinary shares held by Mr. Aatish V Patel.
(3)
Represents (i) 187,541,724 Class A ordinary shares held by Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, (ii) 419,970,000 Class B ordinary shares held by Next EV Limited, a limited liability company incorporated in British Virgin Island, in which (1) Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests, and (2) Alpha First International Limited owns 99% of the equity interests; and (ii)

24,867,415 Class B ordinary shares held by Next Charge Limited, a wholly owned company of Mr. Rui Ding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited entered into the Acting-in-Concert Agreement pursuant to which the parties agreed to act in concert, as shareholders of XCHG Limited, in relation to all matters that require the decisions of the shareholders of XCHG Limited. If the parties are unable to reach unanimous consent with respect to the matters that require action in concert, a decision made by Future EV Limited shall be deemed to be a decision unanimously passed by the parties and shall be binding on the parties. Mr. Rui Ding disclaims beneficial ownership of any securities held by Future EV Limited and Future Charge Limited. The registered address of each of Next EV Limited and Next Charge Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(4)
Represents (i) 260,180,400 Class A ordinary shares held by Beijing Foreign Economic and Trade Development Guidance Fund L.P., a limited partnership incorporated in the PRC, which is controlled by Beijing Liuhe Fund Management Co., Ltd., its general partner. Beijing Liuhe Fund Management Co., Ltd. is ultimately wholly owned by Beijing Municipal People’s Government. The registered address of Beijing Foreign Economic and Trade Development Guidance Fund L.P. is Room 1505, Building A, 23 Baijiazhuang Dongli, Chaoyang District, Beijing, China.
(5)
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
(6)
Represents 198,442,800 Class A ordinary shares held by Shell Ventures Company Limited, a limited liability company incorporated in the PRC, which is ultimately wholly owned by Shell plc, a public limited company, organized in England and Wales. The registered address of Shell Ventures Company Limited is 8th Floor, Building 1, No. 818, Shenchang Road, Minhang District, Shanghai, China.
(7)
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
(8)
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

As of March 31, 2026, to our knowledge, 580,296,320 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. This includes 8,500,000 ADSs (representing 340,000,000 Class A ordinary shares) issued by the Company to the depositary in February 2026 as a reserve in relation to the ATM Program. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued but are treated as escrowed shares for accounting purposes. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

As of December 31, 2023, 2024 and 2025, there were no amounts due to Mr. Yifei Hou. As of December 31, 2023, 2024 and 2025, the balance of amounts due from Mr. Yifei Hou was US$0.4 million, nil and nil, respectively.

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

As of December 31, 2023, 2024 and 2025, there were no amounts due to Mr. Rui Ding. As of December 31, 2023, 2024 and 2025, the balance of amounts due from Mr. Rui Ding was US$0.3 million, nil and nil, respectively.

Transactions with Other Members of Management

We provide other members of management interest free advances from time to time for fund support. In 2023, we provided two other members of management an interest-free advance of RMB0.2 million (US$27 thousand), which was fully collected in September 2023. As of December 31, 2023, 2024 and 2025, there were no amounts due to or due from such members of management.

Transactions with Zhichong Technology (Shenzhen) Co., Ltd

We purchased inventories of US$71 thousand, US$0.4 million and US$0.1 million from Zhichong Technology (Shenzhen) Co., Ltd., of which we own 49% equity interest, in 2023, 2024 and 2025, respectively.

We also sold certain types of EV chargers to Zhichong Technology (Shenzhen) Co., Ltd., in the amount of US$10 thousand for the years ended December 2025.

As of December 31, 2023, 2024 and 2025, the amounts due to Zhichong Technology (Shenzhen) Co., Ltd was nil, US$0.1 million and US$0.2 million, respectively. As of December 31, 2023, 2024 and 2025, the balance of amounts due from Zhichong Technology (Shenzhen) Co., Ltd was US$85 thousand, nil and US$12 thousand, respectively.

Transactions with Beijing Puyan Enterprise Management Co., Ltd

As a related party of one of our shareholders, Beijing Puyan Enterprise Management Co., Ltd is a related party of our company. On March 22, 2021, we provided a two-year loan to Beijing Puyan Enterprise Management Co., Ltd in the amount of RMB30.3 million (US$4.2 million) bearing interest at a rate of 3.85% per annum.

Proceeds from repayment of loans to Beijing Puyan Enterprise Management Co., Ltd. were US$2.9 million, US$55 thousand and nil million in 2023, 2024 and 2025, respectively; and interest income from Beijing Puyan Enterprise Management Co., Ltd. was US$7 thousand, US$2 thousand and US$31 thousand in 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, there were no amounts due to Beijing Puyan Enterprise Management Co., Ltd. As of December 31, 2023, 2024 and 2025, the balance of amounts due from Beijing Puyan Enterprise Management Co., Ltd was US$0.4 million, US$0.3 million and US$0.3 million, respectively.

Transactions with Beijing Zhichong New Energy Technology Co., Ltd

We sold products of US$0.4 million, US$1.7 million and US$0.7 million to Beijing Zhichong New Energy Technology Co., Ltd., of which we own 12% equity interest, in 2023, 2024 and 2025, respectively.

In October 2023, we provided a loan in the amount of RMB0.7 million (equivalent to US$95 thousand) to Beijing Zhichong New Energy Technology Co., Ltd. with a simple interest rate of 6% per annum. The principal and accrued interest shall be due within a year. Proceeds from repayment of the loan to Zhichong New Energy Technology Co., Ltd. was nil thousand in 2025.

As of December 31, 2023, 2024 and 2025, there were no amounts due to Beijing Zhichong New Energy Technology Co., Ltd. As of December 31, 2023, 2024 and 2025, the balance of amounts due from Beijing Zhichong New Energy Technology Co., Ltd was US$0.6 million, US$1.9 million and US$2.7 million, respectively.

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

Legal Proceedings

We may be involved in disputes and legal or administrative proceedings in the ordinary course of our business from time to time. As of the date of this report, save for the matter set forth below, we are not engaged in any material pending legal or administrative proceedings. However, litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

As detailed in Notes 8 and 9 to the consolidated financial statements appended to this annual report, on October 28, 2025, X-Charge Technology received a formal notice of arbitration from the China International Economic and Trade Arbitration Commission. The notice states that a claim was filed by Shell Ventures seeking repayment of the outstanding principal and interest totaling RMB16.71 million (equivalent to US$2.33 million), plus default interest accruing at an annual rate of 12% from March 10, 2025, as well as recovery of its legal fees and arbitration costs. The claim also demands joint and several liability from us, our German subsidiary, and our founders, Mr. Ding Rui and Mr. Hou Yifei. In connection with this matter, as of December 31, 2025, the Group had recognized a provision of RMB17.6 million (approximately US$2.5 million) for outstanding principal, accrued interest, and default interest accrued up to the balance sheet date, and had restricted cash of RMB16.9 million (approximately US$2.4 million) due to asset preservation measures on certain bank accounts. As of the date hereof, the arbitration is pending, and no hearing has been scheduled. The Group concluded that the ultimate outcome of this arbitration would not have a material adverse effect on the Group's results of operations, consolidated financial condition, or cash flows.

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

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Cayman Islands Companies Act, and the common law of the Cayman Islands.

A copy of our third amended and restated memorandum and articles of association is incorporated by reference as Exhibit 1.1 to this annual report. Our board of directors adopted our third amended and restated memorandum and articles of association by a special resolution on July 22, 2024, which became effective immediately prior to completion of our initial public offering of ADSs representing Class A ordinary shares.

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Cayman Islands Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of ICS Corporate Services (Cayman) Limited of Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands.

According to Clause 3 of our third amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Cayman Islands Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares, with a par value of US$0.00001 each, comprising (a) 4,258,745,553 Class A ordinary shares of par value of US$0.00001 each, and (b) 741,254,447 Class B ordinary shares of par value of US$0.00001 each. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Cayman Islands Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Cayman Islands Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

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

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Cayman Islands Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules of the Nasdaq.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors).

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

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

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

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. We have performed the procedure necessary to update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

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

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older companies acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current companies act of England. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to United States corporations and their shareholders.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Cayman Islands Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Islands Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•
the statutory provisions as to the due majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Cayman Islands Companies Act and our memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Cayman Islands Companies Act and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors). However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

United States Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of the ADSs or Class A ordinary shares. This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

If a partnership (or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Because the ADSs are listed on the Nasdaq, subject to applicable limitations, dividends paid to certain noncorporate U.S. Holders of ADSs may be taxable at a preferential rate applicable to qualified dividend income, provided that certain requirements are met. Noncorporate U.S. Holders should consult their tax advisers regarding the availability of this preferential tax rate on dividends in their particular circumstances.

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

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below. A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by noncorporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—PRC Tax Considerations,” if we are deemed to be a “resident enterprise” under PRC tax law, any gain on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income, including for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits for U.S. Holders. If, however, any PRC tax is imposed upon a disposition, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat any gain as foreign-source income under the Treaty (provided the Company qualifies for the benefits of the Treaty) and claim a foreign tax credit in respect of any PRC taxes on disposition gains. Certain Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares unless the U.S. Holder is eligible for the benefits of the Treaty and elects to apply them. As discussed above under “—Taxation of Distributions,” the IRS released notices that provide relief from certain of their provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on disposition gains. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill (determined in large part by reference to our market capitalization), we do not believe we were a PFIC for our 2025 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to our market capitalization, which has declined since our initial public offering, and which may continue to decline or be volatile). We currently hold a substantial amount of cash. While that continues to be the case, we may be or become a PFIC for any taxable year if our market capitalization declines or fluctuates. Accordingly, we cannot assure U.S. Holders of the ADSs or Class A ordinary shares that we will not be a PFIC for any taxable year.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-276802), as amended, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on Form F-6 (File No. 333-276812) to register the ADSs representing our Class A ordinary shares. We also filed with the SEC a shelf registration statement on Form F-3 (File No. 333-292266), as amended, to register an aggregate of US$250,000,000 in the Company's securities, as well as a prospectus supplement relating to the offer and sale of up to an aggregate of US$12,800,000 in ADSs. We also filed with the SEC a registration statement on Form S-8 (File No. 333-294184) to register an aggregate of 1,756,136,269 Class A ordinary shares issuable by the Company pursuant to its 2023 Share Incentive Plan II and its 2026 Share Incentive Plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. However, following recently enacted legislation in the United States, our directors and executive officers are subject to the obligations to report transactions in Company securities pursuant to Section 16(a) of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency translation and foreign currency risks

Our reporting currency is United States Dollars (“US$”). The functional currency of our company and our subsidiaries incorporated in United States, HK S.A.R. and British Virgin Islands is US$. The functional currency of our subsidiary incorporated in Germany is euro (“EUR”), and the functional currency of our PRC subsidiaries is Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive loss.

The financial statements of our German subsidiary and PRC subsidiaries are translated from their functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in shareholders’ (deficit) equity.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Expenses

Information regarding the fees and charges that a holder of ADSs may have to pay, either directly or indirectly, and the fees and other direct and indirect payments made by the depositary to the Company, is set forth below.

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of the ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of the ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of the ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying the ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2025, we used approximately US$12.7 million of the net proceeds received from the initial public offering for research and development of products, global market expansion, professional expenses for the initial public offering and working capital for general corporate purposes.

There is no material change in the use of proceeds as described in our registration statement on Form F-1. We intend to use the remainder of the net proceeds from our initial public offering for the purposes as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025 and concluded that our disclosure controls and procedures were not effective as of December 31, 2025. The purpose of these controls and procedures is to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified under the SEC rules, and that such information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2025, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2025, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

To remediate this identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows:

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

During the year ended December 31, 2024, we identified two material weaknesses in its internal control over financial reporting. To remediate the material weakness related to the failure to establish formal policies and procedures on relevant general information technology controls (“GITCs”), we adopted the following measures to improve our internal control over financial reporting:

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

These enhancements have improved the Company’s control environment and mitigated the risks associated with the previously identified control deficiencies. We have continuously implemented and will continue to implement such measures, including in the preparation of our consolidated financial statements in the subsequent periods. We continue to monitor and evaluate the effectiveness of these measures and further enhance the internal control framework.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025. In assessing the effectiveness of our internal control over financial reporting, our management used the framework established in Internal Control–Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation as of December 31, 2025, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. A copy of our code of business conduct and ethics is filed as Exhibit 11.1 to this annual report on Form 20-F. Additionally, we have posted a copy of our code of business conduct and ethics on our website at https://investors.xcharge.com/. The information contained on our website is not incorporated by reference in this annual report on Form 20-F. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request. Any waiver (including any implicit waiver) from the provisions of our code of business conduct and ethics may only be granted to our executive officers or directors by the board of directors or a committee thereof and will be promptly disclosed on our website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm, for the periods indicated, respectively.

	Year Ended December 31,
	2024	2025
	US$	US$
	(in thousands)
Services
Audit Fees(1)	602	610
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	602	610

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
(3)
Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advice.
(4)
All Other Fees. All other fees mean fees incurred from professional services related to non-audit services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP, our independent registered public accounting firm, including audit services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We incorporate by reference into this annual report the Form 6-K (File Number 001-42208) filed with the SEC on November 12, 2024.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined by the SEC. As a result, in accordance with SEC and Nasdaq rules, we are permitted to follow certain home country governance requirements and exemptions thereunder rather than complying with Nasdaq corporate governance listing standards. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; (iii) an audit committee composed of at least three members; (iv) regularly scheduled executive sessions with only independent directors each year and (v) shareholder approval for the adoption of and any material amendment to equity incentive plans. As a result, our shareholders are afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

We have also adopted a compensation recovery policy required by Nasdaq Listing Rule 5608, the form of which is incorporated by reference as Exhibit 97.1 to this annual report on Form 20-F.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which could adversely affect our business, results of operations, financial condition and prospects.”

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
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

2.3

Deposit Agreement, dated September 9, 2024, by and between the Registrant, the depositary and owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 2.3 to the Annual Report on Form 20-F, filed with the SEC on April 23, 2025)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Annual Report on Form 20-F, filed on April 23, 2025)
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

4.3	The Equity Incentive Plan (The 2025 Share Incentive Plan) (incorporated herein by reference to Exhibit 4.3 to the Annual Report on Form 20-F, filed with the SEC on April 23, 2025)
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

4.12	XCHG Limited 2026 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Form S-8 (File No. 333-294184) filed with the SEC on March 10, 2026)
4.13

Sales Agreement, dated January 30, 2026, by and between the Company and A.G.P./Alliance Global Partners (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the SEC on January 30, 2026)

8.1	Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Annual Report on Form 20-F, filed with the SEC on April 23, 2026)
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-276802), as amended, initially filed with the SEC on February 1, 2024)

11.2

Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F, filed with the SEC on April 23, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Fangda Partners
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of GORG Partnerschaft von Rechtsanwalten mbB
15.4*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
15.5*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
15.6

Letter of KPMG Huazhen LLP dated November 12, 2024 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 12, 2024)

97.1	Compensation Recoupment Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F, filed with the SEC on April 23, 2025)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 27, 2026

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

XCHG LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

XCHG Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XCHG Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

April 27, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

XCHG Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows of XCHG Limited and subsidiaries (the Company) for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Beijing, China

June 10, 2024

XCHG LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2024	2025
	Note	US$	US$
ASSETS
Current assets
Cash and cash equivalents		26,773,902	11,385,381
Restricted cash		-	2,522,898
Accounts receivable, net	3	11,241,534	7,005,396
Amounts due from related parties, net	18	2,215,672	2,517,833
Inventories, net	4	7,682,052	9,432,929
Prepayments and other current assets	5	6,497,363	4,246,959
Total current assets		54,410,523	37,111,396
Non‑current assets
Property and equipment, net	6	969,207	1,972,396
Long-term investments		104,335	106,704
Operating lease right-of-use assets, net	7	1,653,733	1,766,194
Other non-current assets		-	1,711,830
Total non‑current assets		2,727,275	5,557,124
Total assets		57,137,798	42,668,520
LIABILITIES
Current liabilities
Short-term borrowings	8	8,811,599	6,402,231
Accounts payable		7,666,956	6,727,086
Contract liabilities		3,229,431	4,074,505
Operating lease liabilities—current	7	303,851	592,989
Financial liability	11	189,279	63,593
Amounts to a related party	18	125,748	164,046
Accrued expenses and other current liabilities	10	5,860,907	5,513,404
Total current liabilities		26,187,771	23,537,854
Non‑current liabilities
Operating lease liabilities—non-current	7	1,274,314	1,175,413
Other non-current liabilities		166,829	88,898
Total non‑current liabilities		1,441,143	1,264,311
Total liabilities		27,628,914	24,802,165
COMMITMENTS AND CONTINGENCIES

The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2024	2025
	Note	US$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares (USD0.00001 par value; 4,258,745,553 shares authorized, 1,636,807,084 and 2,160,310,915 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	14	16,368	21,603
Class B ordinary shares (USD0.00001 par value; 741,254,447 shares authorized, issued and outstanding as of December 31, 2024 and 2025)	14	7,413	7,413
Additional paid - in capital		79,883,038	100,820,027
Accumulated other comprehensive income		1,975,487	1,893,379
Accumulated deficit		(52,373,422)	(84,876,067)
Total shareholders’ equity		29,508,884	17,866,355
Total liabilities and shareholders’ equity		57,137,798	42,668,520

The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Years Ended December 31,
		2023	2024	2025
	Note	US$	US$	US$
Revenues (including sales to a related party of US$406,373, US$1,690,196 and US$753,827 for the years ended December 31, 2023, 2024 and 2025, respectively)	19	38,511,652	42,203,660	25,100,392
Cost of revenues (including purchase from a related party of US$70,698, US$428,046 and US$147,611 for the years ended December 31, 2023, 2024 and 2025, respectively)		(20,937,827)	(20,980,718)	(13,502,911)
Gross profit		17,573,825	21,222,942	11,597,481
Operating expenses:
Selling and marketing expenses		(6,433,317)	(10,342,509)	(10,704,383)
Research and development expenses		(4,061,037)	(12,159,086)	(7,070,839)
General and administrative expenses		(14,025,391)	(10,790,437)	(26,558,833)
Total operating expenses		(24,519,745)	(33,292,032)	(44,334,055)
Government grants		428,066	38,167	120,721
Operating loss		(6,517,854)	(12,030,923)	(32,615,853)
Changes in fair value of financial instruments	12	(1,472,118)	(87,836)	127,908
Gain on extinguishment of convertible debts	12	—	233,216	—
Interest expenses		(194,500)	(212,732)	(214,888)
Interest income		100,832	157,739	200,188
Loss before income taxes		(8,083,640)	(11,940,536)	(32,502,645)
Income tax expense	16	—	—	—
Net loss		(8,083,640)	(11,940,536)	(32,502,645)
Accretion of redeemable preference shares to redemption value	13	(2,377,429)	(1,162,826)	—
Net loss attributable to ordinary shareholders		(10,461,069)	(13,103,362)	(32,502,645)
Net loss		(8,083,640)	(11,940,536)	(32,502,645)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		1,043,513	151,122	(82,108)
Comprehensive loss		(7,040,127)	(11,789,414)	(32,584,753)

Loss per ordinary share–Basic and diluted	17	(0.01)	—	—
Loss per Class A and Class B ordinary share–Basic and diluted	17	—	(0.01)	(0.01)

Weighted average number of ordinary shares– Basic and diluted	17	713,323,788	—	—
Weighted average number of Class A and Class B ordinary shares – Basic and diluted	17	—	1,287,213,767	2,796,963,888

The accompanying notes are an integral part of these consolidated financial statements

XCHG LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

			Series Seed	Additional	Accumulated other		Total
	Ordinary Shares		preference shares	paid-in capital	comprehensive income	Accumulated deficit	Shareholders’ deficit
	Number	Amounts	Amounts	Amounts	Amounts	Amounts	Amounts
Balance as of December 31, 2022	656,200,500	6,562	2,000,000	—	780,852	(30,833,430)	(28,046,016)
Cumulative effect of adoption of ASC 326	—	—	—	—	—	(29,923)	(29,923)
Balance as of January 1, 2023	656,200,500	6,562	2,000,000	—	780,852	(30,863,353)	(28,075,939)
Net loss	—	—	—	—	—	(8,083,640)	(8,083,640)
Issuance of unvested shares	150,000,000	1,500	—	7,455,300	—	—	7,456,800
Accretion of redeemable preference shares to redemption value	—	—	—	(891,536)	—	(1,485,893)	(2,377,429)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	1,043,513	—	1,043,513
Balance as of December 31, 2023	806,200,500	8,062	2,000,000	6,563,764	1,824,365	(40,432,886)	(30,036,695)

XCHG LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Ordinary shares						Series Seed		Accumulated other		Total
	Class A Ordinary Shares		Class B Ordinary Shares		Ordinary Shares		preference shares	Additional paid-in	comprehensive income	Accumulated deficit	Shareholders' (deficit) equity
	Number	Amounts	Number	Amounts	Number	Amounts	Amounts	capital	Amounts	Amounts	Amounts
Balance as of December 31, 2023	—	—	—	—	806,200,500	8,062	2,000,000	6,563,764	1,824,365	(40,432,886)	(30,036,695)
Net loss	—	—	—	—	—	—	—	—	—	(11,940,536)	(11,940,536)
Accretion of redeemable preference shares to redemption value	—	—	—	—	—	—	—	(1,162,826)	—	—	(1,162,826)
Conversion of preference shares immediately prior to the completion of IPO	1,433,372,111	14,334	—	—	—	—	(2,000,000)	52,683,042	—	—	50,697,376
Re-designation of ordinary shares into class A and class B Ordinary shares immediately prior to the completion of IPO	64,946,053	649	741,254,447	7,413	(806,200,500)	(8,062)	—	—	—	—	—
Share issuance upon initial public offering and followed offering, net of issuance costs of US$4,264,457	138,488,920	1,385	—	—	—		—	14,825,495	—	—	14,826,880
Share-based compensation	—	—	—	—	—	—	—	6,973,563	—	—	6,973,563
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	151,122	—	151,122
Balance as of December 31, 2024	1,636,807,084	16,368	741,254,447	7,413	—	—	—	79,883,038	1,975,487	(52,373,422)	29,508,884
Net loss	—	—	—	—	—	—	—	—	—	(32,502,645)	(32,502,645)
Share-based compensation	—	—	—	—	—	—	—	20,942,224	—	—	20,942,224
Share issuance from vest of restricted shares units	523,503,831	5,235	—	—	—	—	—	(5,235)	—	—	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	(82,108)	—	(82,108)
Balance as of December 31, 2025	2,160,310,915	21,603	741,254,447	7,413	—	—	—	100,820,027	1,893,379	(84,876,067)	17,866,355

The accompanying notes are an integral part of these consolidated financial statements

XCHG LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating activities:
Net loss	(8,083,640)	(11,940,536)	(32,502,645)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for credit losses	185,283	127,263	824,520
Share-based compensation	7,456,800	7,030,846	20,942,224
Write-down of inventories	155,600	43,190	5,160
Depreciation and amortization	202,884	232,918	275,252
Reduction in the carrying amount of right-of-use assets	318,393	421,214	526,732
Loss on disposal of property and equipment	2,044	—	—
Changes in fair value of financial instruments	1,472,118	87,836	(127,908)
Gain on extinguishment of convertible debts	—	(233,216)	—
Loss on modification of operating lease contract	—	—	11,890
Unrealized foreign currency transaction (gain) loss	(205,823)	218,085	(546,226)
Changes in operating assets and liabilities:
Accounts receivable	(5,062,424)	668,143	4,722,657
Amounts due from related parties	(469,422)	(1,330,296)	(744,558)
Inventories	(663,491)	(1,260,086)	(1,840,199)
Prepayments and other assets	167,284	(4,706,046)	2,879,268
Accounts payable	(859,571)	2,415,557	(2,124,017)
Contract liabilities	(1,533,075)	1,955,497	711,340
Amounts due to a related party	—	126,926	34,877
Operating lease liabilities	(345,391)	(458,338)	(459,789)
Accrued expenses and other current liabilities	1,615,056	(689,051)	(35,080)
Other non-current liabilities	71,864	88,526	(80,181)
Net cash used in operating activities	(5,575,511)	(7,201,568)	(7,526,683)
Investing activities:
Issuance of a loan to a related party	(94,738)	—	—
Proceeds from collection of the loan to a related party	—	25,071	—
Issuance of a loan to a related party of a shareholder	—	(1,404)	—
Proceeds from collection of the loan to a related party of a shareholder	2,886,378	56,333	—
Loans provided to third parties	—	—	(821,769)
Cash paid for purchase of property and equipment and intangible assets	(525,915)	(613,657)	(677,415)
Net cash provided by (used in) investing activities	2,265,725	(533,657)	(1,499,184)
Financing activities:
Proceeds from short-term bank borrowings	6,298,822	8,522,049	4,199,987
Repayment of short-term bank borrowings	(4,649,967)	(7,263,737)	(6,767,761)
Interest free advances to the Founders and executive officers	(704,543)	—	—
Proceeds from collection of advances to the Founders and executive officers	271,575	675,939	—
Proceeds from sale of ordinary shares through public offering	—	19,091,338	—
Cash paid to the existing equity holders of X-Charge Technology in connection with the restructuring	(32,947,273)	—	—
Cash received from the existing equity holders of X-Charge Technology in connection with the restructuring	32,947,273	—	—
Cash paid to convertible debts holders of Beijing X-Charge Technology in connection with the conversion of convertible debts	—	(7,020,816)	—
Cash received from the convertible debt holders of Beijing X-Charge Technology in connection with the conversion of convertible debts	—	7,020,816	—
Payments of initial public offering (“IPO”) cost and follow-up offering cost	(1,525,934)	(1,875,977)	(1,759,316)
Proceeds from issuance of the convertible debts	11,053,172	—	—
Net cash provided by (used in) financing activities	10,743,125	19,149,612	(4,327,090)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(410,966)	(333,295)	487,334
Net increase (decrease) in cash, cash equivalents and restricted cash	7,022,373	11,081,092	(12,865,623)
Cash, cash equivalents and restricted cash at the beginning of the year	8,670,437	15,692,810	26,773,902
Cash, cash equivalents and restricted cash at the end of the year	15,692,810	26,773,902	13,908,279
Supplemental cash flow information:
Interest paid	76,901	212,732	127,556
Income taxes paid	—	82,557	45,457
Non-cash investing and financing activities:
Accrual of IPO and follow-up offering cost	—	1,168,175	522,813
Conversion of convertible debts into series B+ convertible redeemable preferred shares	—	9,651,560	—
Extinguishment of convertible debts	—	2,720,155	—
Conversion of convertible preferred shares to Class A ordinary shares	—	52,697,376	—
Deferred offering costs charged against additional paid-in capital	—	4,264,457	—
ROU assets disposed as reduction of operating lease liabilities due to lease modification	—	—	345,622

The accompanying notes are an integral part of these consolidated financial statements

XCHG LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
DESCRIPTION OF BUSINESS AND ORGANIZATION
(a)
Organization and principal activities

XCHG Limited (“the Company”, “XCHG”), together with its subsidiaries (collectively, the “the Group”), is principally engaged in designing, manufacturing and selling of Electric Vehicle (“EV”) chargers under the brand name of “X-Charge” (collectively referred to as the “X-Charge Business”). The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”), Europe and the United States.

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
ii.
In June 2023, Beijing X-charge Management Consulting Centre (Limited Partnership) canceled its 7.2199% equity interests in X-Charge Technology, which served as share-based awards for future grants to employees. Prior to the Restructuring, X-Charge Technology did not grant any such share-based awards. In June 2023, XCHG Limited adopted a share incentive plan (the “2023 Share Plan”), under which the maximum number of ordinary shares, which may be issued, accounts for 7.2199% of share capital of XCHG Limited (or 150,000,000 ordinary shares) on a fully diluted basis, assuming all ordinary shares under the share incentive plan are outstanding.
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

Because the equity interests in X-Charge Technology before the Restructuring were the same as the shareholding percentages of XCHG Limited after the Restructuring, and the rights of each equity interest holder of X-Charge Technology before the Restructuring were substantially identical with the rights of each shareholder of XCHG Limited immediately after the Restructuring, the establishment of the corporate structure of XCHG Limited is treated as and accounted for as a recapitalization of X-Charge Technology that lacks economic substance, and the consolidated financial statements of XCHG were prepared as if the corporate structure of XCHG Limited after the Restructuring had been in existence since the beginning of the periods presented. That is, the consolidated financial statements of XCHG include the results of the operations and the statement of financial position of X-Charge Technology as of the beginning of the earliest period presented. XCHG’s consolidated financial position as of December 31, 2024 and 2025, and its results of operations for each of the years in the three-year period ended December 31, 2025 represent the continuation of the consolidated financial statements of X-Charge Technology, except for the capital structure and per share information of the Company, which is retrospectively adjusted from the earliest period in the consolidated financial statements presented to reflect the legal capital structure of XCHG. Accordingly, the effect of the ordinary shares, the Preference Shares and Series Seed preference shares issued by the Company pursuant to the Restructuring have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statement.

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

The Group had been evaluating strategies to obtain additional funding for future operations. These strategies included, but were not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt and the redemption dates of redeemable preference shares. However, the Group might be unable to access to future equity or debt financing when needed. As such, there could be no assurance that the Group would be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The consolidated financial statements for the year ended December 31, 2023 do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern. The Company has completed a Qualified IPO on September 11, 2024 and all redeemable preferred shares were converted into Class A ordinary shares. The net proceeds to the Company from the IPO and the partial exercise of the over-allotment option, after deducting commissions and offering expenses, were approximately US$19.1 million. The Group has cash and cash equivalents of US$11.4 million and working capital of US$13.6 million as of December 31, 2025. The Group’s available cash and working capital will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. As a result, no substantial doubt about the Company’s ability to continue as a going concern existed as of December 31, 2025.

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

(e)
Cash and cash equivalents

Cash and cash equivalents consisted of cash on hand, cash at bank, bank check, term deposits and other monetary funds, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:

	As of December 31,
	2024	2025
	US$	US$
Financial institutions in the mainland of the PRC
—Denominated in RMB	11,977,938	1,827,969
—Denominated in USD	1,117,452	7,400
—Denominated in EUR	1,776,869	1,574,250
Total cash and cash equivalents balances held at mainland PRC financial institutions	14,872,259	3,409,619
Financial institution in Germany
—Denominated in EUR	2,882,073	1,833,658
Total cash balances held at a Germany financial institution	2,882,073	1,833,658
Financial institutions in the USA
—Denominated in USD	9,018,804	6,141,320
Total cash balances held at a USA financial institution	9,018,804	6,141,320
Total cash and cash equivalents balances held at financial institutions	26,773,136	11,384,597

(f)
Restricted cash

Restricted cash represents cash deposited with a bank primarily in connection with two pending litigation matters as of December 31, 2025. The restriction on the use of such cash and any related interest income is imposed by the bank and will remain in effect until the respective legal proceedings are concluded. This balance is classified as a current asset on the Group's consolidated balance sheets, as the restriction is expected to be released within the 12 months following December 31, 2025. The Group had no restricted cash as of December 31, 2024. The restricted cash is denominated in RMB and held at financial institutions in the PRC.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2024	2025
	US$	US$
Cash and cash equivalents	26,773,902	11,385,381
Restricted cash	—	2,522,898
Total cash, cash equivalents and restricted cash	26,773,902	13,908,279

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

(j)
Intangible assets, net

Intangible asset mainly represents acquired licenses, which are amortized on a straight-line basis over the estimated useful life of 3 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Amortization expenses were US$29,597, US$26,981 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Any lease modifications are evaluated in accordance with ASC 842-10-15-6 to determine their impact on the existing lease classification and measurement. A partial lease termination is accounted for by proportionally reducing both the lease liability and the ROU asset. Any difference between the reduction in the lease liability and the corresponding reduction in the ROU asset is recognized as a gain or loss in the consolidated statements of comprehensive loss. During the year ended December 31, 2025, the Group modified a lease arrangement in respective year to reduce leased space, resulting in lower monthly rental obligations. For the years ended December 31, 2025, the modification resulted in a loss of $11,890, which were recorded as a loss in the consolidated statements of comprehensive loss.

(l)
Long-term investments

The Group’s long-term investments are consisted of equity investments without readily determinable fair value. The Group adopted Accounting Standards Codification (“ASC”) Topic 321, Investments-Equity Securities (“ASC 321”) to accounting of equity investment. Pursuant to ASC 321, the Group uses the measurement alternative to measure the investment at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investment of the same issuer. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. As of December 31, 2024 and 2025, the Group evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies' financial performance and near-term prospects. Based on the evaluation, the Group’s long-term investments are not impaired.

(m)
Impairment of long-lived assets

Long-lived assets such as property and equipment, intangible assets and operating lease right-of-use assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset groups by comparing the carrying value of the assets or asset groups with an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset groups and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset groups, the Group recognizes an impairment loss based on the excess of the carrying value of the assets or asset groups over the fair value of the assets or asset groups. No impairment of long-lived assets or asset groups was recognized for the years ended December 31, 2023, 2024 and 2025.

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

(o)
Financial liability

Financial liability, consisting of warrants to purchase redeemable equity interest of X-Charge Technology, is recorded on the consolidated balance sheets at fair value. Changes in fair values was included in the changes in fair value of financial instruments on the consolidated statements of comprehensive loss.

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

Contract Balances

The Group recognizes a receivable when it has an unconditional right to receive consideration from a customer. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset. The Group did not have any contract assets as of December 31, 2024 and 2025.

The Group recognizes a contract liability when the customer pays the consideration before the Group recognizes the related revenue or when the Group has an unconditional right to receive the consideration before the Group recognizes the related revenue, and in such case a corresponding receivable will be recognized.

Changes in the Group’s contract liabilities are presented as follows for the years ended December 31, 2024 and 2025:

Contract liabilities as of January 1, 2024	1,332,132
Cash received in advance, excluding VAT	13,769,113
Revenue recognized from opening balance of contract liabilities	(1,021,831)
Revenue recognized from contract liabilities arising during 2024	(10,791,785)
Foreign currency translation	(58,198)
Contract liabilities as of December 31, 2024	3,229,431
Cash received in advance, excluding VAT	8,031,503
Revenue recognized from opening balance of contract liabilities	(2,043,549)
Revenue recognized from contract liabilities arising during 2025	(5,276,614)
Foreign currency translation	133,734
Contract liabilities as of December 31, 2025	4,074,505

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

(t)
Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) staff cost and share-based compensation expense, rental and depreciation related to selling and marketing functions, (ii) advertising expenses and (iii) other selling and marketing expenses. Advertising expenses are expensed as incurred. The advertising expenses were US$797,823, US$1,023,352 and US$795,670 for the years ended December 31, 2023, 2024 and 2025, respectively.

(u)
General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost and share-based compensation expense, rental and depreciation related to general and administrative personnel, (ii) foreign currency exchange gain (loss), (iii) professional expenses and (iv) other general corporate expenses.

(v)
Research and Development Expenses

Research and development expenses mainly consist of (i) staff cost and share-based compensation expense, rental and depreciation related to research and development personnel, and (ii) research and development materials. Research and development expenses are expensed as incurred.

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

US$428,066, US$38,167 and US$120,721 were recognized in government grants for the years ended December 31, 2023, 2024 and 2025, respectively. The deferred government subsidies included in liabilities were nil as of both December 31, 2024 and 2025.

(x)
Share-based compensation

The Company grants unvested shares and restricted shares units (“RSU”) of the Company to eligible employees, officers and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation.

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

(y)
Employee Benefits

The Company’s subsidiaries in the PRC and Germany participate in respective government mandated, multiemployer, defined contribution plans, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Both German Company Pension Scheme Act and the PRC labor laws require the local entities to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the basic compensation of qualified employees, respectively. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of revenues and operating expenses in the accompanying consolidated statements of comprehensive loss amounted to US$1.6 million, US$2.18 million and US$2.0 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

(aa)
Foreign currency translation and foreign currency risks

The Group’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its subsidiaries incorporated in United States, HK S.A.R., British Virgin Islands and Singapore is US$, The functional currency of the Company’s subsidiary incorporated in Germany is Euro (“EUR”), and the functional currency of the Company’s PRC subsidiaries is Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive loss.

The financial statements of the Company’s German subsidiary and the PRC subsidiaries are translated from their functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates.

Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of consolidated statements of changes in shareholders’ (deficit) equity.

(bb)
Concentration of risk

Concentration of customers and suppliers

Customers from whom individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2023, 2024 and 2025 are as follows.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Customer A	*	*	*	*	2,819,842	11%
Customer B	*	*	9,622,477	23%	*	*
Customer C	16,325,786	42%	6,397,733	15%	*	*
Customer D	*	*	5,482,894	13%	*	*
Customer E	4,627,547	12%	*	*	*	*

Suppliers from whom individually represent greater than 10% of total purchases of the Group for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Supplier A	5,780,414	23%	4,918,960	26%	1,372,932	12%
Supplier B	*	*	*	*	1,334,219	12%
Supplier C	7,050,112	28%	1,839,392	10%	1,283,536	11%
Supplier D	2,434,481	10%	2,377,647	12%	1,239,046	11%

Customers accounting for 10% or more of accounts receivable, net are as follows:

	As of December 31,
	2024		2025
	US$	%	US$	%
Customer F	1,713,707	15%	1,224,249	17%
Customer B	1,569,321	14%	*	*
Customer G	1,498,250	13%	*	*
Customer H	1,399,828	12%	*	*
Customer C	1,338,451	12%	*	*

Customers accounting for 10% or more of contract liabilities are as follows:

	As of December 31,
	2024		2025
	US$	%	US$	%
Customer I	*	*	660,000	16%
Customer G	320,308	10%	*	*

Suppliers accounting for 10% or more of accounts payable are as follows:

	As of December 31,
	2024		2025
	US$	%	US$	%
Supplier D	1,425,008	19%	1,612,153	24%
Supplier A	2,747,890	36%	1,119,645	17%
Supplier B	*	*	687,776	10%

Suppliers accounting for 10% or more of prepayments are as follows:

	As of December 31,
	2024		2025
	US$	%	US$	%
Supplier E	3,463,506	66%	1,789,478	56%
Supplier C	605,744	12%	625,654	20%
Supplier F	1,000,000	19%	*	*

* The amount was less than 10% of total sales, total purchases or total balance.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net, other receivables of prepayments and other current assets, and amounts due from related parties.

The Group places its cash and cash equivalents in various commercial banks in the PRC, United States, German and Singapore. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.

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

(cc)
Loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share when the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis. The Company’s redeemable preference shares and Series Seed preference shares are considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net loss is not allocated to other participating securities as they are not obligated to share the loss based on their contractual terms.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable preference shares, Series Seed preference shares and the exercise of the financial instruments.

(dd)
Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Chief Executive Officer is the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment. The Group has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of comprehensive loss. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

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

For the years ended December 31, 2023, 2024 and 2025, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries as these PRC companies were in a position of accumulated losses as determined under PRC GAAP. As of December 31, 2024 and 2025, there was no statutory surplus fund and discretionary surplus fund by the Company’s PRC subsidiaries, as these PRC companies were in accumulated losses as determined under PRC GAAP.

(ff)
Recent Accounting Pronouncements

Newly adopted accounting pronouncements

On December 14, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires a significant expansion of the granularity of the income tax rate reconciliation as well as an expansion of other income tax disclosures. ASU 2023-09 requires a company to disclose specific income tax categories within the rate reconciliation table and provide additional information for reconciling items that meet a quantitative threshold if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income (or loss) by the applicable statutory income tax rate. There are also additional disclosures related to income taxes paid disaggregated by jurisdictions. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption are permitted. The Group early adopted ASU 2023-09 from the year ended December 31, 2025 on a prospective basis and included additional disclosures within Note 16 “Income taxes” to comply with the requirements of ASU 2023-09. There was no other impact to the Group’s financial statement disclosures as a result of adopting ASU 2023-09.

Recent accounting pronouncements not yet adopted

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

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and disclosures.

3.
ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Accounts receivable	11,891,930	8,015,176
Allowance for expected credit losses	(650,396)	(1,009,780)
Accounts Receivable, net	11,241,534	7,005,396

The movements of the allowance for doubtful accounts were as follows:

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$
Balance at the beginning of the year	(322,873)	(536,414)	(650,396)
Adoption of ASU 2016-13	(29,923)	—	—
Provision for expected credit losses	(301,601)	(180,174)	(425,835)
Reversal of expected credit losses	116,318	52,911	98,045
Foreign currency translation	1,665	13,281	(31,594)
Balance at the end of the year	(536,414)	(650,396)	(1,009,780)

4.
INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Raw materials	2,904,134	3,242,149
Work in process	1,321,802	1,871,933
Finished goods	3,456,116	4,318,847
Inventories, net	7,682,052	9,432,929

Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to US$0.16 million, US$0.04 million and US$5.2 thousand were recorded as cost of revenues for the years ended December 31, 2023, 2024 and 2025.

5.
PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Advances to suppliers	748,672	1,042,917
Deductible input VAT	395,398	527,286
Deferred financing costs(a)	-	1,097,980
Receivables from third party payment platforms	53,419	8,030
Prepayment to service vendors(b)	4,463,506	1,900,158
Receivables from underwriter(c)	427,172	-
Loans to third parties(d)	-	824,694
Others(e)	409,196	557,724
Prepayments and Other Assets	6,497,363	5,958,789
Less: Other Non-Current Assets	-	1,711,830
Prepayments and Other Current Assets	6,497,363	4,246,959

a. Direct costs incurred by the Group in connection with the follow-up offering were deferred and recorded as deferred financing costs as of December 31, 2025 and offset against the gross proceeds received from the follow-up offering upon completion.

b. Prepayment to service vendors primarily consist of advance payments for outsourcing core hardware development and market promotion services.

c. Receivables from underwriter mainly represents unused advance payments made to underwriter for subsequent disbursement to legal advisors. During the year ended December 31, 2025, the balance has been fully collected.

d. As of December 31, 2025, loans to third parties consisted of the following: (i) On November 24, 2025, the Company entered into a loan agreement with an individual third party to provide a loan of US$0.2 million. The loan bears interest at a floating rate equal to 3.91% per annum and matures twelve months from the effective date. (ii) On November 28, 2025, X-Charge Technology entered into a loan agreement with a third-party entity to provide a loan of RMB 4.3 million (approximately US$0.6 million). The loan bears interest at 3.5% per annum and matures two years from the disbursement date.

e. Others mainly include staff advances and deposits.

6.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Machinery and equipment	345,721	356,946
EV Chargers	737,191	1,845,556
Office and electronic equipment	540,133	665,570
Software	18,347	18,764
Leasehold improvement	633,569	782,207
Vehicle	78,681	-
Constructions in progress	165,327	192,436
Property and Equipment	2,518,969	3,861,479
Less: Accumulated depreciation	(1,549,762)	(1,889,083)
Property and Equipment, net	969,207	1,972,396

Depreciation expense on property and equipment was allocated to the following expense items:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Cost of revenues	73,829	36,026	56,472
Selling and marketing expenses	13,295	76,649	2,496
Research and development expenses	11,024	35,171	39,093
General and administrative expenses	75,139	58,091	177,191
Total depreciation expense	173,287	205,937	275,252

7.
OPERATING LEASE

The following table summarizes the classification of right-of-use assets and lease liabilities in the Group’s consolidated balance sheets:

	As of December 31,
	2024	2025
	US$	US$
Right-of-use assets	1,653,733	1,766,194
Lease liabilities-current	(303,851)	(592,989)
Lease liabilities-non-current	(1,274,314)	(1,175,413)
Total lease liabilities	(1,578,165)	(1,768,402)

Weighted-average remaining lease term	9.44 years	6.49 years
Weighted-average discount rate	3.92%	3.33%

For the years ended December 31, 2023, 2024 and 2025, total operating lease costs and short-term lease cost recorded in cost of revenues, selling and marketing expenses, research and development expenses, general and administrative expenses were US$0.33 million, US$0.48 million and US$0.59 million, respectively.

Supplemental cash flow information related to operating leases were as follows:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	312,939	531,250	512,274
Right-of-use assets obtained in exchange for operating lease liabilities	325,049	1,647,011	940,101

The following table presents the maturity of the Group’s lease liabilities as of December 31, 2025:

As of December 31, 2025
US$
2026	641,941
2027	400,374
2028	212,870
2029	120,390
2030	99,768
Thereafter	481,309
Total operating lease payments	1,956,652
Less: imputed interest	(188,250)
Present value	1,768,402

Lease modification

During the year ended December 31, 2025, the Group executed partial terminations of leased space, resulting in corresponding reductions in monthly rental payments. In accordance with ASC 842, Leases, partial lease terminations are accounted for by proportionately reducing both the lease liability and the ROU asset. The ROU asset is reduced based on the proportion of the lease that has been terminated, and the lease liability is remeasured based on the updated lease payments. The difference between the decrease in the lease liability and the proportionate reduction in the ROU asset is recognized as a gain or loss in the consolidated statements of income and comprehensive income in the period of modification. These lease modifications did not result in reclassification of the lease types. The Group continues to assess lease changes in accordance with ASC 842-10-15-6 to determine whether modifications represent separate contracts or modifications of the existing lease. The impact of these lease modifications on the consolidated statements of income and comprehensive income is summarized as follows:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Decrease of ROU assets caused by lease modifications	-	-	345,622
Decrease of lease liabilities caused by lease modifications	-	-	357,512
Loss recorded in the consolidated statements of comprehensive loss	-	-	11,890

8.
SHORT-TERM BORROWINGS

	As of December 31,
	2024	2025
	US$	US$
Short-term bank borrowings (i)	6,724,904	4,268,154
Loans from investor C (ii)	2,086,695	2,134,077
Short-term borrowings	8,811,599	6,402,231
(i)
Short-term bank borrowings

Short-term bank borrowings consist of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank borrowings as of December 31, 2024 and 2025 were 3.42% and 2.72%, respectively. As of December 31, 2024 and 2025, the repayments of all short-term bank borrowings are guaranteed by the Founders or third parties except for two loans from Bank of Beijing that started on December 30, 2024, and December 28, 2025. As of December 31, 2024 and 2025, the Company had outstanding short-term bank loan balances payable to the following financial institutions:

			As Of December 31,
			2024	2025
Lender	Interest Rate	Maturity Date	US$	US$
Bank of Beijing Fuyu Sub-branch	3.45%, 3.10% and 3.00%	June 28, 2025, December 27, 2025 and December 27, 2026	2,782,260	1,422,718
Bank of China Beijing Guomao Sub-branch	2.30% and 2.15%	March 29, 2025, May 30, 2025 and March 12, 2026	1,391,130	1,422,718
China Merchants Bank Beijing Dayuncun Sub-branch	3.40% and 2.30%	From March 8, 2025 to May 9, 2025 and June 24, 2026	1,855,949	1,422,718
Bank of Nanjing Beijing Branch	4.50%	January 24, 2025	695,565	-
Total Short-term borrowings			6,724,904	4,268,154

In December 2024, the Company entered into a revolving credit facility agreement with the Bank of Beijing Fuyu Sub‑branch for an aggregate principal amount of US$1.4 million. The facility matures on December 27, 2026 and allows the Company to draw, repay, and redraw funds at its discretion, subject to the terms of the agreement. As of December 31, 2024 and 2025, the outstanding borrowings under the facility were US$1.4 million, representing the full amount of the facility drawn on both dates.

On March 9, 2026, the Company repaid all outstanding borrowings due to Bank of China Beijing Guomao Sub-branch as of December 31, 2025. Subsequently, on March 12, 2026, the Company obtained a new one‑year borrowing of US$1.4 million from the same bank. The borrowing bears an annual interest rate of 2.24%.

On March 31, 2025, the Company obtained a new borrowing of US$1.4 million from China Merchants Bank Beijing Dayuncun Sub-branch, with a maturity date of December 18, 2026. The borrowing bears an annual interest rate of 2.3%.

(ii)
Loans from investor C

On May 27, 2024, the Company and Beijing X-Charge Technology Co., Ltd. (“X-Charge Technology”) entered into an adjustment agreement on the convertible loan investment with investor C, pursuant to which all parties agreed that X-Charge Technology shall repay the loan principal in the amount of RMB15 million (equivalent to US$2.1 million) and applicable interest to investor C upon 180 days after the consummation of a qualified IPO (see Note 9).

Subsequently, the qualified IPO was consummated, making the total outstanding amount of RMB 16.13 million (approximately US$2.26 million), comprising principal and accrued interest, due on March 10, 2025. The Company failed to repay by this date, and pursuant to the agreement, overdue principal accrues default interest at a simple rate of 12% per annum from the date of default until full repayment.

On October 28, 2025, X-Charge Technology received a formal notice of arbitration from the China International Economic and Trade Arbitration Commission (“CIETAC”). The notice states that a claim was filed by Investor C seeking repayment of the outstanding principal and interest totaling RMB16.71 million (equivalent to US$2.33 million), plus default interest accruing at an annual rate of 12% from March 9, 2025, as well as recovery of its legal fees and arbitration costs. The claim also demands joint and several liability from the Company, its German subsidiary, and its founders, Mr. Ding Rui and Mr. Hou Yifei. As of the date these financial statements were authorized for issue, the arbitration is pending, and no hearing has been scheduled.

In connection with this matter, as of December 31, 2025, the Group had recognized a provision of RMB17.6 million (approximately US$2.5 million) for outstanding principal, accrued interest, and default interest accrued up to the balance sheet date, and had restricted cash of RMB16.9 million (approximately US$2.4 million) due to asset preservation measures on certain bank accounts. The Group concluded that the ultimate outcome of this arbitration would not have a material adverse effect on the Group's results of operations, consolidated financial condition, or cash flows.

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

Accounting for the convertible debts

The warrants and the convertible debts are treated as one hybrid instrument since they were entered into in conjunction with each other and were neither legally detachable nor separately exercisable. The Group evaluated based on the terms and features of the entire arrangements and concluded that the nature of the host contract was debt. The Group further concluded that the embedded conversion features did not need to be bifurcated pursuant to ASC 815 because the embedded conversion features are underlying preference shares of a private company and could not be publicly traded or readily convertible into cash. The Group made a one-time irrevocable policy election at convertible debts’ inception to elect the fair value option under ASC 825 and measure the convertible debts at fair value. The fair value option election is made on an instrument-by-instrument basis. Subsequently, the component of fair value changes relating to the instrument specific credit risk of the convertible debts is minimal. Fair value changes are recognized in changes in fair value of financial instruments in the consolidated statement of comprehensive loss.

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

10.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Accrued payroll and social insurance	2,310,507	2,938,321
Cash collected on behalf of the customers(a)	77,408	53,683
Other taxes payable	662,974	540,679
Accrued IPO and follow-up offering cost	1,167,185	522,813
Accrued service expenses	789,427	403,298
Interest payable to investors	612,443	825,081
Others(b)	240,963	229,529
Accrued Expenses and Other Current Liabilities	5,860,907	5,513,404

a. The Group collects the EV charging considerations from end users on behalf of certain customers and pays to these customers on a regular basis.

b. Others as of December 31, 2024 and 2025 mainly included accrued warranty and other payable.

11.
FINANCIAL LIABILITY

In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10 million (equivalent to US$1.4 million). In October 2020, in connection with the loan agreement, X-Charge Technology issued warrants to Shengwei Venture Capital Management (Shanghai) Co., Ltd (“Shengwei”), an affiliate of SPD Silicon Valley Bank, to purchase 0.542% of X-Charge Technology’s equity interest at an exercise price at RMB2 million (equivalent to US$0.3 million) in aggregate or purchase 8,786,150 ordinary shares of the Company at the option of Shengwei on a fully diluted basis. The warrants are exercisable upon issuance and expires in October 2027. The warrants have not been exercised as of December 31, 2024 and 2025.

During the exercisable period and when the warrants are exercised, Shengwei is entitled to require X-Charge Technology to repurchase all equity interest at the price of fair market value.

In accordance with ASC 480, the Company classified the warrants as financial liability as the warrants embody an obligation to repurchase the X-Charge Technology’s equity interest which may require settlement by transferring assets. The Group recorded the financial liability on the consolidated balance sheets at its estimated fair value and subsequently, at each reporting date, recorded changes in estimated fair value included in the changes in fair value of financial instruments on the consolidated statement of comprehensive loss.

12.
FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2025:

	As of December 31, 2024
US$	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
Financial liability	—	—	189,279	189,279

	As of December 31, 2025
US$	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
Financial liability	—	—	63,593	63,593

The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the years ended December 31, 2023, 2024 and 2025:

		For the Year Ended December 31, 2023
			Gain or Losses
US$	January 1, 2023	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	December 31, 2023
Liabilities:
Financial liability	242,393	—	8,959	—	(4,087)	247,265
Convertible debts	—	11,053,172	1,463,159	—	—	12,516,331

		For the Year Ended December 31, 2024
			Gain or Losses
US$	January 1, 2024	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Conversion of convertible debts into preference shares	Conversion of convertible debts into short-term borrowing (see Note 8)	Accrued interests (see Note10)	Foreign Currency Translation Adjustment	Year ended December 31, 2024
Liabilities:
Financial liability	247,265	—	(54,859)	—	—	—	—	(3,127)	189,279
Convertible debts	12,516,331	—	(90,521)	—	(9,651,560)	(2,086,695)	(612,443)	(75,112)	—

		For the Year Ended December 31, 2025
			Gain or Losses
US$	January 1, 2025	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	December 31, 2025
Liabilities:
Financial liability	189,279	—	(127,908)	—	2,222	63,593

For the financial liability that does not have a quoted market rate, the Group measured its fair value using the option-pricing model with the assistance of an independent third-party valuation firm. The fair values of financial liability as of December 31, 2024 and 2025, are estimated with the following key assumptions:

	December 31,	December 31,
	2024	2025
Risk-free rate of return (per annum)	4.27%	3.47%
Volatility	62.8%	62.4%
Expected dividend yield	0.0%	0.0%
Expected term	2.8 years	1.8 years
Fair value of the Company’s ordinary shares	US$0.05 per share	US$0.03 per share

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

The rights, preferences and privileges of the Preference Shares are as follows:

Redemption Rights

Redeemable preference shares shall be redeemable, at any time after the earlier of the occurrence of the following event:

(i) The Company has not consummated a Qualified IPO or Qualified share sale by September 30, 2024;

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

The activities of the Preference Shares for the years ended December 31, 2023 and 2024 are as follows:

	Series Angel preference shares	Series Angel redeemable preference shares	Series A redeemable preference shares	Series A+ redeemable preference shares	Series B redeemable preference shares	Series B+ redeemable preference shares	Total
	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount
	USD	USD	USD	USD	USD	USD	USD
Balance as of January 1, 2023	1,220,458	1,220,458	7,635,384	3,937,712	24,880,147	—	38,894,159
Accretion of redeemable preference shares	—	—	500,000	—	1,877,429	—	2,377,429
Foreign currency translation adjustment	(44,118)	(44,118)	(92,369)	(142,342)	(931,628)	—	(1,254,575)
Balance as of December 31, 2023	1,176,340	1,176,340	8,043,015	3,795,370	25,825,948	—	40,017,013
Accretion of redeemable preference shares	—	—	347,945	—	814,881	—	1,162,826
Issuance of Series B+ redeemable preference shares upon conversion of convertible debts	—	—	—	—	—	9,651,560	9,651,560
Conversion of preference shares to Class A ordinary shares immediately prior to the completion of IPO	(1,176,340)	(1,176,340)	(8,390,960)	(3,795,370)	(26,506,806)	(9,651,560)	(50,697,376)
Foreign currency translation adjustment	—	—	—	—	(134,023)	—	(134,023)
Balance as of December 31, 2024	—	—	—	—	—	—	—

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

On July 23, 2025, the Company completed the registration of 13,087,595 ADSs, representing 523,503,831 Class A Ordinary Shares, under its share incentive plan.

As of December 31, 2024 and 2025, the Company had authorized 4,258,745,553 Class A ordinary shares and 741,254,447 Class B ordinary shares. As of December 31, 2024 and 2025, 1,636,807,084 and 2,160,310,915 Class A ordinary shares were issued and outstanding, respectively. All 741,254,447 Class B ordinary shares authorized were issued and outstanding as of December 31, 2024 and 2025.

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

15.
SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based compensation granted by the Company were as follows:

	For the Years Ended December 31,
	2023	2024	2025
	USD	USD	USD
Cost of revenues	—	548,762	27,932
Selling and marketing expenses	—	1,767,234	255,325
Research and development expenses	—	2,308,520	353,116
General and administrative expenses	7,456,800	2,406,330	20,305,851
Total	7,456,800	7,030,846	20,942,224
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

Effective as of March 9, 2026, the Company terminated the 2023 Plan and ceased making awards thereunder. All awards previously granted under the 2023 Plan remain outstanding and continue to be governed by its terms and applicable award agreements.

(b)
2023 Share Incentive Plan II

On December 23, 2024, the Company adopted the 2023 Share Incentive Plan II (the “2023 Plan II”), under which the Company reserves 445,198,950 shares to motivate directors, employees and non-employees. Pursuant to the 2023 Plan II, restricted shares units were granted to its directors, certain employees and non-employee consultants of the Group as approved by the administrator appointed by the board of directors. Shares granted under the 2023 Plan II are generally subject to only service condition but with multiple vesting schedules.

The fair value of each restricted share units granted is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares units granted under the 2023 Plan II:

	Number of ADS Outstanding	Weighted Average Grant Date Fair Value (Per ADS)
		USD
Unvested as of December 31, 2023	—	—
Granted	4,299,891	2.04
Vested	(3,084,129)	2.04
Unvested as of December 31, 2024	1,215,762	2.04
Granted	4,387,992	1.26
Vested	(4,325,402)	1.36
Forfeited	(113,785)	2.04
Unvested as of December 31, 2025	1,164,567	1.62

For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized for the restricted shares units granted under the 2023 Plan II were nil, US$7,030,846 and US$6,183,880, respectively.

As of December 31, 2024 and 2025, there were US$2,480,154 and US$1,886,411 of unrecognized share-based compensation expenses related to the restricted share units granted under the 2023 Plan II. Such unrecognized expenses are expected to be recognized over a weighted-average period of 0.96 years and 1.26 years as of December 31, 2024 and 2025, respectively.

Effective as of March 9, 2026, the Company terminated the 2023 Plan II and ceased making awards thereunder. All awards previously granted under the 2023 Plan II remain outstanding and continue to be governed by its terms and applicable award agreements.

(c)
2025 Share Incentive Plan

On April 18, 2025, the Company adopted the 2025 Share Incentive Plan (the “2025 Plan”), under which the Company reserved 445,198,950 shares to motivate officers. Shares granted to officers under the 2025 Plan are generally subject to only service condition.

The fair value of each restricted share units granted is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares units granted under the 2025 Plan:

	Number of ADS Outstanding	Weighted Average Grant Date Fair Value (Per ADS)
		USD
Unvested as of December 31, 2024	—	—
Granted	11,129,973	1.33
Vested	(11,129,973)	1.33
Unvested as of December 31, 2025	—	—

For the years ended December 31, 2025, total share-based compensation expenses recognized for the restricted shares units granted under the 2025 Plan were US$14,758,344. As of December 31, 2025, there were nil of unrecognized share-based compensation expenses related to the restricted share units granted under the 2025 Plan.

Effective as of March 9, 2026, the Company terminated the 2025 Plan and ceased making awards thereunder. All awards previously granted under the 2025 Plan remain outstanding and continue to be governed by its terms and applicable award agreements.

16.
INCOME TAX
(a)
Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

PRC

The Group’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“PRC CIT Law”) at the statutory income tax rate of 25%, unless otherwise specified. According to the PRC CIT Law, entities that qualify as “high-and-new technology enterprises” (“HNTE”) are entitled to a preferential income tax rate of 15%. In 2020, X-Charge Technology received the approval from the tax authority that it qualified as an HNTE, and the certification has been renewed in 2023. The certificate entitled X-Charge Technology to the preferential income tax rate of 15% effective retroactively from January 1, 2020 to December 31, 2025, if all the criteria for HNTE status could be satisfied in the relevant year. And the Group is re-applying for an HNTE certificate when the prior certificate expires.

Germany

During 2023, 2024 and 2025, the subsidiary in Germany’s primary statutory tax rate was 32.275%, consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the corporate tax rate, and a trade tax rate of 16.45%.

United States

Under the current U.S. federal corporate income tax, the Company’s subsidiary in United States is subject to 21% income tax on its taxable income generated from operations in United States. The company’s subsidiaries have no taxable income for all periods presented.

The components of income (loss) before income taxes are as follows:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
PRC	821,344	(1,460,541)	(5,253,169)
Germany	997,619	(45,090)	(969,957)
Cayman	(8,913,071)	(7,961,485)	(23,277,629)
United States	(989,532)	(2,473,420)	(3,001,890)
Total	(8,083,640)	(11,940,536)	(32,502,645)

Both current and deferred income taxes were nil for the years ended December 31, 2023, 2024 and 2025.

Reconciliation of the differences between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2023 and 2024 is as follows:

	For the Years Ended December 31,
	2023	2024
PRC Statutory income tax rate	(25.0)%	(25.0)%
Increase/(decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	6.1%	19.6%
Preferential tax rate	3.1%	0.4%
Research and development expenses bonus deduction	(11.8)%	(4.3)%
Other non-deductible expenses	24.4%	0.5%
Change in valuation allowance	3.2%	12.5%
Effect of true-up on NOL	—	(3.7)%
Effective income tax rate	0.0%	0.0%

The Group is headquartered in the United States and Germany and the subsidiaries incorporated in the PRC functions as the Group’s primary business operation center. Therefore, the Group uses the PRC’s income tax rate as applicable statutory income tax rate.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the year ended December 31, 2025 was as follows:

	For the Year Ended December 31, 2025
	US$	%
Loss before income tax	(32,502,645)
PRC Statutory income tax rate	25%	25.0%
Computed income tax benefit with PRC statutory income tax rate	(8,125,661)
Domestic tax effects
Preferential tax rate	525,390	(1.6)%
Research and development expenses bonus deduction	(567,286)	1.7%
Other non-deductible expenses	45,259	(0.1)%
Change in valuation allowance	1,696,837	(5.2)%
True-up on NOL	(387,864)	1.2%
Foreign tax effects
United States
- Statutory tax rate difference between United States and PRC	120,076	(0.4)%
- Other non-deductible expenses	9,814	—
- Change in valuation allowance	620,584	(1.9)%
Germany
- Statutory tax rate difference between Germany and PRC	(70,564)	0.2%
- Other non-deductible expenses	1,488	—
- Change in valuation allowance	311,565	(1.0)%
Cayman
- Statutory tax rate difference between Cayman and PRC	5,820,362	(17.9)%
Effective income tax rate	—	—

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
PRC	—	—	—
United States	—	—	—
Germany	—	82,557	45,457
Total income taxes paid	—	82,557	45,457

(b)
Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets:
Allowance for credit losses	118,647	286,485
Operating lease liabilities	276,154	300,929
Net operating loss carry forwards	2,855,567	5,101,529
Share-based compensation	928,639	1,258,578
Others	268,714	271,924
Total deferred income tax assets	4,447,721	7,219,445
Less: Valuation allowance	(4,160,082)	(6,918,609)
Total deferred tax assets, net of valuation allowance	287,639	300,836
Net off against deferred tax liabilities	(287,639)	(300,836)
Net deferred tax assets	—	—

Deferred tax liabilities:
Right-of-use assets	(287,639)	(300,836)
Total deferred income tax liabilities	(287,639)	(300,836)
Net off against deferred tax assets	287,639	300,836
Net deferred tax liabilities	—	—

As of December 31, 2025, the Group had net operating loss carry forwards of US$25.0 million attributable to the PRC subsidiaries. As of December 31, 2025, the net operating loss carryforwards from PRC will expire in calendar year 2027 through 2031 and 2033 through 2035, if not utilized. As of December 31, 2025, the Group had net operating loss carry forwards of US$1.0 million for both corporation tax and trade tax arising in Germany and US$4.9 million arising in United States, respectively, which can be carried forward without an expiration date.

Tax loss carried forward by the PRC subsidiaries will expire, if unused, by the following period-end:

Year ending December 31,	US$
2027	1,855,867
2028	4,694,906
2029	2,788,564
2030	2,886,996
2031	3,517,673
2032	—
2033	1,345,594
2034	339,184
2035	7,551,436
Total	24,980,220

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. The Group has considered its history of losses and concluded that it is more likely than not that the Group will not generate future taxable income to utilize the deferred tax assets. Accordingly, as of December 31, 2024 and 2025, a US$4,160,082 and US$6,918,609 valuation allowance has been established respectively. Changes in valuation allowance are as follows:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Balance at the beginning of the year	2,295,587	2,529,266	4,160,082
Additions of valuation allowance	589,668	1,503,585	2,628,986
Reductions of valuation allowance	(330,665)	—	—
Foreign exchange translation adjustments	(25,324)	127,231	129,541
Balance at the end of the year	2,529,266	4,160,082	6,918,609

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the years from 2020 to 2025 are open to examination by the PRC tax authorities. The subsidiary in Germany is subject to the audit by federal, state, local and foreign income tax authorities. According to the statute of limitation, the German tax authorities may initiate additional audits of the tax years for 2021 through 2025. The subsidiary in United States is subject to US federal income tax examinations by the Internal Revenue Service (“IRS”) for tax years ending December 31, 2023, 2024, and 2025. Under the Internal Revenue Code, the statute of limitations for the IRS to assess additional taxes generally expires three years from the later of the tax return filing date or its due date (including extensions). However, this period may be extended to six years in cases of substantial understatement of income (≥25% of gross income) or indefinitely in instances of fraud or failure to file a return.

(c)
Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the year ended December 31, 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

17.
LOSS PER SHARE

For the purpose of calculating loss per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Restructuring as described in Note 1 took place at the beginning of the earliest period presented.

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Loss per share—basic and diluted:
Numerator:
Net loss attributable to the Company	(8,083,640)	(11,940,536)	(32,502,645)
Accretion of redeemable preference shares to redemption value	(2,377,429)	(1,162,826)	—
Net loss attributable to ordinary share of the Company —basic and diluted	(10,461,069)	—	—
Net loss attributable to Class A and Class B ordinary share of the Company —basic and diluted*	—	(13,103,362)	(32,502,645)
Denominator:
Weighted average number of ordinary shares outstanding	713,323,788	—	—
Weighted average number of Class A and Class B ordinary shares outstanding (a)	—	1,284,218,512	2,608,976,919
Weighted average number of vested restricted share units	—	2,995,255	187,986,969

Denominator used in computing loss per share—basic and diluted (b)	713,323,788	1,287,213,767	2,796,963,888
Loss per ordinary share—basic and diluted (US$)	(0.01)	—	—
Loss per Class A and Class B ordinary share—basic and diluted (US$)	—	(0.01)	(0.01)

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	As of December 31,
	2023	2024	2025
Redeemable preference shares	1,096,344,600	—	—
Series Seed preference shares	175,050,000	—	—
Financial liability (c)	8,786,150	6,892,767	8,410,133
Convertible debts (d)	199,710,898	—	—

a The Company has a dual-class share structure, with each Class A ordinary share carrying 1 vote and each Class B ordinary share carrying 10 votes. All share classes enjoy equal rights to dividends; therefore, the allocation of net profits is independent of voting rights.

b Vested but unregistered restricted share units are included in the denominator of basic earnings (loss) per share calculation once there were no further vesting conditions or contingencies associated with them, as they are not considered contingently issuable shares. Accordingly, the weighted average number of shares of 2,995,255 and 187,986,969 are related to these restricted share units are included in the denominator for the computation of basic EPS for the years ended December 31, 2024 and 2025.

c The warrants represent 0.2898% of the Company's equity interest, calculated on a fully diluted basis according to the warrant agreement for the years ended December 31, 2024 and 2025.

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
Beijing Zhichong New Energy Technology Co., Ltd (“Zhichong New Energy”), which is 12% owned by the Group.
(5)
Mr. Hou Yifei, one of the Founders.

The Group mainly had the following transactions and balances with related parties:

(a)
Major transactions with related parties

		For the Years Ended December 31,
		2023	2024	2025
		US$	US$	US$
Issuance of loans to Beijing Puyan	(i)	—	1,404	—
Proceeds from repayment of loans to Beijing Puyan	(i)	2,886,378	54,762	—
Interest income from Beijing Puyan	(i)	6,709	1,571	31,450
Payment of interest free advance to Mr. Ding Rui	(ii)	270,823	—	—
Proceeds from collection of the advance to Mr. Ding Rui	(ii)	244,092	270,001	—
Purchase of materials from Shenzhen Zhichong	(iii)	70,698	428,046	147,611
Sell products to Shenzhen Zhichong	(iii)	—	—	10,407
Sell products to Zhichong New Energy	(iv)	406,373	1,690,196	743,420
Issuance of loans to Zhichong New Energy	(v)	94,738	—	—
Proceeds from repayment of loans to Zhichong New Energy	(v)	—	25,071	—
Interest free advances to two executive officers	(vi)	27,483	—	—
Proceeds from collection of advances to the two executive officers	(vi)	27,483	—	—
Interest free advance to Mr. Hou Yifei	(vii)	406,237	—	—
Proceeds from collection of the advance to Mr. Hou Yifei	(vii)	—	405,938	—

(b)
Balance of amounts due from related parties:

		As of December 31,
		2024	2025
		US$	US$
Beijing Puyan	(i)	298,254	273,066
Shenzhen Zhichong	(iii)	—	11,951
Zhichong New Energy	(iv)	1,917,418	2,737,608
Amounts due from related parties, gross		2,215,672	3,022,625
Allowance for expected credit losses		—	(504,792)
Amounts due from related parties, net		2,215,672	2,517,833

The movements of the allowance for doubtful accounts were as follows:

	For the Years Ended December 31,
	2024	2025
	US$	US$
Balance at the beginning of the year	—	—
Provision for expected credit losses	—	(496,730)
Foreign currency translation	—	(8,062)
Balance at the end of the year	—	(504,792)

(c)
Balance of amounts due to a related party

		As of December 31,
		2024	2025
		US$	US$
Shenzhen Zhichong	(iii)	125,748	164,046
Total		125,748	164,046

(i)
On March 22, 2021, the Board of Directors of X-Charge Technology approved a loan agreement between X-Charge Technology and Beijing Puyan, pursuant to which X-Charge Technology provided a two-year loan to Beijing Puyan in the amount of RMB30.3 million (equivalent to US$4.2 million) bearing interest at a rate of 3.85% per annum. The loans in the amount of RMB10 million (equivalent to US$1.4 million) was repaid by Beijing Puyan in December 2022, RMB20 million (equivalent to US$2.8 million) was repaid by Beijing Puyan in January 2023. RMB0.3 million (equivalent to US$55 thousand) was repaid by Beijing Puyan in January 2024 and July 2024. US$7 thousand, US$2 thousand and US$31.5 thousand interest income were recognized for the years ended December 31, 2023, 2024 and 2025, respectively.
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

(iii)
The Group purchased certain types of EV chargers from Shenzhen Zhichong in the amount of US$71 thousand, US$0.4 million and US$0.1 million for the years ended December 31, 2023, 2024 and 2025, respectively. The outstanding balance of accounts payable to Shenzhen Zhichong were US$0.1 million and US$0.2 million as of December 31, 2024 and 2025, respectively, which were included in amounts due to related party on the audited consolidated balance sheets.

Besides, the Group also sold certain types of EV chargers to Shenzhen Zhichong in the amount of US$10 thousand for the year ended December 31, 2025. The outstanding balance of accounts receivable from Shenzhen Zhichong were nil and US$12 thousand as of December 31, 2024 and 2025, respectively, which were included in amounts due from related parties, net on the audited consolidated balance sheets.

(iv)
The Group sold certain types of EV chargers to Zhichong New Energy in the amount of US$0.4 million, US$1.7 million and US$0.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. The outstanding balance of accounts receivable from Zhichong New Energy were US$1.9 million and US$2.7 million as of December 31, 2024 and 2025, respectively, which were included in amounts due from related parties, net on the consolidated balance sheets.
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

19.
REVENUE INFORMATION

Revenues consisted of the following:

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Product revenues	38,052,093	41,506,620	24,025,873
Service revenues	459,559	697,040	1,074,519
Total revenues	38,511,652	42,203,660	25,100,392

The following summarizes the Group’s revenues from the following geographic areas (based on the locations of customers):

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Europe	30,211,836	19,411,490	12,500,580
PRC	4,750,919	6,067,038	3,693,378
Others*	3,548,897	16,725,132	8,906,434
Total revenues	38,511,652	42,203,660	25,100,392

*Others for the year ended December 31, 2024, primarily consisted of revenue of US$5,869,229 from customer in North America, US$8,736,141 from customer in South America, and US$2,119,762 from customers in various other unspecified countries. Others for the year ended December 31, 2025, primarily consisted of revenue of US$6,653,386 from customer in North America, US$1,757,641 from customer in South America, and US$495,407 from customers in various other unspecified countries.

The Group has elected the practical expedient in ASC 606-10-50-14(a) not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

20.
Commitments and Contingencies

Commitments

As of December 31, 2025, the Group had neither significant financial nor capital commitment.

Contingencies

As of December 31, 2025, the Group was a party to an arbitration proceeding as detailed described in Notes 8 and 9. In connection with this matter, as of December 31, 2025, the Group had recognized a provision of RMB17.6 million (approximately US$2.5 million) for outstanding principal, accrued interest, and default interest accrued up to the balance sheet date, and had restricted cash of RMB16.9 million (approximately US$2.4 million) due to asset preservation measures on certain bank accounts. The Group concludes that the ultimate outcome of this arbitration could not have a material adverse effect on the Group's results of operations, consolidated financial condition, or cash flows.

21.
SUBSEQUENT EVENTS

On January 30, 2026, the Company entered into a sales agreement with A.G.P./Alliance Global Partners (the “Sales Agent”) to offer and sell from time to time its American depositary shares (“ADSs”), each representing 40 Class A ordinary shares, in an “at‑the‑market offering” with an aggregate offering amount of up to US$12,800,000 (the “ATM Program”). As of March 31, 2026, the Company had sold a nominal amount of ADSs under the ATM Program for gross proceeds of approximately $25,000.

On February 2, 2026, the Company issued 8,500,000 ADSs (representing 340,000,000 Class A ordinary shares) to the depositary as a reserve in relation to the ATM Program. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purpose, and therefore, have been excluded from the computation of net loss per ordinary share for accounting purposes.

Effective as of March 9, 2026, the Company terminated the 2023 Plan, the 2023 Plan II and the 2025 Plan, and ceased making awards thereunder. All awards previously granted under the 2023 Plan, the 2023 Plan II and the 2025 Plan remain outstanding and continue to be governed by its terms and applicable award agreements.

On March 9, 2026, the Company adopted the 2026 Share Incentive Plan (the “2026 Plan”). Pursuant to the 2026 Plan, restricted shares units were granted to its directors, certain employees and non-employee consultants of the Group as approved by the administrator appointed by the board of directors. Shares granted under the 2026 Plan are generally subject to only service condition but with multiple vesting schedules. As of March 31, 2026, 1,600,000 of such share awards have been granted.

22.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of XCHG Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable convertible preference shares or guarantees of XCHG Limited, except for those which have been separately disclosed in the consolidated financial statements.

(a)
Condensed Balance Sheets

	As of December 31,	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets
Cash	8,300,344	5,449,211
Amounts due from subsidiaries-current	8,162,028	7,534,102
Prepayments and other current assets	4,463,506	1,841,298
Total current assets	20,925,878	14,824,611
Non-current assets
Amounts due from subsidiaries-non-current	38,465,944	40,259,564
Other non-current assets	—	1,097,980
Total non-current assets	38,465,944	41,357,544
Total assets	59,391,822	56,182,155
LIABILITIES
Current liabilities
Net liabilities in subsidiaries	18,194,078	27,501,236
Amounts due to a subsidiary	9,871,978	9,926,198
Accrued expenses and other current liabilities	1,816,882	888,366
Total current liabilities	29,882,938	38,315,800
Total liabilities	29,882,938	38,315,800
SHAREHOLDERS’ EQUITY:
Class A ordinary shares	16,368	21,603
Class B ordinary shares	7,413	7,413
Additional paid-in capital	79,883,038	100,820,027
Accumulated other comprehensive income	1,975,487	1,893,379
Accumulated deficit	(52,373,422)	(84,876,067)
Total shareholders’ equity	29,508,884	17,866,355
Total liabilities and shareholders’ equity	59,391,822	56,182,155

(b)
Condensed Statements of Comprehensive Loss

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Total operating expenses	(7,419,798)	(7,972,320)	(23,378,821)
Interest expense	(30,510)	(8,998)	(157)
Interest income	396	19,832	101,383
Share of profits (losses) in subsidiaries	829,431	(3,979,050)	(9,225,050)
Changes in fair value of convertible debts	(1,463,159)	—	—
Net loss	(8,083,640)	(11,940,536)	(32,502,645)
Accretion of redeemable convertible preferred shares to redemption value	(2,377,429)	(1,162,826)	—
Net loss attributable to ordinary shareholders of XCHG Limited	(10,461,069)	(13,103,362)	(32,502,645)

Net loss	(8,083,640)	(11,940,536)	(32,502,645)
Other comprehensive income (loss)	1,043,513	151,122	(82,108)
Total comprehensive loss	(7,040,127)	(11,789,414)	(32,584,753)

(c)
Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash used in operating activities	(77,908)	(11,697,046)	(2,339,902)
Net cash (used in) provided by investing activities	(33,370,232)	365,100	(952,452)
Net cash provided by financing activities	34,749,595	18,330,800	441,221
Effect of foreign currency exchange rate changes on cash	35	—	—
Net increase (decrease) in cash	1,301,490	6,998,854	(2,851,133)
Cash at the beginning of the year	—	1,301,490	8,300,344
Cash at the end of the year	1,301,490	8,300,344	5,449,211